Filed Pursuant to Rule 424(b)(4)
File No. 333-260224

10,000,000 Shares
UserTesting, Inc.
Common Stock

UserTesting, Inc. is offering 10,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. The initial public offering price per share of our common stock is $14.00.

We have been approved to list our common stock on the New York Stock Exchange under the symbol “USER.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 18.

PRICE $14.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to UserTesting
Per Share	$14.00	$0.98	$13.02
Total	$140,000,000	$9,800,000	$130,200,000
__________________
(1)See “Underwriters” for a description of the compensation payable to the underwriters.
At our request, the underwriters have reserved 5% of the shares of our common stock offered by this prospectus for sale, at the initial public offering price, to eligible participants in our contributor network. See “Underwriters” for additional information.
We have granted the underwriters the right to purchase up to an additional 1,500,000 shares of our common stock to cover over-allotments, if any, at the initial public offering price less the underwriting discount.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on November 19, 2021.

MORGAN STANLEY			J.P. MORGAN
Piper Sandler		Truist Securities	William Blair
Canaccord Genuity	Needham & Company	Oppenheimer & Co.	Raymond James	Baird
Loop Capital Markets				Academy Securities

 November 16, 2021

Our mission is to provide the breakthrough perspectives needed to deliver exceptional experiences using human insight.

User Testing
Fill the halls with fall.
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SET THE SCENE FOR HALLOWEEN

User Testing

What if you could see experiences through your customer's eyes?

User Testing
Modo Mio Pizza
SIZE
CRUST
CHEESE & SAUCE
TOPPINGS
CRUST
NEW YORK STYLE
CHICAGO STYLE
CRUNCHY THIN
HAND TOSSED

User Testing
0:36
Cool packaging. It's great.
Until you try to open it.

- **Products**
- **Processes**
- **Designs**
- **Concepts**
- **Apps**
- **Brands**

UserTesting

User Testing

UserTesting at a glance

$155MM
Annualized Q3'21 Revenue[1]

47%
Q3'21 Revenue YoY Growth[2]

90%+
Subscription Revenue in 2020

279
Customers with at least $100K of ARR[3]
58% YoY Growth[2]

2,100+
Customers[3]

$41Bn
Total Addressable Market[4]

$134MM
TTM GAAP Revenue[5]

$42MM
TTM Net Loss[5]

Notes

1. Calculated as Q3'21 revenue multiplied by four.
2. Three months ended September 30, 2021 vs. three months ended September 30, 2020.
3. As of September 30, 2021.
4. Our total addressable market is based on internal data and analysis. We calculate this estimate based on the total number of global companies using independent industry data from S&P Capital IQ (as of April 2021) and using the current average spend for our products by customer cohort. For additional information on how we calculate our total addressable market, see the section titled "Business."
5. For the trailing twelve months (TTM) ended September 30, 2021.

The UserTesting Human Insight Platform

HUMAN INSIGHT MANAGEMENT
ANALYTICS & VISUALIZATIONS
INTELLIGENT INSIGHTS
COLLABORATION & WORKSPACES
SHARING
CUSTOMER EXPERIENCE NARRATIVE (CxN) CORE
CAPTURE & LIVE STREAMING EVENTS
TEST PLAN ENGINE
DISTRIBUTION ENGINE
CxN AUDIENCE MANAGEMENT
AUDIENCE & PROFILE MANAGEMENT
ENGAGEMENT & REWARDS
PRIVACY, SECURITY & COMPLIANCE
DATA & MACHINE LEARNING PLATFORM
OPEN API PLATFORM & INTEGRATIONS
ADOBE XD
QUALTRICS
SLACK
JIRA
TRELLO

Over 2,100 customers, including more than half of the Forbes 100 most valuable brands in the world

B2B Technology	B2C Technology	Health & Fitness	Retail & Apparel	Travel & Hospitality
Adobe	indeed	WebMD	LOWE'S	trivago
DocuSign	iHeart MEDIA	TOTAL BRAIN	SEPHORA	THE VENETIAN LAS VEGAS
AUTOMATION ANYWHERE	Canva	Healthily	ROTHY'S	Alaska AIRLINES
Microsoft	tucows	FITDAY	patagonia	COSTCO travel
IBM	hp	NOOM	BURBERRY	Travelopia
Lenovo	GoDaddy	EARGO	PUMA	WESTJET
MURAL	Evernote	Calm	STITCH FIX	Rosetta Stone
zapier	grammarly	FREELETICS	GANT	Hilton

Financial Services	Automotive & Transportation	Food & Beverage	Consumer Products	Other Industries
experian	AAA	SUBWAY	tapestry	nielsen
KASASA	VOLVO	HELLO FRESH	purple	PHILIPS
FINASTRA	lyft	Domino's	legrand	audible an amazon company
wise	CARVANA	deliveroo	Hallmark	Pearson
ATB	HYUNDAI	GNC	POST OFFICE	RingCentral
coinbase	J.B. HUNT	freshdirect	XBOX	pitney bowes
coindesk	SHIFT	Albertsons	ROVIO	BARK BOX
zip	Autotrader	NATUREBOX	BONOBOS	CODE for AMERICA

Through and including December 11, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.
For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.
i

Letter from Andy MacMillan
Chief Executive Officer

Thank you for taking the time to read through our prospectus and for considering an investment in UserTesting.

I will always remember when I first learned about UserTesting in 2018. We often talk about "aha moments" at UserTesting, and this was a big "aha moment" for me. It's when I realized that what UserTesting does…is possible. I met with Darrell Benatar, UserTesting's founder, at a cafe in Palo Alto. As Darrell described to me how UserTesting worked, and how it enabled companies to see experiences through their customer's eyes, I immediately understood the value. When I was a product executive at organizations like Oracle and Salesforce, I would have loved to get this type of rich insight from current and future customers as we iterated on product designs. We either struggled to find customers to talk to when we needed the input, or, more often, we paid agencies tens or hundreds of thousands of dollars to go talk to our customers for us! The end result? A sterile set of reports and slides that arrived 3 months too late to have an impact on our agile software development process. This meant we often lacked real user empathy and understanding – especially when the perspectives we sought were very different from our own. UserTesting solves the problems that I had in my past roles by using technology to connect teams directly with customers, quickly and at scale. I was immediately captivated. All great ideas are a bit obvious in retrospect – and the ability to use technology to quickly see, hear, and feel what real customers experience – felt like a no-brainer to me.

The next "aha moment" people tend to have with UserTesting is the first time they launch their own test and watch a Customer Experience Narrative (CxN). At UserTesting, during new hire onboarding, we have every new employee try the platform and ask for perspectives on any experience they want. For me, I remember launching my first test targeting guitar players and asking them to review my brother's website for his handmade custom guitar shop. I was honestly blown away to see video feedback of guitar players and even a guitar collector providing their valuable thoughts while they explored my brother's website. And I started getting this feedback within 30 minutes! That was in 2018. Today, we are still able to deliver relevant CxNs to our 2,100+ customers typically in less than a day, and often within a few hours.

iii

A mistake that many companies make is reducing their customers to some sort of metric. I believe that the companies that are going to win in this new agile business environment are the ones that can combine digital business models with human understanding. This will enable companies to build customer-centric visions and deliver best-in-class customer experiences – helping them drive revenue, increase loyalty, and expand market share. Winning markets and building great businesses have always been about truly understanding customers. Real human insight is the secret weapon to achieve these goals. We are evangelizing a new technology-enabled approach to getting real human insight at scale, delivered quickly so that companies can bring the perspective of their customers into any process or experience.

I joined UserTesting incredibly excited about the solution and the value that the platform delivers. And every year, I grow more excited about the opportunity ahead of us. In the last few years, we have been accelerating our growth, investing in our product, and expanding our market opportunity. We have exceptional product market fit, an expansive and growing set of use cases that we can address, and a great company culture where kindness is valued and respected. And, I believe, this is just the beginning.

We are on a mission to empower every company to deliver exceptional customer experiences and transform how companies connect and develop empathy with customers. This has been our mission since Darrell Benatar and Dave Garr first started the company. We are continuing to focus on hiring talented and kind people, building an amazing product and contributor network, focusing on our customers, and attracting world-class investors. Come join us.

Andy

iv

PROSPECTUS SUMMARY
The following summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Special Note Regarding Forward-Looking Statements,” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.
Overview
Our mission is to empower every organization with the breakthrough perspectives they need to deliver truly exceptional customer experiences using human insight.
We have pioneered a video-first, enterprise-grade software-as-a-service (SaaS) platform that enables organizations to see and hear the experiences of real people as they engage with products, designs, apps, processes, concepts, or brands. Our platform captures authentic, credible, and highly contextualized customer perspectives from targeted audiences who have opted in to share their thoughts, whether for digital, real-world, or omnichannel experiences. Using machine learning, our platform analyzes these perspectives and surfaces key moments of insight rapidly and at scale. This helps organizations to free up time and resources and make better customer experience decisions faster using the power of video to drive alignment and action.
As the world and consumer behavior change, companies are increasingly differentiating themselves based on their ability to deliver the best experiences for their customers. Organizations are spending billions of dollars to understand their customers through data. Despite all these investments, there is still a significant gap between an organization’s perception of its customer-centricity and its customers’ perceptions of their experiences. This divide, or “empathy gap,” has a direct impact on the end customer and often leads to poor customer experiences.
To deeply understand what it is actually like to be a customer, organizations need to continuously engage with, listen to, and observe their customers directly. Consumers are accustomed to sharing their thoughts and perspectives through video and online channels. Customer experience solutions must help organizations tap into the rise of this video-first culture to develop a closer connection with their customers and build a deeper understanding that is missing from the data trend lines, charts, and graphs that many organizations rely on today. By understanding customers and their perspectives better, organizations can create better customer experiences that stimulate growth, drive loyalty, and expand market share.
The power of the UserTesting Human Insight Platform is our ability to capture and analyze Customer Experience Narratives (CxNs). CxNs are digitally recorded video narratives from targeted, opt-in audiences from our unique UserTesting Contributor Network or an organization’s own network. These video-based recordings capture the perspectives and experiences of these audiences in narrative form. Our technology enables our contributors or customers of an organization to record their screen or actions on camera as they consider and engage with products, designs, processes, concepts, or brands. As a result, we capture a broad array of human signals needed to truly understand a human experience, including: intonation and tone of voice, facial expressions, body language, visuals, and actions (both digital and real world), all overlaid with a person’s thoughts spoken out loud as they go through an experience. This rich and immersive format enables organizations to see the experiences that they have designed, created, and delivered through their customers’ eyes.
Organizations use our platform to surface and manage human insight, collaborate with others, and share these insights among teams. Our sophisticated technology uses machine learning to analyze CxNs, enabling organizations to surface key moments of insight rapidly and at scale. We believe experience narratives are a more powerful catalyst than any data set for aligning teams and motivating people to act, and that developing a shared understanding of customers through human insight is mission critical for organizations to drive better decisions that create and deliver exceptional customer experiences.
Organizations derive value from our platform in many ways, across a variety of use cases and functional teams. Digital teams use our platform to improve their customers’ browsing and purchasing experience across channels.

Product teams use our platform to vet new market opportunities and understand product-market-fit and customer needs, throughout the entire product creation process from concept to post-launch. Marketing teams leverage our platform to get reactions and diverse perspectives on their brand messaging, marketing campaigns, landing pages, product naming, and pricing to ensure that they resonate. Research and design teams run studies on our platform to understand changing customer behavior, test new designs and prototypes, and find usability concerns. And customer experience teams use our platform to better understand the full customer journey and customer expectations while interacting with different parts of the business. Beyond these use cases, many teams use our platform to benchmark their customer experiences against their competitors.
Our platform is architected to be video-first, easy-to-use, and quick to return insights (typically in less than a day and often within a few hours) – all on a secure, enterprise-grade, and highly scalable foundation. We have built sophisticated technology to capture video and other rich data streams from computers, tablets, and smartphones, for a range of experiences including web, mobile, real world, and omnichannel. We provide easy-to-use templates and a template builder that our customers use to define the set of questions they want to ask and tasks they want a person to do within an experience. We leverage our industry-leading, purpose-built network of contributors to provide organizations authentic, credible, and highly contextualized customer perspectives on those experiences. We have steadily built up our network of contributors over the past 14 years and have qualified over 600,000 contributors in that time. The quality of the UserTesting Contributor Network and speed with which our platform delivers results keeps teams on our platform engaged to run more experience tests and attracts new teams to the platform. Our platform handles four streams of data: screen or real world recordings through video; voice through audio; facial expressions through video; and digital interactions through clickstream data for digital properties. The volume and richness of these data sources, along with audience profile, question, and task data, enable us to develop several proprietary machine-learning models that we use for audience targeting and distribution, and for rapid analysis to surface key moments of insight from the perspectives we capture.
Our go-to-market model is based on a direct sales force that is optimized for the size and geography of a customer’s organization. We have also started investing in creating channel partnerships and relationships with resellers, distributors, and strategic partners to broaden our reach. Our platform provides significant value to our customers and our market leadership has been recognized by G2.com (G2) – a leading software review organization – as the #1 player across the user research, software testing, and consumer video feedback categories. As of September 30, 2021, we had more than 2,100 customers, making up more than half of the world’s top 100 most valuable brands according to Forbes, and 279 customers with at least $100,000 of Annual Recurring Revenue (ARR). We also had nine customers with at least $1 million of ARR as of September 30, 2021. We are focused on using a land-and-expand strategy to continue to grow our existing customer base, evidenced by our 119% net dollar-based retention rate as of September 30, 2021.
The benefits we deliver to our customers have driven rapid growth in our revenue. For the years ended December 31, 2019 and 2020, our total revenue was $76.6 million and $102.2 million, respectively, representing annual revenue growth of 33%. For the nine months ended September 30, 2020 and 2021, our total revenue was $72.8 million and $104.9 million, respectively, representing period-over-period growth of 44%. We generated net losses of $19.6 million and $34.0 million for the years ended December 31, 2019 and 2020, respectively, and $26.1 million and $33.8 million for the nine months ended September 30, 2020 and 2021, respectively, as we continued to invest in our business and the large market opportunity.
Industry Background
The World is Changing; Customer Behavior is Changing; Companies Will Differentiate Through Customer Experiences
Organizations of all sizes, in every industry, and around the world, are either going through a digital transformation or are born digital. Cloud computing, online storefronts, payment and shipping services, and customer support can now all be turned on with a click of a button. With the availability of so many off-the-shelf capabilities today, businesses are facing more competition and need to differentiate beyond features and functions.

Today’s customers expect great experiences with the products, services, and brands that they engage with. And their expectations continue to rise as they compare experiences not just within the same category, but across all of the products, services, and brands that they consume and interact with.
Organizations Must Innovate Quickly in Order to Meet Heightened Customer Expectations
New, agile business models require organizations to make more decisions, faster, and with limited time to get access to diverse customer perspectives. In this digitally transformed, fast-moving environment, organizations that can quickly gather authentic, credible, and highly contextualized customer perspectives and act on them will have a distinct competitive advantage and can better meet rapidly increasing customer expectations. In turn, they will drive superior revenue growth, customer loyalty, and market share expansion.
Organizations are Spending Billions to Understand Their Customers Through Data, But Still Fall Short of Customer Expectations
At least three multi-billion dollar industries have evolved over the past 20 years to help organizations rapidly collect data at scale to answer questions about customer experiences and expectations. These include customer relationship management applications, which manage an enterprise’s relationship with their customers by compiling customer data and their activities between the customer and the enterprise; product analytics solutions and mobile apps and web analytics solutions, which collect large volumes of usage and click data suitable for developing an aggregate view of customer actions in a digital product or web property, such as trends about page views, clicks, and time spent on a website or app, in order to understand overall patterns and anomalies in customer behavior; and customer experience management solutions, which provide application solutions for customer experience data collection and analysis.
Despite all these investments, there is still a significant gap between an organization’s perception of its customer-centricity and its customers’ perceptions of their experiences. According to Gartner, “90% of customer-facing employees said they understood the needs of customers, compared with only 72% of non-customer-facing employees.” These high levels of confidence suggest that employees would be able to cater to the expectations of customers. Yet, according to PwC, there’s a mismatch between customer expectations and how employees deliver: only 38% of U.S. consumers say the employees they interact with understand their needs; 46% of consumers outside the U.S. say the same. Overall, the study shows that 59% of all consumers feel companies have lost touch with the human element of customer experience. We believe that this divide, or “empathy gap,” has a direct impact on the end customer, leading to customer dissatisfaction and disconnects between customer needs and the experiences organizations deliver.
Organizations that Rely Only on Data are Missing Critical Customer Perspectives and Signals
Why do empathy gaps persist? We believe they persist because the individuals that design, build, and manage experiences rely overwhelmingly on data and charts as a proxy for what their customer is actually saying, thinking, and doing. Producing large volumes of data and aggregating a variety of customer interactions into impersonal graphs, charts, and trend lines often lead to more questions than answers. Conclusions based on data alone can also be inaccurate, biased, and incomplete, failing to adequately capture the full experience that the customer is going through.
“Human insight” requires a first-person understanding of customer perspectives, the kind of understanding that often compels organizations toward action, and data-centric approaches do not bring to life that level of understanding. When organizations only see their customers as a set of data points and charts and have limited time to directly spend with them, they miss the critical understanding they need to meet those customers’ needs, which creates empathy gaps. According to the 2020 PMF Product Management Trends and Benchmarks report, product managers spend 7% of their time interacting with customers. According to Harvard Business Review, CEOs only spend 3% of their time on average with their customers. For example, a head of e-commerce may know, through all the data they capture, how frequently customers visit an online store or how many of them save items in the shopping cart. The organization may even spot a pattern of customers abandoning the cart and assigning a low NPS score. However, by actually watching and listening to customers as they go through their shopping cart process – listening to their perspectives, seeing points of confusion, or hearing moments of frustration – an organization can learn why people are abandoning carts or assigning a low NPS score. Without human insight, an organization’s ability to take decisive action and quickly improve the experience is limited.
Human Insight – Understanding Through Perspectives and Human Signals – is Necessary to Deliver Best-in-Class Experience and Drive Growth, Loyalty, and Market Share
Throughout history, people have related to and understood one another by making personal connections and learning through human stories, observations, and narratives. When we seek to understand, we take in a person’s perspectives and human signals – listening to someone speak, hearing their intonation and tone of voice, watching their facial expressions and body language, and observing them as they go through specific motions. Coaches do not train athletes just by analyzing post-game statistics. They must watch their athletes play, talk to them, and, as a result, develop a comprehensive emotional and cognitive understanding of their athletes’ needs and abilities. By understanding through first-person experiences and paying attention to human signals, coaches can more easily identify problems as they arise and are more motivated to deliver the coaching needed for their athletes to reach their full potential.
The same paradigm applies in the business world, whether watching customers walk through and narrate the experience of getting a quote online, booking a flight, reacting to a brand message, or ordering a product for pick-up. Organizations that enable their teams to see and hear their customers are able to close the empathy gap and better understand what it is actually like to be a customer. They are able to then create better experiences that stimulate customer growth, loyalty, and market share.
In this Digital Age, Sharing of Perspectives Through Video and Online Channels has Become Second Nature
Smartphones and other devices have connected billions of people who increasingly find it second nature to record and share their experiences with one another. Video has exploded in popularity because it is compelling, entertaining, a better format for learning, and a more persuasive format for sharing. Video technology allows us to continue listening, watching, and observing each other, even when physical distances separate us, leading to better understanding of people. In the same way, it is essential for organizations to listen to, watch, and observe their customers to understand their experiences. According to an October 2021 Harvard Business Review Analytic Services study commissioned by us, 86% of business respondents agree that they need to share customer experience insights more widely throughout their organizations. Customer experience solutions must tap into the power of video to capture and share customer perspectives and all the human signals necessary to provide the insight that organizations need, at scale.
Limitations of Other Approaches to Improving Customer Experience
Other approaches to understanding customer experience are not adequate to help organizations meet the expectations of their customers.
•Outsourced Agency Focus Groups and In-House Labs are Slow, Expensive, and Not Scalable. These approaches enable organizations to engage with, listen to, and observe their customers directly. However, they can take weeks or even months to complete, cost tens of thousands of dollars per study, and are limited in scope, making it hard for them to keep pace with today’s business environment.
•Behavioral Analytics Tools are Limited in Scope. Though they help teams understand overall patterns and anomalies in customer behavior, they are limited to charting the behavior being tracked within a digital asset. Furthermore, because these solutions are limited to data collection, they miss the context and meaning needed to effectively guide teams to create better customer experiences.
•Surveys Do Not Bring to Life the Human Context of Customer Experience. They tend to turn customers into data and charts, failing to address the empathy gap – they do not enable teams to further explore to get the full range of context, meaning, and human signals needed to truly understand what customers are experiencing.

Organizations Need an Authentic, Credible, and Scalable Human Insight Platform
Organizations need a solution that can deliver the following capabilities:
•Capture authentic, credible, and highly contextualized video-first customer perspectives;
•Deliver customer perspectives at rapid speed and scale to support the quick iterative process of today’s organizations;
•Target and find the most relevant audience to provide their perspectives;
•Analyze and surface key moments of insight in an easy-to-understand and actionable form;
•Free up time and resources for organizations;
•Democratize access to customer perspectives – making it easy for anyone to make decisions based on human insight; and
•Provide an enterprise-grade solution with integrations into business operations and workflows.
The UserTesting Human Insight Platform
UserTesting is transforming how today’s organizations understand what it is actually like to be a customer and build exceptional experiences for their customers.
Overview
We have pioneered a video-first, enterprise-grade SaaS platform that enables organizations to see and hear the experiences of real people as they engage with products, designs, apps, processes, concepts, or brands. Our on-demand SaaS platform provides a unique and differentiated way to capture video-based customer perspectives and human signals with targeted audiences, whether for digital, real-world, or omnichannel experiences.
Our platform is powered by technology that enables organizations to capture authentic, credible, and highly contextualized video-based customer perspectives that we call Customer Experience Narratives (CxNs). CxNs are digitally recorded video narratives from targeted, opt-in audiences from our unique UserTesting Contributor Network or an organization’s own network. These video-based recordings capture the perspectives of these audiences in narrative form. Our technology enables our contributors or customers of an organization to record their screen or actions on camera as they consider and engage with products, designs, processes, concepts, or brands. As a result, we capture a broad array of human signals needed to truly understand a human experience, including: intonation and tone of voice, facial expressions, body language, visuals, and actions (both digital and real world), all overlaid with a person’s thoughts spoken out loud as they go through an experience. The core to delivering CxNs is our software technology that combines four streams of data – screen or real world recordings through video, voice through audio, facial expressions through video, and digital interactions through clickstream data for digital properties – combined with audience profile, question, and task data. This rich and immersive format enables organizations to see the experiences that they have designed, created, and delivered through their customers’ eyes.
Our platform enables organizations to quickly define and find their target audience on the platform – whether in our UserTesting Contributor Network, using their existing networks or database of contacts, or in any network they can reach with a hyperlink. The UserTesting Contributor Network is a global and diverse group of individuals who have qualified and opted-in to use our platform to provide their perspectives on different experiences. Our selectivity of contributors has allowed us to maintain a high-quality network of contributors who can provide the type of perspectives that our customers need. Organizations can use our platform to target any combination of audience characteristics, ranging from gender and age to what kind of car they drive or whether they live close to a particular business of interest.
The platform also offers powerful analytics and visualizations that are purpose-built on a machine learning platform for quickly getting to key moments of insight. The platform helps individuals, teams, and entire organizations create exceptional experiences based on human insight – driving alignment and action through a persuasive video-first format.
We believe that developing a shared understanding of customers through human insight is mission critical for organizations to drive better decisions that create and deliver exceptional customer experiences.
How Our Platform Works
Target Diverse Customer Perspectives – Select the experience to be tested, either by uploading a digital file, linking to an app or web page, or providing instructions to take a real-world action. The platform helps to structure a series of questions or requests to perform tasks, and then finds a matching set of contributors in one of the networks. If using the UserTesting Contributor Network, the platform can be used to define a target audience, using predefined and custom filters. It then automatically targets contributors based on defined criteria.
Generate CxNs – Matched contributors log into our platform to complete the experience test, answer questions, and perform tasks, while they narrate their thoughts out loud. Each experience is fully recorded and the platform generates a series of experience narratives representing the diverse perspectives of each contributor in a rich and immersive format that includes screen activity, actions captured by camera, voice, and facial expressions. CxNs are delivered typically in less than a day and often within a few hours, enabling organizations to integrate human insight into their everyday operations.
Discover & Share Human Insight – Organizations watch experience narratives using our embedded video player. The platform offers several tools, such as transcripts, tagging, and video clips, to quickly find insights. Additionally, the platform also automatically suggests insights based on machine learning. Powerful visualizations of CxN data surface interesting insights and help organizations get to the moments that matter faster. Because of the persuasive video-first format, key moments and learnings are often shared in email, presentations, or in various channels to drive empathy, a shared understanding of the customer, along with more urgency and action.
Use Cases
Organizations use the UserTesting Human Insight Platform across many teams, such as digital, product, marketing, research and design, and customer experience teams. Many organizations also use our platform to gain critical competitive intelligence by watching different target audiences compare their offerings against those of their competitors. As we see more teams and use cases emerge within an organization, we have observed our platform expand into customers’ HR, Customer Support, IT, Training, and Operations teams.
Key Benefits of Our Platform
Capturing Authentic, Credible, and Highly Contextualized Video-first Customer Perspectives
We capture and collect highly contextualized video narratives of a customer experience. These narratives provide unique and rich foundational information for surfacing key moments of insight and enable the viewer to have a first-person understanding of the customer and the customer’s experience. Our CxN capture technology handles four streams of data from each video and multiple human signals, all combined with audience and test plan data. From this richer and more engaging format, which can be used for both digital and real world experiences, organizations receive authentic, credible, and highly contextualized perspectives and insights from their customers that provide the depth and context necessary to improve customer experience and differentiate their position from competitors.
Delivering Customer Perspectives at Rapid Speed and at Scale to Support the Quick Iterative Process of Today’s Organizations
Our platform enables organizations to collect diverse customer perspectives at the speed and scale necessary to keep pace with the iterative and rapid workflows of today’s business environment. Our software technology allows organizations to create and distribute experience tests to their desired audiences and get results typically in less than a day and often within a few hours. In 2020, we recorded 1.4 million CxNs and processed over 20 million minutes of video, highlighting how organizations can use our platform to learn from customers and get human insight on a regular, and often daily, basis.
Target and Find the Most Relevant Audience to Provide their Perspectives
Organizations can quickly define and find their target audience on the platform – whether utilizing the UserTesting Contributor Network, using their existing networks or database of contacts, or in any network they can reach with a hyperlink. Our platform enables finding a specific target audience using any combination of demographic and other custom filters, device type preferences, language requirements, and flexible screening questions. Unlike other customer experience tools, where the customer may not be aware they are being tracked, contributors on our platform must first opt-in. Our approach gives organizations better certainty that they can quickly find their desired audience who will share high-quality and unique perspectives, and who want to participate and help shape better experiences.
Analyzing and Surfacing Key Moments of Insight in an Easy to Understand and Actionable Form
Our platform uses analytics and machine learning to detect customer intent and sentiment to quickly pinpoint moments that matter within these video-based recordings. At the same time, we deliver those moments of insight in a powerful and quickly consumable video clip format that better conveys the full set of important human signals that build a deeper understanding of the customer experience, driving stronger alignment and urgency to act.
Freeing Up Time and Resources for Organizations
Our platform saves our customers significant time that would have been spent in more manual processes such as test creation, recruiting participants, scheduling customer interviews, managing participant data, and reviewing interview videos to pinpoint the important moments of insight. Traditional outsourced focus groups or in-house labs usually take weeks or months to run a customer experience study, but our platform can deliver results and insights typically in less than a day and often within a few hours. As organizations become more agile and need to make a greater number of decisions to deliver their services, our platform also saves them money by lowering the incremental costs to learn directly from diverse customer perspectives.
Democratizing Access to Customer Perspectives – Making It Easy for Anyone to Make Decisions Based on Human Insight
Our platform is easy to use, making it accessible to a broad range of business users beyond traditional market researchers, user experience researchers, and other experts. Customer experience is a matter of organization-wide strategic importance, and we make it easy for anyone in an organization to reach their target audience and get a deeper understanding of their customers.
Providing an Enterprise-Grade Platform with Integrations into Business Operations and Workflows
Our platform has been architected to support the needs of today’s enterprises, and includes state-of-the-art encryption and identity management capabilities to ensure the security and privacy of customer data. We also offer extended features for customer experience experts who need more comprehensive capabilities. Finally, we are continually growing our ecosystem, with integrations into common business applications, such as Adobe XD, Qualtrics, Slack, Jira, and Trello, and we are building out open application programming interfaces (APIs) that promote seamless collaboration and sharing of insights.
Competitive Strengths
Market Leader in Video-first Customer Experience Solutions
We are a leading, at-scale provider of a video-first customer experience platform. Our strong enterprise base of over 2,100 customers as of September 30, 2021 includes more than half of the world’s top 100 most valuable brands according to Forbes. Our market leadership has been recognized by G2 – a leading software review organization – which has ranked us #1 across the user research, software testing, and consumer video feedback categories. The ability of our platform to deliver access to high-quality and specific audiences is, in our belief, a significant competitive advantage over other competitors.
Differentiated Approach to Capturing Video-first CxNs Integrating Multiple Streams of Data
Our technology captures perspectives from individuals who have opted in to having their screens, actions, voice, and face recorded as they consider and engage with products, designs, processes, concepts, or brands. Our platform handles four streams of data: screen or real world recordings through video; voice through audio; facial expressions through video; and digital interactions through clickstream data for digital properties – all combined with audience profile, question, and task data – to deliver a video-first CxN. Experience narratives bring to life a vivid first-person view of a customer experience that better conveys the human signals necessary to understand what it is actually like to be a customer. Our approach provides more useful insights than single data stream solutions, enabling organizations to make better customer experience decisions, faster.
Powerful Network Effects
We have steadily built up our industry-leading, purpose-built network of contributors over the past 14 years, which has enabled us to provide our customers access to high-quality and specifically targeted audiences at speed and scale. We have developed a strong reputation among contributors by providing significant opportunities to share their perspectives, and interest in qualifying to be part of our network remains strong. The quality of our UserTesting Contributor Network and the speed with which our platform delivers results keep teams on our platform engaged and attracts new teams to the platform, fueling customer growth and adoption. In turn, as more teams use our platform to run more tests, we are able to better engage our existing contributors and attract new contributors to sign up and join the network. This growth helps the platform generate more data to leverage for machine learning, which helps customers get to insights quicker, fueling continuous growth and adoption. The combination of our platform, the integrated UserTesting Contributor Network, a selective qualification process, and the volume of CxNs and data created on a daily basis creates a flywheel effect that is highly scalable – giving us a distinct opportunity to grow our business.
Innovative Approach and Ease of Use
We have observed that the first time customers interact with our platform and watch an experience narrative, they intuitively understand its value over traditional methods for improving customer experience, which strengthens our brand and position as an innovative category leader. Our platform is designed to be accessible and easy to use by a broad range of people, and we have created features to speed up time to insight and value for our customers.
Vast Amount of Feature-rich Experience Narratives Ripe for Machine Learning Applications
Over the past decade, we have refined and optimized our approach for capturing CxNs to become a valuable, purpose-built data asset. In 2020 alone, we recorded more than 1.4 million CxNs, processing over 20 million minutes of video. Each CxN is feature rich with four distinct yet integrated data streams, and the platform also manages data from test plans and audience profiles connected with the experience narratives along with user and machine generated tags, notes, clips, and comments. This large volume of data that is high-quality, feature-dense, and context-rich enables us to train differentiated machine learning models that strengthen our ability to surface key moments of insight in experiences for our customers.
Our Market Opportunity
The increasing importance of customer experience has driven organizations to evaluate how they engage with customers and invest in technology solutions to improve their understanding of customer perspectives and needs. We believe that organizations around the world – regardless of industry, size, or target market – need a better solution to help them continuously engage with, listen to, and observe customers directly, to deeply understand what it is actually like to be a customer. In addition, we believe that, as the market for data-driven tools continues to increase, it will drive more demand for our platform as a way to quickly confirm and understand the data through human insight.

Based on our internal data of average price to customers and industry data on the number of global companies from S&P Capital IQ (as of April 2021), we estimate the annual potential for our platform to be $41 billion. This analysis is supported by third-party research from IBISWorld on the Market Research industry and IDC on Customer Intelligence and Analytics software applications, whose estimates for our target markets demonstrate a combined market opportunity of approximately $47 billion.
Our Growth Strategies
Acquiring New Customers
We believe that understanding and improving customer experiences through human insight represents a broad and underpenetrated market opportunity. We will continue to invest aggressively in sales and marketing to continue to acquire new customers, and our go-to-market model is built in a scalable way to support new customer growth of all sizes.
Expanding Within Existing Customers Across Core and New Functional Teams
As of September 30, 2021, we had more than 2,100 customers. We are focused on driving value, additional adoption, and growth within these customers using our land-and-expand model. Our platform’s use cases are continuing to expand as customers continue to see value from human insight, which drives adoption across multiple teams. Additionally, we believe our recently introduced flex-based subscription pricing option will simplify pricing for expansion and deliver a more cost-effective way for new users within an organization to use our platform, creating a significant opportunity for customer expansion.
Continuing to Grow Internationally
To further our international strategy and focus, we have sales offices in Edinburgh, Scotland covering the Europe, Middle East, and Africa (EMEA) region and Singapore covering the Asia-Pacific (APAC) region. During the nine months ended September 30, 2021, approximately 18% of revenue came from customers outside the United States. International revenue increased approximately 76% compared to the prior year period. We believe international expansion will be a key growth driver for our business.
Innovating and Expanding Our Platform
We believe there is a large opportunity to expand down market, offering lightweight, e-commerce friendly packages for individuals and small businesses. As we innovate and enhance our platform with product investments, we can appeal to an even broader set of users.
Deepening Our Network of Channel Partnerships
We are in the early phases of building out our UserTesting partners and reseller program. Our focus areas include working with agencies, systems integrators, and resellers. All of these channels will enable us to achieve go-to-market leverage as we scale, supporting our continued growth.
Risk Factors Summary
Our business is subject to numerous risks and uncertainties, including those described in “Risk Factors” immediately following this prospectus summary. These risks include the following:
•We have a history of losses, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability. If we cannot achieve and sustain profitability, our business, operating results, and financial condition will be adversely affected.
•The market in which we participate is new and rapidly evolving, fragmented, and highly competitive, and if we do not compete effectively, our business, operating results, and financial condition could be adversely impacted.

•If we are unable to attract new customers and renew and expand sales to existing customers, our revenue growth could be slower than we expect, and our business, operating results, and financial condition would be adversely affected.
•If we are not able to effectively introduce enhancements to our platform, including new products, services, features, and functionality, that achieve market acceptance, or keep pace with technological developments, our business, operating results, and financial condition could be adversely affected.
•Our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict.
•Because we recognize revenue from our subscriptions over the subscription term, downturns or upturns in new sales and renewals may not be immediately reflected in our operating results and may be difficult to discern.
•If our or our third-party service providers’ security measures are breached, if unauthorized access to customer or contributor data, our data, or our platform is otherwise obtained, or if our platform is perceived as not being secure, customers may reduce the use of or stop using our platform, and we may incur significant liabilities.
•We have a limited operating history which makes it difficult to evaluate our business and prospects and increases the risks associated with your investment.
•We have experienced rapid growth and expect to invest in our growth for the foreseeable future. If we fail to manage our growth effectively, then our business, operating results, and financial condition would be adversely affected.
•Our subscription or pricing models may not accurately reflect the optimal pricing necessary to attract new customers and retain existing customers as the market matures.
•Any disruption of services of Amazon Web Services, our data hosting service, could interrupt or delay our ability to deliver our services to our customers.
•We process, store, and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and violation of these privacy obligations could result in a claim for damages, regulatory action, loss of business, or unfavorable publicity.
Channels for Disclosure of Information
Following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the Securities and Exchange Commission (the SEC), the investor relations page on our website (www.usertesting.com), press releases, public conference calls, public webcasts, our Twitter account (@usertesting), our Facebook page, and our LinkedIn page.
The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Corporate Information
We were initially incorporated in the State of California in June 2007. In September 2021, we reincorporated in the State of Delaware. Our principal executive offices are located at 144 Townsend Street, San Francisco, California 94107. Our telephone number is (650) 567-5616. Our website address is www.usertesting.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock. Unless otherwise indicated, the terms “UserTesting,” “we,” the “company,” “us,” and “our” refer to UserTesting, Inc. and our subsidiaries.
UserTesting, the UserTesting logo, and other registered or common law trade names, trademarks, or service marks of UserTesting appearing in this prospectus are the property of UserTesting. This prospectus contains additional trade names, trademarks, and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with these other companies, or endorsement or sponsorship of us by these other companies. Other trademarks appearing in this prospectus are the property of their respective holders. Solely for convenience, our trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and trade names.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the Securities Act), as modified by the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:
•being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;
•an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act);
•an exemption from the requirement that critical audit matters be discussed in our independent auditor’s reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;
•reduced disclosure about our executive compensation arrangements;
•exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and
•extended transition periods for complying with new or revised accounting standards.
We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” as defined in the rules under the Securities Exchange Act of 1934, as amended (the Exchange Act) with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

THE OFFERING

Common stock offered by us	10,000,000 shares

Underwriters’ over-allotment option to purchase common stock	We have granted the underwriters an option to purchase up to an aggregate of 1,500,000 shares to cover over-allotments, if any.

Common stock to be outstanding after this offering	140,852,135 shares (or 142,352,135 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds
We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $124.2 million, or approximately $143.7 million if the underwriters’ over-allotment option is exercised in full, based upon the initial public offering price of $14.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses.
We primarily intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. See “Use of Proceeds” for additional information.

Directed share program
At our request, the underwriters have reserved up to 5% of the shares of our common stock offered by this prospectus for sale, at the initial public offering price, through a directed share program available to eligible participants in our contributor network. The sales will be administered by Morgan Stanley & Co. LLC, an underwriter in this offering. We do not know if these parties will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Shares purchased through the directed share program will not be subject to a lock-up restriction. See “Underwriters—Directed Share Program” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our common stock.

NYSE trading symbol	“USER”
The number of shares of our common stock to be outstanding after this offering is based on 130,852,135 shares of our common stock outstanding as of September 30, 2021, and excludes:
•23,988,246 shares of our common stock issuable upon the exercise of stock options outstanding under our 2013 Equity Incentive Plan (the 2013 Plan) as of September 30, 2021, with a weighted-average exercise price of $1.53 per share;
•203,450 shares of our common stock issuable upon the exercise of stock options granted after September 30, 2021 under our 2013 Plan with an exercise price of $16.00 per share;
•2,156,000 shares of our common stock issuable upon the vesting and settlement of restricted stock units (RSUs) outstanding under our 2013 Plan as of September 30, 2021;
•48,127 shares of our common stock issuable upon the vesting and settlement of RSUs granted after September 30, 2021 under our 2013 Plan; and

•19,678,440 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i) 878,440 shares of our common stock reserved for future issuance under our 2013 Plan as of September 30, 2021 (which number of shares is prior to the stock options to purchase shares of our common stock and RSUs to be settled in shares of our common stock granted after September 30, 2021), (ii) 15,700,000 shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan (the 2021 Plan), which became effective on the date immediately prior to the date of this prospectus, and (iii) 3,100,000 shares of our common stock reserved for issuance under our 2021 Employee Stock Purchase Plan (the 2021 ESPP), which became effective on the date of this prospectus.
On the date of this prospectus, any remaining shares available for issuance under our 2013 Plan were added to the shares of our common stock reserved for issuance under our 2021 Plan, and we ceased granting awards under the 2013 Plan. Our 2021 Plan and 2021 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See “Executive Compensation—Employee Benefit and Stock Plans” for additional information.
Unless otherwise noted, the information in this prospectus reflects and assumes the following:
•the reincorporation of our company from California to Delaware in September 2021;
•the automatic conversion of all outstanding shares of our convertible preferred stock as of September 30, 2021 into an aggregate of 110,851,103 shares of common stock immediately prior to the completion of this offering (the Capital Stock Conversion);
•the filing and effectiveness of our restated certificate of incorporation and the effectiveness of our restated bylaws, each of which will occur immediately prior to the completion of this offering;
•no exercise of outstanding stock options or settlement of RSUs subsequent to September 30, 2021; and
•no exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables summarize our consolidated financial and other data. We derived our summary consolidated statements of operations data for the years ended December 31, 2019 and 2020 (except for pro forma basic and diluted net loss per share attributable to common stockholders and weighted-average shares used in computing pro forma basic and diluted net loss per share attributable to common stockholders) from our audited consolidated financial statements included elsewhere in this prospectus. We derived our summary consolidated statements of operations data for the nine months ended September 30, 2020 and 2021 and our summary consolidated balance sheet data as of September 30, 2021 from our unaudited consolidated interim financial statements that are included elsewhere in this prospectus. Our unaudited consolidated interim financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) on the same basis as our audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, that are necessary for the fair statement of the financial information set forth in those financial statements. You should read the following summary consolidated financial and other data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our historical results for the nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the remainder of 2021.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
Subscription	$68,607	$93,374	$66,622	$96,883
Professional services	8,026	8,821	6,184	8,031
Total revenue	76,633	102,195	72,806	104,914
Cost of revenue(1)(2)	23,051	29,567	21,683	27,477
Gross profit	53,582	72,628	51,123	77,437
Operating expenses:
Sales and marketing(1)(2)	37,256	59,737	42,593	62,512
Research and development(1)(2)	20,845	27,897	20,174	29,128
General and administrative(1)(2)	15,177	18,960	13,950	19,817
Total operating expenses	73,278	106,594	76,717	111,457
Loss from operations	(19,696)	(33,966)	(25,594)	(34,020)
Interest income, net	118	136	90	103
Other income, net	93	747	162	683
Loss before provision for income taxes	(19,485)	(33,083)	(25,342)	(33,234)
Provision for income taxes	82	900	794	569
Net loss	$(19,567)	$(33,983)	$(26,136)	$(33,803)
Net loss per share attributable to common stockholders, basic and diluted(3)	$(1.31)	$(2.10)	$(1.63)	$(1.80)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(3)	14,954	16,210	16,015	18,798
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(4)		$(0.28)		$(0.26)
Pro forma weighted-average shares outstanding used in calculating pro forma net loss per share, basic and diluted (unaudited)(4)		122,893		129,649
__________________
(1)Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Cost of revenue:
Subscription	$49	$14	$10	$30
Professional services	83	35	27	160
Operating expenses:
Sales and marketing	810	868	629	1,079
Research and development	790	346	247	620
General and administrative	1,529	1,284	929	3,030
Total stock-based compensation expense	$3,261	$2,547	$1,842	$4,919

(2)Includes amortization expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Cost of revenue:
Subscription	$46	$245	$165	$492
Operating expenses:
Sales and marketing	—	145	98	144
Research and development	61	140	100	130
General and administrative	22	15	14	—
Total amortization expense	$129	$545	$377	$766
(3)See Note 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculation of our basic and diluted net loss per share attributable to common stockholders.
(4)Basic and diluted pro forma net loss per share attributable to common stockholders for the year ended December 31, 2020 and for the nine months ended September 30, 2021 gives effect to the Capital Stock Conversion, as if such conversion had occurred on January 1 of each respective period or on the original date of issuance, if later.

	As of September 30, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$64,893	$64,893	$189,087
Working capital(3)	2,482	2,482	126,676
Total assets	156,745	156,745	280,939
Other liabilities, non-current	15,311	15,311	15,311
Convertible preferred stock	201,531	—	—
Accumulated deficit	(186,284)	(186,284)	(186,284)
Total stockholders’ equity (deficit)	(167,425)	34,106	158,300
__________________
(1)The pro forma column above reflects (i) the Capital Stock Conversion, as if such conversion had occurred on September 30, 2021, and (ii) the filing and effectiveness of our restated certificate of incorporation that will become effective immediately prior to the completion of this offering.
(2)The pro forma as adjusted column above gives effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance by us of 10,000,000 shares of our common stock in this offering, based upon the initial public offering price of $14.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses.
(3)Working capital is defined as current assets less current liabilities.
Key Business Metrics and Non-GAAP Financial Measures
We review a number of operating and financial metrics, including the following key metrics and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for additional information regarding our key business metrics and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-

GAAP Financial Measures” for additional information and reconciliations of our non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP.

	As of or For the Year Ended December 31,		As of or For the Nine Months Ended September 30,
	2019	2020	2020	2021
	(dollars in thousands)
Number of Customers with at Least $100,000 of ARR(1)	137	190	177	279
Net dollar-based retention rate(2)(3)		114%	109%	119%
Gross profit	$53,582	$72,628	$51,123	$77,437
Non-GAAP gross profit	$53,760	$72,922	$51,325	$78,119
Gross margin	70%	71%	70%	74%
Non-GAAP gross margin	70%	71%	70%	74%
Operating loss	$(19,696)	$(33,966)	$(25,594)	$(34,020)
Non-GAAP operating loss	$(16,306)	$(30,874)	$(23,375)	$(30,457)
Operating margin	(26)%	(33)%	(35)%	(32)%
Non-GAAP operating margin	(21)%	(30)%	(32)%	(29)%
Net cash used in operating activities	$(8,672)	$(14,305)	$(12,662)	$(26,005)
Free cash flow	$(9,146)	$(15,307)	$(13,027)	$(27,960)
Free cash flow margin	(12)%	(15)%	(18)%	(27)%
________________
(1)For a discussion of the number of customers with at least $100,000 of ARR, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”
(2)For a discussion of net dollar-based retention rate, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”
(3)Net dollar-based retention rate figures prior to 2020 are unavailable due to adoption of ASC 606 on a modified retrospective basis effective January 1, 2019.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, operating results, financial condition, and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Business and Industry
We have a history of losses, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability. If we cannot achieve and sustain profitability, our business, operating results, and financial condition will be adversely affected.
We have incurred net losses in each fiscal year since inception, we expect to incur net losses for the foreseeable future, and we may not achieve or sustain profitability in the future. For the years ended December 31, 2019 and 2020, we incurred net losses of $19.6 million and $34.0 million, respectively. For the nine months ended September 30, 2020 and 2021, we incurred net losses of $26.1 million and $33.8 million, respectively. As of December 31, 2020 and September 30, 2021, we had an accumulated deficit of $152.5 million and $186.3 million, respectively. We expect to make significant future expenditures related to the development and expansion of our business, including acquiring new customers, expanding relationships with existing customers across core and new departments, expanding our global footprint, innovating and expanding our platform, growing our sales and marketing investments, expanding our operations and infrastructure both domestically and internationally, attracting and retaining our community of contributors, and in connection with legal, tax, accounting, and other administrative and compliance expenses related to operating as a public company. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate faster than these increases in our operating expenses, we may not be able to achieve or sustain profitability in future periods. As a result, we may continue to generate losses. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability in any given period, or at all.
The market in which we participate is new and rapidly evolving, fragmented, and highly competitive, and if we do not compete effectively, our business, operating results, and financial condition could be adversely impacted.
The market for customer experience software solutions is new and rapidly evolving, fragmented, and highly competitive. Our competitors vary in size and in the breadth and scope of the products and services they offer. Our primary competition are manual internal processes that companies use to get customer feedback, which frequently involve using a variety of different tools. Certain features of our platform compete with existing products and services within the overall customer experience market. Providers of those products and services fall within the following categories: online sentiment and survey companies; product analytics companies; marketing analytics companies; point solution vendors offering usability research tools; research services firms; and panel aggregators. Further, because our market is new and rapidly developing, it is possible that new entrants, especially those with substantial resources, more efficient operating models, more rapid technology and content development cycles or lower marketing costs, could introduce new products and services that disrupt our market and better address the needs of our customers and potential customers. While we have reasons to believe we compete favorably against these competitors, some of our existing competitors and potential future competitors are larger and have greater brand-name recognition, longer operating histories, larger marketing budgets, established marketing relationships, access to larger customer bases, and significantly greater resources for the development of their offerings and solutions. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, or enterprise requirements. Moreover, we expect that an increasing focus on customer satisfaction and the growth of various communications channels and new technologies will have a significant impact on the customer experience software solutions market and will likely result in the emergence of new competitors. Pricing pressures and increased competition generally could result in reduced revenue, reduced margins, losses, or the failure of our platform to achieve or maintain more widespread market acceptance, any of which could adversely impact our business, operating results, and financial condition.
Many of our current and potential competitors benefit from competitive advantages over us, including:
•greater name and brand recognition;
•longer operating histories;
•deeper product development expertise;
•greater market penetration;
•larger and more established customer bases and relationships;
•larger sales forces and more established distribution channels;
•larger marketing budgets; and
•access to significantly greater financial, human, technical, and other resources.
Some of our current or potential competitors may be able to offer products or services or functionality similar to ours at a more attractive price than we can, including by integrating or bundling such products and services with their other offerings. Acquisitions, partnerships, and consolidation in our industry may provide our competitors even more resources or may increase the likelihood of our competitors offering bundled or integrated products and services that we may not be able to effectively compete against. Furthermore, we are also subject to the risk of future disruptive technologies. If new technologies emerge that are able to collect and process experience tests, or competitors are otherwise able to develop customer experience offerings at lower prices, more efficiently, more conveniently or with greater functionality and features than ours, our ability to compete may be adversely impacted. If we are not able to compete successfully against our current and future competitors, our business, operating results, and financial condition would be adversely affected.
If we are unable to attract new customers and renew and expand sales to existing customers, our revenue growth could be slower than we expect, and our business, operating results, and financial condition would be adversely affected.
Our ability to achieve significant growth in revenue in the future will depend, in large part, upon our ability to attract new customers. We may not be able to attract new organizations to our platform for a variety of reasons, including as a result of their use of traditional approaches to improving customer experience, their budgets, or the pricing and features of our platform compared to competitive products and services. If we fail to attract new customers and fail to maintain and expand new customer relationships, our revenue may grow more slowly than we expect and our business, operating results, and financial condition would be adversely affected.
Our future revenue growth also depends upon expanding revenue from existing customers. If our existing customers do not renew their subscriptions, our revenue may grow slower than expected, may not grow at all, or may decline.
During the years ended December 31, 2019 and 2020, sales and marketing expenses represented approximately 49% and 58% of our total revenue, respectively. During the nine months ended September 30, 2020 and 2021, sales and marketing expenses represented approximately 58% and 59% of our total revenue, respectively. We plan to continue expanding our sales efforts, both domestically and internationally, but we may be unable to hire qualified sales personnel, may be unable to successfully train those sales personnel that we are able to hire, and sales personnel may not become fully productive on the timelines that we have projected or at all. Additionally, although we dedicate significant resources to sales and marketing programs, these sales and marketing programs may not have the desired effect and may not expand sales. We cannot assure you that our efforts would result in attracting new customers, increased sales to existing customers, and additional revenue. If our efforts to attract new customers or expand within existing customers are not successful, our business, operating results, and financial condition would be adversely affected.
The vast majority of our subscription arrangements typically have a one-year, non-cancelable term but may be longer or shorter in limited circumstances, with some large, multi-year contracts ranging up to three years. Our customers generally have no obligation to renew their subscriptions after the expiration of their initial subscription period. Moreover, our customers that do renew their subscriptions may renew for less seats or usage amounts or for shorter subscription periods. Customer renewals may decline or fluctuate as a result of a number of factors, including the reductions in our customers’ spending levels, higher volumes of usage purchased upfront relative to actual usage during the subscription term, changes in customers’ business models and use cases, our customers’ satisfaction or dissatisfaction with our platform, the value that our customers derive from our platform and the CxNs they collect, our pricing or pricing structure, the pricing or capabilities of competitive products or services, or the effects of global economic conditions, including weakened economic conditions as a result of the COVID-19 pandemic. If our customers do not renew their agreements with us, or renew on terms less favorable to us, our revenue may decline.
If we are not able to effectively introduce enhancements to our platform, including new products, services, features, and functionality, that achieve market acceptance, or keep pace with technological developments, our business, operating results, and financial condition could be adversely affected.
Our future success and demand for our platform will depend on several factors, including our ability to adapt and innovate and deliver high-quality CxNs and insights to our customers, competitive pricing, integration with other technologies and our platform, our ability to maintain a high-quality network of contributors, and overall market acceptance. To attract new customers and increase revenue from our existing customers, we will need to enhance and improve our existing platform, including introducing new products, services, features, and functionality, and extending our platform for new use cases. Enhancements to our platform may not be introduced in a timely or cost-effective manner, may contain errors or defects, and may have interoperability difficulties with aspects of our platform, or may not achieve the market acceptance necessary to generate significant revenue. If our customers believe that deploying our enhancements would be overly time-consuming, confusing, or technically challenging, then our ability to grow our business would be substantially harmed. We have in the past experienced delays in our internally planned release dates of new products, services, features, and functionality, and there can be no assurance that new developments will be released according to schedule. We have also invested, and may continue to invest, in the acquisition of complementary businesses and technologies that we believe will enhance our platform. However, we may not be able to integrate these acquisitions successfully or achieve the expected benefits of such acquisitions. If we are unable to successfully develop, acquire, or integrate new products, features, and functionality or enhance our existing platform to meet the needs of our existing or potential customers in a timely and effective manner, our business, operating results, and financial condition could be adversely affected.
In addition, because our platform is designed to operate on a variety of applications, systems, and devices, we will need to continually modify and enhance our platform to keep pace with technological advancements in such applications, systems, and devices. If we are unable to respond in a timely, customer-friendly, and cost-effective manner to these rapid technological developments, our platform may become less marketable and less competitive or obsolete, and our business, operating results, and financial condition may be adversely affected.
Our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict.
Our quarterly operating results have fluctuated in the past and may fluctuate in the future. Additionally, we have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results and subjects us to a number of uncertainties, including our ability to plan for and anticipate future growth. As a result, you should not rely upon our past quarterly operating results as indicators of future performance. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving markets, such as the risks and uncertainties described herein. Our operating results in any given quarter can be influenced by numerous factors, many of which are unpredictable or are outside of our control, including:
•our ability to maintain and grow our customer base;
•our ability to retain and increase revenue from existing customers;
•our ability to attract, engage, and retain our network of high-quality contributors;
•our ability to introduce new features and functionalities and enhance existing features and functionalities;
•changes to our pricing model, including our recent introduction of our flex-based subscription pricing plan;
•our ability to respond to competitive developments, including pricing changes and the introduction of new products and services by our competitors, or the emergence of new competitors;
•the productivity of our sales force;
•changes in the UserTesting Contributor Network costs, which costs are significant and are not directly passed through to our customers;
•changes in the use cases of our customers;
•the length and complexity of our sales cycles;
•cost to develop and upgrade our platform to incorporate new technologies;
•seasonal purchasing patterns of our customers;
•impact of outages of our platform and reputational harm;
•costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;
•changes in the security or privacy laws or demands of our customers;
•failures or breaches of security or privacy, and the costs associated with responding to and addressing any such failures or breaches;
•foreign exchange fluctuations;
•changes to financial accounting standards and the interpretation of those standards that may affect the way we recognize and report our financial results, including changes in accounting rules governing recognition of revenue;
•general economic and political conditions and government regulations in the countries where we currently operate or plan to expand;
•decisions by us to incur additional expenses, such as increases in sales and marketing or research and development;
•the timing of stock-based compensation expense; and
•potential costs to attract, onboard, retain, and motivate qualified personnel.
The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. The variability and unpredictability of our operating results could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations, then the trading price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.
Because we recognize revenue from our subscriptions over the subscription term, downturns or upturns in new sales and renewals may not be immediately reflected in our operating results and may be difficult to discern. In addition, we recently added pricing options which may reduce visibility into our financial position and operating results.
Currently, a substantial majority of our revenue is earned under a subscription pricing model, and we generally recognize revenue ratably over the term of a subscription. As a result, a significant portion of the revenue we report in each quarter is derived from the recognition of revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter may have a minimal impact on our revenue for that quarter. However, such a decline would negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our platform, and potential changes in our rate of renewals, may not be fully reflected in our operating results until future periods. In addition, we have elected to expense renewal commissions in the period of booking if the period of amortization is one year or less, while revenue is recognized over the life of the agreement with our customer. As a result, a high level of renewals could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” for additional information.
Moreover, a substantial majority of our customers pay for our platform under a seat-based subscription plan. However, to provide our customers additional flexibility, in the fourth quarter of 2020, we introduced a flex-based subscription pricing plan to both new and existing customers as an additional pricing option. Due to the recent introduction of this new pricing plan, we are unable to fully predict at this time the impacts it may have on our business, and, to the extent that our flex-based subscription plan represents a greater share of our revenue over time, we may have reduced visibility into our operating results. There is a risk that a flex-based subscription pricing plan may ultimately result in lower total cost to our customers over time or may cause our customers to limit utilization in order to stay within the limits of their existing flex-based subscription pricing plan, reducing overall revenue. Moreover, the introduction of a flex-based subscription pricing plan may impact annual renewal rates in a manner that we are unable to predict at this time. In addition, if we are unable to effectively implement information technology systems critical to managing our flex-based subscription pricing plan, we may be unable to accurately forecast our business and operating results under that pricing model.
Our subscription or pricing models may not accurately reflect the optimal pricing necessary to attract new customers and retain existing customers as the market matures. As the market for our platform matures, or as competitors introduce new products and services that compete with ours, we may be unable to attract new customers and retain existing customers at the same price or based on the same pricing models as we have used historically. Within each of our two primary subscription pricing plans, we offer specific editions based on varying levels of tools, features, and functionality. Therefore, pricing decisions may impact the mix of adoption among our subscription pricing plans and negatively impact our overall revenue. In addition, we are unable to predict at this time whether our recently introduced flex-based subscription pricing plan option is optimally priced. Moreover, we may from time to time decide to make further changes to our pricing model due to a variety of reasons, including changes to the market for our products and services, pricing pressures, and the introduction of new products and services by competitors. Changes to any components of our pricing model may, among other things, result in customer dissatisfaction and could lead to a loss of customers and could negatively impact our business, operating results, and financial condition.
If our or our third-party service providers’ security measures are breached, if unauthorized access to customer or contributor data, our data, or our platform is otherwise obtained, or if our platform is perceived as not being secure, customers may reduce the use of or stop using our platform, and we may incur significant liabilities.
Our platform processes, stores, and transmits certain customer and contributor data, including personally identifiable information or personal information. Our platform is built to be available on the infrastructure of third-

party public cloud providers, such as Amazon Web Services (AWS). We also use third-party service providers and sub-processors to help us deliver services and tests to our customers and contributors. These vendors may store or process personal information or other confidential information of our employees, partners, customers, or contributors. We collect such information from individuals located both in the United States and abroad and may store or process such information outside the country in which it was collected. While we, our third-party cloud providers, and our third-party processors have implemented security measures designed to protect against security breaches, these measures could fail or be insufficient to protect against unauthorized disclosures or loss of data.
Unauthorized access to, or other security breaches of, our platform or the other systems or networks used in our business, including our own systems as well as those of our vendors, contractors, partners, or those with which we have strategic relationships, could result in the unauthorized disclosure, loss, compromise, exfiltration, destruction, or corruption of customer, contributor, or other personal data, including sensitive data, loss of business, reputational damage adversely affecting customer, contributor, or investor confidence, regulatory investigations and orders, class action or other litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, notification obligations, significant costs for remediation, and other liabilities. If our security measures or those of our service providers are breached, or are perceived to have been breached, as a result of third-party action, including cyber-attacks or other intentional misconduct by computer hackers, employee error, malfeasance, or otherwise, and someone obtains unauthorized access to our data or other data we or our service providers maintain, including sensitive customer and contributor data, personal information, intellectual property, and other confidential financial or business information, we could face loss of business, regulatory investigations, or orders, and our reputation could be severely damaged. We could be required to expend significant capital and other resources to alleviate the problem, as well as incur significant costs and liabilities, including due to litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, and costs for remediation and other incentives offered to customers, contributors, or other business partners in an effort to maintain business relationships after a breach or other incident. Moreover, if our platform is perceived as not being secure, regardless of whether our or our service providers’ security measures are actually breached, we could suffer harm to our reputation, and our business, operating results, and financial condition would be negatively impacted.
We cannot ensure that our or our service providers’ measures to prevent security breaches or other security incidents will not result in the loss of information, litigation, indemnity obligations, penalties, and other liability. Similarly, we cannot ensure that any limitations of liability provisions in our contracts would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security breach or other security-related matters. Certain of our customer contracts do not limit our liability with respect to security breaches and other security-related matters. We also cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims related to a security incident or breach, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, operating results, and financial condition.
Moreover, cyber-attacks and other malicious Internet-based activities continue to increase generally. Further, we may experience increased cyber-attacks and security challenges as our employee base works remotely due to the COVID-19 pandemic. Because the techniques used to obtain unauthorized access to or sabotage systems change frequently and generally are not identified until they are launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, third parties may attempt to fraudulently induce employees, contractors, or contributors to disclose information to gain access to our data, our customers’ data, or our contributors’ data. We could suffer significant damage to our brand and reputation if a cyber-attack or other security incident were to result in unauthorized access to or modification of any of our customer’s data, contributor’s data, other external data, or our own data or our IT systems or if the services we provide to our customers were disrupted, or if our platform is perceived as having security vulnerabilities. Customers and contributors could lose confidence in the security and reliability of our platform and perceive them to be not secure. This could lead to fewer customers and contributors using our platform and result in reduced revenue and earnings. The costs we would incur to address and respond to these security incidents, and to prevent them thereafter, would increase our expenses. Therefore, these types of security incidents could also lead to lawsuits, regulatory investigations and claims, and increased legal liability.
We have a limited operating history which makes it difficult to evaluate our business and prospects and increases the risks associated with your investment.
Although we were founded in 2007, we have changed our business model significantly over time. For example, while we first launched our platform for enterprise customers in 2012, we did not invest significantly in our enterprise solution until we hired our enterprise sales force in 2016. In addition, in the fourth quarter of 2020, we launched a flex-based subscription pricing plan and began a roll out to both new and existing customers as an additional pricing option. As a result, our business and pricing models have not been fully proven, and we have only a limited operating history with our current business and pricing models to evaluate our business and future prospects, which subjects us to a number of uncertainties, including our ability to plan for and model future growth. Therefore, our historical revenue growth should not be considered indicative of our future performance.
We have experienced rapid growth and expect to invest in our growth for the foreseeable future. If we fail to manage our growth effectively, then our business, operating results, and financial condition would be adversely affected.
We have experienced rapid growth in recent periods, and we expect to continue to invest broadly across our organization to support our growth. Our total revenue has grown from $76.6 million for the year ended December 31, 2019 to $102.2 million for the year ended December 31, 2020, and from $72.8 million for the nine months ended September 30, 2020 to $104.9 million for the nine months ended September 30, 2021. During this period, the number of our employees has grown from 402 as of December 31, 2019 to 556 as of December 31, 2020, and from 533 as of September 30, 2020 to 705 as of September 30, 2021. Although we have experienced rapid growth historically, we may not sustain our current growth rates, nor can we assure you that our investments to support our growth will be successful. The growth and expansion of our business will require us to invest significant financial and operational resources and the continuous dedication of our management team.
We plan to continue to expand our international operations into more countries in the future, which will place additional demands on our resources and operations. The growth and expansion of our business has placed and continues to place a significant strain on our management, operations, financial infrastructure, and corporate culture. In the event of further growth of our business, our information technology systems and our internal controls and procedures may not be adequate to support our operations. We have also experienced significant growth in the number of customers, transactions, and amount of data that our platform and our associated hosting infrastructure support. For example, we had 190 customers with at least $100,000 of ARR as of December 31, 2020, reflecting growth of 39% from December 31, 2019, and we had 279 customers with at least $100,000 of ARR as of September 30, 2021, reflecting growth of 58% from September 30, 2020.
We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including our ability to achieve market acceptance of our platform and attract and retain customers, as well as increasing competition and increasing expenses as we continue to grow our business. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, our corporate governance systems, and our ability to manage headcount, capital, and processes in an efficient manner. We may not be able to successfully implement or scale improvements to our systems, processes, and controls in an efficient or timely manner.
We are in the early stages of implementing new information technology systems, including reporting tools and processes, critical to support and manage our expanded pricing plan options and the overall growth of our business, and, as a result, we have incurred and will continue to incur additional costs in connection with implementing these systems. If we are unable to effectively implement these systems, or if we experience disruption during the system implementation process, our ability to manage our business and forecast our operating results will be adversely affected. In addition, our existing and newly implemented systems, processes, and controls may not prevent or detect all errors, omissions, or fraud. We may also experience difficulties in managing improvements to our systems, processes, and controls or in connection with third-party software licensed to help us with such improvements. Any future growth will continue to add complexity to our organization and require effective coordination throughout our organization.
Failure to manage growth effectively could result in difficulty or delays in attracting new customers, declines in quality or customer satisfaction and demand for our platform, increases in costs, difficulties in introducing new products and services or enhancing our platform, loss of customers and contributors, difficulties in attracting or retaining talent, or other operational difficulties, any of which could adversely affect our business, operating results, and financial condition. Effectively managing our growth may also be more difficult to accomplish the longer that our employees, our customers, and the overall economy is impacted due to the COVID-19 pandemic.
Our growth depends on our ability to attract and engage our network of contributors, and the failure to attract and engage our contributors could adversely impact our business, operating results, and financial condition.
Our network of contributors is an important element of our business model. Our ability to attract and maintain customers in the future may be affected by our ability to attract and engage high-quality contributors to provide their perspectives through our platform. Achieving engagement by a network of contributors may require us to increasingly engage in sophisticated, costly, and lengthy marketing efforts that may not result in the additional engagement we seek, or may not do so in a cost-effective manner. If we are unable to engage high-quality contributors, our reputation could be harmed, our existing customers may choose not to renew their subscriptions, and our business, operating results, and financial condition would be adversely impacted.
Real or perceived defects or errors on our platform could harm our reputation, result in significant costs to us, and impair our ability to sell subscriptions to our platform and related services.
The software technology underlying our platform is inherently complex and may contain material defects or errors, particularly when first introduced or when new features or capabilities are released. In addition, our platform depends on the ability of our software to store, retrieve, process, and manage immense amounts of data. Although we continually test our platform for defects and work with customers through our customer support organization to identify and correct errors, we have from time to time found defects or errors on our platform, and new defects or errors in our existing platform or new software may be detected in the future by us or our users. There can be no assurance that our existing platform and new software will not contain defects. Any real or perceived defects, errors, failures, bugs, or vulnerabilities on our platform could result in negative publicity, data security, access, retention, or other performance issues and customer terminations and impair our ability to sell subscriptions to our platform and related services in the future, all of which could harm our business. The costs incurred in correcting such defects or errors in our platform may be substantial and could adversely affect our business, operating results, and financial condition. Moreover, the harm to our reputation and legal liability related to such defects or errors may be substantial and adversely impact our business, operating results, and financial condition. We are also reliant on third-party software and infrastructure, including the infrastructure of the Internet, to provide our platform. Any defects, failures or disruptions to our platform or this infrastructure that cause interruptions to the availability of our platform, loss of data, or other performance issues could result in, among other things:
•lost revenue or delayed market acceptance and sales of our platform;
•loss of competitive position;
•early termination of customer agreements or loss of customers;
•credits or refunds to customers;
•lawsuits and other claims against us;
•diversion of development resources;
•increased expenses associated with remedying any defect, including increased technical support costs;

•injury to our brand and reputation; and
•increased maintenance and warranty costs.
While our customer agreements may contain limitations and disclaimers that purport to limit our liability for damages related to defects in our platform, such limitations and disclaimers may not be enforced by a court or other tribunal or otherwise effectively protect us from such claims. Accordingly, any errors, defects, or disruptions to our platform could adversely impact our business, operating results, and financial condition.
We invest significantly in research and development, and to the extent our research and development investments do not translate into enhancements to our platform, or if we do not make those investments efficiently, our business, operating results, and financial condition could be adversely impacted.
A key element of our strategy is to invest significantly in our research and development efforts to improve and develop new solutions and rapidly introduce new technologies, features, and functionality of our platform. For each of the years ended December 31, 2019 and 2020, our research and development expenses were 27% of our total revenue, and were 28% and 28% of our total revenue for the nine months ended September 30, 2020 and 2021, respectively. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging, time-consuming, and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling platform updates and generate revenue, if any, from such investment. Additionally, anticipated demand for an enhancement to our platform could fail to materialize after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such platform enhancement. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful enhancement of our platform that is competitive in our current or future markets, our business, operating results, and financial condition could be adversely affected.
Our long-term success depends, in part, on our ability to expand the sales of our platform to customers located outside of the United States and our current, and any further, expansion of our international operations exposes us to risks that could have a material adverse effect on our business, operating results, and financial condition.
We have been recognizing increased revenue from international sales, and we conduct our business activities in various foreign countries. We currently have operations in North America, Europe, and Asia. In the years ended December 31, 2019 and 2020, we derived approximately 9% and 15% of our total revenue, respectively, from customers located outside the United States. During the nine months ended September 30, 2020 and 2021, we derived approximately 15% and 18% of our total revenue, respectively, from customers located outside the United States. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple cultures, customs, legal systems, regulatory systems, and commercial infrastructures. International expansion will require us to invest significant funds and other resources. Our operations in international markets may not develop at a rate that supports our level of investment. Expanding internationally may subject us to new risks that we have not faced before or increase risks that we currently face, including risks associated with:
•recruiting and retaining talented and capable employees and contributors in foreign countries;
•increased exposure to public health issues, such as the COVID-19 pandemic;
•providing our platform to customers and contributors from different cultures, which may require us to adapt to sales practices, modify our platform, and provide features necessary to effectively serve the local market;
•the burden of complying with a wide variety of laws, including those relating to labor matters, permanent establishment, payroll tax and other tax considerations;

•compliance with privacy, data protection, encryption, biometric and information security laws, such as the California Consumer Privacy Act (CCPA), European Union Data Protection Directive and the European General Data Protection Regulation (GDPR), and the Singapore Personal Data Protection Act of 2012;
•longer sales cycles in some countries;
•increased third-party costs relating to data centers outside of the United States;
•generally longer payment cycles and greater difficulty in collecting accounts receivable;
•credit risk and higher levels of payment fraud;
•weaker intellectual property protection in some countries;
•compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), and the UK Bribery Act 2010 (UK Bribery Act);
•currency exchange rate fluctuations;
•tariffs, export, and import restrictions, restrictions on foreign investments, sanctions, and other trade barriers or protection measures;
•foreign exchange controls that might prevent us from repatriating cash earned outside the United States;
•economic or political instability in countries where we may operate, including, for example, the uncertainty associated with a possible Scottish referendum on independence from the United Kingdom;
•corporate espionage;
•compliance with the laws of numerous taxing jurisdictions, both foreign and domestic, in which we conduct business, potential double taxation of our international earnings, and potentially adverse tax consequences due to changes in applicable U.S. and foreign tax laws;
•increased costs to establish and maintain effective controls at foreign locations; and
•overall higher costs of doing business internationally.
Our international sales and operations may be subject to foreign governmental laws and regulations, which vary substantially from country to country. Further, we may be unable to keep up to date with changes in government laws and regulations as they change over time. Failure to comply with these laws and regulations could result in adverse effects to our business. In many foreign countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. and foreign laws and regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and regulations and our internal policies, there can be no assurance that all of our employees, contractors, partners, and agents will comply with these laws and regulations or our internal policies. Violations of laws or regulations by our employees, contractors, partners, or agents could result in litigation, regulatory action, costs of investigation, delays in revenue recognition, delays in financial reporting, financial reporting misstatements, fines, penalties, or a prohibition on selling our platform, any of which could have an adverse effect on our business, operating results, and financial condition.
Certain estimates of market opportunity, forecasts of market growth, and our operating metrics included in this prospectus may prove to be inaccurate.
Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. Certain of these estimates are calculated using internal data and the estimates in this prospectus are subject to a number of assumptions and extrapolations, and as a result, the actual market opportunity and growth forecasts may be different than our disclosed numbers. In addition, our growth is subject to many factors, including our success in executing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates and forecasts of market size and growth we have provided in this prospectus should not be taken as indicative of our future growth.
If we fail to offer high-quality customer support, our business, operating results, and financial condition could be adversely impacted and our reputation will suffer.
Once our platform is deployed to our customers, our customers rely on our support services to resolve any related issues. High-quality customer education and customer support is important for the successful marketing and sale of our products and for the increase within existing customers. The importance of high-quality customer support will increase as we expand our business and pursue new organizations. If we do not help our customers quickly resolve post-deployment issues and provide effective ongoing customer support, our ability to maintain and increase within existing customers could suffer and our reputation with existing or potential customers could be harmed.
The majority of our customer base consists of large and mid-sized organizations, and we currently generate a significant portion of our revenue from a relatively small number of organizations, the loss of any of which could adversely impact our business, operating results, and financial condition.
The majority of our customer base consists of large and mid-sized organizations, and we currently generate a significant portion of our revenue from a relatively small number of organizations. Accordingly, the loss of any one of our larger customers could have a material adverse impact on our revenue. While we expect that the revenue from our largest customers will decrease over time as a percentage of our revenue as we generate more revenue from other customers, we also believe that revenue from our largest customers may continue to account for a significant portion of our revenue, at least in the near term. In the event that these large customers discontinue the use of our platform or uses our platform in a more limited capacity, our business, operating results, and financial condition could be adversely affected.
As a substantial portion of our sales efforts are increasingly targeted at large enterprise customers, our sales cycle may become increasingly lengthy and more expensive and we may encounter greater pricing pressure, all of which could adversely impact our business, operating results, and financial condition.
As a substantial portion of our sales efforts are increasingly targeted at large enterprise customers, we face greater costs, longer sales cycles, and less predictability in the completion of some of our sales. Larger organizations typically have longer decision-making cycles, require greater functionality and scalability, expect a broader range of services, demand that vendors take on a larger share of risks, demand higher levels of customer service and support, and expect greater payment flexibility from vendors. We are often required to spend time and resources to better familiarize potential customers with the value proposition of our platform. As a result of these factors, sales opportunities with large organizations may require us to devote greater sales and administrative support and professional services resources to individual customers, which could increase our costs, lengthen our sales cycle, and divert our own sales and professional services resources to a smaller number of larger customers. We may spend substantial time, effort, and money in our sales efforts without being successful in producing any sales. All these factors can add further risk to business conducted with these customers. In addition, if sales expected from a large customer for a particular quarter are not realized in that quarter or at all, our business, operating results, and financial condition could be materially and adversely affected.
Our revenue growth and ability to achieve and sustain profitability will depend, in part on being able to expand our direct sales force and increase the productivity of our sales force.
To date, most of our revenue has been attributable to the efforts of our direct sales force. In order to increase our revenue and achieve and sustain profitability, we must increase the size of our direct sales force, both in the United States and internationally, to generate additional revenue from new and existing customers.
We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Because our platform is often sold to large organizations and involves a long sales cycle, it is more difficult to find sales personnel with the specific skills and technical knowledge needed to sell subscriptions to our platform and, even if we are able to hire qualified personnel, doing so may be expensive. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, and retaining sufficient numbers of direct sales personnel to support our growth. New sales personnel require significant training and can take a number of months to achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect and if our new sales employees do not become fully productive on the timelines that we have projected or at all, our revenue will not increase at anticipated levels and our ability to achieve long-term projections may be negatively impacted. We may also be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. Furthermore, hiring sales personnel in new countries requires additional set up and upfront costs that we may not recover if the sales personnel fail to achieve full productivity. In addition, as we continue to grow, a larger percentage of our sales force will be new to our company and our platform, which may adversely affect our sales if we cannot train our sales force quickly or effectively. Attrition rates may increase, and we may face integration challenges as we continue to seek to expand our sales force. Because we do not have a long history of expanding our sales force or managing a sales force at the scale that we intend to operate, we cannot accurately predict whether, or to what extent, our sales will increase as we expand our sales force or how long it will take for sales personnel to become productive. If we are unable to hire and train sufficient numbers of effective sales personnel, or if the sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be adversely affected.
We periodically change and make adjustments to our sales organization in response to market opportunities, competitive threats, management changes, product and service introductions or enhancements, acquisitions, sales performance, increases in sales headcount, cost levels, and other internal and external considerations. Any future sales organization changes may result in a temporary reduction of productivity, which could negatively affect our rate of growth. In addition, any significant change to the way we structure our compensation of our sales organization may be disruptive and may affect our revenue growth.
Our business and growth depend in part on the success of our strategic relationships with third parties.
We depend on, and anticipate that we will continue to depend on, various third-party relationships in order to sustain and grow our business, including technology companies whose products integrate with ours. Failure of any of these technology companies to maintain, support, or secure their technology platforms in general, and our integrations in particular, or errors or defects in their technologies or products, could adversely affect our relationships with our customers, damage our brand and reputation, and result in delays or difficulties in our ability to provide our platform. Identifying, negotiating, and documenting relationships with strategic third parties requires significant time and resources. Our agreements with these third parties are typically limited in duration, non-exclusive, and do not prohibit our partners from working with our competitors or from offering competing services.
If we are unsuccessful in establishing or maintaining our relationships with these strategic third parties, or realizing the anticipated benefits from such partnerships, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results may suffer.
If we fail to integrate our platform with a variety of software applications, operating systems, and platforms that are developed by others, our platform may become less marketable, less competitive or obsolete, and our business, operating results, and financial condition would be adversely impacted.
Our customers and prospective customers expect our platform to integrate with a variety of software systems, and we need to continuously modify and enhance our platform to adapt to changes in software, browser, and database technologies. In general, we rely on the fact that the providers of such software systems continue to allow us access to their application programming interfaces (APIs) to enable these customer integrations. In the future we expect to integrate our platform with additional third-party APIs and we anticipate that we will be unable to rely on long-term written contracts to govern our relationships with these providers and instead will be subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time. As such, our business, operating results, and financial condition could be adversely impacted.

Unfavorable conditions in our industry or the economy more generally or reductions in information technology spending could limit our ability to grow our business and adversely affect our business, operating results, and financial condition.
Our operating results may vary based on the impact of changes in our industry or the economy more generally on us or our customers. Our business and operating results depend on demand for information technology generally and for customer experience software solutions platforms in particular, which in turn is influenced by the scale of business that our customers are conducting. Weak economic conditions, either in the U.S. or internationally, including as a result of changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes or conflict, and public health crises, such as the COVID-19 pandemic, and related public health measures, could cause a decrease in business investments, including spending on information technology generally. To the extent that weak economic conditions cause our existing customers or potential customers to reduce their budget for customer experience solutions platforms or to perceive spending on such systems as discretionary, demand for our platform may be adversely affected. Moreover, customers and potential customers may require extended billing terms and other financial concessions, which would limit our ability to grow our business and adversely affect our business, operating results, and financial condition.
Any disruption of service of Amazon Web Services, our data hosting service, could interrupt or delay our ability to deliver our services to our customers.
We currently host our platform, serve our customers, and support our operations worldwide primarily using AWS. Despite precautions, we may also experience planned and unplanned costs, interruptions, delays, and outages in service or other performance problems in connection with such cloud infrastructure services. We do not have control over the operations of the AWS facilities. These facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures, and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions in the performance of our platform and services. In particular, the California-based data facilities are located in an area known for seismic activity, increasing our susceptibility to the risk that an earthquake could significantly harm the operations of these facilities. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism, and other misconduct. Our platform’s continuing and uninterrupted performance is critical to our success. As such, it is critical for our business that our platform be accessible without interruption or degradation of performance, and we typically provide our customers with service level commitments with respect to annual uptime. Customers may become dissatisfied by any system failure that interrupts the availability or functionality of our platform or services. Outages could lead to the triggering of our service level agreements and the issuance of credits to our customers, in which case, we may not be fully indemnified for such losses pursuant to our agreement with AWS. We may not be able to easily convert our AWS operations to another cloud provider if there are disruptions or interference with our use of AWS. Sustained or repeated system failures would reduce the attractiveness of our platform to customers and result in contract terminations, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our platform. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.
In addition, AWS does not have an obligation to renew its agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements with AWS or enter into a cloud services agreement on commercially reasonable terms with another service provider, if our agreements with our service providers are terminated, or, if in the future, we add additional data center providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center providers. If these providers were to increase the cost of their services, we may have to increase the price of our platform, and our operating results may be adversely impacted.

Errors, defects, or disruptions in our platform could diminish demand, harm our financial results, and subject us to liability.
Our customers use our platform for important aspects of their businesses, and any errors, defects, or disruptions to our platform, or other performance problems with our platform could harm our brand and reputation and may damage our customers’ businesses. We are also reliant on third-party software and infrastructure, including the infrastructure of the Internet, to provide our platform. Any failure of or disruption to this software and infrastructure could also make our platform unavailable to our customers. Our platform is constantly changing with new software releases, which may contain undetected errors when first introduced or released. Any errors, defects, disruptions in service, or other performance problems with our platform could result in negative publicity, loss of or delay in market acceptance of our products, loss of competitive position, delay of payment to us, lower consumption rates, or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. Accordingly, any errors, defects, or disruptions to our platform could adversely impact our brand and reputation, revenue, and operating results.
From time to time we provide service level commitments under our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits or refunds for prepaid amounts related to unused subscription services or face contract terminations, which could adversely affect our operating results.
Our customer contracts typically provide for service level commitments, which relate to annual uptime and, for premiere support, certain response times. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our platform, we may be contractually obligated to provide these customers with service credits, refunds for prepaid amounts related to unused subscription services, or other remedies, or we could face contract terminations. In addition, we could face legal claims for breach of contract, tort, or breach of warranty. Although we typically have contractual protections, such as warranty disclaimers and limitation of liability provisions, in our customer agreements, they may not fully or effectively protect us from claims by customers, commercial relationships, or other third parties. We may not be fully indemnified by our vendors for service interruptions that are beyond our control, and any insurance coverage we may have may not adequately cover all claims asserted against us, or cover only a portion of such claims. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources. As such, our revenue could be adversely impacted if we fail to meet our service level commitments under our agreements with our customers, including, but not limited to, support response times and service outages. Thus, we have not been required to provide customers with service credits that have been material to our operating results, but we cannot assure you that we will not incur material costs associated with providing service credits to our customers in the future.
Therefore, any failure to meet our service level commitments could adversely impact our reputation, business, operating results, and financial condition.
Our business depends on a strong and trusted brand, and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our customer and contributor base, our market share, and our ability to attract and retain employees and contributors.
We have developed a strong and trusted brand identity that we believe has contributed significantly to the success of our business. We believe that continuing to develop, enhance and maintain our brand and reputation in a cost-effective manner are important to achieving widespread acceptance of our platform and are important elements in attracting new customers and contributors and maintaining existing customers and contributors. We believe that the importance of our brand and reputation will increase as competition in our market further intensifies. Successful promotion of our brand will depend on the effectiveness of our marketing efforts, our ability to provide a reliable and useful platform at competitive prices, the perceived value of our platform, and our ability to provide quality customer support. In addition, the promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets, and as more sales are generated through our strategic partners. Brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand and reputation. If we fail to promote and maintain our brand successfully or to maintain loyalty among our customers, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers, contributors and partners or retain our existing customers, contributors and partners and our business and financial condition may be adversely affected. Our brand may also be negatively affected by the actions of contributors that are deemed to be inappropriate by our customers, by the actions of contributors acting under false or inauthentic identities, by the use of our platform for illicit or objectionable ends, or by our decisions to remove content or suspend participation on our platform by persons who violate our content policy or terms of service. Any negative publicity relating to our employees, customers, contributors, partners, or others associated with these parties, may also tarnish our own reputation simply by association and may reduce the value of our brand. Damage to our brand and reputation may result in reduced demand for our platform and increased risk of losing market share to our competitors. Any efforts to restore the value of our brand and rebuild our reputation may be costly and may not be successful.
Our customers may fail to pay us in accordance with the terms of their agreements, necessitating action by us to compel payment.
We typically enter into non-cancelable agreements with a term of one year with our customers, but which may be longer or shorter in limited circumstances, with some large, multi-year contracts ranging up to three years. If customers fail to pay us under the terms of our agreements, we may be adversely affected both from the inability to collect amounts due and the cost of enforcing the terms of our contracts, including litigation. The risk of such negative effects increases with the term length of our customer arrangements. Furthermore, some of our customers may seek bankruptcy protection or other similar relief and fail to pay amounts due to us, or pay those amounts in an untimely manner, either of which could adversely affect our operating results, financial position, and cash flow. Moreover, as a result of the COVID-19 pandemic, some existing customers have negotiated, and others may attempt to renegotiate, contracts and obtain concessions, including, among other things, longer payment terms or modified subscription dates, or may fail to make payments on their existing contracts, which may materially and negatively impact our business, operating results, and financial condition.
Risks Related to Our People
Our business depends largely on our ability to attract and retain talented employees, including senior management. If we lose the services of the members of our senior management team, we may not be able to execute on our business strategy.
Our future success depends on our continuing ability to attract, train, assimilate, and retain highly skilled personnel, including software engineers and sales personnel. We face intense competition for qualified individuals from numerous software and other technology companies. In addition, competition for qualified personnel, particularly software engineers, is particularly intense in the San Francisco Bay Area, where our headquarters are located. We may not be able to retain our current key employees or attract, train, assimilate, or retain other highly skilled personnel in the future. We may incur significant costs to attract and retain highly skilled personnel, and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. As we move into new geographies, we will need to attract and recruit skilled personnel in those areas. If we are unable to attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational, and managerial requirements, on a timely basis or at all, our business, operating results, and financial condition may be adversely affected.
Our future success also depends in large part on the continued services of senior management and other key personnel. We rely on our leadership team in the areas of operations, strategy, security, marketing, sales, support, and general and administrative functions, and on individual contributors on our research and development team. Our senior management and other key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason, and without notice. We do not currently maintain key-person life insurance policies on any of our officers or employees. If we lose the services of senior management or other key personnel, or if we are unable to attract, train, assimilate, and retain the highly skilled personnel we need, our business, operating results, and financial condition could be adversely affected.

Volatility or lack of appreciation in our stock price may also affect our ability to attract and retain our key employees. Many of our senior personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase price of the shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the market price of our common stock. If we are unable to retain our employees, or if we need to increase our compensation expenses to retain our employees, our business, operating results, and financial condition, could be adversely affected.
Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.
We believe that our corporate culture has been a key contributor to our success. We have worked to develop our culture, and we strive to empower our employees to continuously learn, evolve, and grow, and treat each other with respect. If we do not continue to develop our corporate culture as we grow and evolve, including maintaining a culture that encourages a sense of ownership by our employees, it could harm our ability to foster the innovation, creativity, and teamwork we believe that we need to support our growth. We expect to continue to hire as we expand. As our organization grows and we are required to implement more complex organizational structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture, which could negatively impact our future success. In addition, potential liquidity events could create disparities of wealth among our employees, which could adversely impact relations among employees and our corporate culture in general. Our anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could adversely impact our business.
Our management team has limited experience managing a public company.
Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and regulators, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely impact our business, operating results, and financial condition.
Risks Related to Our Intellectual Property
Our intellectual property rights are valuable, and failure to protect them could reduce the value of our products, services, and brand.
Our success and ability to compete depends in part upon our intellectual property and other proprietary rights. We rely on a combination of copyright protection, trade secret protection, rights in our trademarks, patent rights, and contractual agreements with our employees, contractors, customers, partners, and others to protect our intellectual property rights. Our intellectual property is an important asset, and litigation to defend intellectual property can be expensive and lengthy. Various factors outside of our control also pose a threat to our intellectual property rights, as well as to our products, services, and technologies. However, we may fail to obtain effective intellectual property protection, or effective intellectual property protection may not be available in every country in which our products and services are available. We may fail to effectively enforce all our rights in every jurisdiction. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Despite our efforts to protect and enforce our proprietary rights, there can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business or that unauthorized parties may attempt to copy aspects of our technology or misuse our proprietary information.

In addition to registered intellectual property rights such as trademark registrations and patents, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information, know-how, copyrights, and technical information. In order to protect our proprietary information and technology, we rely in part on agreements with our employees, investors, independent contractors and other third parties that place restrictions on the use and disclosure of this intellectual property. These agreements may be breached, or this intellectual property, including trade secrets, may otherwise be disclosed or become known to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. To the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secrets and other intellectual property rights. We may pursue registration of trademarks and domain names in the United States and in certain jurisdictions outside of the United States. Effective protection of trademarks and domain names is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. We may be required to protect our rights in an increasing number of countries, a process that is expensive and may not be successful or which we may not pursue in every country in which our products and services are distributed or made available. Foreign countries have different laws and regulations regarding protection of intellectual property, and the protection available in other jurisdictions may not be as effective as that provided in the United States.
We may be unable to obtain trademark protection for our technologies and brands, and our existing trademark registrations and applications, and any trademarks that may be used in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. In addition, our trademarks may be contested, circumvented, or found to be unenforceable, weak, or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them. To counter infringement, misappropriation or unauthorized use of our trademarks, we may deem it necessary to file infringement claims, which can be expensive and time consuming. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. An adverse outcome in such litigation or proceedings may expose us to a loss of our competitive position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, if at all.
Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Efforts to enforce or protect proprietary rights may be ineffective and could result in substantial costs and diversion of resources, which could harm our business and operating results.
We may become subject to intellectual property infringement claims brought against us by others.
From time to time, our competitors or other third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon or misappropriating such rights. While we would zealously and appropriately defend against any wrongful claim, we may not be successful in defending against any such challenges, securing settlements, or obtaining licenses to avoid or resolve any intellectual property disputes.
Accordingly, successful intellectual property infringement claims against us could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that our products and services, platform, and brand names do not or will not infringe valid patents, trademarks, copyrights, or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to cease selling our platform or using products and services that incorporate the intellectual property that we allegedly infringe, make substantial payments for legal fees, settlement payments, or other costs or damages, obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology, or redesign the allegedly infringing feature to avoid infringement, which could be costly, time-consuming, or impossible. Any claims or litigation, regardless of merit, could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products and services, or require that we comply with other unfavorable terms. We do not have a significant patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. We may also be obligated to obtain licenses from third parties or modify our platform, and each such obligation could further exhaust our resources.
Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, our reputation, and operating results. We expect that the occurrence of infringement claims is likely to grow as the market for customer experience software solutions grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further impact our financial and management resources.
Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.
We may become involved in private actions, collective actions, investigations, and various other legal proceedings by customers, employees, competitors, government agencies, or others. The results of any such litigation, investigations, and other legal proceedings are inherently unpredictable and expensive. Any claims against us, whether or not meritorious, could be time consuming, result in costly litigation, damage our reputation, require significant amounts of management time, and divert significant resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, operating results, and financial condition.
We employ third-party licensed software for use in or with our software, and the inability to maintain these licenses or errors in the software we license could result in increased costs or reduced service levels, which could adversely affect our business.
Our software utilizes certain third-party software obtained under licenses. We anticipate that we will continue to rely on such software and development tools licensed from third parties in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to migrate to alternative solutions. Also, any undetected errors or defects in third-party software could prevent the deployment or impair the functionality of our platform, delay new updates or enhancements to our platform, result in a failure of our platform, and injure our reputation.
Our platform contains open source software components, and failure to comply with the terms of the underlying licenses could restrict our ability to sell our platform.
Our platform incorporates certain open source software and we may continue to use open source software in our platform in the future. An open source license typically permits the use, modification, and distribution of software in source code form subject to certain conditions. There are uncertainties regarding the proper interpretation of and compliance with open source software licenses. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. The use and distribution of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some of these licenses (often called “copyleft” or “viral” licenses) contain requirements that we offer our products that incorporate the open source software for no cost, that could cause us to make available the source code of the modifications or derivative works that we create based upon the licensed open source software, and that we license such modifications or derivative works under the terms of a particular open source license granting third parties certain rights of further use. By the terms of such open source licenses, we could also be required to release the source code of our proprietary platform technology, and to make our proprietary platform technology available under open source licenses, if we combine and/or distribute our proprietary software with such open source software in a manner that triggers the obligation of the license. Although we do not believe that we have used open source software in a manner that might condition its use on our distribution of any portion of our platform in source code form, the interpretation of open source licenses is legally complex, and, despite our efforts, it is possible that we may be liable for copyright infringement, breach of contract, or other claims if our use of open source software is adjudged to not comply with the applicable open source licenses.
Moreover, we cannot assure you that our processes for controlling our use of open source software in our platform will be effective. If we have not complied with the terms of an applicable open source software license, we may need to seek licenses from third parties to continue offering our platform on terms that are not economically feasible, to re-engineer our platform to remove or replace the open source software, to discontinue the sale of our platform if re-engineering could not be accomplished on a timely basis, to pay monetary damages, or to make available the source code for aspects of our proprietary technology, any of which could adversely affect our business, operating results, and financial condition.
In addition to risks related to license requirements, use of open source software can involve greater risks than those associated with use of third-party commercial software, as open source licensors generally do not provide warranties, assurances of title, performance, non-infringement, or controls on the origin of the software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will not abandon further development and maintenance of such open source software. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our platform.
Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with customers, partners, and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, data and security breaches, and other liabilities relating to or arising from our software, services, acts, or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, operating results, and financial condition. Although in some cases we contractually limit our liability with respect to such obligations, we do not always do so or our obligations are capped at a high amount, and in the future we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our solutions, and harm our business, operating results, and financial condition.
Risks Related to Legal and Regulatory Matters
We process, store, and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and violation of these privacy obligations could result in a claim for damages, regulatory action, loss of business, or unfavorable publicity.
We receive, store, and process personal information and other information, including customer, employee, and contributor information and CxNs that include contributor feedback and insight for our customers. There are numerous domestic and international privacy and data protection laws and regulations. These laws and regulations, and the storing, use, processing, and disclosure and protection of personal information, are continually evolving, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other laws, regulations, and rules. Additionally, laws, regulations, and standards covering marketing and advertising activities conducted by telephone, email, mobile devices, and the Internet, may be applicable to our business, such as the

Telephone Consumer Protection Act (the TCPA), as implemented by the Telemarketing Sales Rule, the CAN-SPAM Act, and similar state consumer protection laws, as well as Singapore’s Personal Data Protection Act and its “Do Not Call” provisions. Our privacy policies and privacy-related obligations to third parties set forth additional standards and obligations related to data protection. We strive to comply with all applicable laws, policies and legal obligations relating to privacy and data security protection to the extent possible. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or regulations, making enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Any failure or perceived failure by us to comply with our privacy policies, privacy-related obligations to customers, contributors, or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized access to or unintended release of personally identifiable information or other protected data, may result in governmental enforcement actions, civil litigation, or public statements against us by data privacy advocacy groups or others. Any of these events could cause us to incur significant costs in investigating and defending such claims and, if found liable, pay significant damages. Further, these proceedings and any subsequent adverse outcomes may cause our customers and contributors to lose trust in us, which could have a materially adverse effect on our reputation and business.
Any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of personal information (including what legally defines “personal information”), or regarding the manner in which the express or implied consent of contributors, customers, potential customers or other data subjects for the use and disclosure of personal information is obtained, could require us to modify our platform, possibly in a material manner and subject us to increased compliance costs, which may limit our ability to develop new products and features that make use of the personal information that clients voluntarily share. For example, California enacted legislation, the CCPA, that became operative on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations that came into force on August 14, 2020 and were most recently amended on March 15, 2021. Additionally, the California Privacy Rights Act (the CPRA), which expands upon the CCPA and was passed in the November 3, 2020 election, creates obligations relating to consumer data beginning on January 1, 2022, with implementing regulations expected on or before July 1, 2022, and enforcement beginning July 1, 2023. The CCPA requires (and the CPRA will require) covered companies to, among other things, provide new disclosures to California consumers and affords such consumers new privacy rights such as the ability to opt-out of certain sales of personal information, expanded rights to access and require deletion of their personal information, the ability to opt out of certain personal information sharing, and the ability to receive detailed information about how their personal information is collected, used, and shared. The CCPA and the CPRA provide for unlimited civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, particularly in the event of a data breach. The effects of the CCPA and CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation. Any of the foregoing could materially adversely affect our business, operating results, and financial condition.
Additionally, the CCPA has prompted a number of proposals in the United States for new federal and state-level privacy legislation that, if passed, could increase our potential liability, increase our compliance costs, and adversely affect our business. Two states have recently passed personal information laws: the Colorado Privacy Act, which goes into effect on July 1, 2023; and Virginia’s Consumer Data Protection Act, which goes into effect on January 1, 2023. We cannot yet fully predict the impact of the California or other state/federal legislation or subsequent policy guidance on our business or operations, but it may require us to further modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Decreased availability and increased costs of information could adversely affect our ability to meet our agents’ requirements and could have an adverse effect on our business, operating results, and financial condition.
In Europe, the GDPR took effect on May 25, 2018. As a result of our presence in Europe, our contributors and other data subjects in Europe and our service offering in the European Economic Area (EEA) (which includes the European Union (E.U.) and countries such as Iceland that are not official members of the European Union but due to being closely linked by economic relationship are required to adopt E.U. legislation regarding the single market), we are subject to the GDPR, which imposes stringent E.U. data protection requirements (including compliance burdens such as mandating documentation requirements and granting certain privacy rights to individuals to control how we collect, use, disclose, retain and process information about them), and could increase the risk of non-compliance and the costs of providing our platform in a compliant manner. A breach of the GDPR could result in regulatory investigations, reputational harm, fines of up to the greater of €20 million or 4% of annual global revenue, and sanctions, orders to cease or change our processing of our data, enforcement notices, or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.
Additionally, the United Kingdom implemented the Data Protection Act, effective in May 2018 and statutorily amended in 2019, that contains provisions, including its own derogations, for how GDPR is applied in the United Kingdom. From the beginning of 2021 (when the transitional period following Brexit expired), we have to continue to comply with the GDPR and also the U.K.’s Data Protection Act, with each regime having the ability to fine up to the greater of €20 million (£17 million) or 4% of global turnover. The relationship between the United Kingdom and the European Union remains uncertain, for example how data transfers between the United Kingdom and the European Union and other jurisdictions will be treated and the role of the United Kingdom’s supervisory authority. In February 2021, the European Commission proposed to issue the United Kingdom with an “adequacy” decision to facilitate the continued free flow of personal information from E.U. member states to the United Kingdom; however, this decision is subject to the review and/or approval of the European Data Protection Board and a committee composed of the representatives of the E.U. Member States. In the meantime, the United Kingdom remains a “third country” for the purposes of data transfers from the European Union/EEA to the United Kingdom following the expiration of the four to six-month personal information transfer grace period (from January 1, 2021) set out in the E.U. and U.K. Trade and Cooperation Agreement, unless the adequacy decision is adopted in favor of the United Kingdom. If an adequacy decision is not favorable, the United Kingdom would remain a “third country.” These changes will lead to additional costs as we try to ensure compliance with new privacy legislation and will increase our overall risk exposure.
In addition, the GDPR imposes strict rules on the transfer of personal information out of the European Union to a “third country” including the United States. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices.
In July 2020, the Court of Justice of the European Union (CJEU) invalidated the European Union-United States (E.U.-U.S.) Privacy Shield (under which personal information could be transferred from the E.U. to U.S. entities that had self-certified under the Privacy Shield scheme) on the grounds that the Privacy Shield failed to offer adequate protections to E.U. personal information transferred to the United States. As a result, Privacy Shield is no longer a valid mechanism for transferring personal data from the EEA to the United States. In addition, while the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal information transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case by case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals. The use of standard contractual clauses for the transfer of personal information specifically to the United States remains under review by a number of European data protection supervisory authorities, along with those of some other E.U. member states. German and Irish supervisory authorities have indicated, and enforced in recent rulings, that the standard contractual clauses alone provide inadequate protection for E.U.-U.S. data transfers. In August 2020, the U.S. Department of Commerce and the European Commission announced new discussions to evaluate the potential for an enhanced E.U.-U.S. Privacy Shield framework to comply with the July 2020 judgment of the CJEU. Further, on June 4, 2021, the European Commission finalized new versions of the standard contractual clauses, with the Implementing Decision in effect since June 27, 2021. Under the Implementing Decision, we will have until December 27, 2022 to update any existing agreements, or any new agreements executed before September 27, 2021, that rely on standard contractual clauses as the data transfer mechanism. To comply with the Implementing Decision and the new standard contractual clauses, we may need to implement additional safeguards to further enhance the security of data transferred out of the EEA, which could increase our compliance costs, expose us to further regulatory scrutiny and liability, and adversely effect our business. The CJEU’s decision, along with the subsequent guidance issued by the European Data Protection Board in November 2020, and recent statements by E.U. supervisory authorities, and the new versions of the standard contractual clauses, have led to uncertainty regarding the legality of E.U.-U.S. data flows in general and those conducted under the Privacy Shield in particular.
While we maintain a Privacy Shield certification, we rely on the standard contractual clauses for intercompany data transfers from the EEA to the United States. As supervisory authorities continue to issue further guidance on personal information transfers out of the EEA, we could suffer additional costs, complaints, or regulatory investigations or fines, and if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. Our customers and contributors also request heightened assurances and contractual protection regarding data protection, data processing, data transfers, data segregation, technological safeguards, and the applicability of certain laws on our business. We cannot yet determine the impact that future laws, regulations, contractual obligations, and standards may have on our business. Such laws and regulations are often subject to differing interpretations and may be inconsistent among jurisdictions. Further, the obligations imposed by E.U. data protection and related laws may conflict with the obligations imposed by other legal regimes, such as U.S. laws concerning government access to data. We may lose certain customers and customer opportunities in Europe, incur substantial expense in complying with the new obligations, be subjected to new and greater liability and we may be required to make significant changes in our business operations and product development, all of which may adversely affect our revenues and our business overall.
We are also subject to evolving E.U. privacy laws relating to the use of cookies and e-marketing. In the E.U., regulators increasingly focus on compliance with requirements in the online behavioral advertising ecosystem, and a E.U. regulation known as the ePrivacy Regulation, which is still being finalized by E.U. member states, will significantly increase fines for non-compliance once in effect. In the E.U., informed consent, including a prohibition on pre-checked consents and a requirement to ensure separate consents for each cookie, is required for the placement of a cookie or similar tracking technologies on a customer’s device and for direct electronic marketing. As regulators start to enforce the strict approach, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, negatively impact our efforts to understand customers, adversely affect our margins, increase costs, and subject us to additional liabilities.
As we expand, there is a risk that we may assume liabilities for breaches experienced by the companies we acquire. Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our practices, offerings, or platform could fail, or be alleged to fail to meet applicable requirements.
We may be subject to new and existing laws and regulations, both in the United States and internationally.
We are subject to a wide variety of foreign and domestic laws. Laws, regulations, and standards governing issues that may affect us, such as worker classification, employment, worker health, payments, worker confidentiality obligations and whistleblowing, intellectual property, consumer protection, taxation, privacy, and data security are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their enforcement and application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal and state administrative agencies. Many of these laws were adopted prior to the advent of the Internet, mobile, and related technologies and, as a result, do not contemplate or address the unique issues of the Internet, mobile, and related technologies. Other laws and regulations may be adopted in response to Internet, mobile, and related technologies. New and existing laws and regulations (or changes in interpretation of existing laws and regulations), including those concerning worker classification, independent contractors, employment, discrimination and harassment, payments, whistleblowing and worker confidentiality obligations, intellectual property, consumer protection, taxation, privacy, data security, benefits, unionizing and collective action, arbitration agreements and class action waiver provisions, unfair competition, terms of service, website accessibility, background checks (such as the Fair Credit Reporting Act, 15 U.S.C. § 1681), escheatment, and federal contracting may also be adopted, implemented, or interpreted to apply to us or our contributors. Likewise, these laws may affect our contributors, and uncertainty around their application, may affect demand for our platform.

As our platform’s geographic scope expands, regulatory agencies or courts may claim that we are subject to additional requirements, or are prohibited from conducting our business in or with certain jurisdictions, either generally or with respect to certain services, or that we are otherwise required to change our business practices. It is also possible that certain provisions in agreements with our contributors may be found to be unenforceable or not compliant with applicable law.
The level of regulatory scrutiny on larger companies, technology companies in general, and companies engaged in dealings with independent contractors, payments, or personal information in particular has increased significantly recently and may continue to increase. Legislators have enacted, and may continue to enact, new laws or regulatory agencies may promulgate new rules or regulations that are adverse to our business or the interests of our customers, or they may view matters or interpret or enforce laws and regulations differently than they have in the past or in a manner adverse to our business. Such legislative or regulatory scrutiny or action may create or enhance different or conflicting obligations on us from one jurisdiction to another.
New approaches to policy-making and legislation may also produce unintended harms for our business, which may impact our ability to operate our business in the manner in which we are accustomed. For example, there has been increased focus on worker classification and independent contractor regulations which led in part to the adoption of legislation in certain jurisdictions, and it is possible that other jurisdictions will implement similar laws and regulations. There is often uncertainty in the application of worker classification laws, and consequently there is risk to us that contributors could be deemed to be our employees and therefore are currently misclassified under applicable law. A misclassification determination, allegation, claim, or audit creates potential exposure for contributors and for us, and such claims could result in monetary damages (including wage-based damages or restitution, compensatory damages, liquidated damages, and punitive damages), interest, fines, penalties, costs, fees (including attorneys’ fees), criminal and other liability, assessment, injunctive relief, or settlement. Factors determining whether an individual providing feedback and market research is an employee is a fact intensive inquiry and the factors for consideration vary by governing law. Laws and regulations that govern the status and classification of workers are also subject to change as well as to divergent interpretations by various authorities, which can create uncertainty and unpredictability. For example, in California, we are aware of the state supreme court’s 2018 decision in Dynamex Operations West, Inc. v. Superior Court of Los Angeles, as well as Assembly Bill 5 (AB 5), which went into effect January 1, 2020 and which has the stated purpose of codifying the Dynamex holding. Together, they change the standard in California for determining worker classification and are widely viewed as expanding the scope of the definition of employee for most purposes under California law. Given the enactment of AB 5, there is little guidance from the courts or the regulatory authorities charged with its enforcement and there is a significant degree of uncertainty regarding its application. While we believe that our business and our relationship with our contributors currently fall within an exemption provided by California’s Labor Code Section 2782, which we believe clarifies that AB 5 does not apply to our contributors, if new amendments or legislation alters this exemption, or similar exemptions are not adopted in other jurisdictions, our business could be adversely impacted. Worker classification and independent contractor laws and regulations, and any changes to them, may have a far-reaching impact, including on contributors, and could negatively impact us and our contributors, or adversely impact our business model and ability to operate our platform.
As we look to expand our international footprint over time, we may become obligated to comply with additional laws and regulations of the countries or markets in which we operate or have contributors. We may be harmed if we are found to be subject to new or existing laws and regulations or if those laws are interpreted and applied to us in a manner that harms our business or is inconsistent with the application of U.S. laws, including those concerning worker classification, independent contractors, employment, payments, whistleblowing and worker confidentiality obligations, laws related to the COVID-19 pandemic, intellectual property, consumer protection, taxation, privacy, data security, benefits, unionizing and collective action, arbitration agreements and class action waiver provisions, unfair competition, terms of service, website accessibility, background checks, and escheatment. In addition, contractual provisions that are designed to protect and mitigate against risks, including terms of service, services agreements, arbitration and class action waiver provisions, disclaimers of warranties, limitations of liabilities, releases of claims, and indemnification provisions, could be deemed unenforceable as to the application of these laws and regulations by a court, arbitrator, or other decision-making body. If we are unable to comply with these laws and regulations or manage the complexity of global operations and supporting an international customer base successfully or in a cost-effective manner, our business, operating results, and financial condition would be adversely affected.
Our success, or perceived success, and increased visibility may also drive some third parties that view our business model to be a threat, or otherwise problematic, to raise concerns about our business model to local policymakers and regulators. These third parties and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes in countries where we have, or may seek to have, a significant number of contributors, in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of customers to utilize our platform.
Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.
We are subject to the FCPA, the UK Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA, the UK Bribery Act and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. In addition, we increasingly use various third parties to sell our platform and conduct our business abroad. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. While our Code of Business Conduct mandates compliance with anti-corruption laws and regulations, we cannot assure you that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.
Any violation of the FCPA, the UK Bribery Act, other applicable anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, which could have a materially adverse effect on our reputation, business, operating results, and financial condition. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources, significant defense costs, and other professional fees.
We are required to comply with governmental export control and sanctions laws and regulations. Our failure to comply with these laws and regulations would have an adverse effect on our business, operating results, and financial condition.
Our platform is subject to governmental, including United States and European Union, export control laws and regulations, and as a U.S. company we are covered by the U.S. sanctions laws and regulations. U.S. export control and economic sanctions laws and regulations prohibit the shipment of certain products and services to U.S. embargoed or sanctioned countries, governments, and persons, and complying with export control and sanctions regulations for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. While we take precautions to prevent our platform from being exported in violation of these laws or engaging in any other activities that are subject to these regulations, from time to time, we may fail to fully comply with these laws and regulations. For example, in mid-2021, we conducted an internal review of our compliance with U.S. export control laws and economic sanctions and in connection with our review, we identified that our platform may have been used by two parties in Iran, which is an embargoed country. Based on our preliminary findings, these parties signed up for a free trial of our platform and did not make payment to us. In addition, as part of our internal review, we identified a limited number of participant accounts that represented themselves as residing in non-embargoed countries but may have accessed our platform from embargoed countries. Certain of these participants performed tests and received small amounts of payments, in accordance with our standard payment practices, associated with those tests. In July 2021, we submitted a voluntary disclosure to the Office of Foreign Assets Control related to these parties’ use of our platform. Although we have implemented, and are working to implement additional controls and screening tools designed to prevent similar activity from occurring in the future, there is no guarantee that our platform will not be accessed by additional individuals, entities, or governments prohibited by U.S. or foreign sanctions in the future. If we are found to have failed to comply with U.S. export laws, U.S. Customs regulations and import regulations, U.S. economic sanctions, and other countries’ import and export laws, we could be subject to substantial civil and criminal penalties, including fines for the company, incarceration for responsible employees and managers, and the possible loss of export or import privileges as well as incur reputational harm.
We incorporate encryption technology into certain of our products and certain encryption products may be exported outside of the United States only by a license or a license exception. In addition, various countries regulate the import of certain encryption technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to deploy our products in those countries. Although we take precautions to prevent our platform from being provided in violation of such laws, we cannot assure you that inadvertent violations of such laws have not occurred or will not occur in connection with the distribution of our platform despite the precautions we take. Governmental regulation of encryption technology and regulation of imports or exports, or our failure to obtain required import or export approval for our platform, could harm our international sales and adversely affect our operating results.
Further, if our partners fail to obtain required import, export, or re-export licenses or permits, we may also be harmed, become the subject of government investigations or penalties, and incur reputational harm. Changes in our platform or changes in export and import regulations may create delays in the introduction of our platform in international markets, prevent our customers with international operations from deploying our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import laws or regulations, economic sanctions, or related legislation, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons, or technologies targeted by such laws and regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell our platform to, existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would likely adversely impact our business, operating results, and financial condition.
Risks Related to Financial and Accounting Matters
We may be unable to integrate acquired businesses and technologies successfully or to achieve the expected benefits of such acquisitions. We may acquire or invest in additional companies, which may divert our management’s attention, result in additional dilution to our stockholders, and consume resources that are necessary to sustain our business.
Our business strategy may, from time to time, include acquiring other complementary products, technologies, or businesses. An acquisition, investment, or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired companies choose not to work for us, if an acquired company’s software is not easily adapted to work with ours, or if we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our business. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown liabilities.
We may in the future seek to acquire or invest in additional businesses, products, technologies, or other assets. We also may enter into relationships with other businesses to expand our products and services or our ability to provide our products and services in foreign jurisdictions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing, or investments in other companies. Negotiating these transactions can be time consuming, difficult, and expensive, and our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of those transactions, we may:
•issue additional equity securities that would dilute our stockholders;
•use cash that we may need in the future to operate our business;
•incur debt on terms unfavorable to us or that we are unable to repay;
•incur large charges or substantial liabilities;
•encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and
•become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.
Any of these risks could adversely impact our business and operating results.
Changes in our effective tax rate could impact our financial results. Our business and financial condition could be materially affected by the enactment of legislation implementing changes in the U.S. or foreign taxation of international business activities or the adoption of other tax reform policies.
We are subject to income taxes in the United States and certain foreign jurisdictions. We believe that our provision for income taxes is reasonable, but the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods in which such outcome is determined. Our effective tax rate could be adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses, and the valuation of deferred tax assets. Increases in our effective tax rate would reduce profitability or increase losses. As we expand the scale of our domestic and international business activities, any changes in U.S. federal, state, local or foreign tax laws or tax rulings of such activities may increase our worldwide effective tax rate and harm our financial results.
In addition, changes in tax laws and regulations in federal, state, local, and foreign jurisdictions could have material adverse impacts on our business, cash flows, operating results, or financial condition, and could materially affect our tax obligations and effective tax rate. For example, U.S. tax legislation enacted on December 22, 2017, informally titled the Tax Cuts and Jobs Act (the Tax Cuts and Jobs Act), significantly reformed the Internal Revenue Code of 1986, as amended (the Code). This legislation, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and the use of net operating losses (NOLs) generated in tax years beginning after December 31, 2017, allows for the expensing of capital expenditures and puts into effect the migration from a “worldwide” system of taxation to a “territorial system.” The Tax Cuts and Jobs Act is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and the Internal Revenue Service, any of which could lessen or increase certain adverse impacts of the legislation. As we maintain a full valuation allowance against our U.S. federal and state NOL carryforwards, these changes did not impact our consolidated balance sheet as of December 31, 2019. However, in future years, if a deferred tax asset is recognized related to our NOL carryforwards, the changes in the carryforward/carryback periods as well as the new limitation on use of NOL carryforwards may significantly impact our valuation allowance assessments for NOL carryforwards generated after December 31, 2017. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. Also, governments in certain countries where we do business have enacted legislation in response to the COVID-19 pandemic, including the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) enacted by the United States on March 27, 2020. We are continuing to analyze these legislative developments; however, they did not have a material impact on our provision for income taxes for the year ended December 31, 2020.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations which could subject our business to higher tax liability.
As of December 31, 2020, we had U.S. federal NOL carryforwards of approximately $125.0 million and state NOL carryforwards of approximately $67.0 million available to offset future taxable income. Our federal and state NOL carryforwards will begin to expire in 2028 and 2029, respectively, if not utilized. Our federal NOL carryforwards of $54.5 million generated after December 31, 2017 can be carried forward indefinitely, with utilization limited to 80% of our taxable income beginning after January 1, 2021. Realization of these NOL carryforwards depends on future taxable income beginning after December 31, 2020, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future taxable income, which could materially and adversely affect our operating results.
Under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOL carryforwards and tax attributes to offset future taxable income or tax liabilities. Similar rules may apply under state tax laws. If finalized, Treasury Regulations currently proposed under Section 382 of the Code may impose stricter limitations than would be imposed under current law on our ability to utilize our pre-change NOL carryforwards or credits if we undergo a future ownership change. We have completed an analysis of Section 382 ownership changes in our stock through December 31, 2020 and have concluded that we have experienced ownership changes that have resulted in limitations in our ability to use certain of our NOL carryforwards and tax credit carryforwards. In addition, we may experience ownership changes as a result of this offering or future offerings or other changes in the ownership of our stock, some of which are beyond our control. As a result, the amount of the NOL carryforwards and tax credit carryforwards presented in our financial statements could be limited and, in the case of NOL carryforwards generated in 2014 and prior years, may expire unused. Any such material limitation or expiration of our NOL carryforwards may harm our future operating results by effectively increasing our future tax obligations. There is also a risk that due to changes in tax law or regulatory changes, such as suspensions on the use of NOL carryforwards or other unforeseen reasons, our existing NOL carryforwards could expire or otherwise be unavailable to offset future U.S. federal and state taxable income. For these reasons, we may not be able to utilize some portion of our NOL carryforwards even if we attain profitability.
The applicability of sales, use, and other tax laws or regulations on our business is uncertain. Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our customers, which could subject us to additional tax liability and related interest and penalties, increase the costs of our services and adversely impact our business.
The application of U.S. federal, state, local, and foreign tax laws to services provided electronically is evolving. New income, sales, use, value-added, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time (possibly with retroactive effect), and could be applied solely or disproportionately to services provided over the Internet or could otherwise materially affect our financial position and operating results. Many countries in the European Union, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations.
After the U.S. Supreme Court decision in South Dakota v. Wayfair Inc. in 2018, many states have enacted laws that would require tax reporting, collection, or tax remittance on items sold online. States, localities, the U.S. federal government or other countries may seek to impose additional reporting, record-keeping and/or indirect tax collection obligations on our businesses. New legislation could require us to incur substantial costs, including costs associated with tax calculation, collection and remittance, and audit requirements, and could adversely affect our business, operating results, and financial condition.
We also have been and may in the future be subject to additional tax liabilities and related interest and penalties due to changes in indirect and non-income based taxes resulting from changes in U.S. federal, state, local or foreign tax laws, changes in taxing jurisdictions and administrative interpretations, decisions, policies and positions, result of tax examinations, settlements or judicial decisions, changes in accounting principles, changes to the business operations, as well as evaluation of new information that results in a change to a tax position taken in prior periods.

It is possible that one or more states could seek to impose sales, use, or other tax collection obligations on us with regard to sales or orders on our business platform. These taxes may be applicable to past sales. A successful assertion by a taxing authority that we should be collecting additional sales, use or other taxes or remitting such taxes directly to states could result in substantial tax liabilities for past sales and additional administrative expenses, which could seriously harm our business, operating results, and financial condition. Although we have reserved for potential payments of possible past tax liabilities in our financial statements, if these liabilities exceed such reserves, our financial condition will be adversely impacted.
Certain of our operating results and financial metrics may be difficult to predict as a result of seasonality.
Although we have not historically experienced significant seasonality with respect to our revenue throughout the year, we have seen seasonality in our sales cycle and our fourth quarter has historically been our strongest quarter. We believe that this results in part from the procurement, budgeting, and deployment cycles of many of our customers. We generally expect a relative increase in sales in the second half of each year as budgets of our customers for annual capital purchases are being fully utilized. We may be affected by seasonal trends in the future, particularly as our business matures. Such seasonality may result from a number of factors, including a slowdown in our customers’ procurement process during certain times of the year, both domestically and internationally, and customers choosing to spend remaining budgets shortly before the end of their fiscal years. These effects may become more pronounced as we target larger organizations and their larger budgets for sales of subscriptions to our platform. Additionally, this seasonality may be reflected to a much lesser extent, and sometimes may not be immediately apparent, in our revenue, due to the fact that we recognize subscription revenue over the term of the applicable subscription agreement. In addition, our ability to record professional services revenue can potentially vary based on the number of billable days in the given quarter, which is impacted by holidays and vacations. To the extent we experience this seasonality, it may cause fluctuations in our operating results and financial metrics and make forecasting our future operating results and financial metrics more difficult.
We may need to raise additional capital required to grow our business, and we may not be able to raise capital on terms favorable to us or at all.
In order to support our growth and respond to business challenges, such as developing new features or enhancements to our platform to stay competitive, acquiring new technologies, and improving our infrastructure, we have made significant financial investments in our business, and we intend to continue to make such investments. As a result, we may need to engage in equity or debt financings to provide the funds required for these investments and other business endeavors. If we raise additional funds through equity or convertible debt issuances, our existing stockholders may suffer significant dilution, and these securities could have rights, preferences, and privileges that are superior to that of holders of our common stock. If we obtain additional funds through debt financing, we may not be able to obtain such financing on terms favorable to us. Such terms may involve restrictive covenants making it difficult to engage in capital raising activities and pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired and our business may be adversely affected, requiring us to delay, reduce, or eliminate some or all of our operations.
We will incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.
We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives. If we complete this offering and become a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and the New York Stock Exchange (the NYSE). Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and may not effectively or efficiently manage our transition into a public company. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.
As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.
In addition, as a result of our disclosure obligations as a public company, we have reduced flexibility and are under pressure to focus on short-term results, which may adversely affect our ability to achieve long-term profitability.
If we fail to maintain proper and effective internal controls over financial reporting our ability to produce accurate and timely financial statements could be impaired.
Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2022. When we lose our status as an “emerging growth company” and become an “accelerated filer” or a “large accelerated filer,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. This process will be time-consuming, costly, and complicated.
We have experienced control deficiencies and may experience control deficiencies, including material weaknesses in our internal control over financial reporting, in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, operating results, or cash flows.
If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the NYSE, the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
We are an “emerging growth company” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iii)

exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not approved previously. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus.
We could be an emerging growth company for up to five fiscal years following the completion of this offering; provided, however, certain circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates equals or exceeds $700 million, if we have total annual gross revenue of $1.07 billion or more, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act, upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.
If currency exchange rates fluctuate substantially in the future, our operating results, which are reported in U.S. dollars, could be adversely affected.
As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. Although we expect an increasing number of sales contracts to be denominated in currencies other than the U.S. dollar in the future, the majority of our sales contracts have historically been denominated in U.S. dollars, and therefore, most of our revenue has not been subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our platform to our customers outside of the United States, which could adversely affect our business, operating results, financial condition, and cash flows. In addition, we incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in the dollar equivalent of such expenses being higher. This could have a negative impact on our operating results. Although we may in the future decide to undertake foreign exchange hedging transactions to cover a portion of our foreign currency exchange exposure, we currently do not hedge our exposure to foreign currency exchange risks.
Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.
GAAP financial measures are subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.
Risks Related to this Offering and Ownership of Our Common Stock
The market price of our common stock could be volatile, and you could lose all or part of your investment.
Technology stocks have historically experienced high levels of volatility. The market price of our common stock may fluctuate substantially depending on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:
•price and volume fluctuations in the overall stock market from time to time;

•announcements of new products, platforms or technologies, commercial relationships, acquisitions or other events by us or our competitors;
•failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•changes in how organizations perceive the benefits of our platform and products;
•recruitment or departures of key personnel;
•the public’s reaction to our press releases, other public announcements, and filings with the SEC;
•fluctuations in the trading volume of our shares or the size of our public float, including in connection with an acquisition;
•sales of large blocks of our common stock;
•actual or anticipated changes or fluctuations in our operating results;
•whether our operating results meet the expectations of securities analysts or investors;
•changes in actual or future expectations of investors or securities analysts;
•actual or perceived significant data breach involving our platform;
•litigation involving us, our industry or both;
•governmental or regulatory actions or audits;
•regulatory developments and new laws in the United States, foreign countries, or both;
•general economic conditions and trends;
•public health crises and related measures to protect the public health (such as the COVID-19 pandemic);
•major catastrophic events in our domestic and foreign markets;
•the expiration of contractual lock-up or market stand-off agreements;
•changes in accounting standards, policies, guidelines, interpretations, or principles; and
•“flash crashes,” “freeze flashes,” or other glitches that disrupt trading on the securities exchange on which we are listed.
In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results, or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been brought against that company. If the market price of our common stock is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have an adverse effect on our business, operating results, and financial condition.

No public market for our common stock currently exists, and an active and liquid trading market for our common stock may never develop. As a result, you may not be able to resell your shares of common stock at or above the initial public offering price.
Prior to this offering, no market for our common stock existed and an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price for our common stock was determined through negotiations between us and the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares of common stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares of common stock. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.
Future sales of our common stock in the public market could cause the market price of our common stock to decline.
Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.
All of our directors and officers and the holders of substantially all of our common stock and securities convertible into or exercisable or exchangeable for our common stock are subject to lock-up agreements that restrict their ability to transfer shares of our common stock, including any hedging transactions, for a period beginning on the effective date of this offering and ending on the earlier of (i) the opening of trading on the second trading day immediately following the release of our earnings for the first fiscal quarter of the fiscal year ending December 31, 2022 and (ii) the date that is 180 days after the date of this prospectus, as further described in “Shares Eligible for Future Sale.” However, assuming the early release described in this sentence occurs in mid-February 2022, up to approximately 27,000,000 shares of our common stock may be sold pursuant to an early release from the restricted period described above beginning on the later of (i) the opening of trading on the second trading day immediately following the release of our earnings for the fiscal year ending December 31, 2021 and (ii) the opening of trading on the date that is 90 days from the date of this prospectus. In addition, we are subject to a lock-up agreement that restricts our ability to transfer shares of our capital stock for a period ending on the earlier of (i) immediately before the opening of the second trading day immediately following the release of our earnings for the first fiscal quarter of the fiscal year ending December 31, 2022 and (ii) the date that is 180 days from the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriters” for more information.
These lock-up agreements limit the number of shares of capital stock that may be sold immediately following this offering. Upon the expiration of the restricted periods described above, all of the securities subject to such lock-up agreements will become eligible for sale, subject to compliance with applicable securities laws. Furthermore, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, permit us and our executive officers, directors, and holders of our securities who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.
In addition, there were 23,988,246 shares of common stock issuable upon the exercise of stock options outstanding and 2,156,000 shares subject to RSUs as of September 30, 2021. We also granted options to purchase 203,450 shares of common stock and RSUs settleable for 48,127 shares of common stock subsequent to September 30, 2021. We intend to register all of the shares of common stock issuable upon exercise of outstanding options or other equity incentives we may grant in the future, for public resale under the Securities Act. The shares of common stock will become eligible for sale in the public market to the extent such options are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.

Based on shares outstanding as of September 30, 2021, upon completion of this offering, holders of up to approximately 120,365,635 shares, or 85.5%, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.
We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with financings, acquisitions, investments, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.
We may also issue our shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investments, or otherwise. We also expect to grant equity awards to employees, directors, and consultants under our equity incentive plans. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.
If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our stock price and trading volume could decline.
Our stock price and trading volume following the completion of this offering will be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. Securities and industry analysts do not currently, and may never, publish research on our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price could be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.
Because the initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.
The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, based on the initial public offering price of $14.00 per share and the issuance of 10,000,000 shares of common stock in this offering by us, you will experience immediate dilution of $13.08 per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of September 30, 2021. Furthermore, if the underwriters exercise their option to purchase additional shares, if outstanding stock options are exercised, if RSUs are settled, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional shares of our common stock, you could experience further dilution. See “Dilution” for additional information.
We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.
We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, operating results, financial condition, and prospects could be harmed, and the market price of our common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. These investments may not yield a favorable return to our investors.

We do not intend to pay dividends for the foreseeable future.
We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that for the foreseeable future we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay an acquisition of us, which may be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.
Our restated certificate of incorporation and our restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions:
•establish a classified board of directors so that not all members of our board are elected at one time;
•permit only the board of directors to establish the number of directors and fill vacancies on the board;
•provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;
•require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;
•authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan;
•eliminate the ability of our stockholders to call special meetings of stockholders;
•prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
•prohibit cumulative voting; and
•establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.
In addition, Section 203 of the Delaware General Corporation Law (DGCL) may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.
Our restated certificate of incorporation will contain an exclusive forum provision for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our restated certificate of incorporation will provide, to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine.
Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our restated certificate of incorporation provides that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (Federal Forum Provision). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.
Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholders’ ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or employees, which may discourage lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find the choice of forum provision contained in our restated certificate of incorporation or restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.
General Risk Factors
The COVID-19 pandemic could adversely affect our business, operating results, and financial condition.
The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, operating results, cash flows, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted.
While we have not experienced a material impact to our business to date as a result of COVID-19 pandemic, we do not yet know the full extent of potential impacts on our business, operations, or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Potential impacts include:
•our customer prospects and our existing customers may experience slowdowns in their businesses, which in turn may result in reduced demand for our platform, lengthening of sales cycles, loss of customers, and difficulties in collections;
•substantially all of our employees are working from home and may continue to do so for several more months, which may result in decreased employee productivity and morale with increased unwanted employee attrition;
•we continue to incur fixed costs, particularly for real estate, and are deriving reduced or no benefit from those costs;
•we may continue to experience disruptions to our growth planning, such as for facilities and international expansion;
•we anticipate incurring costs in returning to work from our facilities around the world, including changes to the workplace, such as space planning, food service, and amenities;

•we may be subject to legal liability for safe workplace claims;
•we may be subject to tax or other liabilities associated with employees working in jurisdictions other than the locations in which they were hired;
•our critical vendors could go out of business;
•substantially all of our in-person marketing events, including conferences, have been canceled and we may continue to experience prolonged delays in our ability to reschedule or conduct in-person events and other related activities; and
•our marketing, sales, and support organizations are accustomed to extensive face-to-face customer and partner interactions, and our ability to conduct business is largely unproven.
Any of the foregoing could adversely affect our business, operating results, and financial condition.
Our business is subject to the risks of earthquakes, fire, floods, public health crises, and other natural catastrophes and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches, or other incidents or terrorism.
Our corporate headquarters are located in the San Francisco Bay Area and we operate or utilize data centers that are located in North America and Europe. Additionally, we rely on our network and third-party infrastructure, enterprise applications, internal technology systems, and our website for our development, marketing, operational support, hosted services, and sales activities. The west coast of the United States, where our corporate headquarters are located, contains active earthquake zones and have been subject to numerous devastating wildfires and associated electrical blackouts. In the event of a catastrophic event, including a natural disaster such as an earthquake, hurricane, fire, flood, tsunami, or tornado, or other catastrophic event such as power loss, telecommunications failure, software or hardware malfunction, cyber-attack, war, terrorist attack, or incident of mass violence in the San Francisco Bay Area or elsewhere where our operations or data centers are located or where certain other systems and applications that we rely on are hosted, we may be unable to continue our operations and may endure significant system interruptions, reputational harm, delays in our application development, lengthy interruptions in our platform, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results. In addition, natural disasters, cyber-attacks, acts of terrorism, public health crises, such as pandemics and epidemics, or other catastrophic events could cause disruptions in our or our customers’ businesses, national economies, or the world economy as a whole.
Investors’ expectations of our performance relating to environmental, social, and governance factors may impose additional costs and expose us to new risks.
There is an increasing focus from certain investors, employees, and other stakeholders concerning corporate responsibility, specifically related to environmental, social, and governance factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased to meet growing investor demand for measurement of corporate responsibility performance. The criteria by which companies’ corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies.
Furthermore, if our competitors’ corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding environmental, social and governance matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, employees, and other stakeholders, or, if our initiatives are not executed as planned, our reputation and business, operating results, and financial condition could be adversely impacted.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial condition, our business strategy and plans, market growth and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” and similar expressions are intended to identify forward-looking statements.
Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our future financial performance, including our expectations regarding our subscription and professional revenue, cost of revenue, gross profit or gross margin, operating expenses, including changes in operating expenses, and our ability to achieve and maintain future profitability;
•the impact of the COVID-19 pandemic on our operations, financial results, and liquidity and capital resources, including on customers, sales, expenses, and employees;
•our business plan, our pricing model, and our ability to effectively manage our growth;
•our total market opportunity;
•anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;
•market acceptance of our products and services and our ability to increase adoption of our products and services;
•beliefs and objectives for future operations;
•our ability to further attract, retain, and expand a community of consumers and participants;
•our ability to timely and effectively scale and adapt our products and services;
•our ability to develop new products and services and bring them to market in a timely manner and enhance our existing products and services;
•our expectations concerning relationships with third parties;
•our ability to maintain, protect, and enhance our intellectual property;
•our ability to continue to expand internationally;
•the effects of increased competition in our markets and our ability to compete effectively;
•future acquisitions or investments in complementary companies, products, services, or technologies;
•our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally;
•economic and industry trends, projected growth, or trend analysis;
•the attraction and retention of qualified employees;
•increased expenses associated with being a public company; and
•other statements regarding our future operations, financial condition, and prospects and business strategies.
These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except as required by law.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

INDUSTRY, MARKET, AND OTHER DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, as well as assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our platform. This information involves important assumptions and limitations, is inherently imprecise, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
This prospectus contains statistical data, estimates, and forecasts that are based on publications or reports generated by third parties, including reports prepared by Forrester Research, Inc. (Forrester) and Harvard Business Review Analytic Services that we commissioned, or other publicly available information, as well as other information based on our internal sources.
The Gartner Report described herein (the Gartner Report) represents research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (Gartner), and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.
The source of, and selected additional information contained in, the independent industry and other publications related to the information so identified are provided below. The information contained on, or that can be accessed through, the websites listed below are not part of this prospectus.
•Forrester Consulting, The Total Economic Impact of the UserTesting Human Insight Platform, November 2020 (UserTesting commissioned);
•G2.com, Inc., UserTesting Reviews & Product Details https://www.g2.com/products/usertesting/reviews;
•Gallup Inc., Why B2B Leaders Should Get in Touch With Their Customers’ Feelings, November 7, 2018;
•Gartner, Executive Leadership: Customer Experience Strategies Primer for 2021, February 4, 2021;
•Elana Varon, Anthony Baldo. “Emphasizing Empathy as a Cornerstone of the Customer Experience,” Harvard Business Review Analytic Services, October 2021 (UserTesting commissioned);
•Alan Zorfas, Daniel Leemon. “An Emotional Connection Matters More than Customer Satisfaction.” Harvard Business Review, August 2016;
•Michael E. Porter, Nitin Nohria. “How CEOs Manage Time.” Harvard Business Review, July–August 2018;
•Market Research in the US, IBISWorld, February 2021;
•International Data Corporation, Worldwide Customer Intelligence and Analytics Applications Software Forecast, 2020–2024, May 2020;
•IDC, Worldwide Software Tracker 2020H2 Forecast Release, May 2021;
•MarketsandMarkets, Product Analytics Market with COVID-19 Impact Analysis – Global Forecast to 2026, June 2021;
•MarketsandMarkets, Mobile Apps and Web Analytics Market – Global Forecast to 2025, July 2020;
•Mordor Intelligence, Global Customer Experience Management Market (2020–2025), November 2020;

•Product Management Festival, 2020 Project Management Trends and Benchmarks, dated May 28, 2020;
•PwC, Experience is everything: Here’s how to get it right, November 2020, https://www.pwc.com/us/en/services/consulting/library/consumer-intelligence-series/future-of-customer-experience.html; and
•The S&P Capital IQ data described herein represents proprietary data gathered by S&P Capital IQ and is not a representation of fact. The S&P Capital IQ data is as of April 2021 (and not as of the date of this prospectus) and is subject to change without notice.

USE OF PROCEEDS
We estimate that the net proceeds from our sale of shares of our common stock in this offering at the initial public offering price of $14.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $124.2 million, or $143.7 million if the underwriters’ over-allotment option is exercised in full.
The principal purposes of this offering are to create a public market for our common stock, increase our visibility in the marketplace, obtain additional capital, and increase our capitalization and financial flexibility. We currently intend to use the net proceeds we receive from this offering primarily for working capital and other general corporate purposes, which may include product development, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business. However, we do not have agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time.
We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities, such as money market funds, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2021, on:
•an actual basis;
•a pro forma basis, which reflects (i) the Capital Stock Conversion as if such conversion had occurred on September 30, 2021 and (ii) the filing and effectiveness of our restated certificate of incorporation that will become effective immediately prior to the completion of this offering; and
•a pro forma as adjusted basis, which reflects (i) the pro forma adjustments set forth above and (ii) the sale and issuance of 10,000,000 shares of our common stock in this offering at the initial public offering price of $14.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses.
You should read this table together with our consolidated financial statements and the accompanying notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” that are included elsewhere in this prospectus.

	As of September 30, 2021
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except per share data)
Cash and cash equivalents	$64,893	$64,893	$189,087
Convertible preferred stock, $0.0001 par value per share; 110,851 shares authorized, 110,851 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	$201,531	$—	$—
Stockholders’ (deficit) equity:
Preferred stock; $0.0001 par value per share; no shares authorized, issued, and outstanding, actual; 10,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock and capital in excess of par value; $0.0001 par value per share; 163,907 shares authorized, 20,001 shares issued and outstanding, actual; 163,907 shares authorized, 130,852 shares issued and outstanding, pro forma; 2,000,000 shares authorized, 140,852 shares issued and outstanding, pro forma as adjusted	18,859	220,390	344,584
Accumulated deficit	(186,284)	(186,284)	(186,284)
Total stockholders’ equity (deficit)	(167,425)	34,106	158,300
Total capitalization	$34,106	$34,106	$158,300
__________________
(1)If the underwriters’ over-allotment option is exercised in full, the pro forma as adjusted amount of each of cash and cash equivalents, common stock and capital in excess of par value, total stockholders’ equity (deficit), and total capitalization would increase by $19.5 million, and after deducting underwriting discounts and commissions, and we would have 142,352,135 shares of our common stock issued and outstanding, pro forma as adjusted.
The number of shares of our common stock to be outstanding after this offering is based on 130,852,135 shares of our common stock outstanding as of September 30, 2021, and excludes:
•23,988,246 shares of our common stock issuable upon the exercise of stock options outstanding under our 2013 Plan as of September 30, 2021, with a weighted-average exercise price of $1.53 per share;
•203,450 shares of our common stock issuable upon the exercise of stock options granted after September 30, 2021 under our 2013 Plan with an exercise price of $16.00 per share;

•2,156,000 shares of our common stock issuable upon the vesting and settlement of RSUs outstanding under our 2013 Plan as of September 30, 2021;
•48,127 shares of our common stock issuable upon the vesting and settlement of RSUs granted after September 30, 2021 under our 2013 Plan; and
•19,678,440 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i) 878,440 shares of our common stock reserved for future issuance under our 2013 Plan as of September 30, 2021 (which number of shares is prior to the stock options to purchase shares of our common stock and RSUs to be settled in shares of our common stock granted after September 30, 2021), (ii) 15,700,000 shares of our common stock reserved for future issuance under our 2021 Plan, which became effective on the date immediately prior to the date of this prospectus, and (iii) 3,100,000 shares of our common stock reserved for issuance under our 2021 ESPP, which became effective on the date of this prospectus.
On the date of this prospectus, any remaining shares available for issuance under our 2013 Plan were added to the shares of our common stock reserved for issuance under our 2021 Plan, and we ceased granting awards under the 2013 Plan. Our 2021 Plan and 2021 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
As of September 30, 2021, our pro forma net tangible book value was $5.2 million, or $0.04 per share of our common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of September 30, 2021, after giving effect to (i) the Capital Stock Conversion and (ii) the filing and effectiveness of our restated certificate of incorporation that will become effective immediately prior to the completion of this offering.
After giving effect to the sale by us of 10,000,000 shares of our common stock in this offering at the initial public offering price of $14.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2021 would have been $129.4 million, or $0.92 per share. This represents an immediate increase in pro forma net tangible book value of $0.88 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $13.08 per share to investors purchasing shares of our common stock in this offering at the initial public offering price.
The following table illustrates this dilution on a per share basis to new investors:

Initial public offering price per share		$14.00
Pro forma net tangible book value per share as of September 30, 2021	$0.04
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of our common stock in this offering	0.88
Pro forma as adjusted net tangible book value per share immediately after this offering		0.92
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$13.08
If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be $1.05 per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be $12.95 per share.
The following table summarizes, on a pro forma as adjusted basis as of September 30, 2021, after giving effect to the pro forma adjustments described above, the difference between existing stockholders, and new investors purchasing shares of common stock in this offering with respect to the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid by investors purchasing shares in this offering at the initial public offering price of $14.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	130,852,135	92.9%	$206,694,096	59.6%	$1.58
New public investors	10,000,000	7.1	$140,000,000	40.4	$14.00
Total	140,852,135	100%	$346,694,096	100%
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. After giving effect to the sale of shares in this offering, if the underwriters’ over-allotment option is exercised in full, our existing stockholders would own 91.9% and our new investors would own 8.1% of the total number of shares of our common stock outstanding upon completion of this offering.

In addition, to the extent we issue any additional stock options or RSUs or any outstanding stock options or RSUs are exercised or settled, or we issue any other securities or convertible debt in the future, investors will experience further dilution.
The number of shares of our common stock to be outstanding after this offering is based on 130,852,135 shares of our common stock outstanding as of September 30, 2021, and excludes:
•23,988,246 shares of our common stock issuable upon the exercise of stock options outstanding under our 2013 Plan as of September 30, 2021, with a weighted-average exercise price of $1.53 per share;
•203,450 shares of our common stock issuable upon the exercise of stock options granted after September 30, 2021 under our 2013 Plan with an exercise price of $16.00 per share;
•2,156,000 shares of our common stock issuable upon the vesting and settlement of RSUs outstanding under our 2013 Plan as of September 30, 2021;
•48,127 shares of our common stock issuable upon the vesting and settlement of RSUs granted after September 30, 2021 under our 2013 Plan; and
•19,678,440 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i) 878,440 shares of our common stock reserved for future issuance under our 2013 Plan as of September 30, 2021 (which number of shares is prior to the stock options to purchase shares of our common stock and RSUs to be settled in shares of our common stock granted after September 30, 2021), (ii) 15,700,000 shares of our common stock reserved for future issuance under our 2021 Plan, which became effective on the date immediately prior to the date of this prospectus, and (iii) 3,100,000 shares of our common stock reserved for issuance under our 2021 ESPP, which became effective on the date of this prospectus.
On the date of this prospectus, any remaining shares available for issuance under our 2013 Plan were added to the shares of our common stock reserved for issuance under our 2021 EIP, and we ceased granting awards under the 2013 Plan. Our 2021 EIP and 2021 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such difference include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.
Overview
Our mission is to empower every organization with the breakthrough perspectives they need to deliver truly exceptional customer experiences using human insight.
We have pioneered a video-first, enterprise-grade software-as-a-service (SaaS) platform that enables organizations to see and hear the experiences of real people as they engage with products, designs, apps, processes, concepts, or brands. Our platform captures authentic, credible, and highly contextualized customer perspectives from targeted audiences who have opted in to share their thoughts, whether for digital, real-world, or omnichannel experiences. Using machine learning, our platform analyzes these perspectives and surfaces key moments of insight rapidly and at scale. This helps organizations to free up time and resources and make better customer experience decisions faster using the power of video to drive alignment and action. Our platform provides significant value to our customers and our market leadership has been recognized by G2.com (G2) – a leading software review organization – as the #1 player across the user research, software testing, and consumer video feedback categories.
Over the past 14 years, we have grown from a pay-as-you-go website to an enterprise SaaS company with customers and employees around the world:
We generate revenue primarily from the sale of subscriptions to our platform, which accounted for over 90% of our total revenue in each of the years ended December 31, 2019 and 2020 and each of the nine months ended September 30, 2020 and 2021. Our subscription plan includes access to our platform including customer support. The substantial majority of our subscriptions are for a one year, non-cancelable term, with some large, multi-year subscriptions ranging up to three years and some small, short-term subscriptions of less than one year. Our contracts are typically billed annually in advance and we generally recognize subscription revenue ratably over the contract term.

We also generate revenue from professional services. Our professional services include research studies, training services, and strategy workshops. Professional services revenue comprised less than 10% of our revenue in 2020 and the nine months ended September 30, 2021.
We offer two primary subscription pricing plans – a seat-based subscription plan and a flex-based subscription plan. Each pricing plan provides platform access to our customers for the duration of the contract term and revenue is recognized ratably. Within each pricing plan, we offer specific editions based on varying levels of tools, features, and functionality.
Our seat-based subscription pricing plan varies depending on the platform edition and the number and type of seats, and comprised approximately 76% of our subscription revenue for the nine months ended September 30, 2021. In the fourth quarter of 2020, we launched a flex-based subscription pricing plan and began a roll out to both new and existing customers as an additional pricing option. We did so to ensure that our pricing plans are structured to further facilitate expansion within our customers’ organizations, including making it easier for our customers to add additional users and use cases. Customers utilizing the flex-based subscription pricing plan typically enter into an annual contract that covers access to the platform and the pricing is based on expected annual committed utilization of the platform’s features. Customers who exceed their contractual limits, are able to purchase either additional committed usage or on demand usage. The pricing plan and related utilization is determined based on the activity the customer processes within the platform, including the number and type of CxNs generated, and type of audience targeting used. In the nine months ended September 30, 2021, revenue from our flex-based subscription plan represented approximately 20% of our subscription revenue.
Our go-to-market strategy is segmented based on the size and region of our customers. We primarily sell through a direct selling motion, with field sales representatives who focus on enterprise customers and an inside sales organization which sells to mid-market and small and medium-sized business (SMB) customers. We have also started investing in creating channel partnerships and relationships with resellers, distributors, and strategic partners to broaden our reach.
We have achieved significant growth in recent periods. For the years ended December 31, 2019 and 2020, our total revenue was $76.6 million and $102.2 million, respectively, representing period-over-period growth of 33%. For the nine months ended September 30, 2020 and 2021, our total revenue was $72.8 million and $104.9 million, respectively, representing period-over-period growth of 44%. As we have grown our business, we have made significant investments in sales and marketing and research and development. As a result, for the years ended December 31, 2019 and 2020, our net loss was $19.6 million and $34.0 million, respectively, and for the nine months ended September 30, 2020 and 2021, our net loss was $26.1 million and $33.8 million, respectively.
Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we plan to successfully address in order to sustain our growth and improve our results of operations.
Acquiring New Customers
We will continue to focus on acquiring new customers. We expect to continue to invest in sales and marketing and brand awareness to drive customer acquisition. We believe our investments in sales and marketing will allow us to market our offering to the complex needs of enterprises while unlocking a significant opportunity to the mid-market and small- and medium-sized business segments. If our investments in customer acquisition are not successful, our operating results would be adversely impacted. As of September 30, 2021, we had over 2,100 customers, including more than half of the world’s top 100 most valuable brands according to Forbes, and our average ARR per customer increased from approximately $57,000 as of December 31, 2019 to approximately $67,000 as of September 30, 2021. We had 279 customers with at least $100,000 of ARR as of September 30, 2021, reflecting growth of 58% from September 30, 2020. We believe that our rapidly growing number of customers with at least $100,000 of ARR reflects the value of our platform to enterprise customers. We also had nine customers with at least $1 million of ARR as of September 30, 2021. We define ARR as the annualized value of subscription revenue in the last month of the measurement quarter. ARR does not have a standardized meaning and is not necessarily comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and is not intended to be combined with or to replace it. ARR is not a forecast and the active customers at the date used in calculating ARR may or may not extend or renew their subscription.
Expanding Within Existing Customers
Many of our customers increase spending with us by adding seats or users on our platform. We have demonstrated a strong track record of expanding seats and users through cross-selling across organizations and upselling higher tiers of platform editions. Once a current team within an organization shares a CxN or summary output from our platform, it increases the visibility of our platform within that organization and creates opportunities for us to cultivate additional users. We expect that over time, a significant portion of our revenue growth will come from our existing customers adding seats or expanding their use of our platform. We measure the rate of expansion within our customer base using our net dollar-based retention rate. As of September 30, 2021, our net dollar-based retention rate was 119%.
We believe the strength and unique positioning of our platform will enable us to significantly expand within our existing customers. As an example, the average and median ARR of our top 30 customers as of September 30, 2021 were approximately $1.3 million and $820,000, respectively, which reflect a meaningful expansion as compared to the average and median ARR of approximately $70,000 and $50,000, respectively, at each customer’s initial purchase. We believe that our newly launched flex-based subscription pricing plan will provide further flexibility for our enterprise customers to add additional users and use cases. If we are unable to further expand within our existing customer base, our operating results would be adversely impacted.
Continued Investment in Growth
We plan to increase our sales capability by growing our field sales teams in order to target expansion within enterprises and to continue to target and acquire new customers. We are also continuing to focus on our marketing efforts by increasing brand awareness and advertising. We believe that these investments will contribute to our long-term growth, although they may adversely affect our operating results in the near term. We also have a track record of innovating and consistently adding new features to our platform. We released 25 new product features in 2020. We are growing our research and development capability to continue to innovate and enhance the functionality of our platform.
International Expansion
We are focused on addressing a global customer base. International revenue represented approximately 15% of our total revenue in 2020 and approximately 18% of our total revenue for the nine months ended September 30, 2021. As of September 30, 2021, we had customers in over 50 countries around the world. We believe there is a significant opportunity to further expand the use of our platform internationally as we grow our outbound field sales motion globally. Our growth and the success of our initiatives in markets outside of the United States will depend on our ability to adapt our platform to local markets and the continued adoption of our platform by our existing customers, as well as our ability to attract new customers.
Strategic Partnerships
We are investing in developing a strong ecosystem and partner network as a way to expand our go-to-market strategy. We have existing ecosystem integrations into key software vendors like Adobe, Atlassian, Qualtrics, and Slack. Additionally, we plan to develop and foster partnerships with resellers, systems integrators, and distributors. We believe that these partnerships will extend our sales reach and provide product and technology integrations that will accelerate implementation of our platform domestically and internationally, although investing in these relationships can be time consuming and costly.
Key Business Metrics
We monitor and review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. We believe that these key business metrics provide meaningful supplemental information in assessing our operating performance.
Number of Customers with At Least $100,000 of ARR

	As of December 31,		As of September 30,
	2019	2020	2020	2021
Number of Customers with At Least $100,000 of ARR	137	190	177	279
We believe that our ability to increase the number of our customers with at least $100,000 of ARR indicates our progress with a critical segment of our customer base. We are able to increase the number of our customers with at least $100,000 of ARR as more users and teams across organizations and industries realize the value of our platform in today’s digital age. A customer in a particular period is defined as a customer for whom we recognize subscription revenue in the last month of the measurement period. We define a single customer as the parent entity of the subsidiaries and divisions that contract with us. If a customer has multiple subsidiaries or divisions, then we aggregate subscription revenues from all entities to the parent level.
Net Dollar-based Retention Rate

	As of December 31,	As of September 30,
	2020	2020	2021
Net Dollar-based Retention Rate(1)	114%	109%	119%
_____________
(1)Net dollar-based retention rate figures prior to 2020 are unavailable due to adoption of ASC 606 on a modified retrospective basis effective January 1, 2019.
Our ability to retain and expand subscription revenue from existing customers is an important indicator of the stability of our revenue base, the long-term value of our platform to our customers, and future business opportunities. We calculate net dollar-based retention rate in order to measure our ability to retain and expand subscription revenue from our existing customers. Our net dollar-based retention rate compares the quarterly subscription revenue from the same cohort of customers across comparable periods. For each quarter, the cohort of customers are identified based on having subscription revenue at the beginning of the same quarter in the prior year. We calculate our net dollar-based retention rate in a quarter by dividing: (i) the total subscription revenue of the customer cohort in the current quarter, by (ii) the total subscription revenue of those same customers in the same quarter of the prior year. We expect our net dollar-based retention rate to fluctuate in future periods due to a number of factors, including our expected growth, the level of penetration within our customer base, our ability to upsell and cross-sell products to existing customers, and our ability to retain our customers.
Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP, we use the following non-GAAP financial measures to evaluate our operating performance and for forecasting purposes: non-GAAP gross profit and gross margin, non-GAAP net loss and net loss margin, and free cash flow. We believe these non-GAAP financial measures may be helpful to investors because they provide consistency and comparability with past financial performance.
Non-GAAP financial measures have limitations in their usefulness to investors and should not be considered in isolation or as substitutes for financial information presented under GAAP. Non-GAAP financial measures have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. As a result, our non-GAAP financial measures are presented for supplemental informational purposes only. The following tables present certain non-GAAP financial measures for each period presented below:

Non-GAAP Gross Profit and Gross Margin

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(dollars in thousands)
GAAP gross profit	$53,582	$72,628	$51,123	$77,437
GAAP gross margin	70%	71%	70%	74%
Adjustments:
Stock-based compensation expense	132	49	37	190
Amortization of intangible assets	46	245	165	492
Non-GAAP gross profit	$53,760	$72,922	$51,325	$78,119
Non-GAAP gross margin	70%	71%	70%	74%
We define non-GAAP gross profit as GAAP gross profit excluding stock-based compensation expense allocated to cost of revenue and amortization of certain acquired intangible assets allocated to cost of revenue. Non-GAAP gross margin is calculated as non-GAAP gross profit divided by total revenue. We expect our non-GAAP gross margin may vary from period to period and increase modestly in the long term as we optimize costs with additional scale.
Non-GAAP Operating Loss and Operating Loss Margin

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(dollars in thousands)
GAAP operating loss	$(19,696)	$(33,966)	$(25,594)	$(34,020)
GAAP operating loss margin	(26)%	(33)%	(35)%	(32)%
Adjustments:
Stock-based compensation expense	3,261	2,547	1,842	4,919
Amortization of intangible assets	129	545	377	766
Reversal of sales and use tax accruals, penalties and interest	—	—	—	(2,122)
Non-GAAP operating loss	$(16,306)	$(30,874)	$(23,375)	$(30,457)
Non-GAAP operating loss margin	(21)%	(30)%	(32)%	(29)%
We define non-GAAP operating loss as operating loss excluding stock-based compensation expense, amortization of certain acquired intangible assets, and reductions to general and administrative expense relating to reversals of sales and use tax accruals and related penalties and interest (as described in Note 5 to the consolidated financial statements included elsewhere in this prospectus). We use non-GAAP operating loss as a key performance measure because we believe it facilitates operating performance comparisons from period to period by excluding potential differences primarily caused by the impact of stock-based compensation expense, the impact of amortization of intangible assets, and the reversals of prior sales and use tax accruals and related penalties and interest. Non-GAAP operating loss margin is calculated as non-GAAP operating loss divided by total revenue. We use non-GAAP operating loss and non-GAAP operating loss margin in conjunction with traditional GAAP measures to evaluate our financial performance. We plan to continue to invest in growth and expansion, which could impact our non-GAAP operating loss.

Free Cash Flow

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(dollars in thousands)
Net cash used in operating activities	$(8,672)	$(14,305)	$(12,662)	$(26,005)
Add: Purchases of property and equipment	(474)	(1,002)	(365)	(1,955)
Free cash flow	$(9,146)	$(15,307)	$(13,027)	$(27,960)
Free cash flow margin	(12)%	(15)%	(18)%	(27)%
We define free cash flow as net cash used in operating activities less cash used for purchases of property, plant and equipment and capitalized internal-used software. We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our operations other than that used for investments in property and equipment. We expect to continue to invest in additional headcount as we invest in expanding our operations, which may negatively affect our free cash flow.
Impact of COVID-19 to our Business
In December 2019, an outbreak of COVID-19 was first identified and by March 2020, the World Health Organization declared COVID-19 a global pandemic. Governments and municipalities across the United States and the world have instituted measures to slow infection rates, including orders to shelter-in-place, travel restrictions, and mandated business closure. The global economic impacts of the COVID-19 pandemic are significant and continue to evolve, as exhibited by, among other things, a rise in unemployment, changes in consumer behavior, and market volatility.
In response to the COVID-19 pandemic, we have temporarily required our employees to work remotely, implemented travel restrictions for all non-essential business, reduced hiring, and shifted certain of our conferences to virtual-only, and we may similarly alter, postpone, or cancel events in the future. This has resulted in a reduction in certain operating expenses during the COVID-19 pandemic, such as travel and entertainment. However, these savings were offset by other investments across the business, such that operating expenses were not materially impacted, and we expect to reassess these temporary measures as the COVID-19 pandemic and vaccination programs continue to develop. In addition, our revenue generation has not been significantly affected by the COVID-19 pandemic, as the loss of certain existing customers and the inability of certain existing customers to make payments when due as a result of the adverse impact of COVID-19 on those customers’ businesses was generally offset by new customer acquisition. Driven by the acceleration of digital transformation initiatives in response to the COVID-19 pandemic, we believe some customers, including those customers with predominantly physical operations, turned to our platform to quickly build out or add sophistication to their digital customer experiences. Additionally, some new customers leveraged our platform to create a more seamless integration between their online and offline presence. Overall, there has not been a material impact to our business as a result of COVID-19.
The extent of the impact of COVID-19 on our business and financial performance may be influenced by a number of factors, many of which we cannot control, including the duration and spread of the pandemic, future spikes of COVID-19 infections resulting in additional preventive measures, the severity of the economic decline attributable to the pandemic, the timing and nature of a potential economic recovery, and the impact on our customers and our sales cycles. See “Risk Factors” for additional information.
Components of Results of Operations
Revenue
Subscription Revenue
Subscription revenue primarily consists of subscription fees from customer agreements to access our platform, as well as additional support services. Our customers do not have the ability to take possession of our software. We recognize revenue for subscription fees and additional support services on a straight-line basis over the term of the contract beginning on the date access to our platform is granted, as the underlying service is a stand-ready performance obligation. Customers may also purchase incremental capacity to our platform, which is an additional stand-ready performance obligation. We recognize incremental capacity as a series of distinct software-based services that are satisfied over the remaining term of the applicable subscription. Certain customer contracts are sold with a contractual maximum of platform usage. Customers who consume their committed capacity will be invoiced for overages on a quarterly basis. We recognize these overage fees as variable consideration. We expect our subscription revenue to increase over the long term, depending on our ability to attract new customers and expand usage with existing customers, which fluctuates from period to period.
Professional Services
Professional services primarily consists of fees from professional services including research studies, training services, and strategy workshops. Professional services are generally considered distinct from access to our platform. We recognize revenue from service engagements that occur over a period of time on a proportional performance basis as the services are delivered. While we expect our professional services revenue to increase in terms of absolute dollars, they will fluctuate from period to period and may not grow consistently with our subscription revenue.
Cost of Revenue, Gross Profit and Gross Margin
Subscription Cost of Revenue
Subscription cost of revenue consists of three categories of expenses: UserTesting Contributor Network, platform, and support. UserTesting Contributor Network costs consist primarily of participant payments and fees as well as the cost to operate and support those participants. Platform costs consist primarily of the cost to operate our platform, including infrastructure-related, hosting, and personnel-related costs, such as salaries, bonus, stock-based compensation expense, and benefits. Support costs include the personnel-related costs, such as salaries, bonus, stock-based compensation expense, and benefits, of employees who directly support customers of our subscription services and amortization of acquired intangibles.
Professional Services Cost of Revenue
Professional services cost of revenue consists primarily of personnel-related costs associated with professional services personnel, including stock-based compensation, third-party consulting services, and allocated overhead.
Gross Profit and Gross Margin
Gross profit is total revenue less cost of revenue and gross margin is gross profit expressed as a percentage of revenue. Our gross margin may vary from period to period as our mix or cost of revenue fluctuates. Our gross margin on subscription revenue is significantly higher than our gross margin on professional services revenue. In addition, we may experience changes in our professional services gross margin due to a mismatch between when revenue is recognized and when related expenses are incurred. We expect our gross margin may vary from period to period and increase modestly in the long term.
Operating Expenses
Sales and Marketing
Sales and marketing expenses primarily consist of personnel-related expenses, including stock-based compensation directly associated with our sales and marketing organization. Other sales and marketing expenses include costs for promotional events to promote our brand, web advertising, trade conferences, and allocated overhead. Sales commissions that are directly related to acquiring customer contracts, as well as associated payroll taxes, are deferred upon execution of a contract with a customer, and subsequently amortized to sales and marketing expense over an estimated period of benefit of four years. We have elected the practical expedient to expense renewal commissions in the period of booking if the period of amortization is one year or less, and we amortize commissions related to renewal contracts that are greater than one year over the weighted average renewal term. We plan to increase our investment in sales and marketing over the foreseeable future, primarily through increased headcount in our sales and marketing functions and investment in brand- and product-marketing efforts. Although we expect our sales and marketing expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue in the near term, we expect that sales and marketing expenses will decline as a percentage of revenue in the long term.
Research and Development
Research and development expenses primarily consist of personnel-related expenses, including stock-based compensation directly associated with our research and development employees and outside services costs. Research and development costs are expensed as incurred. We expect that our research and development expenses will increase in absolute dollars in the near term as we focus on further developing our platform and infrastructure. Although we expect our research and development expenses will increase in absolute dollars in future periods and may vary from period to period as a percentage of revenue in the near term, we expect that expenses will decline as a percentage of revenue in the long term.
General and Administrative
General and administrative expenses primarily consist of personnel-related expenses, including stock-based compensation directly associated with our finance, legal and human resources organizations, professional fees for external legal, accounting, and other consulting services, bad debt expense, and allocated overhead. We expect to increase the size of our general and administrative function to support the growth of our business. Following the closing of this offering, we expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance and reporting obligations of reporting companies and increased costs for insurance, investor relations expenses, and professional services. As a result, we expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future. Although we expect our general and administrative expenses will increase in absolute dollars in future periods and may vary from period to period as a percentage of revenue in the near term, we expect that general and administrative expenses will decline as a percentage of revenue in the long term.
Interest Income, Net
Interest income, net consists primarily of income earned on cash equivalents.
Other Income, Net
Other income, net consists primarily of miscellaneous non-operational income and expense, including grant money received from a grant agreement as well as sublease income.
Provision for Income Taxes
Provision for income taxes consists of federal, state and foreign income taxes. Due to cumulative losses, we maintain a valuation allowance against our U.S. deferred tax assets. We consider all available evidence, both positive and negative, including but not limited to earnings history, projected future outcomes, industry and market trends and the nature of each of the deferred tax assets in assessing the extent to which a valuation allowance should be applied against our U.S. deferred tax assets.

Results of Operations
The following tables set forth selected consolidated statements of operations data for each of the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Revenue:
Subscription	$68,607	$93,374	$66,622	$96,883
Professional services	8,026	8,821	6,184	8,031
Total revenue	76,633	102,195	72,806	104,914
Cost of revenue(1)(2):
Subscription	15,193	21,441	15,744	21,230
Professional services	7,858	8,126	5,939	6,247
Total cost of revenue	23,051	29,567	21,683	27,477
Gross profit	53,582	72,628	51,123	77,437
Operating expenses(1)(2):
Sales and marketing	37,256	59,737	42,593	62,512
Research and development	20,845	27,897	20,174	29,128
General and administrative	15,177	18,960	13,950	19,817
Total operating expenses	73,278	106,594	76,717	111,457
Loss from operations	(19,696)	(33,966)	(25,594)	(34,020)
Interest income, net	118	136	90	103
Other income, net	93	747	162	683
Loss before provision for income taxes	(19,485)	(33,083)	(25,342)	(33,234)
Provision for income taxes	82	900	794	569
Net loss	$(19,567)	$(33,983)	$(26,136)	$(33,803)
Net loss per share attributable to common stockholders, basic and diluted	$(1.31)	$(2.10)	$(1.63)	$(1.80)
_______________
(1)Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Cost of revenue:
Subscription	$49	$14	$10	$30
Professional services	83	35	27	160
Operating expenses:
Sales and marketing	810	868	629	1,079
Research and development	790	346	247	620
General and administrative	1,529	1,284	929	3,030
Total stock-based compensation expense	$3,261	$2,547	$1,842	$4,919

(2)Includes amortization expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Cost of revenue:
Subscription	$46	$245	$165	$492
Operating expenses:
Sales and marketing	—	145	98	144
Research and development	61	140	100	130
General and administrative	22	15	14	—
Total amortization expense	$129	$545	$377	$766
The following table sets forth selected consolidated statements of operations data expressed as a percentage of revenue for each of the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(as a percentage of revenue)
Revenue:
Subscription	90%	91%	92%	92%
Professional services	10	9	8	8
Total revenue	100	100	100	100
Cost of revenue:
Subscription	20	21	22	20
Professional services	10	8	8	6
Total cost of revenue	30	29	30	26
Gross profit	70	71	70	74
Operating expenses:
Sales and marketing	49	58	58	59
Research and development	27	27	28	28
General and administrative	20	19	19	19
Total operating expenses	96	104	105	106
Loss from operations	(26)	(33)	(35)	(32)
Interest income, net	—	—	—	—
Other income, net	—	1	—	1
Loss before provision for income taxes	(26)	(32)	(35)	(31)
Provision for income taxes	—	1	1	1
Net loss	(26)%	(33)%	(36)%	(32)%

Comparison of the Nine Months Ended September 30, 2020 and 2021
Revenue

	Nine Months Ended September 30,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
Subscription	$66,622	$96,883	$30,261	45%
Professional services	6,184	8,031	1,847	30%
Total revenue	$72,806	$104,914	$32,108	44%
Total revenue for the nine months ended September 30, 2021 increased by $32.1 million, or 44%, as compared to the nine months ended September 30, 2020 primarily due to the increase in subscription revenue described below.
Subscription revenue for the nine months ended September 30, 2021 increased by $30.3 million, or 45%, as compared to the nine months ended September 30, 2020. The increase was partly due to growth with existing customers, which accounted for approximately 60% of the increase and was mainly driven by increased sales to existing customers as of December 31, 2019. The remainder of the increase in subscription revenue was due to contracts from new customers acquired subsequent to September 30, 2020. The increase in revenue is also impacted by a $0.5 million reversal of certain sales tax accruals previously recorded as a reduction to revenue. See Note 5 to our consolidated financial statements included elsewhere in this prospectus for further details regarding sales tax reversal.
Professional services for the nine months ended September 30, 2021 increased by $1.8 million, or 30%, as compared to the nine months ended September 30, 2020. This increase was primarily due to the amount of professional services engagements sold and the timing of the performance of those services as more customers requested to have services completed in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020.
Cost of Revenue

	Nine Months Ended September 30,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
Subscription	$15,744	$21,230	$5,486	35%
Professional services	5,939	6,247	308	5%
Cost of revenue	21,683	27,477	5,794	27%
Gross Profit	51,123	77,437	26,314	51%
Gross Margin:
Subscription	76%	78%
Professional Services	4%	22%
Total gross margin	70%	74%
Cost of revenue for the nine months ended September 30, 2021 increased by $5.8 million, or 27%, as compared to the nine months ended September 30, 2020 primarily due to the increase in subscription cost of revenue described below.
Subscription cost of revenue for the nine months ended September 30, 2021 increased by $5.5 million, or 35%, as compared to the nine months ended September 30, 2020, primarily driven by increased payments to contributors of $2.0 million as a result of increased usage of our platform, increased personnel-related costs of $2.7 million, and increased platform (hosting) costs of $0.6 million, as we continued to invest in our platform and support services.
Professional services cost of revenue for the nine months ended September 30, 2021 remained relatively flat as compared to the nine months ended September 30, 2020.

Operating Expenses
Sales and Marketing

	Nine Months Ended September 30,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
Sales and marketing	$42,593	$62,512	$19,919	47%
Percentage of revenue	58%	59%		1%
Sales and marketing expenses for the nine months ended September 30, 2021 increased by $19.9 million, or 47%, as compared to the nine months ended September 30, 2020. The increase in sales and marketing expenses was primarily attributable to an increase in personnel-related expenses of $11.6 million due to increased headcount, from 245 as of September 30, 2020 to 309 as of September 30, 2021, to support the growth in our sales force and customer success organization, as well as an increase in non-personnel costs in demand generation, branding, and product awareness offset by some savings in travel and entertainment.
Research and Development

	Nine Months Ended September 30,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
Research and development	$20,174	$29,128	$8,954	44%
Percentage of revenue	28%	28%		—%
Research and development expenses for the nine months ended September 30, 2021 increased by $9.0 million, or 44%, as compared to the nine months ended September 30, 2020. The increase in research and development expense was primarily attributable to an increase of $5.8 million in personnel-related expenses due to increased headcount for the development of our platform, from 124 as of September 30, 2020 to 166 as of September 30, 2021, as well as a $1.6 million increase in professional and outside services and a $1.3 million increase in office expenses to support our research and development team.
General and Administrative

	Nine Months Ended September 30,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
General and administrative	$13,950	$19,817	$5,867	42%
Percentage of revenue	19%	19%		—%
General and administrative expenses for the nine months ended September 30, 2021 increased by $5.9 million, or 42%, as compared to the nine months ended September 30, 2020. The increase in general and administrative expenses was primarily attributable to an increase of $6.4 million in personnel-related expenses due to increased headcount, from 61 as of September 30, 2020 to 79 as of September 30, 2021, to support the growth of our business, and partly due to an incremental stock-based compensation expense of $1.3 million recognized in the third quarter of 2021 as a result of an employee stock award modification. The increase is partially offset by a $2.1 million reversal of sales and use tax accruals including related penalties and interest, previously recognized as general and administrative expense. See Note 5 to our consolidated financial statements included elsewhere in this prospectus for further details regarding sales tax reversal.

Provision for Income Taxes

	Nine Months Ended September 30,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
Provision for income taxes	$794	$569	$(225)	(28)%
Provision for income taxes for the nine months ended September 30, 2021 decreased by $0.2 million, or 28%, as compared to the nine months ended September 30, 2020. The change in provision for income taxes was primarily due to a decrease in foreign income tax.
Comparison of the Years Ended December 31, 2019 and 2020
Revenue

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except percentages)
Subscription	$68,607	$93,374	$24,767	36%
Professional services	8,026	8,821	795	10%
Total revenue	$76,633	$102,195	$25,562	33%
Total revenue for the year ended December 31, 2020 increased by $25.6 million, or 33%, as compared to the year ended December 31, 2019 primarily due to the increase in subscription revenue described below.
Subscription revenue for the year ended December 31, 2020 increased by $24.8 million, or 36%, as compared to the year ended December 31, 2019. The increase was substantially due to growth with existing customers, which accounted for approximately 67% of the increase. This growth in revenue from existing customers was driven approximately equally by increased sales to existing customers as well as by an increase in the total number of existing customers for such period.
Professional services for the year ended December 31, 2020 increased by $0.8 million, or 10%, as compared to the year ended December 31, 2019. This increase was primarily due to the amount of professional services engagements sold and the timing of the performance of those services as more customers requested to have services completed in 2020 as compared to 2019.
Cost of Revenue

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except percentages)
Subscription	$15,193	$21,441	$6,248	41%
Professional services	7,858	8,126	268	3%
Cost of revenue	$23,051	$29,567	$6,516	28%
Gross Profit	53,582	72,628	19,046	36%
Gross Margin:
Subscription	78%	77%
Professional Services	2%	8%
Total gross margin	70%	71%
Cost of revenue for the year ended December 31, 2020 increased by $6.5 million, or 28%, as compared to the year ended December 31, 2019 primarily due to the increase in subscription cost of revenue described below.

Subscription cost of revenue for the year ended December 31, 2020 increased by $6.2 million, or 41%, as compared to the year ended December 31, 2019, primarily driven by increased payments to contributors of $4.6 million as a result of increased usage of our platform, increased investment in personnel-related customer education and support costs (primarily related to personnel) of $1.0 million, and increased platform (hosting) costs of $0.4 million, as we continued to invest in our platform and support services.
Professional services cost of revenue for the year ended December 31, 2020 increased by $0.3 million, or 3%, as compared to the year ended December 31, 2019, driven primarily by an increase in costs paid to subcontractors, and an increase in the number of professional service employees.
Operating Expenses
Sales and Marketing

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except percentages)
Sales and marketing	$37,256	$59,737	$22,481	60%
Percentage of revenue	49%	58%		9%
Sales and marketing expenses for the year ended December 31, 2020 increased by $22.5 million, or 60%, as compared to the year ended December 31, 2019. The increase in sales and marketing expenses was primarily attributable to an increase in personnel-related expenses of $18.2 million due to increased headcount, from 168 as of December 31, 2019 to 244 as of December 31, 2020, to support the growth in our sales force and customer success organization, as well as an increase in non-personnel costs in demand generation, branding, and product awareness offset by some savings in travel and entertainment.
Research and Development

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except percentages)
Research and development	$20,845	$27,897	$7,052	34%
Percentage of revenue	27%	27%		—%
Research and development expenses for the year ended December 31, 2020 increased by $7.1 million, or 34%, as compared to the year ended December 31, 2019. The increase in research and development expense was primarily attributable to an increase of $5.5 million in personnel-related expenses due to increased headcount for the development of our platform, from 107 as of December 31, 2019 to 137 as of December 31, 2020, and a $1.6 million increase in non-personnel costs, primarily consisting of office expenses to support our research and development team.
General and Administrative

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except percentages)
General and administrative	$15,177	$18,960	$3,783	25%
Percentage of revenue	20%	19%		(1)%
General and administrative expenses for the year ended December 31, 2020 increased by $3.8 million, or 25%, as compared to the year ended December 31, 2019. The increase in general and administrative expenses was primarily attributable to an increase of $4.4 million in personnel-related expenses due to increased headcount, from 46 as of December 31, 2019 to 64 as of December 31, 2020, and an increase of $3.3 million in facilities expenses primarily due to increased rent as a result of the expansion of business scale, partially offset by a $3.9 million reduction in other non-personnel related expenses, including travel and other expenses.
Provision for Income Taxes

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except percentages)
Provision for income taxes	$82	$900	$818	998%
Provision for income taxes for the year ended December 31, 2020 increased by $0.8 million, or 998%, as compared to the year ended December 31, 2019. The change in provision for income taxes was primarily due to an increase in foreign income tax.

Quarterly Results of Operations
The following table sets forth our unaudited quarterly consolidated results of operations data in dollars and as a percentage of revenue for each of the 11 quarters in the period ended September 30, 2021. These unaudited quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information reflects all normal recurring adjustments necessary for the fair statement of results of operations for these periods. The sum of quarterly periods percentages may not equal full-year percentages and percentages may not foot due to rounding. This information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results in any future period and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year.
Consolidated Statements of Operations Data

	Three Months Ended
	Mar. 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	June 30, 2021	Sept. 30, 2021
	(in thousands)
Revenue:
Subscription	$15,089	$16,313	$17,978	$19,227	$20,139	$22,493	$23,990	$26,752	$28,682	$32,250	$35,951
Professional services	1,621	2,013	2,074	2,318	1,929	1,921	2,334	2,637	2,508	2,829	2,694
Total revenue	16,710	18,326	20,052	21,545	22,068	24,414	26,324	29,389	31,190	35,079	38,645
Cost of revenue(1)(2):
Subscription	3,352	3,714	4,068	4,059	4,713	5,525	5,506	5,697	6,617	7,225	7,388
Professional services	1,901	1,918	2,060	1,979	2,041	1,908	1,990	2,187	2,085	2,038	2,124
Total cost of revenue	5,253	5,632	6,128	6,038	6,754	7,433	7,496	7,884	8,702	9,263	9,512
Gross profit	11,457	12,694	13,924	15,507	15,314	16,981	18,828	21,505	22,488	25,816	29,133
Operating expenses(1)(2):
Sales and marketing	7,575	8,569	9,617	11,495	13,354	13,567	15,672	17,144	18,593	20,535	23,384
Research and development	4,309	4,417	5,794	6,325	6,282	6,760	7,132	7,723	9,769	9,816	9,543
General and administrative	4,404	3,599	3,358	3,816	4,370	4,609	4,971	5,010	6,351	6,974	6,492
Total operating expenses	16,288	16,585	18,769	21,636	24,006	24,936	27,775	29,877	34,713	37,325	39,419
Loss from operations	(4,831)	(3,891)	(4,845)	(6,129)	(8,692)	(7,955)	(8,947)	(8,372)	(12,225)	(11,509)	(10,286)
Interest income, net	11	(5)	77	35	53	23	14	46	40	34	29
Other income (expense), net	—	—	10	83	39	52	71	585	(152)	(61)	896
Loss before provision for income taxes	(4,820)	(3,896)	(4,758)	(6,011)	(8,600)	(7,880)	(8,862)	(7,741)	(12,337)	(11,536)	(9,361)
Provision for income taxes	5	2	3	72	543	122	129	106	109	185	275
Net loss	$(4,825)	$(3,898)	$(4,761)	$(6,083)	$(9,143)	$(8,002)	$(8,991)	$(7,847)	$(12,446)	$(11,721)	$(9,636)
_______________
(1)Includes stock-based compensation expense as follows:

	Three Months Ended
	Mar. 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	June 30, 2021	Sept. 30, 2021
	(in thousands)
Cost of revenue:
Subscription	$23	$6	$17	$3	$3	$3	$4	$4	$8	$11	$11
Professional services	49	9	15	10	9	10	8	8	36	46	78
Operating expenses:
Sales and marketing	158	167	332	153	195	211	223	239	300	375	404
Research and development	105	52	580	53	67	89	91	99	161	222	237
General and administrative	393	680	247	209	252	334	343	355	403	570	2,057
Total stock-based compensation expense	$728	$914	$1,191	$428	$526	$647	$669	$705	$908	$1,224	$2,787

(2)Includes amortization expense as follows:

	Three Months Ended
	Mar. 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	June 30, 2021	Sept. 30, 2021
	(in thousands)
Cost of revenue:
Subscription	$11	$12	$11	$12	$21	$71	$73	$80	$162	$167	$163
Operating expenses:
Sales and marketing	—	—	—	—	7	45	46	47	48	49	47
Research and development	12	11	12	26	33	34	33	40	41	46	43
General and administrative	5	6	6	5	6	5	3	1	—	—	—
Total amortization expense	$28	$29	$29	$43	$67	$155	$155	$168	$251	$262	$253
Percentage of Revenue Data

	Three Months Ended
	Mar. 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	June 30, 2021	Sept. 30, 2021
	(as a percentage of revenue)
Revenue:
Subscription	90%	89%	90%	89%	91%	92%	91%	91%	92%	92%	93%
Professional services	10	11	10	11	9	8	9	9	8	8	7
Total revenue	100	100	100	100	100	100	100	100	100	100	100
Cost of revenue:
Subscription	20	20	20	19	21	23	21	19	21	21	19
Professional services	11	10	10	9	9	8	8	7	7	6	5
Total cost of revenue	31	31	31	28	31	30	28	27	28	26	25
Gross profit	69	69	69	72	69	70	72	73	72	74	75
Operating expenses:
Sales and marketing	45	47	48	53	61	56	60	58	60	59	61
Research and development	26	24	29	29	28	28	27	26	31	28	25
General and administrative	26	20	17	18	20	19	19	17	20	20	17
Total operating expenses	97	90	94	100	109	102	106	102	111	106	102
Loss from operations	(29)	(21)	(24)	(28)	(39)	(33)	(34)	(28)	(39)	(33)	(27)
Interest income, net	—	—	—	—	—	—	—	—	—	—	—
Other income, net	—	—	—	—	—	—	—	2	—	—	2
Loss before provision for income taxes	(29)	(21)	(24)	(28)	(39)	(32)	(34)	(26)	(40)	(33)	(24)
Provision for income taxes	—	—	—	—	2	—	—	—	—	1	1
Net loss	(29)%	(21)%	(24)%	(28)%	(41)%	(33)%	(34)%	(27)%	(40)%	(33)%	(25)%
Quarterly Trends
Revenue
Our revenue increased year-over-year and sequentially in each of the quarters presented primarily due to increases in the number of customers and increased sales to existing customers. Although we have not historically experienced significant seasonality with respect to our revenue throughout the year, we have seen seasonality in our sales cycle and our fourth quarter has historically been our strongest quarter. This seasonality may be reflected to a much lesser extent, and sometimes may not be immediately apparent, in our revenue, due to the fact that we recognize subscription revenue over the term of the applicable subscription agreement and a substantial portion of the subscription revenue that we report in each period is attributable to the recognition of remaining performance obligations relating to agreements that we entered into during previous periods. Increases or decreases in new or renewal billings in any one period may not be immediately reflected as subscription revenue for that period.
Cost of Revenue, Gross Profit and Gross Margin
On a quarterly basis, our cost of revenue increased year-over-year and generally increased sequentially in each of the quarters presented in relation to revenue growth. Our margins have been relatively consistent throughout the quarterly periods presented. Our gross margin may vary from period to period as our mix or cost of revenue fluctuates. Our gross margin on subscription revenue is significantly higher than our gross margin on professional services revenue. In addition, we may experience changes in our professional services gross margin due to a mismatch between when revenue is recognized and when related expenses are incurred. We expect our gross margin may vary from period to period and increase modestly in the long term.
Operating Expenses
Operating expenses have increased year-over-year and generally increased sequentially in each of the quarters presented primarily due to increased headcount and other related costs to support our business growth. We intend to continue to make investment in sales and marketing over the foreseeable future, primarily through increased headcount in our sales and marketing functions and investment in brand- and product-marketing efforts to drive future revenue growth. We also intend to continue to make investments in research and development as we focus on further developing our platform and infrastructure. Although we expect our sales and marketing expenses and research and development expenses will increase in absolute dollars in future periods and will vary from period to period as a percentage of revenue in the near term, we expect these expenses will decline as a percentage of revenue in the long term. We expect to increase the size of our general and administrative function to support the growth of our business. For the quarter ended September 30, 2021, our general and administrative expenses were positively impacted by a $2.1 million reversal of sales and use tax accruals, including related penalties and interest, upon acceptance into the voluntary disclosure agreement (VDA) process in certain jurisdictions. We may experience additional future reversals, depending upon the results of our currently on-going VDA process and pursuit of favorable rulings in certain jurisdictions. Following the closing of this offering, we expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance and reporting obligations of reporting companies and increased costs for insurance, investor relations expenses, and professional services. As a result, we expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future. Although we expect our general and administrative expenses will increase in absolute dollars in future periods and may vary from period to period as a percentage of revenue in the near term, we expect that general and administrative expenses will decline as a percentage of revenue in the long term. Additionally, upon the closing of this offering, our common stock will be publicly traded and our stock-based compensation for the future periods will be impacted by the fluctuations in the closing price of our common stock applicable to the date of grant. Our stock-based compensation expense in future periods will also be impacted by the expense associated with our 2021 ESPP, which became effective on the date of this prospectus. Following this offering, our future operating expenses, starting with the quarter in which this offering is completed and in the near-term, will include an increased amount of stock-based compensation expense relative to historical periods.
Quarterly Customer Data

	As of
	Mar. 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	June 30, 2021	Sept. 30, 2021
Total Number of Customers(1)	1,150	1,210	1,290	1,370	1,430	1,480	1,560	1,710	1,850	2,010	2,170
Number of Customers with At Least $100,000 of ARR	110	118	128	137	146	158	177	190	216	249	279
Net Dollar-based Retention Rate(2)					106%	110%	109%	114%	117%	117%	119%
____________
(1)Total customer count is rounded down to nearest 10 customers.
(2)Net dollar-based retention rate figures prior to 2020 are unavailable due to adoption of ASC 606 on a modified retrospective basis effective January 1, 2019.
Liquidity and Capital Resources
As of December 31, 2019, December 31, 2020 and September 30, 2021, our principal sources of liquidity were cash and cash equivalents of $21.8 million, $97.0 million and $64.9 million, respectively, which were held for working capital purposes. Our cash and cash equivalents primarily consist of cash deposited in money market or holding accounts with financial institutions.

Since our inception, we have financed our operations primarily through sales of convertible preferred stock and payments from our customers. During the year ended December 31, 2019, we issued 9,743,564 shares of Series E convertible preferred stock for an aggregate amount of $22.0 million. Also, during the year ended December 31, 2020, we issued 29,914,217 shares of Series F convertible preferred stock for an aggregate amount of $100.0 million. Additionally, as of September 30, 2021, we had a revolving line of credit to obtain up to $5.5 million in debt financing. As of December 31, 2019, December 31, 2020, and September 30, 2021, we had an outstanding balance of $2.5 million, $0 and $0, respectively, under our revolving line of credit. Our principal uses of cash in recent periods have been to fund our operations, invest in research and development, and to purchase investments.
We believe our existing cash and cash equivalents will be sufficient to meet our needs for at least the next 12 months. Our future capital requirements will depend on many factors including our revenue growth rate, subscription renewal activity, billing frequency, the timing and extent of spending to support further sales and marketing and research and development efforts, as well as expenses associated with our international expansion, including the timing and extent of additional capital expenditures to invest in existing and new office spaces. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products, services and technologies, and we may need to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The occurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event that additional financing is needed from outside sources, we may not be able to raise the necessary capital or raise capital on terms favorable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition could be materially and adversely affected.
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Net cash used in operating activities	$(8,672)	$(14,305)	$(12,662)	$(26,005)
Net cash used in investing activities	(1,437)	(9,769)	(9,132)	(2,105)
Net cash provided by (used in) financing activities	22,947	99,289	100,516	(3,969)
Operating Activities
Net cash used in operating activities of $8.7 million for the year ended December 31, 2019 was primarily due to net loss of $19.6 million, partially offset by noncash charges for amortization of deferred contract acquisition costs of $2.1 million, depreciation and amortization of $0.7 million, and stock-based compensation of $2.8 million. Changes in operating assets and liabilities increased cash flows from operations by $5.3 million primarily due to an increase in deferred revenue of $9.3 million from increases in subscriptions, an increase in accrued liabilities of $8.9 million, an increase in other liabilities of $0.2 million, and an increase in accounts payable of $0.7 million, partially offset by an increase in accounts receivable of $6.5 million due to increases in subscriptions, an increase in deferred contract acquisition costs of $6.9 million, and an increase in prepaid expenses and other current assets of $0.4 million.
Net cash used in operating activities of $14.3 million for the year ended December 31, 2020 was primarily due to net loss of $34.0 million, partially offset by noncash charges for amortization of deferred contract acquisition costs of $4.1 million, depreciation and amortization of $0.9 million, and stock-based compensation of $2.5 million. Changes in operating assets and liabilities increased cash flows from operations by $12.0 million primarily due to an increase in deferred revenue of $15.9 million from increases in subscriptions, an increase in accrued liabilities of $8.1 million, and an increase in other liabilities of $4.3 million, partially offset by an increase in accounts receivable of $5.1 million due to increases in subscriptions, an increase in deferred contract acquisition costs of $9.0 million, and an increase in prepaid expenses and other current assets of $2.1 million.
Net cash used in operating activities of $12.7 million for the nine months ended September 30, 2020 was primarily due to net loss of $26.1 million, partially offset by noncash charges for amortization of deferred contract acquisition costs of $2.8 million, depreciation and amortization of $0.6 million, and stock-based compensation of $1.8 million. Changes in operating assets and liabilities increased cash flows from operations by $8.0 million primarily due to an increase in deferred revenue of $6.7 million from increases in subscriptions, an increase in accrued liabilities of $6.4 million, a decrease in accounts receivable of $2.1 million due mainly to the timing of billing and collection of subscriptions and an increase in other liabilities of $2.1 million, partially offset by an increase in deferred contract acquisition costs of $5.7 million, and an increase in prepaid expenses and other assets of $3.0 million.
Net cash used in operating activities of $26.0 million for the nine months ended September 30, 2021 was primarily due to net loss of $33.8 million, partially offset by noncash charges for amortization of deferred contract acquisition costs of $4.8 million, depreciation and amortization of $1.2 million, and stock-based compensation of $4.9 million. Changes in operating assets and liabilities decreased cash flows from operations by $3.2 million primarily due to an increase in accounts receivable of $7.3 million due to increases in subscriptions, an increase in deferred contract acquisition costs of $9.0 million, an increase in prepaid expenses and other assets of $2.9 million, and a decrease in accounts payable and accrued liabilities of $0.5 million, partially offset by an increase in deferred revenue of $15.8 million from increases in subscriptions, and an increase in other liabilities of $0.6 million.
Investing Activities
Net cash used in investing activities of $1.4 million for the year ended December 31, 2019 was related to purchases of intangible assets of $1.0 million and capital expenditures of $0.5 million to support ongoing operations.
Net cash used in investing activities of $9.8 million for the year ended December 31, 2020 was related to an acquisition for $8.6 million and capital expenditures of $1.0 million to support ongoing operations.
Net cash used in investing activities of $9.1 million for the nine months ended September 30, 2020 was related to an acquisition for $8.6 million, capital expenditures of $0.4 million to support ongoing operations and an acquisition of intangible assets for $0.2 million.
Net cash used in investing activities of $2.1 million for the nine months ended September 30, 2021 was related to an acquisition of intangible assets for $0.2 million and capital expenditures of $2.0 million to support ongoing operations.
Financing Activities
Net cash provided by financing activities of $22.9 million for the year ended December 31, 2019 was primarily related to proceeds from the issuance of Series E convertible preferred stock of $21.9 million, net proceeds of $0.5 million from the drawdown and partial repayment on our revolving line of credit, and proceeds from the exercise of stock options of $1.1 million, partially offset by the repurchase of common stock of $0.5 million.
Net cash provided by financing activities of $99.3 million for the year ended December 31, 2020 was primarily related to proceeds from the issuance of Series F convertible preferred stock of $99.9 million, and the proceeds from the exercise of stock options of $1.9 million, partially offset by the repayment on our revolving line of credit of $2.5 million.
Net cash provided by financing activities of $100.5 million for the nine months ended September 30, 2020 was primarily related to proceeds from the issuance of Series F convertible preferred stock of $99.9 million and the proceeds from the exercise of stock options of $0.6 million.
Net cash used in financing activities of $4.0 million for the nine months ended September 30, 2021 was primarily related to payment of deferred offering costs of $4.0 million and payment of deferred purchase consideration of $1.8 million, partially offset by the proceeds from the exercise of stock options of $1.8 million.
Debt Obligations
In January 2018, we entered into a Loan and Security Agreement (LSA) with Western Alliance Bank (Western Alliance), which was subsequently amended and restated, and provided us the ability to borrow up to $15.0 million with the requirement that we must maintain unrestricted cash at Western Alliance in an amount equal to at least $15.0 million. Outstanding principal amounts on the revolving line of credit incurred interest on the daily outstanding balance at a per annum rate equal to the greater of 5.50% or prime rate, plus 0.25% (5.75% as of December 31, 2019 and 2020). The credit facility expired on April 12, 2021.
In June 2021, we entered into a Fifth Loan and Security Modification Agreement with Western Alliance, which provides us the ability to borrow up to $5.5 million under a revolving line of credit. The credit facility will mature on June 18, 2024 and will accrue interest at a per annum rate equal to the greater of 3.25% and the prime rate as reported in The Wall Street Journal or such other rate of interest publicly announced from time to time by Western Alliance as its prime rate (3.25% as of September 30, 2021). Pursuant to this agreement, we are required to maintain at all times unrestricted cash with Western Alliance in an amount equal to at least $5.5 million.
As of December 31, 2019, December 31, 2020, and September 30, 2021, we had an outstanding balance of $2.5 million, $0, and $0, respectively, pursuant to the LSA. We were in compliance with the LSA as of, and during the years ended December 31, 2019 and 2020, and as of and during the nine months ended September 30, 2021.
Commitments and Contractual Obligations
The following table summarizes our non-cancelable contractual obligations as of December 31, 2020 (in thousands):

		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$23,896	$5,401	$10,333	$8,162	$—
We lease our facilities under long-term operating leases, which will expire on varying dates through August 2025. The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Contractual obligations that we can cancel without a significant penalty are not included in the table above.
Off-Balance Sheet Arrangements
Through September 30, 2021, we did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.
Quantitative and Qualitative Disclosures About Market Risk
Foreign Currency and Exchange Risk
We are not currently subject to significant foreign currency exchange risk as our U.S. and international sales are predominantly denominated in U.S. dollars as the functional currency of our foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities are remeasured using foreign currency exchange rates at the end of the period, and non-monetary assets are remeasured based on historical exchange rates. Gains and losses due to foreign currency are the result of either the remeasurement of subsidiary balances or transactions denominated in currencies other than the foreign subsidiaries’ functional currency and are included in other income (expense), net in our statement of operations. Our results of current and future operations are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our historical consolidated financial statements for the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2020 and 2021. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Interest Rate Risk
We had cash and cash equivalents of $21.8 million, $97.0 million, and $64.9 million as of December 31, 2019, December 31, 2020, and September 30, 2021, respectively. Cash and cash equivalents primarily consist of cash deposited in money market or holding accounts with financial institutions that have an original maturity of three months or less. The cash and cash equivalents are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements.
We did not have any outstanding debt under our LSA as of September 30, 2021. The revolving line of credit accrues interest on the daily outstanding balance at a per annum rate equal to the greater of 3.25% and the prime rate as reported in The Wall Street Journal or such other rate of interest publicly announced from time to time by Western Alliance as its prime rate (3.25% at September 30, 2021) and will mature on June 18, 2024.
Critical Accounting Policies and Estimates
Critical accounting policies and estimates are those accounting policies and estimates that are both the most important to the portrayal of our net assets and results of operations and require the most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These estimates are developed based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Critical accounting estimates are accounting estimates where the nature of the estimates are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates on financial condition or operating performance is material.
The critical accounting estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.
Revenue Recognition
We adopted the requirements of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) on January 1, 2019. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, Topic 606 and Subtopic 340-40 are referred to as the “new standard.” We adopted the new standard utilizing the modified retrospective approach and applied the new standard to contracts that were not completed as of the adoption date, therefore all periods presented reflect the application of the New Standard. We evaluated contracts that were not complete as of January 1, 2019 as if they had been accounted for under Topic 606 from the contract inception. We recognized the cumulative effect of initially applying Topic 606 as an adjustment to retained earnings in the balance sheet as of January 1, 2019. The primary impact from adoption relates to the capitalization and amortization of certain incremental costs of obtaining customer contracts under Subtopic 340-40 of the new standard. Previously, such costs were expensed in the period the related customer contracts were obtained.
We derive our revenues from two sources: (1) subscription fees from customers accessing our platform, and from customers paying for additional support; and (2) professional services and training. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services, net of any taxes collected from customers (e.g., sales and other indirect taxes), which are subsequently remitted to government authorities.
We determine revenue recognition through the following steps:
•Identification of the contract, or contracts, with a customer;

•Identification of the performance obligations in the contract;
•Determination of the transaction price;
•Allocation of the transaction price to the performance obligations in the contract; and
•Recognition of revenue when, or as, we satisfy a performance obligation.
Subscription Revenue
Subscription revenue primarily consists of subscription fees from customer agreements to access our platform, as well as additional support services. Our customers do not have the ability to take possession of our software. We recognize revenue for subscription fees and additional support services on a straight-line basis over the term of the contract beginning on the date access to our platform is granted, as the underlying service is a stand-ready performance obligation. Customers may also purchase incremental capacity to our platform, which is an additional stand-ready performance obligation satisfied and recognized as revenue over the remaining term of the applicable subscription. We view our performance obligation as a series of distinct services as the underlying subscription service is made available to the customer on a continuous basis over the contracted period of time, and that are substantially the same and have the same pattern of transfer to the customer, in accordance with ASC 606-10-25-14(b). We have concluded that each distinct service is satisfied over time in accordance with ASC 606-10-25-27(a), specifically, given that the nature of our promise is not the actual delivery of a specified quantity of service but is rather providing a single service over a period of time. Customers who consume their committed usage will be invoiced for overages on a quarterly basis. We recognize the overage fees as variable consideration.
We typically invoice our customers annually. Payment terms generally require that customers pay within 30 days of invoice. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue. We apply the practical expedient in Topic 606 paragraph 10-32-18 and does not adjust the promised amount of consideration for the effects of a significant financing component for contracts that are one year or less, and none of our multi-year contracts contain a significant financing component.
Professional Services Revenue
Professional services revenue consists of professional services, such as delivering research studies, training services, and strategy workshops. We recognize revenue from service engagements that occur over a period of time on a proportional performance basis as labor hours are incurred.
Significant Judgments – Contracts with Multiple Performance Obligations
We regularly enter into contracts with customers that include promises to transfer multiple services. For arrangements with multiple services, we evaluate whether the individual services qualify as distinct performance obligations. In our assessment of whether a service is a distinct performance obligation, we determine whether the customer can benefit from the service on its own or with other readily available resources and whether the service is separately identifiable from other services in the contract. This evaluation requires us to assess the nature of each individual service offering and how the services are provided in the context of the contract, including whether the services are significantly integrated, highly interrelated, or significantly modify each other, which may require judgment based on the facts and circumstances of the contract.
Contracts that contain multiple performance obligations that are considered distinct require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price (SSP). The SSP is the price at which we would sell a promised good or service separately to a customer. In instances where we do not sell a product or service separately, establishing SSP requires significant judgment. We estimate the SSP by considering available information, prioritizing observable inputs such as historical sales, internally approved pricing guidelines and objectives, and the underlying cost of delivering the performance obligation.

Contract Balances
We receive payments from customers based on a billing schedule as established in our customer contracts. Accounts receivable are recorded when we contractually have the right to consideration.
Contract liabilities consist of deferred revenue and customer deposits. Deferred revenue represents billings under noncancellable contracts that have been invoiced in advance of revenue recognition and the balance is recognized as revenue when transfer of control to customers has occurred or services have been provided. Customer deposits consist of billings for anticipated revenue generating activities in advance of the start of the contractual term or for the portion of a contract term that is subject to cancellation and refund. Revenue is deferred when we have the right to invoice in advance of performance under a customer contract. The current portion of deferred revenue and customer deposits are recognized during the following 12-month period, provided the customers with cancellable contracts do not invoke their termination rights. As of December 31, 2019, December 31, 2020 and September 30, 2021, our contract liabilities were $45.7 million, $62.8 million and $79.6 million, respectively. The amount of revenue recognized during the years ended December 31, 2019 and 2020 that was included in contract liabilities at the beginning of each period was $33.0 million and $45.7 million, respectively. The amount of revenue recognized during the nine months ended September 30, 2020 and 2021 that was included in contract liabilities at the beginning of each period was $42.4 million and $57.5 million, respectively.
Remaining Performance Obligations
The terms of our subscription agreements are primarily annual and, to a lesser extent, multi-year. Our subscription agreements are generally noncancellable. Revenue allocated to remaining performance obligation represents noncancellable contracted revenue that has not yet been recognized and includes deferred revenue and unbilled amounts that will be recognized as revenue in future periods. Unbilled portions of the remaining performance obligation denominated in foreign currencies are revalued each period based on the period-end exchange rates. Cancellable contracted revenue, which includes customer deposits, is not considered a remaining performance obligation. Unbilled portions of the remaining performance obligation are subject to future economic risks including bankruptcies, regulatory changes, and other market factors. As of December 31, 2020 and September 30, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was $72.3 million and $97.0 million, respectively. As of December 31, 2020 and September 30, 2021, we expected to recognize the significant majority of our remaining performance obligations as revenue over the subsequent twelve months, and the remainder thereafter.
Costs Capitalized to Obtain Revenue Contracts
Prior to the adoption of Topic 606, costs associated with obtaining customer contracts were recorded as sales and marketing expenses in the period the related customer contract was signed. Subsequent to the adoption of Topic 606, we capitalize sales commissions and associated payroll taxes paid to internal sales personnel that are incremental costs resulting from obtaining a non-cancelable contract with a customer.
Sales commissions paid upon the initial acquisition of a customer contract are amortized on a straight-line basis over an estimated period of benefit of four years, which is typically greater than the contractual terms of the customer contract but reflects the estimated period of benefit. We estimate the period of benefit by taking into consideration the estimated customer life, and the technological life of our platform and related significant features. We have elected the practical expedient to expense renewal commissions in the period of booking if the period of amortization is one year or less, and we recognize renewal commissions over the contract term for renewal contracts greater than one year. Sales commissions on renewal contracts are not considered commensurate with sales commissions on new revenue contracts. Amortization of capitalized contract acquisition costs is included in sales and marketing expense in the consolidated statements of operations.
We periodically review these costs capitalized to obtain revenue contracts to determine whether events or changes in circumstances have occurred that could impact the recoverability of the asset. There were no impairment losses recorded during the years ended December 31, 2019 and 2020 and during the nine months ended September 30, 2020 and 2021.

Business Combination and Valuation of Goodwill and Other Acquired Intangible Assets
Upon acquiring a business, we measure acquired identifiable tangible and intangible assets, liabilities, and contingent liabilities at their fair values at the date of the acquisition. Goodwill is initially measured at the excess of the aggregate of the consideration transferred over the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date.
The estimation of fair value requires significant judgment and the use of assumptions by management, including estimating future cash flows, selecting discount rates, and selecting valuation methodologies. While we believe the assumptions and estimates we have made have been appropriate, they are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions and tax-related valuation allowances are initially established in connection with the business combination as of the acquisition date. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations.
Stock-Based Compensation
We recognize stock-based compensation related to all equity awards issued under our equity incentive plans, including options and restricted stock units (RSUs) granted to employees, directors, and non-employees using the fair value recognition and measurement provisions, in accordance with applicable accounting standards, which requires compensation expense for the grant-date fair value of stock-based awards to be recognized over the requisite service period. We account for forfeitures when they occur. We estimate the fair values of each stock option awarded on the date of grant using the Black-Scholes-Merton option pricing model utilizing the assumptions noted below. The expected term of the stock options is based on the average period the stock options are expected to remain outstanding, calculated as the midpoint of the vesting term and the contractual expiration period, as we did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The expected stock price volatility for our stock was determined by examining the historical volatilities of our industry peers as we did not have any trading history of our common stock.
The risk-free interest rate was calculated using the average of the published interest rates of U.S. Treasury zero-coupon issues with maturities that approximate the expected term. The dividend yield assumption is zero as we have no history of, nor plans of, dividend payments.
The assumptions used under the Black-Scholes-Merton option pricing model to calculate the estimated fair value of stock options granted to employees are as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
Fair value of common stock	$ 1.03 — $ 1.06	$ 1.24 — $ 3.26	$ 1.24	$ 3.88 — $ 17.04
Risk-free interest rate	1.65% — 2.37%	0.41% — 0.52%	0.41% — 0.52%	0.94% — 1.05%
Expected term (years)	4.86 — 6.07	5.09 — 6.07	5.09 — 6.04	5.73 — 6.08
Expected volatility	43.51% — 47.19%	50.43% — 56.40%	50.43% — 52.56%	54.04% — 56.82%
Expected dividend yield	None	None	None	None
Assumptions used in valuing non-employee stock options are generally consistent with those used for employee stock options. The total non-employee stock-based compensation is immaterial.
In September 2021, we granted RSUs which will vest based upon the satisfaction of both a service-based condition and a liquidity event-based condition. The service-based vesting condition for these awards is generally satisfied over four years. The liquidity event-based vesting condition is satisfied upon the occurrence of a qualifying event, which is generally defined as an underwritten initial public offering or a change in control transaction. The fair value of these RSUs is measured based on the fair value of our common stock on the grant date and will begin to be recognized as expense when both the required service-based vesting condition and the liquidity event-based vesting condition has been achieved using the accelerated attribution method. As of September 30, 2021, no qualifying event has occurred, so we have not recognized any stock-based compensation expense for these RSUs with liquidity event-based vesting condition.
We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimation process, which could materially impact our future stock-based compensation expense.
Common Stock Valuations
In the absence of a public trading market, the fair value of our common stock was determined by our board of directors, with input from management, taking into account our most recent valuations from a third-party valuation specialist. Our board of directors intended all stock options granted to have an exercise price per share not less than the per share fair value of our common stock on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Each fair value estimate was based on a variety of factors, which included the following:
•contemporaneous valuations performed at periodic intervals by unrelated third-party specialists;
•the liquidation preferences, rights, preferences, and privileges of our convertible preferred stock relative to the common stock;
•our actual operating and financial performance;
•current business conditions and projections;
•our stage of development;
•the likelihood and timing of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering, given prevailing market conditions;
•any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted stock options;
•the market performance of comparable publicly traded companies; and
•the U.S. and global capital market conditions.
In valuing our common stock at various dates in 2019, 2020, and 2021, our board of directors determined the equity value of our business, or enterprise value, using either the income approach or a combination of the market and income approaches with input from management. The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the company achieving these estimated cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial results to estimate the value of the subject company.
For valuations prior to September 30, 2020, the resulting equity value was then allocated to each class of stock using the Option Pricing Method (OPM). The OPM treats common stock and convertible preferred stock as call options on an equity value, with exercise prices based on the liquidation preference of our convertible preferred stock. The common stock is modeled as a call option with a claim on the equity value at an exercise price equal to the remaining value immediately after our convertible preferred stock is liquidated. For valuations as of and subsequent to September 30, 2020, we have used a hybrid method utilizing a combination of the OPM and the probability-weighted expected return method (PWERM), which includes a probability-weighted analysis of varying values for our common stock assuming possible future events for our company, including scenarios of a completing an initial public offering, completing an acquisition, and remaining a private company. Prior to September 30, 2020, we believed use of the OPM was appropriate because the range of possible future outcomes was difficult to predict and highly speculative. Under either methodology, after the equity value was determined and allocated to the various classes of shares, a discount for lack of marketability (DLOM), was applied to arrive at the fair value of common stock on a non-marketable basis. A DLOM is applied based on the theory that as an owner of a private company stock, the stockholder has limited information and opportunities to sell this stock. A market participant that would purchase this stock would recognize this risk and thereby require a higher rate of return, which would reduce the overall fair market value.
Our assessments of the fair value of common stock for grant dates were based in part on the current available financial and operational information and the common stock value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.
Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
Subsequent to June 30, 2021 and up to October 2021, we determined the fair value of our common stock in relation to stock-based compensation awards by a linear interpolation between a June 2021 third-party valuation and the midpoint of the preliminary pricing range of our initial public offering estimated by our board of directors in October 2021. Subsequent to October 2021, we determine the fair value of our common stock in relation to stock-based compensation awards by a linear interpolation between the midpoint of the latest preliminary price range estimated by our board of directors in November 2021 and the final price of our initial public offering. As a result of this approach and in connection with the vesting of existing RSUs with a liquidity event-based condition which will be recognized as expense when both the required service-based vesting condition and the liquidity event-based vesting condition has been achieved using the accelerated attribution method, we expect our stock-based compensation expense beginning the fourth quarter of 2021 to be higher than in recent periods.
Upon the closing of this offering, our common stock will be publicly traded and our board of directors will determine the fair value of each share of common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.
Based upon the initial public offering price of $14.00 per share, the aggregate intrinsic value of stock options outstanding as of September 30, 2021 was $299.0 million, of which $156.2 million related to vested stock options and $142.9 million related to unvested stock options. In addition, we granted options to purchase 203,450 shares of common stock and RSUs settleable for 48,127 shares of common stock subsequent to September 30, 2021.
JOBS Act Accounting Election
We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to avail ourselves of this exemption from new or revised accounting standards. Accordingly, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period.

Recent Accounting Pronouncements
See Note 1, Summary of Business and Significant Accounting Policies, to our consolidated financial statements included elsewhere in this prospectus for more information.

BUSINESS
Overview
Our mission is to empower every organization with the breakthrough perspectives they need to deliver truly exceptional customer experiences using human insight.
We have pioneered a video-first, enterprise-grade SaaS platform that enables organizations to see and hear the experiences of real people as they engage with products, designs, apps, processes, concepts, or brands. Our platform captures authentic, credible, and highly contextualized customer perspectives from targeted audiences who have opted in to share their thoughts, whether for digital, real-world, or omnichannel experiences. Using machine learning, our platform analyzes these perspectives and surfaces key moments of insight rapidly and at scale. This helps organizations to free up time and resources and make better customer experience decisions faster using the power of video to drive alignment and action.
As the world and consumer behavior change, companies are increasingly differentiating themselves based on their ability to deliver the best experiences for their customers. Organizations are spending billions of dollars to understand their customers through data. Despite all these investments, there is still a significant gap between an organization’s perception of its customer-centricity and its customers’ perceptions of their experiences. This divide, or “empathy gap,” has a direct impact on the end customer and often leads to poor customer experiences.
To deeply understand what it is actually like to be a customer, organizations need to continuously engage with, listen to, and observe their customers directly. Consumers are accustomed to sharing their thoughts and perspectives through video and online channels. Customer experience solutions must help organizations tap into the rise of this video-first culture to develop a closer connection with their customers and build a deeper understanding that is missing from the data trend lines, charts, and graphs that many organizations rely on today. By understanding customers and their perspectives better, organizations can create better customer experiences that stimulate growth, drive loyalty, and expand market share.
The power of the UserTesting Human Insight Platform is our ability to capture and analyze Customer Experience Narratives (CxNs). CxNs are digitally recorded video narratives from targeted, opt-in audiences from our unique UserTesting Contributor Network or an organization’s own network. These video-based recordings capture the perspectives and experiences of these audiences in narrative form. Our technology enables our contributors or customers of an organization to record their screen or actions on camera as they consider and engage with products, designs, processes, concepts, or brands. As a result, we capture a broad array of human signals needed to truly understand a human experience, including: intonation and tone of voice, facial expressions, body language, visuals, and actions (both digital and real world), all overlaid with a person’s thoughts spoken out loud as they go through an experience. This rich and immersive format enables organizations to see the experiences that they have designed, created, and delivered through their customers’ eyes.
Organizations use our platform to surface and manage human insight, collaborate with others, and share these insights among teams. Our sophisticated technology uses machine learning to analyze CxNs, enabling organizations to surface key moments of insight rapidly and at scale. We believe experience narratives are a more powerful catalyst than any data set for aligning teams and motivating people to act, and that developing a shared understanding of customers through human insight is mission critical for organizations to drive better decisions that create and deliver exceptional customer experiences.
Organizations derive value from our platform in many ways, across a variety of use cases and functional teams. Digital teams use our platform to improve their customers’ browsing and purchasing experience across channels. Product teams use our platform to vet new market opportunities and understand product-market-fit and customer needs, throughout the entire product creation process from concept to post-launch. Marketing teams leverage our platform to get reactions and diverse perspectives on their brand messaging, marketing campaigns, landing pages, product naming, and pricing to ensure that they resonate. Research and design teams run studies on our platform to understand changing customer behavior, test new designs and prototypes, and find usability concerns. And customer experience teams use our platform to better understand the full customer journey and customer expectations while interacting with different parts of the business. Beyond these use cases, many teams use our platform to benchmark their customer experiences against their competitors.
Our platform is architected to be video-first, easy-to-use, and quick to return insights (typically in less than a day and often within a few hours) – all on a secure, enterprise-grade, and highly scalable foundation. We have built sophisticated technology to capture video and other rich data streams from computers, tablets, and smartphones, for a range of experiences including web, mobile, real world, and omnichannel. We provide easy-to-use templates and a template builder that our customers use to define the set of questions they want to ask and tasks they want a person to do within an experience. We leverage our industry-leading, purpose-built network of contributors to provide organizations authentic, credible, and highly contextualized customer perspectives on those experiences. We have steadily built up our network of contributors over the past 14 years and have qualified over 600,000 contributors in that time. The quality of the UserTesting Contributor Network and speed with which our platform delivers results keeps teams on our platform engaged to run more experience tests and attracts new teams to the platform. Our platform handles four streams of data: screen or real world recordings through video; voice through audio; facial expressions through video; and digital interactions through clickstream data for digital properties. The volume and richness of these data sources, along with audience profile, question, and task data, enable us to develop several proprietary machine-learning models that we use for audience targeting and distribution, and for rapid analysis to surface key moments of insight from the perspectives we capture.
Our go-to-market model is based on a direct sales force that is optimized for the size and geography of a customer’s organization. We have also started investing in creating channel partnerships and relationships with resellers, distributors, and strategic partners to broaden our reach. Our platform provides significant value to our customers and our market leadership has been recognized by G2 – a leading software review organization – as the #1 player across the user research, software testing, and consumer video feedback categories. As of September 30, 2021, we had more than 2,100 customers, making up more than half of the world’s top 100 most valuable brands according to Forbes, and 279 customers with at least $100,000 of ARR. We also had nine customers with at least $1 million of ARR as of September 30, 2021. We are focused on using a land-and-expand strategy to continue to grow our existing customer base, evidenced by our 119% net dollar-based retention rate as of September 30, 2021.
The benefits we deliver to our customers have driven rapid growth in our revenue. For the years ended December 31, 2019 and 2020, our total revenue was $76.6 million and $102.2 million, respectively, representing annual revenue growth of 33%. For the nine months ended September 30, 2020 and 2021, our total revenue was $72.8 million and $104.9 million, respectively, representing period-over-period growth of 44%. We generated net losses of $19.6 million and $34.0 million for the years ended December 31, 2019 and 2020, respectively, and $26.1 million and $33.8 million for the nine months ended September 30, 2020 and 2021, respectively, as we continued to invest in our business and the large market opportunity.
Industry Background
The World is Changing; Customer Behavior is Changing; Companies Will Differentiate Through Customer Experiences
Organizations of all sizes, in every industry, and around the world, are either going through a digital transformation or are born digital. The challenges of building a business 20 years ago are not the same as today. Easy, powerful, and affordable technology has made it possible for anyone in the world to quickly create products and services and expand into new categories and geographies. Cloud computing, online storefronts, payment and shipping services, and customer support can now all be turned on with a click of a button. With the availability of so many off-the-shelf capabilities today, businesses are facing more competition and need to differentiate beyond features and functions.
Digital solutions and digitally transformed businesses are dramatically changing customer behavior. Today’s customers expect great experiences with the products, services, and brands that they engage with. And their expectations continue to rise as they compare experiences not just within the same category, but across all of the products, services, and brands that they consume and interact with. For example, when consumers purchase clothing online, they compare the ordering and store pick-up experience with the intuitive mobile ordering and fast store pick-up experience offered by their favorite coffee brand’s mobile app. Now more than ever, organizations face a competitive landscape that spans beyond the industry and geographical limitations that offline businesses faced.
Organizations Must Innovate Quickly in Order to Meet Heightened Customer Expectations
Continuous iteration as a way to drive innovation has become the norm across many teams in organizations, ranging from research and development and information technology teams to marketing and operations teams. New, agile business models require organizations to make more decisions, faster, and with limited time to get access to diverse customer perspectives. Advertising has gone from reaching a broadly defined set of customers using long running campaigns through TV, radio, and billboards, to reaching increasingly narrow and specialized audiences with additional content created on a daily basis for hundreds of digital channels, such as social networks, search engines, mobile apps, websites, and more. Product development has shifted from top-down, carefully planned release cycles every year or two to continuous releases on a daily or weekly basis. In this digitally transformed, fast-moving environment, organizations that can quickly gather authentic, credible, and highly contextualized customer perspectives and act on them will have a distinct competitive advantage and can better meet rapidly increasing customer expectations. In turn, they will drive superior revenue growth, customer loyalty, and market share expansion.
Organizations are Spending Billions to Understand Their Customers Through Data, But Still Fall Short of Customer Expectations
At least three multi-billion dollar industries have evolved over the past 20 years to help organizations rapidly collect data at scale to answer questions about customer experiences and expectations. Customer relationship management applications is estimated by IDC to be a $74.3 billion industry in 2021. We define customer relationship management applications as those which manage an enterprise’s relationship with their customers by compiling customer data and their activities between the customer and the enterprise. Product analytics solutions and mobile apps and web analytics solutions are estimated by MarketsandMarkets to be $9.6 billion and $8.0 billion, respectively, or a combined $17.6 billion industry in 2021. We define product analytics solutions and mobile apps and web analytics solutions to be those which collect large volumes of usage and click data suitable for developing an aggregate view of customer actions in a digital product or web property, such as trends about page views, clicks, and time spent on a website or app, in order to understand overall patterns and anomalies in customer behavior. Customer experience management solutions is estimated to be a $11.9 billion market in 2021 by Mordor Intelligence. We define customer experience management solutions to be those which provide application solutions for customer experience data collection and analysis.
Despite all these investments, there is still a significant gap between an organization’s perception of its customer-centricity and its customers’ perceptions of their experiences. According to Gartner, “90% of customer-facing employees said they understood the needs of customers, compared with only 72% of non-customer-facing employees.” These high levels of confidence suggest that employees would be able to cater to the expectations of customers. Yet, according to PwC, there’s a mismatch between customer expectations and how employees deliver: only 38% of U.S. consumers say the employees they interact with understand their needs; 46% of consumers outside the U.S. say the same. Overall, the study shows that 59% of all consumers feel companies have lost touch with the human element of customer experience. We believe that this divide, or “empathy gap,” has a direct impact on the end customer, leading to customer dissatisfaction and disconnects between customer needs and the experiences organizations deliver. Truly understanding customer needs and expectations helps organizations connect with their customers at an emotional level. According to Gallup, organizations that optimize emotional connections outperform rivals by more than 25% in terms of gross margin and 85% in terms of sales growth. According to Harvard Business Review, on a lifetime value basis, emotionally connected customers are more than twice as valuable as highly satisfied customers. These emotionally connected customers buy more products and services, visit more often, exhibit less price sensitivity, pay more attention to communications, follow advice, and recommend the organizations more. This highlights how critical a priority it is for organizations to reduce the empathy gap in order to deliver better experiences.

Organizations that Rely Only on Data are Missing Critical Customer Perspectives and Signals
Why do empathy gaps persist? We believe they persist because the individuals that design, build, and manage experiences rely overwhelmingly on data and charts as a proxy for what their customer is actually saying, thinking, and doing. These traditional, data-centric approaches collect indirect, historical data points about customers to inform decision-making, drive workflows, and trigger actions. Producing large volumes of data and aggregating a variety of customer interactions into impersonal graphs, charts, and trend lines often lead to more questions than answers. Conclusions based on data alone can also be inaccurate, biased, and incomplete, failing to adequately capture the full experience that the customer is going through.
“Human insight” requires a first-person understanding of customer perspectives, the kind of understanding that often compels organizations toward action, and data-centric approaches do not bring to life that level of understanding. When organizations only see their customers as a set of data points and charts and have limited time to directly spend with them, they miss the critical understanding they need to meet those customers’ needs, which creates empathy gaps. According to the 2020 PMF Product Management Trends and Benchmarks report, product managers spend 7% of their time interacting with customers. According to Harvard Business Review, CEOs only spend 3% on average with their customers. For example, a head of e-commerce may know, through all the data they capture, how frequently customers visit an online store or how many of them save items in the shopping cart. The organization may even spot a pattern of customers abandoning the cart and assigning a low NPS score. However, by actually watching and listening to customers as they go through their shopping cart process – listening to their perspectives, seeing points of confusion, or hearing moments of frustration – an organization can learn why people are abandoning carts or assigning a low NPS score. Without human insight, an organization’s ability to take decisive action and quickly improve the experience is limited.
Human Insight – Understanding Through Perspectives and Human Signals – is Necessary to Deliver Best-in-Class Experience and Drive Growth, Loyalty, and Market Share
Throughout history, people have related to and understood one another by making personal connections and learning through human stories, observations, and narratives. When we seek to understand, we take in a person’s perspectives and human signals – listening to someone speak, hearing their intonation and tone of voice, watching their facial expressions and body language, and observing them as they go through specific motions. Coaches do not train athletes just by analyzing post-game statistics. They must watch their athletes play, talk to them, and, as a result, develop a comprehensive emotional and cognitive understanding of their athletes’ needs and abilities. By understanding through first-person experiences and paying attention to human signals, coaches can more easily identify problems as they arise and are more motivated to deliver the coaching needed for their athletes to reach their full potential.
The same paradigm applies in the business world, whether watching customers walk through and narrate the experience of getting a quote online, booking a flight, reacting to a brand message, or ordering a product for pick-up. Organizations that enable their teams to see and hear their customers are able to close the empathy gap and better understand what it is actually like to be a customer. They are able to then create better experiences that stimulate customer growth, loyalty, and market share.
In this Digital Age, Sharing of Perspectives Through Video and Online Channels has Become Second Nature
Mass adoption of internet-enabled digital and mobile technologies has opened up our world. Smartphones and other devices have connected billions of people who increasingly find it second nature to record and share their experiences with one another. Consumers want to be heard and desire a more personal relationship with brands – sharing their ratings and reviews online through retail and review sites and posting their reactions and perspectives on video through TikTok, Facebook, and YouTube. Video has exploded in popularity because it is compelling, entertaining, a better format for learning, and a more persuasive format for sharing. The current age of video-first content has enabled us to strengthen our personal relationships without having to physically be together. Video technology allows us to continue listening, watching, and observing each other, even when physical distances separate us, leading to better understanding of people. In the same way, it is essential for organizations to listen to, watch, and observe their customers to understand their experiences. According to an October 2021 Harvard Business Review Analytic Services study commissioned by us, 86% of business respondents agree that they need to share customer experience insights more widely throughout their organizations. Customer experience solutions must tap into the power of video to capture and share customer perspectives and all the human signals necessary to provide the insight that organizations need, at scale.
Limitations of Other Approaches to Improving Customer Experience
Other approaches to understanding customer experience are not adequate to help organizations meet the expectations of their customers.
•Outsourced Agency Focus Groups and In-House Labs are Slow, Expensive, and Not Scalable. Organizations often utilize third-party agencies and manual “do it yourself” processes to run focus groups, conduct in-store intercepts, and test in usability labs. These approaches enable organizations to engage with, listen to, and observe their customers directly. However, they can take weeks or even months to complete, cost tens of thousands of dollars per study, and are limited in scope. They are reserved for a select few critical projects and cannot scale with today’s organizational needs. As the velocity of change increases, and product development and business models become more agile, these traditional methods cannot keep pace with today’s business environment.
•Behavioral Analytics Tools are Limited in Scope. Behavioral analytics tools collect large volumes of usage and click data suitable for developing an aggregate view of customer actions in a digital product or web property, such as trends about page views, clicks, and time spent on a website or app. Though they help teams understand overall patterns and anomalies in customer behavior, they are limited to charting the behavior being tracked within a digital asset. They cannot be used for non-digital workflows, for understanding perspectives on static images and messaging, or for understanding how customers engage with third-party products. Furthermore, because these solutions are limited to data collection, they miss the context and meaning needed to effectively guide teams to create better customer experiences.
•Surveys Do Not Bring to Life the Human Context of Customer Experience. Customer surveys aggregate data about customer sentiment and suffer from some of the same challenges as behavioral analytics tools in that they tend to turn customers into data and charts. Additionally, the quality of the data sets collected depends on the accuracy and completeness of their inputs. Survey fatigue is rising, with low response rates and biased answers becoming more pervasive. Furthermore, the lack of visibility into who is providing the, frequently anonymous, feedback makes it harder to know whether companies are hearing from their desired target audiences. As a result, decision-makers have limited context and meaning, which lowers their confidence to take decisive action for customer experiences. Most critically, surveys alone do not address the empathy gap – they do not enable teams to further explore to get the full range of context, meaning, and human signals needed to truly understand what customers are experiencing.
Organizations Need an Authentic, Credible, and Scalable Human Insight Platform
Delivering the kind of exceptional and differentiated customer experience that stimulates revenue growth, drives customer loyalty, and expands market share requires organizations to make decisions with human insight – and understand experiences from diverse customer perspectives. In order to achieve this in a rapidly changing, digital environment, organizations need a solution that can deliver the following capabilities:
•Capture authentic, credible, and highly contextualized video-first customer perspectives;
•Deliver customer perspectives at rapid speed and scale to support the quick iterative process of today’s organizations;
•Target and find the most relevant audience to provide their perspectives;
•Analyze and surface key moments of insight in an easy-to-understand and actionable form;
•Free up time and resources for organizations;

•Democratize access to customer perspectives – making it easy for anyone to make decisions based on human insight; and
•Provide an enterprise-grade solution with integrations into business operations and workflows.
The UserTesting Human Insight Platform
UserTesting is transforming how today’s organizations understand what it is actually like to be a customer and build exceptional experiences for their customers.
Overview
We have pioneered a video-first, enterprise-grade SaaS platform that enables organizations to see and hear the experiences of real people as they engage with products, designs, apps, processes, concepts, or brands. Our on-demand SaaS platform provides a unique and differentiated way to capture video-based customer perspectives and human signals with targeted audiences, whether for digital, real-world, or omnichannel experiences.
Our platform is powered by technology that enables organizations to capture authentic, credible, and highly contextualized video-based customer perspectives that we call Customer Experience Narratives (CxNs). CxNs are digitally recorded video narratives from targeted, opt-in audiences from our unique UserTesting Contributor Network or an organization’s own network. These video-based recordings capture the perspectives of these audiences in narrative form. Our technology enables our contributors or customers of an organization to record their screen or actions on camera as they consider and engage with products, designs, processes, concepts, or brands. As a result, we capture a broad array of human signals needed to truly understand a human experience, including: intonation and tone of voice, facial expressions, body language, visuals, and actions (both digital and real world), all overlaid with a person’s thoughts spoken out loud as they go through an experience. Through human insight, organizations can more deeply understand what it is like to be their customers, across a full customer journey or in any part of it, such as navigating a section of a website, or even as a customer interacts with a real-world product.

This first-person view of customer experiences through video-based narratives helps bring those designing, creating, and delivering experiences closer to their customers. The platform and our video-based narratives serve as a more powerful catalyst than any data set, aligning teams and motivating people to act. The core to delivering CxNs is our software technology that combines four streams of data – screen or real world recordings through video, voice through audio, facial expressions through video, and digital interactions through clickstream data for digital properties – combined with audience profile, question, and task data. This rich and immersive format enables organizations to see the experiences that they have designed, created, and delivered through their customers’ eyes.
Our platform enables organizations to quickly define and find their target audience on the platform – whether in our UserTesting Contributor Network, using their existing networks or database of contacts, or in any network they can reach with a hyperlink. The UserTesting Contributor Network is a global and diverse group of individuals who have qualified and opted-in to use our platform to provide their perspectives on different experiences. We have steadily built up our industry-leading, purpose-built network of contributors over the past 14 years, largely through organic growth. Our selectivity of contributors has allowed us to maintain a high-quality network of contributors who can provide the type of perspectives that our customers need. We generally compensate contributors on a per-test basis, with a fixed payment per CxN. In addition, we offer live interviews and pay participating contributors a fixed amount depending on the length of the interview. Organizations can use our platform to target any combination of audience characteristics, ranging from gender and age to what kind of car they drive or whether they live close to a particular business of interest. This ability to combine any series of questions and criteria helps narrow in on the desired audience for any given experience test.
The platform also offers powerful analytics and visualizations that are purpose-built on a machine learning platform for quickly getting to key moments of insight. The platform helps individuals, teams, and entire organizations create exceptional experiences based on human insight – driving alignment and action through a persuasive video-first format.
We believe that developing a shared understanding of customers through human insight is mission critical for organizations to drive better decisions that create and deliver exceptional customer experiences.

How Our Platform Works
Target Diverse Customer Perspectives
•It all starts with a question that an organization may have about an idea or experience. For example, an organization may want to understand first impressions of users of its new mobile app.
•Our platform makes it easy to understand how people respond to the idea or experience in four steps:
◦First, the organization selects the experience to be tested, either by uploading a digital file, linking to an app or web page, or providing instructions to take a real-world action;
◦Second, the organization sets up the questions to be asked and the tasks to be performed using our robust drag-and-drop test plan builder or using one of over 100+ pre-built templates;
◦Third, the organization selects whether to leverage the UserTesting Contributor Network to access the right audience, use a community or network of contacts from the organization’s database, or reach anyone using a hyperlink generated from our platform; and
◦Finally, if the organization uses the UserTesting Contributor Network, the platform can be used to define a target audience, using predefined and custom filters.
•As soon as an experience test is launched, the platform automatically finds several audience matches from the UserTesting Contributor Network, based on the defined criteria and begins to identify and fill the number of open spots in the test.
Generate CxNs
•Matched contributors log into our platform from their computer, tablet, or smartphone to complete the experience test, answer questions, and perform tasks, while they narrate their thoughts out loud.
◦Each experience is fully recorded and the platform generates a series of experience narratives representing the diverse perspectives of each contributor in a rich and immersive format. Through these video-based recordings, an organization can see screen activity, hear tone of voice while contributors speak their thoughts out loud, watch facial expressions, or have contributors turn on their camera to show what’s going on in the real world around them.
◦CxNs are delivered typically in less than a day and often within a few hours, enabling organizations to integrate human insight into their everyday operations.
•Each customer utilizes experience test results according to its own industry-, team- and issue-specific needs. Most of our customers collect a small number of CxNs, often less than ten, to understand an experience, but some customers may collect many more.
Discover & Share Human Insight
•From the application, organizations watch experience narratives using our embedded video player to find insights and immerse themselves within their customers’ world.
•While exploring these CxNs, individual users can quickly surface insights by reading through automatically generated transcripts, adding their own comments, tagging interesting sections of video, and creating clips, highlight reels, and insight summaries. The platform also automatically suggests tags using sentiment and intent analysis.
•Visualizations of CxN data and smart tags help individual users find the best videos to watch first and fast forward to the right spot in the video to drill into.

•Individual users from organizations can capture and share key moments and learnings in email or through various channels to help create a shared understanding across their organization.
Use Cases
Organizations use the UserTesting Human Insight Platform across many teams, such as digital, product, marketing, research and design, and customer experience teams.
•Digital Teams use the platform to improve the browsing and purchasing experience through e-commerce channels.
•Product Teams will often vet new market opportunities and understand product-market-fit and customer needs, throughout the entire product creation process from concept to post-launch.
•Marketing Teams leverage the platform to get reactions and diverse perspectives on their brand messaging, marketing campaigns, landing pages, product naming, and pricing to ensure that they resonate.
•Research and Design Teams will frequently run studies to understand changing customer behavior, test new designs and prototypes, and find usability concerns, moments of delight and frustration.
•Customer Experience Teams often use the platform to better understand the full customer journey and customer expectations while interacting with different parts of the business. For example, organizations will review the full omnichannel shopping experience, including buy online, pick up in store, and curbside fulfillment.

Many organizations also use our platform to gain critical competitive intelligence by watching different target audiences compare their offerings against those of their competitors. Below is an overview of current common use cases across teams:
As we see more teams and use cases emerge within an organization, we have observed our platform expand into customers’ HR, Customer Support, IT, Training, and Operations teams, although, to date, we have not derived material revenue from these emerging use cases. Such emerging use cases include the following:
Key Benefits of Our Platform
Capturing Authentic, Credible, and Highly Contextualized Video-first Customer Perspectives
We capture and collect highly contextualized video narratives of a customer experience. These narratives provide unique and rich foundational information for surfacing key moments of insight and enable the viewer to have a first-person understanding of the customer and the customer’s experience. Our CxN capture technology handles four streams of data from each video and multiple human signals, all combined with audience and test plan data. From this richer and more engaging format, which can be used for both digital and real world experiences, organizations receive authentic, credible, and highly contextualized perspectives and insights from their customers that provide the depth and context necessary to improve customer experience and differentiate their position from competitors.
Delivering Customer Perspectives at Rapid Speed and at Scale to Support the Quick Iterative Process of Today’s Organizations
Our platform enables organizations to collect diverse customer perspectives at the speed and scale necessary to keep pace with the iterative and rapid workflows of today’s business environment. Our software technology allows organizations to create and distribute experience tests to their desired audiences and get results typically in less than a day and often within a few hours. A product manager can launch an experience test in the morning, receive results, share insights, and make key decisions about the product before the end of the workday, enabling teams to integrate human insight into their everyday operations. Our platform has been built for scale. In 2020, we recorded 1.4 million CxNs and processed over 20 million minutes of video, highlighting how organizations can use our platform to learn from customers and get human insight on a regular, and often daily, basis.
Target and Find the Most Relevant Audience to Provide their Perspectives
Organizations can quickly define and find their target audience on the platform – whether utilizing the UserTesting Contributor Network, using their existing networks or database of contacts, or in any network they can reach with a hyperlink. Our platform enables finding a specific target audience using any combination of demographic and other custom filters, device type preferences, language requirements, and flexible screening questions. We also have a selective process for adding new contributors to our diverse and high-quality UserTesting Contributor Network. The selection process includes a practice test used to identify applicants that follow tasks and instructions well, meet audio quality criteria, and can narrate their thoughts out loud. Unlike other customer experience tools, where the customer may not be aware they are being tracked, contributors on our platform must first opt-in. Our approach gives organizations better certainty that they can quickly find their desired audience who will share high-quality and unique perspectives, and who want to participate and help shape better experiences.
Analyzing and Surfacing Key Moments of Insight in an Easy to Understand and Actionable Form
Our platform makes it easy for organizations to surface human insight from authentic, credible, and highly contextualized customer perspectives and share these insights across an organization to build a shared understanding of the customer experience and inspire action to rapidly innovate and build truly exceptional experiences. Our platform uses analytics and machine learning to detect customer intent and sentiment to quickly pinpoint moments that matter within these video-based recordings. At the same time, we deliver those moments of insight in a powerful and quickly consumable video clip format that better conveys the full set of important human signals that build a deeper understanding of the customer experience, driving stronger alignment and urgency to act.
Freeing Up Time and Resources for Organizations
Our platform saves our customers significant time that would have been spent in more manual processes such as test creation, recruiting participants, scheduling customer interviews, managing participant data, and reviewing interview videos to pinpoint the important moments of insight. Traditional outsourced focus groups or in-house labs usually take weeks or months to run a customer experience study, but our platform can deliver results and insights typically in less than a day and often within a few hours. A recent Forrester study, commissioned by UserTesting based on a composite of five UserTesting customers, found that our platform can save marketing teams, as an example, approximately 50% of their time previously spent testing marketing materials. We also deliver significant cost savings; Forrester estimated that our platform can save approximately 70% of the costs of traditional lab research, which enables organizations to continue investing in improving customer experiences. As organizations become more agile and need to make a greater number of decisions to deliver their services, our platform also saves them money by lowering the incremental costs to learn directly from diverse customer perspectives.

Democratizing Access to Customer Perspectives – Making It Easy for Anyone to Make Decisions Based on Human Insight
Our platform is easy to use, making it accessible to a broad range of business users beyond traditional market researchers, user experience researchers, and other experts. Customer experience is a matter of organization-wide strategic importance, and our pre-built templates based on research best practices, test-builder tools, and high-quality UserTesting Contributor Network, make it easy for anyone in an organization to reach their target audience and get a deeper understanding of their customers. Instead of relying on data or guessing, everyone should be able to get access to diverse customer perspectives so that they can make better customer experience decisions. After capturing these CxNs, our platform’s human insight management capabilities help distill and surface key moments of insight in readily consumable short clips that are easy for anyone to use and act upon.
Providing an Enterprise-Grade Platform with Integrations into Business Operations and Workflows
Our platform has been architected to support the needs of today’s enterprises, and includes state-of-the-art encryption and identity management capabilities to ensure the security and privacy of customer data. While our platform remains accessible to a broad set of users, we also offer extended features, such as approval flows, workspaces, and advanced targeting, for customer experience experts who need more comprehensive capabilities. Finally, we are continually growing our ecosystem, with integrations into common business applications, such as Adobe XD, Qualtrics, Slack, Jira, and Trello, and we are building out open APIs that promote seamless collaboration and sharing of insights.
Competitive Strengths
Market Leader in Video-first Customer Experience Solutions
We are a leading, at-scale provider of a video-first customer experience platform. Our strong enterprise base of over 2,100 customers as of September 30, 2021 includes more than half of the world’s top 100 most valuable brands according to Forbes, who use our platform to gain a first-person understanding of diverse customer perspectives so that they can make decisions based on real human insight. Our market leadership has been recognized by G2 – a leading software review organization – which has ranked us #1 across the user research, software testing, and consumer video feedback categories. The ability of our platform to deliver access to high-quality and specific audiences is, in our belief, a significant competitive advantage over other competitors. We complement existing behavioral analytics and customer experience management solutions, providing a deeper understanding of the customer that helps better contextualize and provide meaning to the data-heavy outputs of those other tools. Additionally, as a pioneer in the broader video-first customer experience industry, we offer leading customer support and have cultivated a vibrant UserTesting CommUnity and UserTesting University, each of which drive increased usage and add to the value customers receive from our platform.
Differentiated Approach to Capturing Video-first CxNs Integrating Multiple Streams of Data
Our technology captures perspectives from individuals who have opted in to having their screens, actions, voice, and face recorded as they consider and engage with products, designs, processes, concepts, or brands. Our platform handles four streams of data: screen or real world recordings through video; voice through audio; facial expressions through video; and digital interactions through clickstream data for digital properties – all combined with audience profile, question, and task data – to deliver a video-first CxN. Experience narratives bring to life a vivid first-person view of a customer experience that better conveys the human signals necessary to understand what it is actually like to be a customer. Our approach provides more useful insights than single data stream solutions, enabling organizations to make better customer experience decisions, faster.
Powerful Network Effects
We have steadily built up our industry-leading, purpose-built network of contributors over the past 14 years, which has enabled us to provide our customers access to high-quality and specifically targeted audiences at speed and scale. We have developed a strong reputation among contributors by providing significant opportunities to share their perspectives. Interest in qualifying to be part of our network remains strong, as highlighted by the fact that we regularly have more than 200,000 monthly visitors to our website’s application page for the UserTesting Contributor Network. The quality of our UserTesting Contributor Network and the speed with which our platform delivers results keep teams on our platform engaged and attracts new teams to the platform, fueling customer growth and adoption. In turn, as more teams use our platform to run more tests, we are able to better engage our existing contributors and attract new contributors to sign up and join the network. This growth helps the platform generate more data to leverage for machine learning, which helps customers get to insights quicker, fueling continuous growth and adoption. The combination of our platform, the integrated UserTesting Contributor Network, a selective qualification process, and the volume of CxNs and data created on a daily basis creates a flywheel effect that is highly scalable – giving us a distinct opportunity to grow our business.
Innovative Approach and Ease of Use
We have observed that the first time customers interact with our platform and watch an experience narrative, they intuitively understand its value over traditional methods for improving customer experience, which strengthens our brand and position as an innovative category leader. Our customers often tell us that they were not aware that such a quick and easy way existed to connect with their target audience, see experiences through their customer’s eyes, and get such rich and diverse perspectives. Our platform is designed to be accessible and easy to use by a broad range of people. We have automated many of the traditionally manual processes that organizations use to bring those designing, creating, and delivering experiences closer to their customers. Additionally, we have created features to speed up time to insight and value for our customers.
Vast Amount of Feature-rich Experience Narratives Ripe for Machine Learning Applications
Over the past decade, we have refined and optimized our approach for capturing CxNs to become a valuable, purpose-built data asset. In 2020 alone, we recorded more than 1.4 million CxNs, processing over 20 million minutes of video. Each CxN is feature rich with four distinct yet integrated data streams, and the platform also manages data from test plans and audience profiles connected with the experience narratives along with user and machine generated tags, notes, clips, and comments. This large volume of data that is high-quality, feature-dense, and context-rich enables us to train differentiated machine learning models that strengthen our ability to surface key moments of insight in experiences for our customers.
Our Market Opportunity
The increasing importance of customer experience has driven organizations to evaluate how they engage with customers and invest in technology solutions to improve their understanding of customer perspectives and needs. We believe that organizations around the world – regardless of industry, size, or target market – need a better solution to help them continuously engage with, listen to, and observe customers directly, to deeply understand what it is actually like to be a customer. In addition, we believe that, as the market for data-driven tools continues to increase, it will drive more demand for our platform as a way to quickly confirm and understand the data through human insight.
As organizations of all sizes across a wide range of geographies and industries continue to invest in and differentiate based on great customer experiences, we see significant market opportunity for our products. Our platform provides the human insight benefits of traditional Market Research combined with the speed and analytics of modern Customer Intelligence technology. IBISWorld estimates the Market Research industry, defined as companies that gather, record, tabulate, and present marketing and public opinion data, will reach $28 billion in total spend by 2024. Additionally, IDC estimates Customer Intelligence and Analytics, defined as applications that utilize advanced analytics and artificial intelligence (AI) to analyze and improve customer insights, interactions, and journeys, will reach $19 billion in total revenue by 2024. Together, this combined market opportunity represents approximately $47 billion.
Based on our internal data and analysis, we estimate the annual potential for our platform to be $41 billion. We calculate this estimate based on the total number of global companies using independent industry data from S&P Capital IQ (as of April 2021). We segment these companies into three cohorts based on the number of employees they have: companies that have 50-250 employees, companies that have 251-1,500 employees, and companies that have more than 1,500 employees. We then segment our customer base into cohorts based on the same methodology and calculate the average spend of each of the three cohorts. Finally, we multiply the number of companies in each cohort globally by the average spend for our products in the same cohort to arrive at our total market opportunity. We expect our estimated market opportunity will continue to expand as customers increase usage of our platform across their organizations.
We compete in large, well-defined markets within Customer Experience spending. We believe our platform offers compelling competitive differentiation with its transparent pricing, ease of use, speed of delivery, depth of customer insights, and tangible ROI. This competitive differentiation positions us to replace incumbent solutions as well as address new greenfield opportunities as our customers find value in using our Human Insight Platform.
Our Growth Strategies
Acquiring New Customers
We believe that understanding and improving customer experiences through human insight represents a broad and underpenetrated market opportunity. Our platform benefits from the increased strategic importance of customer experience in the accelerated digital transformation environment. We will continue to invest aggressively in sales and marketing to continue to acquire new customers, and our go-to-market model is built in a scalable way to support new customer growth of all sizes.
Expanding Within Existing Customers Across Core and New Functional Teams
As of September 30, 2021, we had more than 2,100 customers. We are focused on driving value, additional adoption, and growth within these customers using our land-and-expand model. We are seeing growing adoption by digital, product, marketing, research and design, and customer experience teams. We continue to focus on upselling our subscription plans to higher tiers for existing customers as their programs and needs become more sophisticated. Additionally, our platform’s use cases are continuing to expand, as customers continue to see value from human insight, which drives adoption across multiple teams. Our easy-to-use, pre-built templates are democratizing access to diverse customer perspectives and have broadened the range of teams with various levels of expertise that can benefit from our platform. Additionally, we believe our recently introduced flex-based subscription pricing option will simplify pricing for expansion and deliver a more cost-effective way for new users within an organization to use our platform, creating a significant opportunity for customer expansion.
Continuing to Grow Internationally
To further our international strategy and focus, we have sales offices in Edinburgh, Scotland covering the Europe, Middle East, and Africa (EMEA) region and Singapore covering the Asia-Pacific (APAC) region. During the nine months ended September 30, 2021, approximately 18% of revenue came from customers outside the United States. International revenue increased approximately 76% compared to the prior year period. We believe international expansion will be a key growth driver for our business.
Innovating and Expanding Our Platform
When we first launched in 2007, we offered self-service purchases directly through our website. The original focus on product-led growth helped drive brand awareness and product adoption, becoming a large source of pipeline as we expanded into enterprise selling. We believe there is a large opportunity to expand down market, offering lightweight, e-commerce friendly packages for individuals and small businesses. As we innovate and enhance our platform with product investments, we can appeal to an even broader set of users. Adding support for local languages and machine learning applications that further automate test creation, audience targeting, and insight discovery will help unlock this growth vector.
Deepening Our Network of Channel Partnerships
We are in the early phases of building out our UserTesting partners and reseller program. Our focus areas include working with agencies, systems integrators, and resellers. Agencies use our platform to run customer experience tests on behalf of their customers. Systems integrators integrate use of our platform with other software offerings. Resellers help broaden awareness of our platform and scale our go to market motion. All of these channels will enable us to achieve go-to-market leverage as we scale, supporting our continued growth.
Our Platform and Capabilities
The UserTesting Human Insight Platform offers organizations a unique and differentiated way to get access to a vivid first-person understanding of a customer’s experience and perspectives. The platform helps to systematically bring experience creators and decision makers closer to their customers as they build new products, services, apps, and brands that are changing the world.
The platform delivers these perspectives and experiences of real people through our video-first Customer Experience Narratives and helps to quickly surface key moments of human insight. Key components of the platform include:
•CxN Core;
•CxN Audience Management;
•Human Insight Management;
•Data and Machine Learning;
•Privacy, Security and Compliance; and
•APIs and Integrations.

CxN Core
The foundation of the platform is our CxN Core. The core is powered by three engines that help organizations create authentic, credible, and highly contextualized video-based customer perspectives from targeted opt-in audiences, called Customer Experience Narratives or CxNs:
Capture and Live Streaming Engine
This engine captures several human signals digitally using four rich data streams: screen or real world recordings through video, voice through audio, facial expressions through video, and digital interactions through clickstream data for digital properties. This technology can be used to capture any experience on a screen or any real-world interaction using the camera on a device. The live streaming engine can be used from a web browser, and we offer a suite of recording software that can be downloaded on web, mobile, desktop, or tablet devices.
Test Plan Engine
This module includes tools organizations use to create test plans – targeted questions they want to ask and tasks they want a person to do within an experience. Test plans are built by users from scratch using a robust drag-and-drop test plan builder or can be selected from the template gallery that includes over 100+ pre-built templates which can be customized.
Example templates include the following:
Distribution Engine
An important part of generating a CxN is the ability to reach the desired audiences and access diverse perspectives quickly. The distribution engine is powered by a set of algorithms that leverage machine learning to better find and match the right people within the UserTesting Contributor Network across five dimensions – chosen screening questions, demographics, device type, language, and custom filters. Teams can create and save their audience targeting criteria to be reused or used by other team members.
CxN Audience Management
CxN Audience Management helps organizations quickly define and find their target audience on the platform – whether in the UserTesting Contributor Network, a customer’s existing network or database of contacts (such as loyalty program members or frequent users), or in any network they can reach with a hyperlink.
Organizations that want to tap into their own network of contacts can use our platform to generate a direct link to an experience test, or they can import their contacts into a custom network on the platform and manage further segmentation, targeting, and incentive payments. Frequently, organizations using our platform want to leverage the UserTesting Contributor Network to get access to the right audience, find their own customers who are already contributors on the network, or tap into the perspectives of new audiences that they don’t currently have access to (which is helpful when finding product-market fit or entering new markets). Contributors on the platform deliberately opt-in and are motivated to provide high-quality, actionable feedback. We also have a selective process for adding new contributors to our diverse and high-quality UserTesting Contributor Network. The selection process includes a practice test used to identify applicants that follow tasks and instructions well, meet audio quality criteria, and can narrate their thoughts out loud. Our platform handles quality management and support for these contributors and returns CxNs typically in less than a day and often within a few hours. Our experience and expertise in combining technology with our integrated UserTesting Contributor Network and audience management capabilities give us the ability to offer human insight at scale.

sMcBrid
Vancouver, BC
Female, Married, Aged:
Income: $60-80K
Hobbies & Interests: gra
mom of two, marathon r
susan0717
115 Tests completed
Berlin, Germany
Female, Single, Aged: 20-30
Income: $40-50K
Hobbies & Interests: loves shopping, traveling, going to music concerts
bParker
56 Tests completed
Spain
ngle, Aged: 20-30
$30-50K
& Interests: Enjoy going to music
, playing soccer and buying sneakers

Our network

UserTesting Contributor Network

Customer Contact List
Loyalty member
since: 08/12/20
since: 05/27/20
Loyalty member
since: 03/19/20
Loyalty member
since: 12/03/19

A customer's existing network

Curbside Experience
client@example.com
Thanks for your order!
Please record your experience and share your perspective with us!
Send
New Message
Thanks for your order!
Please record your experience and share your perspective with us!

Any network they can reach with a link

Audiences and Profiles
CxN Audience Management manages audiences and their profiles across the UserTesting Contributor Network or in a customer’s existing network or database of contacts – collecting and maintaining audience demographic data and managing privacy, data security, and opt-in and opt-out status.
Engagement and Rewards
CxN Audience Management also handles engagement and incentives for individuals participating within the UserTesting Contributor Network or in a customer’s existing network or database of contacts. The platform manages notifications, incentive payments, and technical and operational support.
Human Insight Management
While finding and capturing diverse and highly relevant customer perspectives are important, being able to quickly surface key moments of insight are critical for building exceptional experiences. There are four main components of Human Insight Management that help organizations analyze CxNs generated through the platform, surface insights quickly, collaborate with teams, and share insights across an organization to inspire action and drive urgency.
Analytics and Visualizations
From our platform, a customer can open our video player and begin watching real people narrate their thoughts out loud while engaging with their products, designs, apps, processes, concepts, or brands – enabling organizations to see the experiences they deliver through the eyes of their customers. Our embedded video player includes features to speed up or slow down the video, toggle between the contributor’s face and screen recordings, and scroll through audio transcriptions. The platform also offers deep analysis capabilities, including metrics, transcripts, and reports.
Powerful visualizations help organizations quickly and intuitively analyze several CxNs and get to key moments of insight faster. A single interactive graph helps organizations understand how multiple people behave through an experience, what they have in common, and what differentiates them. With this graph, organizations can also layer in click maps and smart tags that identify intent and sentiment – giving them additional signals to quickly pinpoint moments that matter.
Depending upon the type of questions or tasks included in a test, our platform presents different types of analytics to customers. For example, for open-ended verbal prompts, our platform analyzes responses and presents results in a keyword visual. For multiple choice questions, it presents a bar chart summary of the responses tagged with associated clips that customers can select to watch related video responses. When reacting to a digital asset like a website, our platform records and identifies where our contributors clicked and scrolled, links customers directly to the point in the video where each interaction occurred, and provides a verbal response of the contributor associated with that interaction.
As an additional example, an experience test may ask several contributors to try and return a product on the website. Our visualization tools help viewers in an organization quickly identify how many contributors successfully find the ‘returns and refunds’ section of the site, which ones struggle, and which ones take the longest and shortest paths to get there. If the viewer is trying to quickly understand potential problem areas, they can use these powerful visualizations to browse through several videos in a matter of seconds and go directly to the points in the video where the contributors appear to get lost – speeding time to insight and action.
Intelligent Insights
Our platform helps organizations surface key moments within a CxN with tools such as comments, tags, insight summaries, and clip and highlight reel creation. We’ve also made this process more intelligent by using proprietary advanced machine learning algorithms that automatically detect intent and sentiment within an experience narrative – revealing these insights through automatically created highlight reels and smart tags.
Collaboration and Workspaces
Our platform offers several collaboration services to help larger and more distributed teams work together to capture experience narratives and discover and share insights. Teams can organize results in folders, invite others to workspaces, and manage workload and reviews with approval flows. Permissions and approval flows control who can create and launch experience tests, who must use pre-created templates, and which users need their work to be reviewed and approved first.
Sharing
From within the platform, users can share insights with colleagues and stakeholders to inform critical business decisions. Our video-based CxNs are a persuasive format to drive action and change. They can be shared either directly to an email address or through pre-built integrations with other collaboration solutions such as Slack, Jira, and Trello.

Data and Machine Learning
The foundation of our platform is built using a powerful data and machine learning layer. The platform stores all our audience data, test plan data, application data, and an extensive CxN dataset which includes 1.4 million CxNs run through the platform during 2020 alone. This data set is continually enriched and the many features across the platform built on top of these machine learning models, such as the intelligent insights, are continuously validated and corrected. These self-training models build continuous learning directly into the platform, making the platform itself more intelligent and better over time.
Privacy, Security, and Compliance
Organizations of all sizes are using the UserTesting Human Insight Platform to capture and analyze diverse customer perspectives and bring human insight into their decision making processes. To better support the complexities of larger organizations, we offer capabilities to help the platform better scale across thousands of users, become embedded within their business processes, and help them comply with applicable security, privacy, and compliance requirements. We take compliance with all applicable security and privacy requirements seriously and view it as a business advantage. We are currently SOC 2 Type II certified and GDPR and CCPA compliant. We also conduct quarterly accessibility audits to help ensure Web Content Accessibility Guidelines compliance.
API Platform and Integrations
Our ecosystem of partners and developers is continually growing and evolving. Using APIs, we can initiate a templatized test launch and extract results in the form of video clips. We use our APIs to build specific integrations to popular partner and third-party business apps, giving customers turn-key integrations that promote seamless test creation (e.g., through Adobe XD) and sharing of CxN clips (e.g., through tools like Slack, Jira, and Trello).
Our Subscription Plans
The UserTesting Human Insight Platform is available in three editions:
•Essentials Edition – includes the main components that an organization needs to get started with human insight, including access to the UserTesting Contributor Network and the ability to capture and analyze CxNs.
•Advanced Edition – includes everything in Essentials, adding access to more advanced features from the test plan engine, the option to generate CxNs from live 1:1 interviews with contributors from our network, and advanced data visualization and analytics capabilities.
•Ultimate Edition – our most comprehensive platform edition most often used by enterprise customers who have more sophisticated customer experience programs and needs for building human insight into their workflows. This edition includes everything in Advanced, plus expert experience test types, the ability to build and manage custom networks, and access to our most sophisticated machine-learning models that automatically highlight key moments of intent and sentiment within an experience narrative.

As teams and organizations see value in the platform and grow their programs and capabilities, they typically also grow their engagement with our platform by:
•Increasing their annual committed and on-demand usage;
•Adding more teams on the platform; and
•Moving up to higher platform tiers with greater functionality.
Our Technology
Our technology and infrastructure enable us to build and continuously innovate on our Human Insight Platform. We designed our platform to be video-first because we anticipated that it would be the most important and demanding of the available sources – the keystone to handling all of our anticipated data streams. Video requires expertise in encoding, decoding, multiplexing, and synchronization, and poses challenges related to bandwidth and network performance to a much higher degree than other forms of communication like voice, chat, and content sharing. Several years ago we started adding additional streams of data, such as the clickstream to complement video, enabling the platform to deliver a richer multiple stream format, the CxN.
Our experience with multiple streams and types of data is particularly important. Most other approaches to customer experience insight focus on a single source, such as facial expressions in video, sentiment in audio, and behavior in a clickstream. While these are all interesting in isolation, the combination is significantly more valuable than any one of them alone. Combining, analyzing, and managing them in the aggregate is how our technology platform enables our customers to gain deeper insight from a CxN than they get from other solutions. Our platform is cloud-native and provides customers with the reliability, scalability, and security they expect and need.
The Key Tenets of Our Technology Platform:
•General and Special Purpose Data Stores. Efficient data storage is fundamental to our ability to use the vast amounts of data we collect every day. We combine relational databases, NoSQL databases, file stores, and a graph database to optimize query speed, scalability, and reliability. To meet our customers’ need for local storage, we also store data across multiple availability zones and across regions.
•Data Access, Data Visualization, Video Processing, and Data Processing. We use highly scalable microservices to process video and data. REST and GraphQL APIs expose data in optimized formats as well as advanced algorithms implemented in the video and data processing layer, which includes live streaming of dual video channels, an audio channel, and bi-directional data channels from/to each connected endpoint.
•Machine Learning Model Development and Execution. We combine human analysis with machine learning (ML) enabled analysis to gain deep insights from CxNs. Our technology platform includes a fully integrated development environment to build, train, and deploy ML models, allowing us to rapidly innovate and bring new capabilities into the Human Insight Platform.
•CxN Capture Technology. Our capture technology works across many device types, using browser plugins, self-loading scripts, and apps as appropriate. This allows us to capture all aspects of a customer’s perspective and is optimized for web and mobile app experiences to enable a smooth CxN creation process. Depending on the use case, we can stream all data to our servers or we can record locally and later upload the recordings to our servers for further processing.
Proprietary Machine Learning Models
The volume and richness of our dataset has also enabled us to develop several proprietary machine learning models based on one or more of the CxN data sources, including:
•Natural Language Processing (NLP) based on transcribed CxN audio to identify positive and negative sentiment, identify reactions such as confusion, and finding questions and their answers in a CxN.
•Image-based Models to identify icons and to group path flows based on the layout of pages and screens, enabling deeper analysis of contributor interactions with webpages or application interfaces.
•Audio-based Models to rate the quality of a CxN based on volume, tone, inflection, and other factors.
•Demographic and Behavior-based Models based on contributors’ CxNs to maintain optimal level of engagement of our contributors.
•Multi-source Models to identify intent in a CxN and to recognize indicators of engagement within a CxN, including joy and excitement as well as frustration and disengagement.
The nature of the Human Insight Platform and how our customers use it is a unique source of training data for many of our machine learning models. Customers interact with CxNs in many ways, such as commenting, tagging, making clips, and rating CxNs. Each interaction helps label the data set, creating valuable training data on discrete elements within an experience narrative as well as overall quality. We can also leverage the multiple data sets within each CxN to further refine our ML algorithms by using the data sets to label each other. For instance, we use voice data to identify a contributor’s mood changes during a CxN, then use that information to train the clickstream algorithm to recognize how these mood changes reflect in cursor movements and clicks of the same CxN. The insights gained from our machine learning models encourage customers to engage with and expand usage of our Human Insight Platform, compounding growth in the volume of training data available to our models.
Organizations often harness the power of our ML models through our proprietary visualizations that make it easier for them to identify and focus on the most relevant sections of a CxN. For instance, our sentiment and intent ML models automatically generate tags that are used in our platform in combination with multiple CxN data streams to create a single visual output. The aggregated flow of many experience narratives can be explored in a single interactive graph that shows common and divergent experiences of a set of contributors completing the same set of tasks. Overlays of sentiment and intent analysis can then identify critical moments in each CxN where an organization may want to focus attention.

Our technology sets us apart from any alternative through our unique ability to control everything from capture through analysis to visualization. We have innovated on capture based on needs arising from analysis or visualization, and captured data has led us to innovations in analysis and visualization. While we can ingest video and audio from almost any source and analyze it, it is the unique CxN, multiple-stream format that enables us to do the deepest analysis and that enables the most powerful visualizations. The technology platform and the access to an ever-growing set of training data let us innovate and deliver value to our customers rapidly.
Our Customers
Our large and diversified customer base consists of over 2,100 customers as of September 30, 2021, spanning a wide variety of industry verticals, including technology, financial services, and retail. Our customers range from the largest global enterprises to mid-market companies to small businesses. As of September 30, 2021, we had 279 customers with more than $100,000 of ARR. We also had nine customers with at least $1 million of ARR as of September 30, 2021. During the nine months ended September 30, 2020 and 2021, 85% and 82%, respectively, of our revenue was generated from customers located in the United States. No single customer accounted for more than 10% of accounts receivable as of September 30, 2021. No single customer accounted for more than 10% of total revenue during the nine months ended September 30, 2020 or 2021.
Customer Case Studies
The customer examples below illustrate how customers from different industries benefit from our platform.
AAA Club Alliance
Founded in 1902, today, AAA is a federation of regional clubs with over 60 million members across North America. As part of that federation, AAA Club Alliance (ACA) serves members in 13 states, providing access to roadside assistance, car care, retail discounts, travel services, insurance, and many other services.
Situation
Like many organizations, ACA knew with precision what customers were doing on its website, but they were unsure why potential customers were not completing the membership sign-up process. The various tools at their disposal produced large quantities of data but little in the way of the insights they needed to understand how to improve their membership growth. ACA’s digital leadership selected us to better understand how to transform the existing sign-up and conversion process.
UserTesting Solution & Benefits
By leveraging our platform’s suite of features, ACA quickly learned that users were overwhelmed by the information on their member acquisition landing page. Unlike other companies’ offerings, our platform empowered ACA to identify the specific users they needed to learn from, extract rich qualitative data from the current and proposed experiences, then easily socialize insights across diverse stakeholder groups. Those insights helped ACA’s digital leadership build empathy for prospective member needs, while also aligning previously competitive business units, who sought to prioritize their part of membership’s broad value. Through comparison testing and highlight reels, ACA’s digital team was able to demonstrate the power of a focused and intentional narrative defined by a deep understanding of their users. Our platform enabled an iterative design process of exploration, validation, and optimization, which allowed ACA to deliver an experience that clearly and concisely conveyed the value of AAA Membership.
Results
ACA wanted to be certain of this new direction and launched a 50/50 split test against their legacy design. As a result of implementing the insights generated by our platform, ACA saw a 30% increase in conversions across all membership types, with a 55% lift in their premium membership product, driving a 39% lift in member acquisition revenue. When the conversion lift continued growing and reached 85% in the days leading up to Memorial Day, the unofficial start of the summer road trip season, the test was halted, and the new design was fully adopted, ushering in a critical period of membership growth.
Eager to improve business performance even more, ACA redesigned the second half of their join funnel, the sign-up and payment forms. Turning again to insights generated by our platform, ACA further enhanced their join funnel, leading to a total conversion lift of 40% over the legacy experience.
For ACA, these results shattered pervasive and persistent assumptions about the value of qualitative data, leading to a cultural shift for the organization and broader adoption of our platform. Emboldened by this success, ACA has embarked upon a redesign of their entire website, with human insights at the heart of that effort.
Microsoft
Microsoft Corporation is a multinational technology company headquartered in Redmond, Washington and one of the largest technology companies in the world.
Situation
In 2014, when Satya Nadella became Chief Executive Officer of Microsoft, he wanted the company to deeply understand changing customer needs in order to continue delivering products that customers love. Satya and his team recognized Microsoft’s culture had historically been more engineering-focused, and understood that customer experience can be a differentiator to win an evolving marketplace. So Microsoft looked for solutions that would empower its employees with deeper customer empathy and understanding to help drive more customer-centric decisions.
UserTesting Solution & Benefits
Microsoft has been a customer of ours since 2012, but after Mr. Nadella became Chief Executive Officer in 2014, Microsoft expanded its use of our platform to empower more employees to connect with all types of customers and gather human insights. Microsoft employees leveraged our drag-and-drop test plan builder to quickly formulate a set of questions and tasks that are typically complex and time consuming to perform without expertise in the area. Our platform targeted the audiences that Microsoft wanted to learn from and delivered CxNs capturing those audience perspectives as they engaged with Microsoft products and prototypes in their normal environments. Employees not only watched, listened, and learned directly from their prospects and customers by watching these CxNs, but they also shared video clips with their colleagues to create a common understanding of the customer experience. The insights from these interactions helped to explain and give context to why customers thought, felt, said, and did things the way they did. These human insights added a deeper, more immersive understanding of customers’ experience, enriching and improving data collection techniques already used by Microsoft. Our platform has become critical to Microsoft’s agile product development, marketing execution, and business decision making processes for Microsoft’s teams globally.
Based on this capability, where employees could ask any question to customers, and receive human insight the same day without having to recruit, schedule, or travel, Microsoft improved its go-to-market strategy and gradually shifted from a “know it all” to a “learn it all” culture.
Results
Since adopting our platform, Microsoft has achieved the following results:
•From January 1, 2018 to December 31, 2020, the average number of Microsoft monthly active users in our platform has grown by 600%.
•Over 40 teams currently leverage our platform to make rapid, customer-driven decisions, including the Applied AI, Azure, Bing, Business App Group, Cloud Design Studio, Edge, Hololens, Office, Windows & Devices, and Xbox teams.
•Microsoft has collected and analyzed thousands of CxNs to understand customers more holistically and identify immediate opportunities for action. The number of CxNs collected by teams at Microsoft has more than doubled from 2018 to 2020.
•CxNs have driven numerous changes and results ranging from improved websites, apps, and game experiences for Xbox, Office, Outlook, and Azure, to more successful hardware designs for Surface and PCs, to more effective marketing messages for Microsoft’s corporate brand teams.
•The Cloud Marketing team saved 50% of time spent on material creation for marketing teams by streamlining decision making and reducing rework cycles.
•Microsoft’s speed of innovation has increased with well-informed decisions with customer insight happening 5x faster.
Canva
Launched in 2013, Canva is a leading visual communications platform embraced by millions of people each month to design everything from presentations and social media graphics to posters, videos, websites, t-shirts, logos, and more.
Situation
A critical factor in Canva’s mission of empowering the world to design is the company’s intuitive user interface and product experience. As Canva rapidly grew and scaled to millions of people across the world, the marketing, engineering, and product teams wanted to ensure they were keeping user experience top of mind with every new product decision.
UserTesting Solution & Benefits
Canva selected our platform in its first year as a startup to identify an experience gap with the onboarding experience and test ways to change people’s beliefs that they did not have the talent, skills, or creative ability to design. Based on what they learned from those tests, the Canva team optimized their onboarding experience—paying particular attention to their users’ emotional journey. Since then, they have continuously integrated human insight from UserTesting into product development decisions. As they expanded use cases, they integrated our platform into additional teams across their company, rolling it out to the engineering, product design, product management, and marketing teams.

While many members of these teams did not have expertise in traditional customer research, our platform enabled these teams to connect with customers and collect feedback using our test plan templates, test plan builder, and predefined audience features. This enabled Canva teams—with or without customer research expertise—to quickly and easily access customer perspectives and learnings while enhancing Canva’s level of insight to inform key engineering, design, development, and marketing decisions.
Results
Improvements to Canva’s user experience played an important role in helping the company grow to more than 10 million users in just a few months after adopting UserTesting. Since subscribing to our platform, use across the Canva organization has grown significantly, with customer experience narratives increasing by over 500% in the past three years alone. Over the course of our partnership, Canva has gathered over 16,000 customer experience narratives. These provided Canva’s teams with valuable human insight that informed their product development, marketing, and business decisions as their company scaled. The insights gathered resulted in a redesigned customer onboarding experience, optimized design templates and UX, improved advertising campaigns, more profitable pricing models, and more.
The expansive use of our platform and its deep integration into Canva’s decision-making workflows have enabled Canva to achieve and maintain high customer satisfaction. Today, teams across Canva continue to use our platform as part of their daily workflows to collect customer/user feedback and insights for business decision-making.
T. Rowe Price
T. Rowe Price is an asset management firm focused on delivering global investment management excellence and retirement services that investors can rely on.
Situation
T. Rowe Price serves the financial and investing needs of many types of people. In order to understand experiences around its new customer acquisition and existing customer account management, T. Rowe Price needed to collect perspectives from a diverse range of customers and prospects. Like many financial institutions, finding an appropriate target audience for collecting high-quality feedback had been a challenging and time-consuming process for T. Rowe Price. So it set out to look for a way to reach the range of prospects and customers quickly and easily.
UserTesting Solution & Benefits
Since 2015, T. Rowe Price has used our platform to gather experience narratives from a variety of people. First, it used our platform to gather insights from existing customers by sending them a hyperlink generated by our platform. To expand its reach, T. Rowe Price used our platform to send experience tests to our contributors that matched target segments, including pre-retirees, early and advanced accumulators, high net worth individuals ($1 million+), and those with and without financial advisors.
Results
Using our platform, T. Rowe Price captured rich, video-based perspectives from over 13,000 current and prospective customers across a variety of customer experience touchpoints, including: new customer acquisition and existing customer account management (e.g., asset allocation dashboards and financial wellness assessments) across a variety of channels, including: mobile, app, and web. In a recent experience test, the T. Rowe Price team collected perspectives that they credited with helping to reduce a 37% drop-off rate in the new customer acquisition flow.
Tucows
Tucows is the world’s second largest domain wholesaler and a global leader in mobile technology services, fiber network access and other internet services.

Situation
In 2019, Tucows faced a growing barrier to attracting high caliber talent because it saw a disconnect between what it does and what was being portrayed on its website.
Tucows needed to determine how potential candidates felt about the current messaging and brand positioning on its website, and understand what was having a negative effect on their recruiting efforts. It also needed to quickly test and iterate a wide array of improvements to change those perceptions and transform Tucows’ careers page. Tucows’ goal was to make its website “the front door” to a progressive, successful tech company, and motivate the industry’s most talented prospects to line up and apply.
UserTesting Solution & Benefits
First, Tucows used our platform to understand how tech employees from other companies reacted to its existing website and brand. Watching CxNs generated from our platform, Tucows learned that its website was causing “rampant confusion” about who Tucows was and why someone would want to work there, and that as a result less than half of the tech employees who recorded CxNs would consider applying for a job at Tucows.
Armed with these eye-opening personal narratives from other tech employees, the Tucows team set out to change perceptions about their company through improved messaging and more effective digital experiences. Tucows knew that, to effectively rebrand its messaging, it was critical to use feedback from prospective employees to inform design and messaging decisions, and to rapidly iterate prototypes until they got it right.
Using our platform, Tucows tested over 60 prototypes in a small fraction of the time and cost it would have taken using traditional research methods. This allowed the company to rapidly iterate each new prototype based on insights collected from previous rounds to ensure their messaging and designs were pressure tested to resonate with the highest-caliber talent. For example, when internal teams could not agree whether the careers page should feature all of the benefits of working at Tucows—versus a shorter, more targeted list—human insights from UserTesting helped resolve the debate by showing real people narrate why the broader list would drive stronger interest and appeal to the widest audience. Tucows learned that being able to “find yourself” in that list meant higher relevance, which would translate to higher applicant conversions.
Results
In the first month after Tucows launched its new careers page and other parts of the website, the company immediately began to see an increase in high-caliber candidates who were more diverse and talented than they had previously seen. Tucows says the new website was “working overtime” and contributed to the company doubling the size of its workforce in just 18 months, including key roles that were previously challenging to fill quickly, if at all.
Tucows not only surpassed its hiring goals, follow-up UserTesting studies revealed that Tucows’ new website significantly outperformed the old one on brand perceptions too, where over 90% of people now said “Tucows is as good or better than my current employer” (up from 60%). Further, 90% of those people now aspired to work at Tucows (up from 50%). Tucows accomplished its strategic goal to attract higher caliber talent by rebranding its website with clearer, more effective messaging, and more compelling designs that reflected the true nature of Tucows’ innovative, progressive brand.
Philips
Royal Philips is a leading global technology company with 77,000 employees operating in over 100 countries, focused on improving people’s health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care.
Situation
In 2020, Philips Digital Marketing and E-commerce team (DMEC) was established to accelerate the direct relationship between Philips’ brand and its customers. In order to drive innovation and satisfy fast-evolving customer needs, the DMEC team needed a way to integrate consumer and customer insights using the “Agile” way of working. Specifically, Philips’ direct-to-consumer strategy for digital transformation required a new, more agile approach to collect, analyze, and act on consumer insights to drive action and align more closely with other teams.
UserTesting Solution & Benefits
At Philips, employees know that collaborating with other innovative and creative minds can bring ground-breaking innovation—including collaborating with partners who share Philips’ aim to improve lives through impactful solutions. That is why the DMEC team began using our platform. It proved to be an effective, easy to use, and scalable solution to help Philips meet an increasingly wide range of business challenges over time.
Within a single day, researchers, designers, product managers, marketers, and “growth hackers” at Philips are all now able to find specific target audiences, like expectant mothers and experienced health care professionals, to test concepts for early stage product-market fit, dive deep into understanding unmet consumer needs, gather real-world feedback for optimizing digital touchpoints, and more—without having to spend time and resources to travel, recruit, incentivize, or manage people for each project. With a large set of use cases, Philips established a scalable and agile process to ensure teams test early and often, turning it into a key part of Philips’ current global consumer-centric strategy.
Results
Since adopting this agile approach, Philips has scaled the solution across its teams and regions. This resulted in an increase in the diversity of human perspectives available from which employees can analyze to craft compelling narratives that drive action. Consumer feedback is not only higher quality but obtained in roughly 80% less time compared to traditional methods. With the majority of tests completed in under three hours, Philips gained the autonomy to test as needed, resulting in its overall test volume expanding from approximately two per month to one per day; a nearly 15X increase. As a result, costs are down because rework is down. Philips’ partnership with UserTesting has helped create a world-class, customer-first approach to agile innovation, risk mitigation, and sustainable growth.
HP Inc.
HP is among the world’s leading technology innovators serving both B2B and B2C customers. Widely regarded for starting “Silicon Valley,” the company’s portfolio today focuses on innovations in personal computers and printers, including 3D printing solutions.
Situation
When HP observed that key webpages were not converting visitors as well as anticipated and related customer satisfaction metrics were underperforming, they determined that their site needed a redesign. However, redesigning one of the world's most visible websites is a massive undertaking. Business units at HP Inc. span the globe—and stakeholders from each are constantly jockeying for website placement to drive traffic to their areas of the business. This created a significant challenge to create an improved global website navigation strategy while getting buy-in from multiple stakeholders.
UserTesting Solution & Benefits
HP used our platform to benchmark competitor sites with their own and then ran a series of additional UserTesting studies on customer needs for a holistic perspective that informed the Global Digital Customer Experience Innovation team's strategy. The UserTesting platform provided a deep understanding and sense of empathy for customer needs that allowed HP to define solutions that were more intuitive, effective, and enjoyable to use. The challenge, however, was to marry those solutions with the existing website architecture. They used our platform’s card sorting feature to get further customer input on how to prioritize and integrate the solutions. The human insights from our global network of contributors not only helped their team to build and test new prototypes on our platform, but craft a powerful narrative to align their diverse stakeholders as well. Additionally, the enterprise features permitted HP to manage data securely with built-in workspaces that allowed teams to organize their insights and collaborate with other teams to develop richer user experience narratives that drive action.
Results
The insights from UserTesting successfully aligned HP’s marketing, product, legal and web teams by creating genuine empathy for customers' experiences and pain points. Watching highlight videos from UserTesting let the broader organization, including executives, feel like they got to experience what their customers experienced. Within five months, the changes on HP.com resulted in a notable 3% increase in site conversions for millions of visitors, contributing to a 7% increase in revenue per visit and a 61% increase in customer satisfaction.
Research and Development
We invest substantial resources in research and development to enhance our platform, develop new features, and improve our infrastructure. We believe that our differentiated technology will help us to maintain our competitive advantage. Our research and development organization is responsible for the design, architecture, testing, and quality of our platform, and we focus our efforts on developing our core technologies and further enhancing the usability, functionality, reliability, performance, and flexibility of our platform. Research and development expenses were $20.8 million and $27.9 million for the years ended December 31, 2019 and 2020, respectively, and $20.2 million and $29.1 million for the nine months ended September 30, 2020 and 2021, respectively.
Professional Services
Our professional services team provides our customers with a broad range of services, including delivering research studies, training services, and strategy workshops, to help them realize the full benefits of the UserTesting platform. Our customers also have access to both on-demand and live educational courses through our online programs, enabling them to onboard anyone onto the UserTesting platform and quickly achieve an impactful level of subject matter expertise. Our service offerings range from hourly guidance projects to ongoing research and program management engagements, to meet the varying needs of our wide-ranging customer base.
Our Culture and Employees
UserTesting has a unique company culture that is a critical component to the success of our customers and ultimately the success of the business. Our core values represent our shared beliefs and show who we strive to be as a company. They are Get Better, Drive Results, Customers First, Be Kind and Keep it Simple (BRiCKS). Our values are what define and preserve our culture as we continue to build a great company – brick by brick.
As a company, we share many of the same traits as our customers who tend to be curious people who value empathy, human insight, diversity, experimentation, and iterative learning. We believe that there needs to be more empathy in business and in relationships with employees, customers, partners, and stakeholders. When people are exposed to different perspectives and can better understand their motivations – it is easier to solve problems, create new solutions, communicate in terms that resonate, and build trust with diverse audiences. This culture and our shared set of beliefs is key to attracting and retaining the best talent. We are proud that more than 30% of the team that was here a year earlier progressed to a new role, as measured monthly. This level of opportunity for career growth keeps our team highly satisfied with the environment we offer. In each of 2018, 2019, and 2020, we have won Best Place to Work awards based on employee sentiment from Fortune, Inc. magazine, the Atlanta Constitution Journal, and the San Francisco Business Times.
As of September 30, 2021, we had 705 employees, including 166 in research and development, 309 in sales and marketing, and 79 in general and administrative. We also engage contractors and consultants. None of our employees are represented by a labor union or are a party to a collective bargaining arrangement and we have not experienced any work stoppages. We consider our relations with our employees to be good. We work to identify, attract, and retain employees who are aligned with and will help us progress towards our mission, and we seek to provide competitive cash and equity compensation.

Commitment to Creating a Better World
We are committed to creating and supporting an inclusive environment that promotes and encourages diversity, belonging, wellness, and career development. This commitment extends to all aspects of our relationships with our team members, including in the hiring and promotion process, training, compensation, benefits, and career development.
Inclusion, Diversity, Equity, and Belonging
We seek employees who bring diverse backgrounds, perspectives, and experiences to our culture, and who reflect our diverse society. We plan to continue to pursue a location strategy and diversity sourcing team, along with a significant employee referral program that builds upon and encourages increased diversity. In the past, each of these has had a major impact on improving the make-up of our team.
We proudly track and report our key human capital metrics, including our workforce demographics, diversity data, and employee turnover and regularly share these figures with our board of directors. In 2020, we moved forward with our goal of achieving parity in representation for women on our worldwide team; we achieved 43% representation as of December 31, 2020. We have set a goal of having the percent of our U.S. workforce who identify as Black reach the percent of people in the United States who identify as Black.
We know there is still more that we need to do to cultivate our talented workforce and continue to foster their trust. We use a variety of channels to facilitate open and direct communication, including open forums with executives, employee experience surveys – some using the UserTesting platform to receive direct and candid feedback, and engagement through 10 employee resource groups, including the Women@, Black@, LGBTQIA@, Latinx@ and many others.
Commitment to Equal Pay
We conduct periodic third-party audits of team members’ salary to confirm that our pay-for-performance philosophy transcends race, gender, age, and other discriminatory factors. If an audit reveals any differences that cannot be explained by legitimate business factors for team members who hold similar positions, we address these issues directly. In our most recent audit, completed in 2020, we assessed our pay programs by working with external consultants to evaluate our U.S. and UK salaries. That assessment found that our top drivers of pay are what we believe are the right factors: job, location, and level.
Community Involvement
We drive social good through our commitment to corporate citizenship in the communities in which we operate. In 2021, we became a member of the Pledge 1% movement and are currently committed to donate volunteer hours and use of our platform to support underserved communities. We encourage our employees to volunteer their time to the community by providing eight hours of paid time off every quarter for volunteering activities, which translates into the ability of our team to donate thousands of volunteer hours a year. Additionally, in 2019 and 2020, we and our employees donated more than $80,000 in employee and corporate donations to these efforts.
Sustainability and Global Impact
As a technology company, we have implemented several initiatives relating to the sustainable use of resources, including implementing technological tools, encouraging our employees to recycle and compost when in office, offering reusable dishware and utensils, providing filtered water dispensers to discourage consumption of bottled water in most of our breakrooms, and disposing of old computers and other electronic equipment with an electronic waste vendor so that such equipment is responsibly recycled, repurposed, or donated. In addition, our internal sustainability resource group helps drive employee-led environmental sustainability efforts.
Business Ethics, Integrity, and Governance
From our board of directors to every team member, the work we do each day is guided by a robust commitment to our business ethics and integrity program. We encourage everyone to do the right thing. Integrity is embedded in our culture and something we promote from the top down and throughout our business. Through our Code of Business Conduct and Ethics and related policies, we promote responsible, safe, and transparent interactions between our employees, contributors, and customers.
Sales and Marketing
Our sales and marketing teams work closely together to help new customers discover, try, adopt, and expand usage of UserTesting over time. We include customer success, renewals management, and a single revenue operations and strategy team under the sales organization to align these efforts to best support our customers.
Sales
The sales organization is responsible for driving new customer opportunities and customer expansion and growth through cross-sell and up-sell opportunities. Our primary sales channel is through a direct sales force that is optimized for the size and geography of a customer’s organization from small to medium businesses to enterprise customers. The global sales team includes field sales representatives as well as efficient inside sales and sales development teams that are organized by customer employee count. Our channel team is building out relationships with resellers, distributors, and strategic partners which will continue to broaden our reach. We also have a team of solution consultants that help advise on best practices and methodologies to help organizations build experience testing into their business processes and realize the value of human insight. Our customer success and renewal organizations complement our sales teams by consulting with our customers to help grow adoption, realize the value and impact of our platform, drive subscription renewals, and expand to new users and use cases.
Marketing
The marketing organization is responsible for building awareness in the market, generating demand and preference for the brand, and creating experiences and programs to drive customer engagement, adoption, and customer advocacy. We believe the voice of the customer and our customers’ success is central to how we build our brand, and we are avid users of the UserTesting platform to bring the customer perspective into our messaging, programs, and experiences. We leverage strong inbound demand through our website to generate leads and use content marketing, search marketing, influencer marketing, and other techniques to increase traffic to our website. We have a small self-service footprint on the website today to drive leads and plan to further expand upon this in the future to help expand access to the product much earlier in the buying journey. To broaden our reach to new customers and geographies, we target potential users and buying decision makers across a wide variety of departments and functions and in organizations of all sizes and industries. We extend our reach through online advertising, over-the-top-TV (OTTV) and out of home advertising, virtual and in-person events, partner marketing, content syndication, and account-based marketing. The marketing organization also works closely with industry analysts to educate them on the benefits of human insight and the UserTesting platform and help define this market category. We hosted our first annual customer conference in 2019, The Human Insight Summit (THiS) and moved to a virtual Human Insight World (HiWorld) conference in 2020. We view our customer conferences as playing a key role in providing current and future customers and thought leaders in the industry with an understanding of our platform through interactions with peers, UserTesting University training and certifications, and by highlighting customer use cases and best practices.
Our Competition
The market for customer experience software solutions is large and rapidly evolving and covers many segments. We do not believe that any of our competitors currently offer a solution that competes with the full functionality of our Human Insight Platform. Our primary competition are manual internal processes that companies use to get customer feedback, which frequently involve using a variety of different tools that are not purpose-built for obtaining customer insight, including video conference call technology to enable conversations and productivity tools to manually capture insights from conversations and share with others in the organization. Certain features of our platform compete with existing products and services within the overall customer experience market. Providers of those products and services fall within the following categories:
•Online sentiment and survey companies, such as Qualtrics, Medallia, and SurveyMonkey;

•Product analytics companies, such as Pendo and Amplitude;
•Marketing analytics companies, such as Google Analytics;
•Point solution vendors offering usability research tools;
•Research services firms, such as Kantar; and
•Panel aggregators, such as Cint and Lucid.
Larger software vendors with substantial resources and smaller, early stage companies building on new technology platforms may also decide to enter our market by building or acquiring products that compete with our platform.
We believe the principal competitive factors in our market include the following:
•Speed in delivering quality results at scale;
•Customer experience, including ease of deployment and use;
•Expansion of use cases;
•Features, functionality, and quality;
•Brand awareness and reputation;
•Quality and depth of audience feedback;
•Privacy and security;
•Accessibility across multiple devices;
•Strength of sales and marketing efforts; and
•Pricing.
We believe we compete favorably across these factors. Our ability to remain competitive will largely depend on our ongoing performance in use case expansion and delivery of fast, high-quality insights. Moreover, because our market is new and rapidly developing, it is possible that new entrants, especially those with substantial resources, more efficient operating models, more rapid technology and content development cycles or lower marketing costs, could introduce new products and services that disrupt our market and better address the needs of our customers and potential customers. See “Risk Factors” for a more comprehensive description of risks related to competition.
Intellectual Property
The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of trademarks, trade secrets, know-how, copyrights, confidentiality procedures, contractual commitments, domain names, and other legal rights to establish and protect our intellectual property, and may rely on patents in the future. We generally enter into confidentiality agreements and invention or work product assignment agreements with our employees, consultants, and contractors to control access to, and clarify ownership of, our proprietary information.
As of September 30, 2021, we had six U.S. trademark registrations, two pending U.S. trademark applications, and seven foreign registrations. Additionally, we are the registered holder of a number of domain names, including www.usertesting.com.
Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology.
Our Facilities
We are headquartered in San Francisco, California, where we occupy approximately 45,000 square feet of office space pursuant to a lease that expires in August 2025. We maintain additional U.S. offices in Georgia and California and internationally in Oslo, Norway.
We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe that our current facilities are adequate to meet our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Legal Proceedings
We are not a party to any material pending legal proceedings. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business.

MANAGEMENT
Executive Officers and Directors
The following table provides information regarding our executive officers and directors as of September 30, 2021:

Name	Age	Position(s)
Executive Officers:
Andy MacMillan	44	President, Chief Executive Officer, and Chairman
Jon Pexton	50	Chief Financial Officer
Mona Sabet	54	Chief Corporate Strategy Officer
Kaj van de Loo	54	Chief Technology Officer
Michelle Huff	44	Chief Marketing Officer
David A. Satterwhite	58	Chief Revenue Officer
Matt Zelen	44	Chief Operating Officer

Directors:
Darrell Benatar*	59	Director and Co-Founder
Andrew Braccia(1)(3)	46	Director
Tatyana Mamut(3)	47	Director
Shannon Nash(1)(2)**	50	Director
Cynthia Russo(2)(3)	51	Director
Alexander Wong(1)(2)	55	Director
_________________
*Mr. Benatar is an employee of our company but is not an executive officer.
**    Lead independent director.
(1)Member of the nominating and governance committee.
(2)Member of the audit committee.
(3)Member of the compensation committee.
Executive Officers
Andrew (Andy) MacMillan has served as our President, Chief Executive Officer, and as a member of our board of directors since May 2018 and as our Chairman since February 2020. Prior to joining us, Mr. MacMillan served as the Chairman and Chief Executive Officer of Act-On Software, Inc., a marketing automation platform, from October 2015 to January 2018. From January 2012 to May 2015, Mr. MacMillan served in various positions, including Chief Operating Officer, Products and Senior Vice President and General Manager, Data.com, for salesforce.com, inc., a customer relationship management provider. From March 2007 to January 2012, Mr. MacMillan served as Vice President, Product Management at Oracle Corporation, an enterprise software and IT solutions provider. Mr. MacMillan also previously served as Vice President, Product Marketing at Stellent, Inc., a provider of enterprise content management software solutions, from March 2004 to February 2007. Mr. MacMillan holds a B.A. in Telecommunication from Michigan State University and an M.B.A. from the University of Edinburgh. We believe that Mr. MacMillan is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our President and Chief Executive Officer.
Jon Pexton has served as our Chief Financial Officer since April 2021. Prior to joining us, Mr. Pexton served as Chief Financial Officer of Workfront Inc., an enterprise work management software company, from March 2018 to March 2021. From December 2011 to September 2017, Mr. Pexton served as Chief Financial Officer of Progrexion Holdings, Inc., a financial technology holding company. From May 2008 to December 2011, Mr. Pexton served as Chief Financial Officer of Interbank FX, LLC, an online foreign exchange trading company. Mr. Pexton holds a B.A. in Accounting from the University of Utah.

Mona Sabet has served as our Chief Corporate Strategy Officer since May 2019. Mona Sabet is a technology business executive with over 25 years of experience in technology transactions, acquisitions, technology ecosystem, software business models, and corporate finance for small and large technology companies. Prior to joining us, Ms. Sabet was Managing Director of Tribal Advisors, a consulting and mergers & acquisitions advisory firm, from May 2016 to April 2019, where she advised early-stage tech companies on their growth and exit strategies. Prior to Tribal Advisors, Ms. Sabet served as Corporate Vice President, Business Development at Cadence Design Systems, Inc., a computational software company, where she led mergers and acquisitions, strategic transactions, and venture investments, delivering tens of millions of dollars in incremental revenue. She also led the definition of the company’s acquisition and partnership strategy, enabling Cadence to expand into adjacent growth markets. Ms. Sabet has also been an operator in two early-stage startups: Coverity, Inc. led the market in the automation of the identification of software vulnerabilities; Viblio, Inc. pioneered automated tagging of user generated videos using machine learning and computer vision. Ms. Sabet acts as a board member and an advisor to a number of technology startups and accelerators. In addition, Ms. Sabet has served as a member of the board of directors of Enterprise 4.0 Technology Acquisition Corp., a special purpose acquisition company, since October 2021. Ms. Sabet is also the founder and a member of HiPower, a group of leaders championing women who drive big changes. Ms. Sabet holds a B.A.Sc. in Engineering from the University of Toronto, a J.D. from Western University, and management certificates from Simon Fraser University and the University of California, Berkeley.
Kaj van de Loo has served as our Chief Technology Officer since April 2019. Prior to joining us, Mr. van de Loo served as the Chief Product Officer of ForeSee Results, Inc., a provider of Voice of Customer solutions, which was acquired by Verint Systems, Inc. in December 2018, from January 2016 to March 2019. From November 2012 to January 2016, Mr. van de Loo served as Vice President, Mobile Product Development at Oracle Corporation. From July 2011 to November 2012, Mr. van de Loo served as Vice President, Engineering at Clairmail, a provider of mobile banking solutions that was acquired by Monitise Plc in March 2012. From November 2008 to July 2011, Mr. van de Loo served as Senior Vice President, Technology Strategy at SAP Labs LLC, a subsidiary of SAP SE, an enterprise software company. Mr. van de Loo holds an M.Sc. in Engineering Physics from Uppsala University.
Michelle Huff has served as our Chief Marketing Officer since July 2018. She brings over 20 years of experience in the technology industry positioning companies and products and defining go-to-market strategies targeted at small businesses to the Global 2000. Prior to joining us, Ms. Huff served as the Chief Marketing Officer at Act-On Software, Inc. from September 2016 to January 2018. From October 2012 to September 2016, Ms. Huff held various positions, including Vice President of Product Marketing & Product Management and General Manager, Data.com, at salesforce.com, inc. Prior to that, Ms. Huff served at Oracle Corporation as Senior Director, Oracle WebCenter Product Management from February 2011 to September 2012 and as Product Management Director, Content Management from March 2007 to February 2011. Ms. Huff holds a B.A. in Business Administration, with a Certificate in International Studies in Business, from the University of Washington.
David A. Satterwhite has served as our Chief Revenue Officer since May 2018. Prior to joining us, Mr. Satterwhite served as the Chief Revenue Officer of Act-On Software, Inc. from January 2017 to February 2018. From June 2014 to December 2017, Mr. Satterwhite served as Chief Customer Officer and Vice President of Worldwide Sales and Customer Success at PubNub Inc., an infrastructure-as-a-service company. Mr. Satterwhite holds a B.A. in History from the University of California, Berkeley.
Matt Zelen has served as our Chief Operating Officer since January 2020. Mr. Zelen previously served as the Chief Operating Officer at AppZen, Inc., an artificial intelligence program for finance teams, from April 2018 to January 2020. From October 2015 to April 2018, Mr. Zelen served as Chief Customer Officer at Act-On Software, Inc. From October 2012 to June 2015, Mr. Zelen served as Vice President, Customer Success at salesforce.com, inc. From July 2008 to September 2012, Mr. Zelen served as Vice President, Managed Services at TEAM Informatics, Inc., a global enterprise solutions and technology company. Mr. Zelen holds a B.A. in Natural Sciences from Saint John’s University and an M.B.A. from Argosy University, Twin Cities.
Directors
Darrell Benatar is one of our co-founders and has served as a member of our board of directors since our inception in June 2007. Mr. Benatar also served as our Chief Executive Officer from June 2007 to May 2018. Before our founding, Mr. Benatar served as the Chief Executive Officer of Surprise.com, Incorporated, an employee engagement and rewards software platform company, from June 1998 to January 2008. Mr. Benatar holds a B.S. in Business Administration from the Haas School of Business at the University of California, Berkeley. We believe that Mr. Benatar is qualified to serve as a member of our board of directors because of the historical knowledge, operational expertise, leadership, and continuity that he brings to our board of directors as our co-founder and former Chief Executive Officer.
Andrew Braccia has served as a member of our board of directors since July 2016. Mr. Braccia has served as a Partner at Accel, a venture capital firm, since April 2007. From 1998 to 2007, Mr. Braccia was Vice President of Yahoo! Search at Yahoo! Inc., a web services company. Mr. Braccia has served as a member of the board of directors of Squarespace, Inc., an online design platform, since July 2010, and he served as a member of the board of directors of Slack Technologies, Inc., a communications platform, from March 2010 to July 2021. Mr. Braccia also serves as a member of the board of directors of several private technology companies. Mr. Braccia holds a B.S. in Business Administration from the University of Arizona. We believe that Mr. Braccia is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and as a current and former director of many companies, and his knowledge of the industry in which we operate.
Tatyana Mamut has served as a member of our board of directors since June 2020. Ms. Mamut is currently SVP of New Products at Pendo.io Inc., a technology platform company for product adoption and analytics, and served as the Head of Product of Nextdoor, Inc., a social networking company, from April 2019 to November 2020. Ms. Mamut has served as a strategic advisor at TMamut Advisors, advising companies on product strategy and product culture, since March 2018. She has been an Executive Advisor for Riverwood Capital since May 2021. From November 2018 to April 2021, she was a Fellow at Sapphire Ventures, LLC, a venture capital firm. Prior to that, Ms. Mamut served as the Director of Product Management and Front-End Engineering at Amazon Web Services, a cloud computing provider and subsidiary of Amazon, Inc., from November 2016 to March 2018. From May 2014 to October 2016, Ms. Mamut served in a variety of senior positions at salesforce.com, inc. From February 2007 to May 2014, Ms. Mamut served in a variety of senior positions at IDEO LP, a design and consulting firm. Ms. Mamut is also an advisor to several organizations and nonprofits. Ms. Mamut holds a B.A. in Economics from Amherst College and a Ph.D. in Social-Cultural Anthropology from the University of California, Berkeley. We believe that Ms. Mamut is qualified to serve as a member of our board of directors because of her extensive leadership and business experience with technology companies.
Shannon Nash has served as a member of our board of directors since February 2021 and has served as our lead independent director since October 2021. Ms. Nash has served as the Chief Financial Officer of Reputation.com, Inc., a customer feedback management platform, since April 2021 and previously served as the Chief Accounting Officer from August 2020 to March 2021. Before joining Reputation.com, Ms. Nash served as Chief Financial Officer at The Inside Source, Inc., a global furniture dealer and workplace innovation company, from June 2017 to March 2020. Prior to her role at Inside Source, she served as Vice President of Finance and H.R. at Cumulus Media, Inc., a radio station operator, from June 2016 to June 2017. Ms. Nash holds a B.S. in Accounting from the University of Virginia McIntire School of Commerce, a J.D. from the University of Virginia School of Law, and is a licensed Certified Public Accountant and Attorney. We believe that Ms. Nash is qualified to serve as a member of our board of directors because of her extensive leadership and business experience with technology companies.
Cynthia Russo has served as a member of our board of directors since February 2021. From September 2015 to September 2018, Ms. Russo served as the Executive Vice President and Chief Financial Officer of Cvent, Inc., a cloud-based enterprise event management platform provider. Prior to that, Ms. Russo served in a variety of senior financial roles of increasing responsibility at MICROS Systems, Inc., an enterprise information system software, including as Executive Vice President and Chief Financial Officer from April 2010 until MICROS Systems’ acquisition by Oracle Corporation in September 2014. Ms. Russo has served as a director of Verifone Systems Inc., a world leader in payment and commerce solutions, since February 2021, a director of Verra Mobility Corporation, a provider of smart mobility technology solutions and services, since June 2019, and a director of PAR Technology Corporation, a provider of point-of-sale software, since May 2015. Ms. Russo is a Certified Public Accountant and Certified Internal Auditor. Ms. Russo holds a B.A. in Business Administration from James Madison University. We believe that Ms. Russo is qualified to serve as a member of our board of directors because of her financial accounting expertise, risk management, and organizational management proficiencies.

Alexander Wong has served as a member of our board of directors since January 2016. Dr. Wong has served as the Managing Director of Topiary Capital, a venture capital firm, since May 2020. From 2005 to October 2020, Dr. Wong served as Managing Director and Head of Venture Capital at the D. E. Shaw Group, a global investment and technology development firm. Prior to that, he served as Partner at Apax Partners and Managing Director at Intel Capital. Dr. Wong also currently serves on the boards of directors of several privately held companies. Dr. Wong holds a B.S. in Computer Engineering from the University of Illinois at Urbana-Champaign and an M.S. and a Ph.D. in Electrical Engineering from the University of California, Berkeley. We believe that Dr. Wong is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry, his knowledge of technology companies and his deep understanding of our business and operations as one of our early investors.
Corporate Governance
Appointment of Officers
Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships between any of our directors or executive officers.
Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our President and Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of seven members. Pursuant to our restated certificate of incorporation as in effect prior to the completion of this offering and our amended and restated voting agreement, Darrell Benatar, Andrew Braccia, Andy MacMillan, Tatyana Mamut, Shannon Nash, Cynthia Russo, and Alexander Wong have been designated to serve as members of our board of directors. Pursuant to our amended and restated certificate of incorporation and amended and restated voting agreement, Messrs. Benatar and MacMillan were elected by the holders of our common stock, voting together as a single class; Mses. Mamut, Nash, and Russo were each elected by the holders of our convertible preferred stock and common stock, voting together as a single class on an as-converted basis; Mr. Braccia was elected by the holders of our Series C convertible preferred stock; and Dr. Wong was elected by the holders of our Series A and Series A-1 convertible preferred stock, voting together as a single class on an as-converted basis.
The amended and restated voting agreement and the provisions of our amended and restated certificate of incorporation by which all of our current directors were elected will terminate, and, following this offering, no contractual obligations regarding the election of our directors will remain. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.
Classified Board of Directors
Upon the completion of this offering, our board of directors will consist of seven members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:
•the Class I directors will be Messrs. MacMillan and Braccia and Ms. Russo, and their terms will expire at the first annual meeting of stockholders to be held after the completion of this offering;

•the Class II directors will be Messrs. Benatar and Wong, and their terms will expire at the second annual meeting of stockholders to be held after the completion of this offering; and
•the Class III directors will be Mses. Mamut and Nash, and their terms will expire at the third annual meeting of stockholders to be held after the completion of this offering.
Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our restated certificate of incorporation and restated bylaws to be in effect upon the completion of this offering will authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See “Description of Capital Stock—Anti-Takeover Provisions” for additional information.
Director Independence
In connection with this offering, we have been approved to list our common stock on the NYSE. Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors within a specified period after the completion of this offering. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. Under the rules of the NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering.
Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Messrs. Braccia and Wong and Mses. Mamut, Nash, and Russo are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE. In making these determinations, our board of directors reviewed and discussed information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our common stock by each independent director and the transactions involving them described in “Certain Relationships and Related Party Transactions.”
Lead Independent Director
Our board of directors has adopted corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director. Our board of directors has appointed Ms. Nash to serve as our lead independent director. As lead independent director, Ms. Nash will preside over periodic meetings of our independent directors, serve as a liaison between the chairperson of our board of directors and the independent directors, and management and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors
Our board of directors has an audit committee, a compensation committee, and a nominating and governance committee, each of which, pursuant to its respective charter, will have the composition and responsibilities described below upon the completion of this offering. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit Committee
Our audit committee is composed of Mses. Russo and Nash and Mr. Wong. Ms. Russo is the chair of our audit committee. The members of our audit committee meet the independence requirements under NYSE and SEC rules. Each member of our audit committee is financially literate. In addition, our board of directors has determined that each of Mses. Nash and Russo is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not, however, impose on him or her any supplemental duties, obligations, or liabilities beyond those that are generally applicable to the other members of our audit committee and board of directors. Our audit committee’s principal functions are to assist our board of directors in its oversight of:
•selecting a firm to serve as our independent registered public accounting firm to audit our financial statements;
•ensuring the independence of the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;
•establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
•considering the adequacy of our internal controls and internal audit function;
•reviewing related-party transactions that are material or otherwise implicate disclosure requirements; and
•pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.
Compensation Committee
Our compensation committee is composed of Mr. Braccia and Mses. Mamut and Russo. Ms. Mamut is the chair of our compensation committee. The members of our compensation committee meet the independence requirements under NYSE and SEC rules. Each member of this committee is also a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. Our compensation committee is responsible for, among other things:
•approving the retention of compensation consultants and outside service providers and advisors;
•reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;
•reviewing and recommending to our board of directors the compensation of our independent directors;
•reviewing and recommending to our board of directors the terms of any compensatory agreements with our executive officers;
•administering our stock and equity incentive plans;
•reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•establishing our overall compensation philosophy.
Nominating and Governance Committee
Our nominating and governance committee is composed of Messrs. Braccia and Wong and Ms. Nash. Ms. Nash is the chair of our nominating and governance committee. The members of our nominating and governance committee meet the independence requirements under NYSE and SEC rules. Our nominating and governance committee’s principal functions include:
•identifying and recommending candidates for membership on our board of directors;
•recommending directors to serve on board committees;
•reviewing and recommending to our board of directors any changes to our corporate governance guidelines;
•reviewing proposed waivers of the conduct for directors and executive officers;
•oversee any program relating to corporate responsibility and sustainability, including environmental, social, and corporate governance matters;
•overseeing the process of evaluating the performance of our board of directors; and
•advising our board of directors on corporate governance matters.
Compensation Committee Interlocks and Insider Participation
None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board or compensation committee during 2020.
Director Compensation
The following table sets forth information regarding the compensation paid to the non-employee members of our board of directors during 2020. All compensation paid to Mr. MacMillan, our only director who is also a named executive officer, is set forth below in “Executive Compensation—2020 Summary Compensation Table.” The table below includes information regarding the compensation earned by or paid to Mr. Benatar as an employee. No compensation was paid to Messrs. MacMillan and Benatar in their capacities as directors in 2020.

Name	Option Awards ($)(4)(5)	Total ($)
Darrell Benatar(1)	—	—
Andrew Braccia	—	—
Michael Dillon(2)	16,739	16,739
Tatyana Mamut	43,521	43,521
Shannon Nash(3)	—	—
Cynthia Russo(3)	—	—
Alexander Wong	—	—
________________
(1)During 2018, 2019, and 2020, Mr. Benatar earned a base salary of $260,000, $202,500, and $200,000, respectively, and in 2018 and 2019, he earned $60,000 and $80,000, respectively, each pursuant to a bonus earned based on the achievement of certain individual and company performance metrics as determined by our board of directors, in his role as an employee. We also reimbursed Mr. Benatar for health insurance premiums in 2018, 2019, and 2020 in the amount of $27,801, $33,507, and $41,018, respectively, in his role as an employee.
(2)Mr. Dillon passed away in December 2020.
(3)Mses. Nash and Russo joined our board of directors in February 2021.

(4)The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to our non-employee directors during 2020 as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 9 of the notes to our consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our non-employee directors from the stock options.
(5)The following table sets forth information on stock options granted to non-employee directors during 2020, the aggregate number of shares of our common stock underlying outstanding stock options held by our non-employee directors as of December 31, 2020, and the aggregate number of shares of our common stock underlying outstanding unvested stock options held by our non-employee directors as of December 31, 2020:

Name	Number of Shares Underlying Stock Options Granted in 2020	Number of Shares Underlying Stock Options Held at Fiscal Year End	Number of Shares Underlying Unvested Stock Options Held at Fiscal Year End
Darrell Benatar	—	—	—
Andrew Braccia	—	—	—
Michael Dillon	25,000(1)	65,000(3)	39,723
Tatyana Mamut	65,000(2)	65,000(2)	54,167
Shannon Nash	—	—	—
Cynthia Russo	—	—	—
Alexander Wong	—	—	—
________________
(1)The stock option to purchase 25,000 shares of our common stock vests at the rate of 1/36th of the shares of our common stock underlying the stock option each month following the June 1, 2020 vesting commencement date. The stock option is not early exercisable. In the event of a change in control, all of the unvested shares subject to the stock option will become immediately vested and exercisable as of the date immediately prior to the change in control. The vesting of such stock option is subject to continued service as a director.
(2)The stock option to purchase 65,000 shares of our common stock vests at the rate of 1/36th of the shares of our common stock underlying the stock option each month following the June 1, 2020 vesting commencement date. The stock option is not early exercisable. In the event of a change in control, all of the unvested shares subject to the stock option will become immediately vested and exercisable as of the date immediately prior to the change in control. Such stock option is subject to continued service as a director.
(3)Consists of (a) a stock option to purchase 40,000 shares of our common stock that vests at a rate of 1/36th of the shares of our common stock underlying the stock option each month following the April 12, 2019 vesting commencement date and (b) a stock option to purchase 25,000 shares of our common stock that vests at a rate of 1/36th of the shares of our common stock underlying the stock option each month following the June 1, 2020 vesting commencement date. The stock options are not early exercisable. The stock options also provide that, in the event of a change in control, all of the unvested shares subject to the stock options will become immediately vested and exercisable as of the date immediately prior to the change in control. Vesting of such stock options is subject to continued service as a director.
In connection with appointment to our board of directors, we granted each of Mses. Nash and Russo a stock option to purchase 65,000 shares of our common stock, which shares vest at a rate of 1/36th of the shares underlying the stock option each month following the February 10, 2021 vesting commencement date, subject to continued service as a director. The stock options are not early exercisable and the terms of the options provide that, in the event of a change in control, all of the unvested shares subject to such stock options will become immediately vested and exercisable as of the date immediately prior to the change in control.
Independent Director Compensation Policy
Before this offering, we did not have a formal policy to provide any cash or equity compensation to our independent directors for their service on our board of directors or committees of our board of directors. In connection with this offering, our board of directors has approved an independent director compensation policy, pursuant to which our independent directors will be eligible to receive certain cash retainers and equity awards.
Employee directors will receive no additional compensation for their service as a director.

Cash Compensation
Beginning on January 1, 2022, each independent director will be entitled to receive (i) an annual cash retainer of $30,000 for service on our board of directors and (ii) additional annual cash compensation for committee membership as set forth below, in each case payable quarterly in arrears, prorated for partial quarters served.
Non-Executive Chairman Service Fee (in lieu of and not in addition to Lead Independent Director Service Fee): $20,000
Lead Independent Director Fee: $15,000
Committee Chair Service Fee (in lieu of Non-Chair Committee Member Service Fee):
•Audit Committee chair: $20,000
•Compensation Committee chair: $15,000
•Nominating and Governance Committee chair: $8,000
Non-Chair Committee Member Service Fee (not in addition to Committee Chair Service Fee):
•Audit Committee member: $10,000
•Compensation Committee member: $6,000
•Nominating and Governance Committee member: $4,000
Equity Compensation — Initial Award
In addition, each new independent director is eligible to receive an initial award of RSUs with a grant date fair value of approximately $340,000 on the date of grant. Each initial award vests in three equal annual installments beginning on the date that is one year following the grant date, in each case, so long as the independent director continues to provide services to us through the applicable vesting date. The initial award is subject to acceleration in full upon the consummation of a qualifying corporate transaction.
Equity Compensation — Annual Award
On the date of each annual meeting of our stockholders, each independent director who is serving on our board of directors prior to, and will continue to serve on our board of directors following, such annual meeting will receive a grant of RSUs with an aggregate value of $170,000. Each annual award fully vests on the earlier of (a) the first anniversary of the annual award grant date or (b) the date of the annual meeting of our stockholders on the year following the year of grant of the annual award, so long as the independent director continues to provide services to us through the applicable vesting date. Each annual award is subject to acceleration in full upon the consummation of a qualifying corporate transaction.

EXECUTIVE COMPENSATION
The following tables and accompanying narrative set forth information about the 2020 compensation provided to our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) who were serving as executive officers as of December 31, 2020. These executive officers were Andy MacMillan, our President and Chief Executive Officer, David A. Satterwhite, our Chief Revenue Officer, and Kaj van de Loo, our Chief Technology Officer, and we refer to them in this section as our “named executive officers.”
2020 Summary Compensation Table
The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by or paid to our named executive officers for 2020.

Name and Principal Position	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Andy MacMillan, President and Chief Executive Officer	375,195	1,681,688	241,875	11,400	2,310,158
David A. Satterwhite, Chief Revenue Officer	251,550	336,338	375,902	4,065	967,855
Kaj van de Loo, Chief Technology Officer	400,449	269,070	150,500	11,400	831,419
________________
(1)Amounts represent the aggregate grant date fair value of the stock options awarded to the named executive officer during fiscal 2020 in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 9 of the notes to our audited consolidated financial statements included in this prospectus. Such grant-date fair market value does not take into account any estimated forfeitures related to service-vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of the shares underlying such stock options.
(2)Amounts reported for Messrs. MacMillan and van de Loo represent incentive cash bonuses earned pursuant to our 2020 executive performance bonus program based on the achievement of certain individual and company performance metrics as determined by our board of directors. Amounts reported for Mr. Satterwhite represent commissions earned pursuant to an incentive sales commission program. For additional information, see “—Non-Equity Incentive Plan Compensation.”
(3)Amounts represent 401(k) plan matching contributions.
2021 Awards
In September 2021, our board of directors, with participation by each independent director, granted RSUs to each of Messrs. MacMillan, Satterwhite, and van de Loo (the 2021 Awards). Messrs. MacMillan, Satterwhite, and van de Loo received RSUs settleable for 351,000, 160,000, and 150,000 shares of our common stock, respectively, pursuant to the 2021 Awards. The 2021 Awards expire ten years after their grant date.
The vesting of the 2021 Awards is conditioned on the satisfaction of both a time- and service-based requirement and a liquidity-based requirement while the awardee remains in continuous service to us and before the expiration or earlier termination of the RSUs. Under the time- and service-based requirement, so long as each awardee remains in continuous service to us through each applicable date, (i) 25% of the RSUs subject to the award will vest on the first February 15, May 15, August 15 or November 15 following the one year anniversary of the vesting commencement date set forth in the applicable RSU agreement and (ii) an additional 1/16 of RSUs subject to the award will vest on each subsequent February 15, May 15, August 15 and November 15. Under the liquidity event requirement, so long as the awardee remains in continuous service to us through the applicable date, the liquidity event requirement will be satisfied on the earlier of (i) the effective date of this offering or (ii) a qualifying change in control (as defined in the 2013 Plan).

Equity Compensation
From time to time, we grant equity awards in the form of stock options to our named executive officers, which are generally subject to vesting based on each named executive officer’s continued service with us. Each of our named executive officers currently holds outstanding options to purchase shares of our common stock that were granted under the 2013 Plan, as set forth in the table below titled “2020 Outstanding Equity Awards at Fiscal Year-End.”
Non-Equity Incentive Plan Compensation
Messrs. MacMillan and van de Loo participated in our 2020 executive performance bonus program. Incentives under our 2020 executive performance bonus program were payable semi-annually based on the achievement of certain individual and company performance metrics, including bookings and adjusted EBITDA. For 2020, Mr. Satterwhite participated in an incentive sales commission program based on the achievement of our sales team’s total annual recurring revenue growth bookings and certain gross retention goals. For 2020, the target bonus amounts were $225,000, $325,000, and $140,000 for Messrs. MacMillan, Satterwhite, and van de Loo, respectively. Amounts earned by Messrs. MacMillan and van de Loo for 2020 under the 2020 executive performance bonus program and by Mr. Satterwhite for 2020 under the incentive sales commission program are set forth in the Summary Compensation Table above in the Non-Equity Incentive Plan Compensation column.
In October 2021, our board of directors approved our 2022 Incentive Bonus Plan (the Bonus Plan) which became effective on the effectiveness of the registration statement of which this prospectus forms a part. The Bonus Plan will be administered by our board of directors or compensation committee, as well as our Chief Financial Officer and Chief Corporate Strategy Officer. The Bonus Plan shall be effective for calendar year 2022 and each subsequent year thereafter, unless amended/terminated by our board of directors or our compensation committee. Eligible participants in the Bonus Plan shall include certain designated full-time employees who have been employed during the effective period of the Bonus Plan and are not subject to any other bonus/commission plans. During each calendar year, the Bonus Plan’s administrator shall designate a bonus plan pool, individual bonus targets, and individual performance goals which shall govern bonus payments under the Bonus Plan (provided that the Bonus Plan administrator shall retain the ability to modify any amounts payable to any participants in the Bonus Plan).
Executive Employment Agreements
We have entered into confirmatory at-will employment letters setting forth the terms and conditions of employment for each of our named executive officers as described below.
Andy MacMillan
In November 2021, we entered into a confirmatory employment letter agreement with Mr. MacMillan. The letter agreement does not have a specific term and provides that Mr. MacMillan is an at-will employee. Mr. MacMillan’s current annual base salary is $400,000.
David A. Satterwhite
In November 2021, we entered into a confirmatory employment letter agreement with Mr. Satterwhite. The letter agreement does not have a specific term and provides that Mr. Satterwhite is an at-will employee. Mr. Satterwhite’s current annual base salary is $254,080.
Kaj van de Loo
In November 2021, we entered into a confirmatory employment letter agreement with Mr. van de Loo. The letter agreement does not have a specific term and provides that Mr. van de Loo is an at-will employee. Mr. van de Loo’s current annual base salary is $403,600.

Change of Control and Severance Arrangements
In November 2021, we entered into change in control and severance agreements (CIC Agreements) with our executive officers, including our named executive officers, that provide for the following payments and benefits upon certain terminations of employment or in connection with a change of control.
Pursuant to the CIC Agreements, in the event that the named executive officer is terminated without “cause” or resigns for “good reason” within three months before or 12 months following a “change of control” of our company (as such terms are defined in the CIC Agreements), he or she will be entitled to: (i) an amount equal to twelve months of his or her base salary at the rate in effect immediately prior to such termination, payable in a cash lump-sum, (ii) an additional cash payment in an amount equal to a pro-rated portion of his or her annual target bonus (provided, however, that our Chief Executive Officer will receive a cash payment in an amount equal to 100% of his or her annual target bonus), and (iii) to the extent the named executive officer timely elects to receive continued coverage under our group-healthcare plans, we will provide him or her a lump sum cash payment in an amount equal to the full amount of his or her COBRA premiums for the same period as he or she is entitled to severance plus an additional gross-up payment to account for the fact that such COBRA premium amounts are paid on an after-tax basis. In addition, each of the named executive officer’s outstanding equity awards will become vested and exercisable, as applicable, with respect to 50% of the underlying shares (100% in the case of our Chief Executive Officer), with any performance criteria deemed achieved at the actual performance level or, if the actual performance level has not been determined, at 100% achievement of target (this acceleration supplements, but does not supersede prior vesting acceleration arrangements, as described below). All such severance payments and benefits are subject to each named executive officer’s execution of a general release of claims against us.
Additionally, in the event that the named executive officer is terminated without “cause” or resigns for “good reason” other than three months before or 12 months following a “change of control” of our company (as such terms are defined in the CIC Agreements), he or she will be entitled to: (i) an amount equal to six months (twelve months in the case of our Chief Executive Officer) of his or her base salary at the rate in effect immediately prior to such termination, payable in a cash lump-sum, and (ii) to the extent the named executive officer timely elects to receive continued coverage under our group-healthcare plans, we will provide him or her a lump sum cash payment in an amount equal to the full amount of his or her COBRA premiums for the same period as he or she is entitled to severance plus an additional gross-up payment to account for the fact that such COBRA premium amounts are paid on an after-tax basis. All such severance payments and benefits are subject to each named executive officer’s execution of a general release of claims against us.
Additionally, in the event that our named executive officers are terminated due to death or “disability” (as such term is defined in the CIC Agreements), each of our named executive officers will be entitled to (i) an amount equal to six months (twelve months in the case of our Chief Executive Officer) of his or her base salary at the rate in effect immediately prior to such termination, payable in a cash lump-sum and (ii) we will provide him or her a lump sum cash payment in an amount equal to the full amount of his or her COBRA premiums for the same period as he or she is entitled to severance. All such severance payments and benefits are subject to each named executive officer’s (or his/her estate’s, if applicable) execution of a general release of claims against us.
In addition, each of our named executive officers holds outstanding options.
On July 11, 2018, Mr. MacMillan was granted an option under the 2013 Plan to purchase 5,099,523 shares of our common stock and on June 4, 2020, Mr. MacMillan was granted an option under the 2013 Plan to purchase 2,500,000 shares of our common stock. In the event that Mr. MacMillan remains in service to us through a “change in control” (as defined in the 2013 Plan), then 100% of the shares subject to each of the options described above shall vest in full (subject to Mr. MacMillan’s execution of a release of claims in favor of us), further, in the event that Mr. MacMillan is subject to a termination without “cause” or a resignation for “good reason” (each, as defined in the applicable stock option agreement governing Mr. MacMillan’s option grant), then the vesting of each of the options described above shall accelerate so as to provide Mr. MacMillan with an additional 3 months of vesting credit.

On July 11, 2018, Mr. Satterwhite was granted an option under the 2013 Plan to purchase 1,019,905 shares of our common stock and on June 4, 2020, Mr. Satterwhite was granted an option under the 2013 Plan to purchase 500,000 shares of our common stock. In the event that Mr. Satterwhite is subject to a termination without “cause” or a resignation for “good reason” (each, as defined in the stock applicable option agreement governing Mr. Satterwhite’s option grant) within the period beginning 2 months prior to the consummation of a “change in control” (as defined in the 2013 Plan) and ending on the date that is 12 months after such change in control, then 100% of the shares subject to each of the options described above shall vest in full (subject to Mr. Satterwhite’s execution of a release of claims in favor of us); further, in the event that Mr. Satterwhite is otherwise subject to a termination without “cause” or a resignation for “good reason,” then the vesting of each of the options described above shall accelerate so as to provide Mr. Satterwhite with an additional 3 months of vesting credit.
On April 24, 2019, Mr. van de Loo was granted an option under the 2013 Plan to purchase 750,000 shares of our common stock and on June 4, 2020, Mr. van de Loo was granted an option under the 2013 Plan to purchase 400,000 shares of our common stock. In the event that Mr. van de Loo is subject to a termination without “cause” or a resignation for “good reason” (each, as defined in the stock option agreement governing Mr. van de Loo’s 2020 option grant) within the period beginning 2 months prior to the consummation of a “change in control” (as defined in the 2013 Plan) and ending on the date that is 12 months after such change in control, then 50% of the shares subject to each of the options described above shall vest in full (subject to Mr. van de Loo’s execution of a release in favor of us); further, in the event that Mr. van de Loo is otherwise subject to a termination without “cause” or a resignation for “good reason,” then the vesting of each of the options described above shall accelerate so as to provide Mr. van de Loo with an additional 3 months of vesting credit.
2020 Outstanding Equity Awards at Fiscal Year-End
The following table presents, for each of our named executive officers, information regarding outstanding stock options as of December 31, 2020.

			Option Awards(1)
Name	Vesting Commencement Date	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price($)	Option Expiration Date
Andy MacMillan	5/9/2018(2)	7/11/2018	3,293,441	1,806,082	—	0.89	7/10/2028
	4/1/2020(3)	6/4/2020	416,666	2,083,334	—	0.95	6/3/2030
David A. Satterwhite	5/16/2018(2)	7/11/2018	433,970	361,217	—	0.89	7/10/2028
	4/1/2020(3)	6/4/2020	83,333	416,667	—	0.95	6/3/2030
Kaj van de Loo	4/22/2019(3)	4/24/2019	116,422	437,500	—	1.02	4/23/2029
	4/01/2020(3)	6/4/2020	66,666	333,334	—	0.95	6/3/2030
________________
(1)All of the outstanding stock option awards were granted under the 2013 Plan. These awards are subject to acceleration upon a change of control. See “—Change of Control and Severance Agreements.”
(2)Vests with respect to 1/4th of the shares of our common stock underlying the stock option on the one-year anniversary of the vesting commencement date and the remaining 3/4th of the shares underlying the option vest in equal monthly installments over three years, in each case subject to continued service.
(3)Vests monthly at the rate of 1/48th of our common stock underlying the stock option following the vesting commencement date, in each case subject to continued service.
Employee Benefit and Stock Plans
2013 Equity Incentive Plan
In March 2013, we adopted the 2013 Equity Incentive Plan (as amended from time to time, the 2013 Plan). The purposes of the 2013 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors, and consultants, and to promote the success of our business.
Share Reserve. As of September 30, 2021, we had 33,802,426 shares of our common stock reserved for issuance pursuant to grants under our 2013 Plan of which 878,440 shares remained available for grant. As of September 30, 2021, options to purchase 7,032,920 shares had been exercised under our 2013 Plan and options to purchase 23,988,246 shares remained outstanding, with a weighted-average exercise price of $1.53 per share. As of September 30, 2021, restricted stock awards (RSAs) covering 1,683,220 shares of our common stock and restricted stock units (RSUs) covering 2,156,000 shares of our common stock had been granted under the 2013 Plan. No stock appreciation rights (SARs) had been granted under the 2013 Plan as of September 30, 2021. In addition, we granted options to purchase 203,450 shares of common stock and RSUs settleable for 48,127 shares of common stock subsequent to September 30, 2021. No new awards will be granted under the 2013 Plan after the offering.
Administration. Our 2013 Plan is administered by our board of directors, referred to herein as the “administrator.” Subject to the terms of the 2013 Plan, the administrator has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret our 2013 Plan as well as to prescribe, amend and rescind rules and regulations relating to the 2013 Plan and awards granted thereunder. The administrator may modify awards subject to the terms of the 2013 Plan.
Eligibility. Pursuant to the 2013 Plan, we may grant incentive stock options only to our employees or the employees of our parent or subsidiaries, as applicable (including officers and directors who are also employees). We may grant non-statutory stock options, RSUs, SARs, shares of restricted stock, and other awards to our employees (including officers and directors who are also employees), non-employee directors, agents, independent contractors, and consultants, or the employees, directors, agents, independent contractors, and consultants of our parent and subsidiaries, as applicable.
Options. The 2013 Plan provides for the grant of both (i) incentive stock options, which are intended to qualify for tax treatment as set forth under Section 422 of the Code and (ii) non-statutory stock options to purchase shares of our common stock, each at a stated exercise price. The exercise price of each option must be at least equal to the fair market value of our common stock on the date of grant (unless otherwise determined by the administrator). However, the exercise price of any incentive stock option granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock must be at least equal to 110% of the fair market value of our common stock on the date of grant. The administrator will determine the vesting schedule applicable to each option. The maximum permitted term of options granted under our 2013 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.
Restricted Stock. The 2013 Plan provides for the grant of RSAs. An RSA is an offer by us to grant or sell shares of our common stock subject to restrictions, which may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an RSA will be determined by the administrator. Unless otherwise determined by the administrator, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us. As of September 30, 2021, RSAs covering 1,683,220 shares of our common stock had been granted under the 2013 Plan.
RSUs, SARs; Other Awards. In addition, the 2013 Plan allows for the grant of RSUs, SARs, and other awards, with terms as generally determined by the administrator (in accordance with the 2013 Plan) and to be set forth in an award agreement. As of September 30, 2021, RSUs covering 2,156,000 shares of our common stock had been granted under the 2013 Plan. We have not granted any stock appreciation rights under the 2013 Plan as of September 30, 2021. Subsequent to September 30, 2021, we granted RSUs settleable for 48,127 shares of common stock.
Limited Transferability. Unless otherwise determined by the administrator, awards under the 2013 Plan generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent and distribution, except to the extent a participant designates one or more beneficiaries on an approved form who may exercise the award or receive payment under the award after the participant’s death.
Change of Control. In the event that we are subject to a “change of control” (as defined in the 2013 Plan and generally meaning, collectively, a merger, a sale or transfer of more than 50% of the voting power of all of our outstanding securities, or a sale of all or substantially all of the assets of ours), the 2013 Plan provides that awards that are not converted, assumed, substituted for, or replaced shall be subject to full vesting acceleration and all applicable restrictions or forfeiture provisions shall lapse. Awards that are converted, assumed, substituted for, or replaced shall not be subject to vesting acceleration. Alternatively, the 2013 Plan permits the administrator to provide that a participant’s outstanding awards shall terminate in exchange for a cash payment equal to the acquisition price per share over any applicable exercise price.
Adjustments. In the event that a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in our corporate or capital structure results in (a) our outstanding shares being exchanged for a different number or kind of securities of us or any other company or (b) new, different or additional securities being received by the award holders under our 2013 Plan, then the administrator shall make proportionate adjustments to (i) the number and kind of shares reserved for issuance under the 2013 Plan (including the number and kind of shares reserved for issuance as incentive stock options), and (ii) the per share prices of and number and kind of shares subject to outstanding awards.
In addition, the administrator may, at any time before a sale, merger, consolidation, reorganization, liquidation, dissolution, or change of control, take such further actions as it determines to be necessary or advisable with respect to awards, including, without limitation, establishing, amending, or waiving the type, terms, conditions, or duration of, or restrictions on, awards so as to provide for earlier, later, extended, or additional time for exercise, lifting restrictions and other modifications, which amendments may be made as to all or some participants, as determined by the administrator.
Amendment; Termination. Our board of directors may amend or terminate the 2013 Plan at any time and may terminate any and all outstanding awards upon a dissolution or liquidation of us, provided that certain amendments will require stockholder approval or participant consent. We terminated the 2013 Plan and ceased issuing awards thereunder upon the effective date of our 2021 Equity Incentive Plan (described below), which is the date immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part. Any outstanding awards granted under the 2013 Plan will remain outstanding following the offering, subject to the terms of our 2013 Plan and applicable award agreements, until such awards are exercised or until they terminate or expire by their terms.
2021 Equity Incentive Plan
In October 2021, our board of directors and our stockholders approved our 2021 Equity Incentive Plan (the 2021 Plan) as a successor to our 2013 Plan that became effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The 2021 Plan authorizes the award of both incentive stock options, which are intended to qualify for tax treatment under Section 422 of the Code, and nonqualified stock options, as well for the award of RSAs, SARs, RSUs, and performance and stock bonus awards. Pursuant to the 2021 Plan, incentive stock options may be granted only to our employees. We may grant all other types of awards to our employees, directors, and consultants.
Share Reserve. We have initially reserved 15,700,000 shares of our common stock, plus any reserved shares not issued or subject to outstanding grants under the 2013 Plan on the effective date of the 2021 Plan, for issuance pursuant to awards granted under our 2021 Plan. The number of shares reserved for issuance under our 2021 Plan will increase automatically on January 1 of each of the first ten calendar years during the term of the 2021 Plan by the number of shares equal to 5% of the aggregate number of shares of all classes of our common stock issued and outstanding as of the immediately preceding December 31, or a lesser number as may be determined by our board of directors.

In addition, the shares set forth below will again be available for issuance pursuant to awards granted under our 2021 Plan:
•shares subject to options or SARs granted under our 2021 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;
•shares subject to awards granted under our 2021 Plan that are subsequently forfeited or repurchased by us at the original issue price;
•shares subject to awards granted under our 2021 Plan that otherwise terminate without such shares being issued;
•shares subject to awards granted under our 2021 Plan that are surrendered pursuant to an exchange program; and
•shares subject to issuance upon the exercise of options or an RSU granted under the 2013 Plan but which cease to be subject to (i) the option for any reason other than exercise of the option or (ii) the RSU for any reason other than settlement of the RSU.
The shares of common stock underlying awards granted under the 2013 Plan that are forfeited, canceled, or otherwise returned to the 2021 Plan pursuant to the foregoing will become available for grant and issuance under the 2021 Plan.
Administration. Our 2021 Plan is administered by our compensation committee, or by our board of directors acting in place of our compensation committee. Subject to the terms and conditions of the 2021 Plan, the administrator has the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2021 Plan as well as to determine the terms of such awards and prescribe, amend, and rescind the rules and regulations relating to the plan or any award granted thereunder. The 2021 Plan provides that the administrator may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.
Options. The 2021 Plan provides for the grant of both incentive stock options intended to qualify under Section 422 of the Code, and nonqualified stock options to purchase shares of our common stock at a stated exercise price. Incentive stock options may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2021 Plan must be at least equal to the fair market value of our common stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant.
Options may vest based on service or achievement of performance conditions, as determined by the administrator. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In the event of a participant’s termination of service, an option is generally exercisable, to the extent vested, for a period of three months, 12 months in the case of termination due to the participant’s death or disability, or such period as the administrator may provide, but in any event no later than the expiration date of the stock option. Stock options generally terminate upon a participant’s termination of employment for cause. The maximum term of options granted under our 2021 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.
Restricted Stock Awards. An RSA is an offer by us to grant or sell shares of our common stock subject to restrictions, which may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an RSA will be determined by the administrator. Holders of RSAs, unlike holders of options, will have the right to vote and any dividends or distributions paid with respect to such shares will be subject to the same vesting terms and other restrictions as the RSA and will be accrued and paid when the vesting terms on such shares lapse. Unless otherwise determined by the administrator, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us.
Stock Appreciation Rights. A SAR provides for a payment, in cash or shares of our common stock (up to a specified maximum of shares, if determined by the administrator), to the participant based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The exercise price of a SAR must be at least the fair market value of a share of our common stock on the date of grant. SARs may vest based on service or achievement of performance conditions. No SAR may have a term that is longer than ten years from the date of grant.
Restricted Stock Units. RSUs represent the right to receive the value of shares of our common stock at a specified date in the future and may be subject to vesting based on service or achievement of performance conditions. RSUs may be settled in cash, shares of our common stock, or a combination of both as soon as practicable following vesting or on a later date subject to the terms of the 2021 Plan. No RSU may have a term that is longer than ten years from the date of grant.
Performance Awards.  Performance awards granted pursuant to the 2021 Plan may be in the form of an award of performance shares or performance units denominated in shares of our common stock that may be settled in cash, property, or by issuance of those shares, subject to the satisfaction or achievement of specified performance conditions.
Stock Bonus Awards. A stock bonus award provides for payment in the form of cash, shares of our common stock, or a combination thereof, based on the fair market value of shares subject to such award as determined by the administrator. The awards may be granted as consideration for services already rendered, or at the discretion of the administrator, may be subject to vesting restrictions based on continued service or performance conditions.
Dividend Equivalent Rights. Dividend equivalent rights may be granted at the discretion of the administrator and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only when the underlying award becomes vested or may be deemed to have been reinvested by us. Dividend equivalent rights, if any, will be credited to participants in the form of additional whole shares.
Change of Control. Our 2021 Plan provides that, in the event of a corporate transaction that constitutes a change of control of our company under the terms of the plan, outstanding awards will be subject to the agreement evidencing the change of control, which need not treat all outstanding awards in an identical manner, and may include one or more of the following: (i) the continuation of the outstanding awards; (ii) the assumption of the outstanding awards by the surviving corporation or its parent; (iii) the substitution by the surviving corporation or its parent of new options or equity awards for the outstanding awards; (iv) the full or partial acceleration of exercisability or vesting or lapse of our right to repurchase or other terms of forfeiture and accelerated expiration of the award; or (v) the settlement of the full value of the outstanding awards (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity with a fair market value equal to the required amount, as determined in accordance with the 2021 Plan, which payments may be deferred until the date or dates the award would have become exercisable or vested. Notwithstanding the foregoing, upon a change of control, the vesting of all awards granted to our independent directors (as defined in the 2021 Plan) will accelerate and such awards will become exercisable, to the extent applicable, and vested in full immediately prior to the consummation of the change of control.
Adjustment. In the event of a change in the number or class of outstanding shares of our common stock without consideration by reason of a stock dividend, extraordinary dividend or distribution, recapitalization, stock split, reverse stock split, subdivision, combination, consolidation reclassification, spin-off, or similar change in our capital structure, proportional adjustments will be made to (i) the number and class of shares reserved for issuance under our 2021 Plan; (ii) the exercise prices, number and class of shares subject to outstanding options or SARs; and (iii) the number and class of shares subject to other outstanding awards, subject to any required action by the board or our stockholders and compliance with applicable laws.

Exchange, Repricing, and Buyout of Awards. The administrator may, without prior stockholder approval, (i) reduce the exercise price of outstanding options or SARs without the consent of any participant and (ii) pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, subject to the consent of any affected participant to the extent required by the terms of the 2021 Plan.
Director Compensation Limits. No independent director may receive awards under our 2021 Plan with a grant date value that when combined with cash compensation received for his or her service as a director, exceed $750,000 in a calendar year or $1,000,000 in the calendar year of his or her initial services as an independent director on our board of directors.
Clawback; Transferability. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors or required by law during the term of service of the participant, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2021 Plan may generally not be transferred in any manner other than by will or by the laws of descent and distribution.
Sub-plans. Subject to the terms of the 2021 Plan, the plan administrator may establish a sub-plan under the 2021 Plan and/or modify the terms of awards granted to participants outside of the United States to comply with any laws or regulations applicable to any such jurisdiction.
Amendment and Termination. Our board of directors may amend our 2021 Plan at any time, subject to stockholder approval as may be required. Our 2021 Plan will terminate ten years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2021 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws or as otherwise provided by the terms of the 2021 Plan.
2021 Employee Stock Purchase Plan
In October 2021, our board of directors and our stockholders approved our 2021 Employee Stock Purchase Plan (the 2021 ESPP) that became effective upon the date the registration statement of which this prospectus forms a part becomes effective to enable eligible employees to purchase shares of our common stock with accumulated payroll deductions. Our 2021 ESPP is intended to qualify under Section 423 of the Code, provided that the administrator may adopt sub-plans under our 2021 ESPP designed to be outside of the scope of Section 423 for participants who are non-U.S. residents.
We have initially reserved 3,100,000 shares of our common stock for issuance and sale under our 2021 ESPP. The number of shares reserved for issuance and sale under our 2021 ESPP will increase automatically on January 1 of each of the first ten calendar years during the term of the 2021 ESPP by the number of shares equal to 1% of the aggregate number of shares of all classes of our common stock issued and outstanding as of the immediately preceding December 31, or a lesser number as may be determined by our board of directors. Subject to stock splits, recapitalizations, or similar events, no more than 31,000,000 shares of our common stock may be issued over the term of our 2021 ESPP.
Administration.  Our 2021 ESPP is administered by our compensation committee, or by our board of directors acting in place of our compensation committee, subject to the terms and conditions of our 2021 ESPP. Among other things, the administrator has the authority to determine eligibility for participation in our 2021 ESPP, designate separate offerings under the plan, and construe, interpret, and apply the terms of the plan.
Eligibility.  Employees eligible to participate in any offering pursuant to our 2021 ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period. However, the administrator may exclude employees who have been employed for less than two years, are customarily employed for 20 hours or less per week, are customarily employed for five months or less in a calendar year or certain highly compensated employees as determined in accordance with applicable tax laws. In addition, any employee who owns (or is deemed to own because of attribution rules) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount because of participation in our 2021 ESPP, will not be eligible to participate in our 2021 ESPP. The administrator may impose additional restrictions on eligibility from time to time.
Offerings.  Under our 2021 ESPP, eligible employees are offered the option to purchase shares of our common stock at a discount over a series of offering periods through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months. The purchase price for shares purchased under our 2021 ESPP during any given purchase period will be 85% of the lesser of the fair market value of our common stock on (i) the first day of the applicable offering period or (ii) the last day of the purchase period.
No participant may purchase more than 2,500 shares of our common stock during any one purchase period, and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined as of the date the offering period commences) in any calendar year in which the offering is in effect. The administrator in its discretion, may set a lower maximum number of shares which may be purchased.
Adjustments Upon Recapitalization.  If the number of outstanding shares of our common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or similar change in our capital structure without consideration, then the administrator will proportionately adjust the number and class of common stock that is available under our 2021 ESPP, the purchase price and number of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.
Change of Control.  If we experience a change of control transaction as determined under the terms of our 2021 ESPP, any offering period then in effect will be shortened and terminated on a final purchase date established by the administrator. The final purchase date will occur on or prior to the effective date of a change of control transaction, and our 2021 ESPP will terminate on the closing of the change of control.
Transferability.  Participants may generally not assign, transfer, pledge, or otherwise dispose of payroll deductions credited to his or her account, or any rights with regard to an election to purchase shares pursuant to our 2021 ESPP other than by will or the laws of descent or distribution.
Amendment; Termination.  Our board of directors or compensation committee may amend, suspend, or terminate our 2021 ESPP at any time without stockholder consent, except as to the extent such amendment would increase the number of shares available for issuance under our 2021 ESPP, change the class or designation of employees eligible for participation in the plan or otherwise as required by law. If our 2021 ESPP is terminated, the administrator may elect to terminate all outstanding offering periods immediately, upon the next purchase date (which may be sooner than originally scheduled) or upon the last day of such offering period. If any offering period is terminated prior to its scheduled completion, all amounts credited to participants which have not been used to purchase shares will be returned to participants as soon as administratively practicable. Unless earlier terminated, our 2021 ESPP will terminate upon the earlier to occur of the issuance of all shares of common stock reserved for issuance under our 2021 ESPP, or the tenth anniversary of the effective date.
Welfare and Other Benefits
We provide health, dental, vision, life, and disability insurance benefits to our named executive officers, on the same terms and conditions as provided to all other eligible U.S. employees.
We also sponsor a broad-based 401(k) plan intended to provide eligible U.S. employees with an opportunity to defer eligible compensation up to certain annual limits. As a tax-qualified retirement plan, contributions (if any) made by us are deductible by us when made, and contributions and earnings on those amounts are generally not taxable to the employees until withdrawn or distributed from the 401(k) plan. Our named executive officers are eligible to participate in our employee benefit plans, including our 401(k) plan, on the same basis as our other employees.

Limitations on Liability and Indemnification Matters
Our restated certificate of incorporation that will become effective in connection with this offering contains provisions that will limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s duty of loyalty to us or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•any transaction from which the director derived an improper personal benefit.
Our restated certificate of incorporation and our restated bylaws that will become effective in connection with this offering will require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers and certain of our other employees. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts actually and reasonably incurred by such director, officer or key employee in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.
We believe that these provisions in our restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, we describe below transactions and series of similar transactions since January 1, 2018, to which we were a party or will be a party, in which the amounts involved exceeded or will exceed $120,000 and any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.
Series E Convertible Preferred Stock Financing
In February 2019, we issued and sold an aggregate of 9,743,564 shares of Series E convertible preferred stock at a purchase price of $2.2579 per share, for aggregate consideration of approximately $22.0 million. In connection with the completion of this offering, these shares of Series E convertible preferred stock will convert automatically into 9,743,564 shares of our common stock.
The purchasers of our Series E convertible preferred stock are entitled to specified registration rights. See “Description of Capital Stock—Registration Rights” for additional information. The following table summarizes the Series E convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock. The terms of these purchases were the same for all purchasers of our Series E convertible preferred stock. See “Principal Stockholders” for more details regarding the shares held by these entities.

Name of Stockholder	Number of Series E Convertible Preferred Stock	Total Purchase Price ($)
Entities affiliated with Accel(1)	2,878,780	6,499,997
Entities affiliated with Greenspring Associates(2)	2,214,445	4,999,995
Entities affiliated with OpenView Venture Partners(3)	683,399	1,543,047
________________
(1)Consists of 2,585,433 shares of our Series E preferred stock purchased by Accel Growth Fund III LP, 122,060 shares of our Series E preferred stock purchased by Accel Growth Fund III Strategic Partners LP, and 171,287 shares of our Series E preferred stock purchased by Accel Growth Fund Investors 2014 LLC (collectively, Accel). Accel collectively holds more than 5% of our outstanding capital stock. Andrew Braccia is a member of our board of directors and is a partner at Accel.
(2)Consists of 187,823 shares of our Series E preferred stock purchased by Greenspring Global Partners VII-A LP, 18,120 shares of our Series E preferred stock purchased by Greenspring Global Partners VII-C LP, 281,677 shares of our Series E preferred stock purchased by Greenspring Opportunities III LP, and 1,726,825 shares of our Series E preferred stock purchased by Greenspring Secondaries Fund III, L.P., (collectively, Greenspring Associates). Greenspring Associates collectively holds more than 5% of our outstanding capital stock.
(3)Consists of 21,634 shares of our Series E preferred stock purchased by OpenView Affiliates Fund IV LP and 661,765 shares of our Series E preferred stock purchased by OpenView Venture Partners IV LP (collectively, OpenView Venture Partners). OpenView Venture Partners collectively holds more than 5% of our outstanding capital stock.
Series F Convertible Preferred Stock Financing
In February 2020, we issued and sold an aggregate of 29,914,217 shares of Series F convertible preferred stock at a purchase price of $3.342892 per share, for aggregate consideration of approximately $100.0 million. In connection with the completion of this offering, these shares of Series F convertible preferred stock will convert automatically into 29,914,217 shares of our common stock.
The purchasers of our Series F convertible preferred stock are entitled to specified registration rights. See “Description of Capital Stock—Registration Rights” for additional information. The following table summarizes the Series F convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock. The terms of these purchases were the same for all purchasers of our

Series F convertible preferred stock. See “Principal Stockholders” for more details regarding the shares held by these entities.

Name of Stockholder	Number of Series F Convertible Preferred Stock	Total Purchase Price ($)
Entities affiliated with Accel(1)	4,439,486	14,840,722
Entities affiliated with Insight Partners(2)	22,435,663	74,999,998
Greenspring Secondary Fund III, L.P.(3)	1,672,741	5,591,793
Entities affiliated with OpenView Venture Partners(4)	1,366,327	4,567,484
________________
(1)Consists of 3,987,103 shares of our Series F preferred stock purchased by Accel Growth Fund III LP, 188,234 shares of our Series F preferred stock purchased by Accel Growth Fund III Strategic Partners LP, and 264,149 shares of our Series F preferred stock purchased by Accel Growth Fund Investors 2014 LLC (collectively, Accel). Accel collectively holds more than 5% of our outstanding capital stock. Andrew Braccia is a member of our board of directors and is a partner at Accel.
(2)Consists of 10,220,232 shares of our Series F preferred stock held by Insight Partners (Cayman) XI, L.P., 1,304,945 shares of our Series F preferred stock held by Insight Partners (Delaware) XI, L.P., 1,212,188 shares of our Series F preferred stock held by Insight Partners (EU) XI, S.C. Sp., 214,105 shares of our Series F preferred stock held by Insight Partners XI (Co-Investors) (B), L.P., 155,343 shares of our Series F preferred stock held by Insight Partners XI (Co-Investors), L.P., and 9,328,850 shares of our Series F preferred stock held by Insight Partners XI, L.P. Insight Partners collectively holds more than 5% of our outstanding capital stock.
(3)Greenspring Secondary Fund III, L.P. holds 1,672,741 shares of our Series F preferred stock, and together with its affiliated funds, holds more than 5% of our outstanding capital stock.
(4)Consists of 43,254 shares of our Series F preferred stock purchased by OpenView Affiliates Fund IV LP and 1,323,073 shares of our Series F preferred stock purchased by OpenView Venture Partners IV LP (collectively, OpenView Venture Partners). OpenView Venture Partners collectively holds more than 5% of our outstanding capital stock.
Employment Arrangements with Immediate Family Members of Our Chief Revenue Officer
Brad Satterwhite, the son of David A. Satterwhite, our Chief Revenue Officer, has served as our Senior Director, Business Operations, reporting to our Chief Operating Officer, since January 2021, and previously served as our Director, Business Operations, reporting to our Chief Operating Officer, from June 2020 to January 2021. For 2020 and the nine months ended September 30, 2021, Mr. Satterwhite’s total cash compensation was $111,523 and $163,596, respectively. In addition, in December 2020, Mr. Satterwhite was granted an option to purchase 20,000 shares of common stock at an exercise price of $2.65 per share. Mr. Satterwhite’s compensation was based on reference to external market practice of similar positions or internal pay equity when compared to the compensation paid to employees in similar positions who were not related to our Chief Revenue Officer.
Eric Wieber, the son-in-law of David A. Satterwhite, our Chief Revenue Officer, has served as our Senior Quality Engineer, reporting to our Chief Technology Officer organization, since May 2021, and previously served as our Senior Test Engineer, reporting to our Chief Technology Officer organization, from November 2018 to May 2021. For 2019, 2020, and the nine months ended September 30, 2021, Mr. Wieber’s total cash compensation was $115,062, $118,950, and $93,190, respectively. In addition, in April 2019, Mr. Wieber was granted an option to purchase 7,000 shares of common stock at an exercise price of $1.02 per share. Mr. Wieber’s compensation was based on reference to external market practice of similar positions or internal pay equity when compared to the compensation paid to employees in similar positions who were not related to our Chief Revenue Officer.
Investors’ Rights Agreement
We have entered into an amended and restated investors’ rights agreement with certain holders of our convertible preferred stock, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following this offering. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Lease Arrangements
We previously had two lease agreements for certain office spaces in San Francisco with Metrovation, LLC, which entity owns the buildings from which we leased this space. Our director, Darrell Benatar, is a member of Metrovation, LLC. The lease terms were considered to be consistent with market rates. We paid $346,174, and $940,602, $968,820, and $1,020,112 of rent under these lease agreements for the first quarter of 2021 and for the years ended December 31, 2018, 2019, and 2020, respectively. We terminated these lease agreements in April 2021 and have no further commitments under the agreements.
Indemnification Agreements
We have entered into indemnification agreements with each of our executive officers and directors, including those affiliated with certain of our 5% stockholders. The indemnification agreements and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our restated bylaws will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”
Policies and Procedures for Related-Person Transactions
Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our securities, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 30, 2021, and as adjusted to reflect the sale of our common stock offered by us in this offering assuming no exercise of the underwriters’ over-allotment option, for:
•each of our named executive officers;
•each of our directors;
•all of our current directors and executive officers as a group; and
•each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.
We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.
Applicable percentage ownership is based on 130,852,135 shares of our common stock outstanding as of September 30, 2021 and assumes the Capital Stock Conversion. Percentage ownership of our common stock after this offering also assumes the sale by us of 10,000,000 shares of common stock in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options and RSUs held by that person or entity that are currently exercisable or settleable or that will become exercisable or settleable within 60 days of September 30, 2021. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o UserTesting, Inc., 144 Townsend Street, San Francisco, California 94107.

	Shares Beneficially Owned Before this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	%	Shares	%
Named Executive Officers and Directors:
Andy MacMillan(1)	5,451,665	4.0%	5,451,665	3.7%
David A. Satterwhite(2)	1,090,332	*	1,090,332	*
Kaj van de Loo(3)	642,708	*	642,708	*
Darrell Benatar(4)	6,176,674	4.7%	6,176,674	4.4%
Andrew Braccia(5)	29,760,041	22.7%	29,760,041	21.1%
Tatyana Mamut(6)	30,694	*	30,694	*
Shannon Nash(7)	16,250	*	16,250	*
Cynthia Russo(8)	16,250	*	16,250	*
Alexander Wong(9)	11,624,466	8.9%	11,624,466	8.3%
All executive officers and directors as a group (13 persons)(10)	56,799,520	40.8%	56,799,520	38.1%
5% or Greater Stockholders:
Entities affiliated with Accel(5)	29,760,041	22.7%	29,760,041	21.1%
Entities affiliated with Greenspring Secondaries Fund IV, L.P.(11)	24,868,471	19.0%	24,868,471	17.7%
Entities affiliated with Insight Partners(12)	22,435,663	17.1%	22,435,663	15.9%
Entities affiliated with OpenView Venture Partners IV LP(13)	9,159,154	7.0%	9,159,154	6.5%

	Shares Beneficially Owned Before this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	%	Shares	%
Topiary Capital Fund I, LP(9)	11,624,466	8.9%	11,624,466	8.3%
Entities affiliated with Inspiration Ventures, L.P.(14)	6,622,210	5.1%	6,622,210	4.7%
________________
*Represents beneficial ownership of less than one percent.
(1)Represents 5,451,665 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2021.
(2)Represents (i) 224,718 shares of common stock and (ii) 865,614 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2021.
(3)Represents (i) 256,078 shares of common stock and (ii) 386,630 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2021.
(4)Represents 6,176,674 shares owned by The D&L Benatar 2014 Revocable Trust. Mr. Benatar is the manager and lifetime beneficiary of The D&L Benatar 2014 Revocable Trust and may be deemed to have beneficial ownership over the shares held by The D&L Benatar 2014 Revocable Trust.
(5)Represents 26,727,498 shares of our common stock held by Accel Growth Fund III LP, or Accel III, 1,261,825 shares of our common stock held by Accel Growth Fund III Strategic Partners LP, or Accel III Partners, and 1,770,718 shares of our common stock held by Accel Growth Fund Investors 2014 LLC, or Accel 2014. Accel Growth Fund III Associates L.L.C. is the general partner of each of Accel III and Accel III Partners. The managing members of Accel Growth Fund III Associates L.L.C. are Andrew Braccia, Sameer Gandhi, Ping Li, Tracy Sedlock, Ryan Sweeney, and Richard Wong. Accel Growth Fund III Associates L.L.C. has sole voting and dispositive power with regard to the shares held by Accel III and Accel III Partners, and its managing members share such powers. The managing members of Accel 2014 are Andrew Braccia, Sameer Gandhi, Ping Li, Tracy Sedlock, Ryan Sweeney, and Richard Wong, all of whom share voting and dispositive power with regard to the shares held by Accel 2014.
(6)Represents 30,694 shares of common stock subject to options that are exercisable within 60 days of September 30, 2021.
(7)Represents 16,250 shares of common stock subject to options that are exercisable within 60 days of September 30, 2021.
(8)Represents 16,250 shares of common stock subject to options that are exercisable within 60 days of September 30, 2021.
(9)Represents 11,624,466 shares of our common stock held by Topiary Capital Fund I, LP (Topiary LP). Topiary Capital Fund I GP, LLC (Topiary GP) is the general partner of Topiary LP and may be deemed to have sole voting and investment power over the shares held by Topiary LP. Alexander Wong is the managing director of Topiary GP and may be deemed to have sole voting and investment power over the shares held by Topiary LP. The address for each of Topiary LP and Topiary GP is c/o Topiary Capital Management Company, 330 E. Liberty St., Lower Level, Ann Arbor, Michigan 48104.
(10)Represents (i) 19,701,053 shares of common stock and (ii) 8,338,426 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2021.
(11)Represents 2,860,390 shares of our common stock held by Greenspring Global Partners VII-A LP (GGP VII-A), 275,958 shares of our common stock held by Greenspring Global Partners VII-C LP (GGP VII-C), 4,677,285 shares of our common stock held by Greenspring Opportunities III LP (GO III), 5,204,266 shares of our common stock held by Greenspring Secondaries Fund III, LP (GSF III), 7,973,597 shares of our common stock held by Greenspring Secondaries Fund IV, L.P. (GSF IV), 275,576 shares of our common stock held by Greenspring Secondaries Fund IV-D, L.P. (GSF IV-D), 382,309 shares of our common stock held by Greenspring Secondaries Fund IV-K, L.P. (GSF IV-K), and 3,219,090 shares of our common stock held by Greenspring SPV UT, L.P. (GSPV and, collectively with GGP VII-A, GGP VII-C, GO III, GSF III, GSF IV, GSF IV-D, and GSF IV-K, the Greenspring Funds). Greenspring Associates, LLC (Greenspring) is the investment manager of each of the Greenspring Funds. Greenspring has voting and dispositive power over the shares held by the Greenspring Funds pursuant to each Greenspring Fund’s limited partnership agreement and certain investment management agreements to which Greenspring and such Greenspring Funds are parties. Each of C. Ashton Newhall and James Lim may be deemed to have voting and dispositive power with respect to the shares held by the Greenspring Funds. Each of Greenspring, C. Ashton Newhall, and James Lim disclaims beneficial ownership of such shares, except to the extent of its or his proportionate pecuniary interest therein, if any. The address of each of the Greenspring Funds, Greenspring, C. Ashton Newhall, and James Lim is 100 Painters Mill Road, Suite 700, Owings Mills, Maryland 21117.
(12)Represents 10,220,232 shares of our common stock held by Insight Partners (Cayman) XI, L.P., 1,304,945 shares of our common stock held by Insight Partners (Delaware) XI, L.P., 1,212,188 shares of our common stock held by Insight Partners (EU) XI, S.C.Sp., 214,105 shares of our common stock held by Insight Partners XI (Co-Investors) (B), L.P., 155,343 shares of our common stock held by Insight Partners XI (Co-Investors), L.P., and 9,328,850 shares of our common stock held by Insight Partners XI, L.P. (collectively, the Fund XI Funds), each of which is indirectly controlled by Insight Holdings Group, LLC (Insight Holdings). Each of Jeffrey L. Horing, Deven Parekh, Jeffrey Lieberman, and Michael Triplett is a member of the board of managers of Insight Holdings and may be deemed to have shared voting and dispositive power over the shares held by each of the Fund XI Funds. The foregoing is not an admission by any of Jeffrey L. Horing, Deven Parekh,

Jeffrey Lieberman, or Michael Triplett that he is the beneficial owner of the shares held by the Fund XI Funds. The address for each of the foregoing persons is 1114 Avenue of the Americas, 36th Floor, New York, NY 10036.
(13)Represents 289,952 shares of our common stock held by OpenView Affiliates Fund IV LP and 8,869,202 shares of our common stock held by OpenView Venture Partners IV LP. The general partner of OpenView Affiliates Fund IV LP and OpenView Venture Partners IV LP is OpenView General Partner IV, LP. Scott Maxwell, Dan Demmer, John Craven, Blake Bartlett, Ricky Pelletier, Brian Carthas, Dan Heck, Tom Holohan, Tim Keebler, and Sanjiv Kalevar are members of the investment committee of OpenView General Partner IV, LP and may be deemed to have shared voting, investment, and dispositive power with respect to the shares held by these entities. The address of each of these entities is 303 Congress Street, Boston, Massachusetts 02210.
(14)Represents 4,308,800 shares of our common stock held by Inspiration Ventures, L.P., 1,709,965 shares of our common stock held by Inspiration Ventures Secondary Fund I, L.P., and 603,445 shares of our common stock held by UT 2016, LP. The general partner of Inspiration Ventures, L.P., Inspiration Ventures Secondary Fund I, L.P. and UT 2016, LP is Inspiration Capital Partners LLC. The managing members of Inspiration Capital Partners LLC are Gady Nemirovsky and Robert Fanini, all of whom share voting and dispositive power with regard to the shares held by Inspiration Capital Partners LLC. The address for each of these entities is 330 Primrose Road, Suite 612, Burlingame, CA 94010.

DESCRIPTION OF CAPITAL STOCK
The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We have adopted a restated certificate of incorporation and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation, restated bylaws, and our amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Upon the completion of this offering, our authorized capital stock will consist of 2,000,000,000 shares of our common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share.
Assuming the occurrence of the Capital Stock Conversion, as of September 30, 2021, there were outstanding:
•130,852,135 shares of our common stock, held by 380 stockholders of record;
•23,988,246 shares of our common stock issuable upon exercise of outstanding stock options; and
•2,156,000 shares of our common stock issuable upon the vesting and settlement of RSUs outstanding under our 2013 Plan.
Subsequent to September 30, 2021, we granted options to purchase 203,450 shares of common stock and RSUs settleable for 48,127 shares of common stock.
Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of convertible preferred stock outstanding at the time, the holders of shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for additional information.
Voting Rights
Holders of shares of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock
Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Options
As of September 30, 2021, we had outstanding options to purchase an aggregate of 23,988,246 shares of our common stock, with a weighted-average exercise price of $1.53 per share. Subsequent to September 30, 2021, we granted options to purchase 203,450 shares of common stock.
Restricted Stock Units
As of September 30, 2021, we had outstanding RSUs to be settled for an aggregate of 2,156,000 shares of our common stock under our 2013 Plan. Subsequent to September 30, 2021, we granted RSUs settleable for 48,127 shares of common stock.
Registration Rights
Following the completion of this offering, the holders of an aggregate of 120,365,635 shares of our common stock or their permitted transferees will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, Form S-3 registration rights and piggyback registration rights. In any registration made pursuant to such amended and restated investors’ rights agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts, selling commissions, and stock transfer taxes, will be borne by the holders of the shares being registered.
The registration rights terminate five years following the completion of this offering or, with respect to any particular stockholder, at the time that stockholder holds less than 1% of our outstanding capital stock and such stockholder can sell all of its shares during any 90-day period pursuant to Rule 144 of the Securities Act.
Demand Registration Rights
The holders of an aggregate of 110,851,103 shares of our common stock, or their permitted transferees, are entitled to demand registration rights. Under the terms of the amended and restated investors’ rights agreement, we will be required, upon the written request of holders of at least a majority of the shares that are entitled to registration rights under the amended and restated investors’ rights agreement, to register, as soon as practicable, (i) at least 30% of the then-outstanding registrable securities of such holders for public resale or (ii) a lesser percentage of such registrable securities for public resale if the aggregate offering price, net of underwriting discount and commissions, would exceed $20.0 million. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement. We may postpone the filing of a registration statement once for up to 180 days in a 12-month period if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in the amended and restated investors’ rights agreement, including during the period starting with 60 days prior to our good faith estimate of the date of filing and ending on a date 180 days after the effective date of certain of our offerings.
Form S-3 Registration Rights
The holders of an aggregate of 110,851,103 shares of our common stock, or their permitted transferees, are also entitled to Form S-3 registration rights. The holders representing at least 25% of the then-outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2.0 million. The holders may only require us to effect at most two registration statements on Form S-3 in any 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period, for a period of not more than 180 days if our board in good faith determines that the filing would be materially detrimental to us.
Piggyback Registration Rights
If we register any of our securities for public sale, holders of an aggregate of 120,365,635 shares of our common stock, or their permitted transferees, having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to participants in any company stock plan, a registration relating to an SEC Rule 145 transaction, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the common stock, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder. However, the number of shares to be registered by these holders cannot be reduced below 20% of the total shares covered by the registration statement, other than in the initial public offering.
Anti-Takeover Provisions
The provisions of the DGCL, our restated certificate of incorporation, and our restated bylaws following this offering could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Section 203 of the DGCL
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•before the stockholder became interested, our board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;
•subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Restated Certificate of Incorporation and Restated Bylaw Provisions
Our restated certificate of incorporation and our restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:
•Board of Directors Vacancies. Our restated certificate of incorporation and our restated bylaws will authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.
•Classified Board. Our restated certificate of incorporation and our restated bylaws will provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See “Management—Corporate Governance—Classified Board of Directors” for additional information.
•Directors Removed Only for Cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause.
•Supermajority Requirements for Amendments of Our Restated Certificate of Incorporation and Restated Bylaws. Our restated certificate of incorporation will further provide that the affirmative vote of holders of at least 66 2/3% of our outstanding common stock will be required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock (provided that if two-thirds of our board of directors has approved such amendment, then only the affirmative vote of holders of a majority of our outstanding common stock will be required to approve such amendment). The affirmative vote of holders of at least 66 2/3% of our outstanding common stock will be required to amend or repeal our restated bylaws (provided that if two-thirds of our board of directors has approved such amendment and submitted such amendment to our stockholders, then only the affirmative vote of holders of a majority of our outstanding common stock will be required to approve such amendment), although our restated bylaws may be amended by a simple majority vote of our board of directors.
•Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our restated certificate of incorporation and our restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.
•Issuance of Undesignated Preferred Stock. We anticipate that after the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
Choice of Forum
In addition, our restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our restated certificate of incorporation will also provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the Federal Forum Provision). While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies, to the fullest extent permitted by law, to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.
Exchange Listing
We have been approved to list our common stock on the NYSE under the symbol “USER.”

SHARES ELIGIBLE FOR FUTURE SALE
Before this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time.
Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding stock options and upon settlement of outstanding RSUs, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.
Upon the completion of this offering, based on the 130,852,135 shares of our common stock outstanding as of September 30, 2021, we will have a total of 140,852,135 shares of our common stock outstanding. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, only would be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and the provisions of our amended and restated investors’ rights agreement described in “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

Earliest Date Available for Sale in the Public Market	Number of Shares of Common Stock
The later of (i) the opening of trading on the second trading day on the NYSE immediately following the release of our earnings for the fiscal year ending December 31, 2021 and (ii) the opening of trading on the date that is 90 days after the date of this prospectus (the First Release Date).
Assuming the First Release Date occurs in mid-February 2022, up to approximately 27,000,000 shares of our common stock and other securities directly or indirectly convertible into or exchangeable or exercisable for our common stock (including vested and exercisable stock options outstanding as of the First Release Date, but excluding any unvested warrants, convertible securities, stock options or other equity awards issued by us as of the First Release Date), including:

•up to approximately 26,000,000 shares held by our current executive officers and directors, our founders (Darrell Benatar and David Garr, including their affiliated trusts and entities), and the stockholders who held shares of our preferred stock immediately prior to the consummation of the Capital Stock Conversion, comprised of:
◦up to approximately 13,000,000 shares, only if the closing price of our common stock is at least 10% greater than the initial public offering price per share set forth on the cover page of this prospectus for any 10 trading days out of the 15-consecutive trading day period on the NYSE ending on the closing of the first full trading day immediately prior to the First Release Date; and
◦up to an additional approximate 13,000,000 shares, only if the closing price of our common stock is at least 35% greater than the initial public offering price per share set forth on the cover page of this prospectus for any 10 trading days out of the 15-consecutive trading day period on the NYSE ending on the closing of the first full trading day immediately prior to the First Release Date; and
•up to approximately 1,000,000 shares held by our other security holders (with no condition relating to the closing price of our common stock).

The earlier of (i) immediately before the opening of trading on the second trading day on the NYSE immediately following the release of our earnings for the first fiscal quarter of the fiscal year ending December 31, 2022 and (ii) the date that is 180 days after the date of this prospectus.	All remaining shares held by our security holders not previously eligible for sale, subject to volume limitations applicable to “affiliates” under Rule 144 as described below.
Lock-Up/Market Standoff Agreements
We and each of our directors, our executive officers, and the holders of a substantial majority of all of our capital stock and securities convertible into or exercisable or exchangeable for our capital stock have entered into lock-up agreements with the underwriters pursuant to which, with limited exceptions, we and each of these persons or entities, for a period ending on the earlier of (i) immediately before the opening of trading on the second trading day on the NYSE immediately following the release of our earnings for the first fiscal quarter of the fiscal year ending December 31, 2022 and (ii) 180 days after the date of this prospectus (the restricted period), may not, and may not publicly disclose an intention to, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, and security holders in accordance with the rules and regulations of the SEC and securities that are convertible into or exercisable or exchangeable for our common stock) or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) with respect to us, file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock.
In the case of (1) and (2) above, the lock-up party acknowledges and agrees that the lock-up party is precluded from engaging in any hedging or other transaction designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than the lock-up party.
These agreements are described in the section titled “Underwriters.”
Notwithstanding the foregoing, beginning on the later of (i) the opening of trading on the second trading day on the NYSE immediately following the release of our earnings for the fiscal year ending December 31, 2021 and (ii) the opening of trading on the date that is 90 days after the date of this prospectus (the First Release Date):
(a)up to 10% of the aggregate number of shares of our common stock and other securities convertible into or exercisable or exchangeable for our common stock held by our current executive officers and directors, our founders (Darrell Benatar and David Garr, including their affiliated trusts and entities), and the stockholders who held shares of our preferred stock immediately prior to the consummation of the Capital Stock Conversion (including vested and exercisable stock options outstanding as of the First Release Date, but excluding any unvested warrants, convertible securities, stock options or other equity awards issued by us as of the First Release Date) may be sold, provided that such release will occur only if the closing price of our common stock is at least 10% greater than the initial public offering price per share set forth on the cover page of this prospectus for any 10 trading days out of the 15-consecutive trading day period on the NYSE ending on the closing of the first full trading day immediately prior to the First Release Date;
(b)up to an additional 10% of the aggregate number of shares of our common stock and other securities convertible into or exercisable or exchangeable for our common stock held by our current executive officers and directors, our founders (Darrell Benatar and David Garr, including their affiliated trusts and entities), and the stockholders who held shares of our preferred stock immediately prior to the consummation of the Capital Stock Conversion (including vested and exercisable stock options outstanding as of the First Release Date, but excluding any unvested warrants, convertible securities, stock options or other equity awards issued by us as of the First Release Date) may be sold, provided that such release will occur only if the closing price of our common stock is at least 35% greater than the initial public offering price per share set forth on the cover page of this prospectus for any 10 trading days out of the 15-consecutive trading day period on the NYSE ending on the closing of the first full trading day immediately prior to the First Release Date; and
(c)up to 20% of the aggregate number of shares of our common stock and other securities convertible into or exercisable or exchangeable for our common stock held by our other security holders (other than our current executive officers and directors, our founders, and the stockholders who held shares of our preferred stock immediately prior to the consummation of the Capital Stock Conversion) (including vested and exercisable stock options outstanding as of the First Release Date, but excluding any unvested warrants, convertible securities, stock options or other equity awards issued by us as of the First Release Date) may be sold, without regard to the closing price of our common stock.
The remaining holders of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock have not entered into lock-up agreements with the underwriters and, therefore, are not subject to the restrictions described above. These holders are subject to market standoff agreements with us that restrict their ability to transfer shares of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock, and we will not waive any of the restrictions of such market standoff agreements during the period ending 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, provided that we may waive such restrictions to the extent consistent with the terms of the lock-up agreements with the underwriters.
As a result of the foregoing, substantially all of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock are subject to a lock-up agreement or market standoff provisions during the restricted period.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding, which will equal approximately 1,408,521 shares immediately after this offering; or
•the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Stock Options and RSUs
As soon as practicable after the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options, RSUs, and the shares of our common stock reserved for issuance under our equity incentive plans. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701 and shares of common stock issued upon the settlement of RSUs. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.
Registration Rights
We have granted demand, piggyback, and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax or the Medicare contribution tax on net investment income, and does not deal with state or local taxes, U.S. federal gift or estate tax laws (except to the limited extent provided below), or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.
Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as:
•insurance companies, banks, and other financial institutions;
•tax-exempt organizations (including private foundations) and tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;
•non-U.S. governments and international organizations;
•broker-dealers and traders in securities;
•U.S. expatriates and certain former citizens or long-term residents of the United States;
•persons that own, or are deemed to own, more than 5% of our common stock;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;
•persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);
•persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and
•partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).
Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. In addition, if an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, entities treated as partnerships for U.S. federal income tax purposes holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences that may be relevant to them.
Furthermore, the discussion below is based upon the provisions of the Code, Treasury regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue

Service (IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or that the IRS will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.
PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.
For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock that is not a U.S. Holder or a partnership for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
If you are an individual non-U.S. citizen, you may be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted.
Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.
Distributions
We do not anticipate paying any dividends on our capital stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions made to a Non-U.S. Holder of our common stock will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under “—Gain on Disposition of Our Common Stock.”
Any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.
See also the section below titled “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.
Gain on Disposition of Our Common Stock
Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless (1) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in the common stock.
If you are a Non-U.S. Holder, gain described in (1) above will be subject to tax on the net gain derived from the sale at the regular U.S. federal income tax rates applicable to U.S. persons. If you are a corporate Non-U.S. Holder, gain described in (1) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (2) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (3) above, in general, we would be a United States real property holding corporation if United States real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market for purposes of the relevant rules. There can be no assurance that our common stock will qualify as regularly traded on an established securities market for this purpose.
U.S. Federal Estate Tax
The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.
Backup Withholding and Information Reporting
Generally, we or an applicable withholding agent must report information to the IRS with respect to any distributions we pay on our common stock, including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.
Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.
Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you are able to obtain a tax refund or credit of the overpaid amount.
Foreign Accounts
In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act (FATCA) on certain types of payments, including dividends on our common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed in the paragraph below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph is not generally subject to reduction under income tax treaties with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under previously finalized Treasury Regulations and administrative guidance, withholding under FATCA generally also would apply to payments of gross proceeds from the sale or other disposition of common stock, but proposed Treasury Regulations provide that no withholding will apply with respect to payments of gross proceeds with respect to the disposition of our common stock. The preamble to the proposed regulations specifies that taxpayers are permitted to rely on such proposed Treasury Regulations pending finalization.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

UNDERWRITERS
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	3,350,000
J.P. Morgan Securities LLC	3,050,000
Piper Sandler & Co.	468,750
Truist Securities, Inc.	468,750
William Blair & Company, L.L.C.	468,750
Canaccord Genuity LLC	418,750
Needham & Company, LLC	418,750
Oppenheimer & Co. Inc.	418,750
Raymond James & Associates, Inc.	418,750
Robert W. Baird & Co. Incorporated	418,750
Loop Capital Markets LLC	50,000
Academy Securities, Inc.	50,000
Total	10,000,000
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,500,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,500,000 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$14.00	$140,000,000	$161,000,000
Underwriting discounts and commissions to be paid by us	$0.98	$9,800,000	$11,270,000
Proceeds, before expenses, to us	$13.02	$130,200,000	$149,730,000
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $6.0 million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $40,000. The underwriters have agreed to reimburse us upon the closing of this offering for certain expenses incurred by us in connection with this offering.
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
We have been approved to list our common stock on NYSE under the trading symbol “USER.”
We and each of our directors, our executive officers, and the holders of a substantial majority of all of our capital stock and securities convertible into or exercisable or exchangeable for our capital stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters, and subject to certain exceptions, will not, and will not publicly disclose an intention to, during the period ending on the earlier of (i) immediately before the opening of trading on the second trading day on the NYSE immediately following the release of our earnings for the first fiscal quarter of the fiscal year ending December 31, 2022 and (ii) the date that is 180 days after the date of this prospectus, referred to as the restricted period:
(A)offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, and security holders in accordance with the rules and regulations of the SEC and securities that are convertible into or exercisable or exchangeable for our common stock);
(B)enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or
(C)file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;
whether any such transaction described in (A) or (B) above is to be settled by delivery of common stock or such other securities, in cash, or otherwise. In addition, we and each such person or entity have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters, we or such other person or entity will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock.
In the case of (A) and (B) above, the lock-up party acknowledges and agrees that the lock-up party is precluded from engaging in any hedging or other transaction designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than the lock-up party.
Notwithstanding the foregoing, beginning on the later of (i) the opening of trading on the second trading day on the NYSE immediately following the release of our earnings for the fiscal year ending December 31, 2021 and (ii) the opening of trading on the date that is 90 days after the date of this prospectus (the First Release Date):
(1)up to 10% of the aggregate number of shares of our common stock and other securities convertible into or exercisable or exchangeable for our common stock held by our current executive officers and directors, our founders (Darrell Benatar and David Garr, including their affiliated trusts and entities), and the stockholders who held shares of our preferred stock immediately prior to the consummation of the Capital Stock Conversion (including vested and exercisable stock options outstanding as of the First Release Date, but excluding any unvested warrants, convertible securities, stock options or other equity awards issued by us as of the First Release Date) may be sold, provided that such release will occur only if the closing price of our common stock is at least 10% greater than the initial public offering price per share set forth on the cover page of this prospectus for any 10 trading days out of the 15-consecutive trading day period on the NYSE ending on the closing of the first full trading day immediately prior to the First Release Date;
(2)up to an additional 10% of the aggregate number of shares of our common stock and other securities convertible into or exercisable or exchangeable for our common stock held by our current executive officers and directors, our founders (Darrell Benatar and David Garr, including their affiliated trusts and entities), and the stockholders who held shares of our preferred stock immediately prior to the consummation of the Capital Stock Conversion (including vested and exercisable stock options outstanding as of the First Release Date, but excluding any unvested warrants, convertible securities, stock options or other equity awards issued by us as of the First Release Date) may be sold, provided that such release will occur only if the closing price of our common stock is at least 35% greater than the initial public offering price per share set forth on the cover page of this prospectus for any 10 trading days out of the 15-consecutive trading day period on the NYSE ending on the closing of the first full trading day immediately prior to the First Release Date; and
(3)up to 20% of the aggregate number of shares of our common stock and other securities convertible into or exercisable or exchangeable for our common stock held by our other security holders (other than our current executive officers and directors, our founders, and the stockholders who held shares of our preferred stock immediately prior to the consummation of the Capital Stock Conversion) (including vested and exercisable stock options outstanding as of the First Release Date, but excluding any unvested warrants, convertible securities, stock options or other equity awards issued by us as of the First Release Date) may be sold, without regard to the closing price of our common stock.
The restrictions described in (A)–(C) above are subject to certain exceptions, including the following:
(a)transactions relating to shares of our common stock or other securities acquired in this offering or in open market transactions after the completion of this offering, provided that no public announcement or filing under Section 16(a) of the Exchange Act or any other public filing or disclosure reporting a reduction in beneficial ownership of shares of our common stock, shall be required or shall be voluntarily made during the restricted period in connection with subsequent sales of our common stock or other securities acquired either in this offering or in such open market transactions;
(b)transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock (i) as a bona fide gift, or to a charitable organization or educational institution or (ii) for bona fide estate planning purposes, in each case, in a transfer not involving a disposition for value;
(c)transfers or dispositions of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock to (i) any member of the immediate family of the lock-up party or any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to any beneficiary (including such beneficiary’s estate), and (ii) in a transaction not involving a disposition for value;

(d)transfers or dispositions of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock to any corporation, partnership, limited liability company, or other entity all of the beneficial ownership interests of which are held by the lock-up party or the immediate family of the lock-up party in a transaction not involving a disposition for value;
(e)transfers or dispositions of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock (i) by will, other testamentary document, or intestate succession to the legal representative, heir, beneficiary, or a member of the immediate family of the lock-up party upon the death of the lock-up party, or (ii) by operation of law pursuant to orders of a court or regulatory agency, in connection with a negotiated divorce settlement, or pursuant to a qualified domestic relations order;
(f)if the lock-up party is a corporation, partnership, limited liability company, trust, or other entity, (x) transfers or dispositions of shares of our common stock or other securities convertible into or exercisable or exchangeable for our common stock to another corporation, member, managers, partnership, limited liability company, trust, or other entity (or in each case its nominee or custodian) that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the lock-up party, or to an investment fund or other entity that controls or manages, or is under common control with, the lock-up party or affiliates of the lock-up party, or (y) distributions of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock to partners, members, managers, stockholders, beneficiaries, or other equity holders of the lock-up party (or in each case its nominee or custodian);
(g)(i) transfers or dispositions of shares of our common stock or other securities to us in connection with the conversion of any convertible security into, the vesting or settlement of restricted stock units or the exercise of any option or warrant for, shares of our common stock (including by way of “net” or “cashless” exercise solely to cover withholding tax obligations in connection with such exercise or transfer to us for the payment of taxes as a result of such vesting, settlement or exercise) and (ii) solely with respect to options for shares of our common stock that are expiring by their terms during the restricted period, any transfer of shares of our common stock for the payment of the exercise price, tax, withholdings or remittance payments due as a result of the exercise of such options, and any transfer necessary to generate such amount of cash needed for the payment of the exercise price and reasonably estimated taxes due as a result of the exercise of such options whether by means of a “net settlement” or otherwise; provided that (A) any such shares of our common stock received by the lock-up party following any transfers noted in this clause (g) shall be subject to the terms of the lock-up agreement, (B) except as set forth in (C), no public announcement or filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure reporting a reduction in beneficial ownership of shares of our common stock, shall be voluntarily made during the restricted period, and (C) to the extent a filing under Section 16(a) of the Exchange Act is required during the restricted period as a result of such transfers or dispositions pursuant to this clause (g), it shall clearly indicate that the filing relates to the circumstances described in this clause (g);
(h)the establishment of a trading plan on behalf of our stockholders, officers, or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock; provided that (i) such plan does not provide for the transfer of our common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of our common stock may be made under such plan during the restricted period;
(i)transfers of shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock to us pursuant to arrangements under which we have the option to repurchase such shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock or a right of first refusal with respect to such securities;
(j)(i) transfers of shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction, that is approved by our board of directors, made to all holders of the our capital stock involving a Change of Control (as defined below) and (ii) entry into any lock-up, voting, or similar agreement pursuant to which the lock-up party may agree to transfer, sell, tender, or otherwise dispose of shares of our common stock or such other securities in connection with a transaction described in (i) above; provided that, in the event that such tender offer, merger, consolidation, or other similar transaction is not completed, the shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock beneficially owned by the lock-up party shall remain subject to the restrictions contained in the lock-up agreement. For purposes of this clause (j), “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than us or the underwriters in this offering, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of the total voting power of our voting stock (or the surviving entity’s voting stock);
(k)in connection with the reclassification, repurchase, redemption, conversion, or exchange of the our common stock or outstanding preferred stock in connection with the consummation of this offering; provided that any securities received by the lock-up party as a result shall be subject to the restrictions set forth in the lock-up agreement; or
(l)transactions as permitted by the prior written consent of the representatives on behalf of the underwriters;
provided, in the case of any transfer, disposition, or distribution pursuant to clauses (b) through (f), that (i) each transferee, donee, or distributee shall sign and deliver a lock‑up agreement and (ii) no public announcement or filing under Section 16(a) of the Exchange Act or any other public filing or disclosure reporting a reduction in beneficial ownership of shares of our common stock, shall be required or shall be voluntarily made during the restricted period with respect to such transfer, disposition, or distribution (other than, in the case of a transfer or other disposition pursuant to clause (e) above, any Form 4 or Form 5 required to be filed under the Exchange Act if the lock-up party is subject to Section 16 reporting with respect to us under the Exchange Act, any such filing will indicate by footnote disclosure or otherwise the nature of the transfer or disposition).
Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. The remaining holders of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock have not entered into lock-up agreements with the underwriters and, therefore, are not subject to the restrictions described above. These holders are subject to market standoff agreements with us that restrict their ability to transfer shares of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock, and we will not waive any of the restrictions of such market standoff agreements during the period ending 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, provided that we may waive such restrictions to the extent consistent with the terms of the lock-up agreements with the underwriters.
In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of our common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Directed Share Program
At our request, the underwriters have reserved up to 5% of the shares of our common stock offered by this prospectus for sale, at the initial public offering price, to eligible participants in our contributor network through a directed share program. We do not know if these parties will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus. Shares sold through the directed share program will not be subject to a lock-up restriction. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the shares reserved for the directed share program. The sales will be administered by Morgan Stanley & Co. LLC, an underwriter in this offering.
Selling Restrictions
European Economic Area
This prospectus has been prepared on the basis that any offer of our common stock in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of common stock. Accordingly, any person making or intending to make an offer in that Member State of shares of common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of common stock in circumstances in which an obligation arises for us or any of the underwriters to publish or supplement a prospectus for such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of common stock through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the common stock contemplated in this prospectus. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).
In relation to each Member State of the EEA, each underwriter has represented and agreed that it has not made and will not make an offer of shares of common stock which are the subject of the offering contemplated by this prospectus to the public in that Member State, except that it may make an offer of such common stock to the public in that Member State:
(a)to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
This prospectus has been prepared on the basis that any offer of shares of common stock in the United Kingdom (the UK) will be made pursuant to an exemption from the obligation to publish a prospectus under section 85 of the Financial Services and Markets Act 2000 (the FSMA). Accordingly, any person making or intending to make an offer in the UK may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to the UK Prospectus Regulation, in each case in relation to such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of common stock in circumstances in which an obligation arises for us or any of the underwriters to publish or supplement a prospectus for such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the shares of common stock contemplated in this prospectus. The expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 in the United Kingdom.
In relation to the UK, each underwriter has represented and agreed that it has not made and will not make an offer of shares of common stock which are the subject of the offering contemplated by this prospectus to the public in the UK, except that it may make an offer of such shares to the public in the UK:
(a)to any legal entity which is a qualified investor as defined in the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined in the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)in any other circumstances falling within section 86 of the FSMA;
provided that no such offer of shares shall require us or any underwriters to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares.
Each underwriter has represented and agreed that:
(a)it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b)it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.
Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in shares of our common stock. The shares of common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (the FinSA) and no application has or will be made to admit the shares of common stock to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take into account the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.
Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the FIEL) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (QII)
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 - 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 - 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the Addressed Investors); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 - 1968, subject to certain conditions (the Qualified Investors). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 - 1968. We have not and will not distribute this prospectus or make, distribute, or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.
Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 - 1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 - 1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 - 1968: (a) for its own account, (b) for investment purposes only, and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 - 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address, and passport number or Israeli identification number.

LEGAL MATTERS
Fenwick & West LLP, Mountain View, California, which has acted as our counsel in connection with this offering, has passed upon the validity of the issuance of the shares of our common stock offered by this prospectus. Latham & Watkins LLP, Menlo Park, California, is acting as counsel to the underwriters.
CHANGE IN ACCOUNTANTS
On April 22, 2020, we replaced Armanino LLP as our independent auditors and retained Ernst & Young LLP as our independent registered public accounting firm. The decision to change our independent auditors was approved by the audit committee of our board of directors.
Armanino LLP did not issue a report on our audited financial statements for either of the years ended December 31, 2019 or December 31, 2020. We had no disagreements with Armanino LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Armanino LLP to make reference in connection with its opinion to the subject matter of the disagreement during the two fiscal years prior to its replacement and the subsequent interim period ended April 22, 2020. During the two most recent fiscal years preceding our replacement of Armanino LLP, and the subsequent interim period ended April 22, 2020, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.
During the two years ended December 31, 2019 and through the subsequent interim period ended April 22, 2020, neither we, nor anyone acting on our behalf, consulted with Ernst & Young LLP on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, or any other matter that was the subject of a disagreement as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC.
Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.
We also maintain a website at www.usertesting.com. Upon the completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

USERTESTING, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of UserTesting, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of UserTesting, Inc. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2020.
San Jose, California
June 11, 2021

USERTESTING, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	As of December 31,		As of September 30,
	2019	2020	2021
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$21,757	$96,972	$64,893
Accounts receivable, net	19,110	24,267	31,436
Costs capitalized to obtain revenue contracts, current	3,060	5,231	7,216
Prepaid expenses and other current assets	1,580	3,067	6,265
Total current assets	45,507	129,537	109,810
Property and equipment, net	521	1,292	2,829
Operating lease right-of-use assets	—	—	16,767
Intangible assets, net	803	2,194	1,528
Goodwill	—	8,785	8,785
Costs capitalized to obtain revenue contracts, non-current	6,391	9,119	11,346
Other long-term assets	152	826	5,680
Total Assets	$53,374	$151,753	$156,745
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,187	$1,214	$1,599
Deferred revenue	41,716	57,608	73,444
Customer deposits	3,939	5,207	6,155
Notes payable	2,500	—	—
Operating lease liabilities, current	—	—	4,769
Accrued expenses and other current liabilities	13,041	24,030	21,361
Total current liabilities	62,383	88,059	107,328
Operating lease liabilities, non-current	—	—	13,780
Other long-term liabilities	176	2,526	1,531
Total Liabilities	62,559	90,585	122,639
Commitments and contingencies (Note 8)
Convertible preferred stock, $0.00001 par value per share: 80,937, 110,851 and 110,851 shares authorized, 80,937, 110,851 and 110,851 shares issued and outstanding at December 31, 2019, and 2020, and September 30, 2021 (unaudited), respectively; aggregate liquidation preferences of $102,011, $202,011 and $202,011 as of December 31, 2019, 2020, and September 30, 2021 (unaudited), respectively	101,647	201,531	201,531
Stockholders’ deficit:
Common stock and capital in excess of par value, $0.0001 par value per share: 161,761, 161,761 and 163,907 shares authorized at December 31, 2019, and 2020, and September 30, 2021 (unaudited), respectively; 15,716, 17,948 and 20,001 shares issued and outstanding at December 31, 2019, 2020, and September 30, 2021 (unaudited), respectively	7,666	12,118	18,859
Accumulated deficit	(118,498)	(152,481)	(186,284)
Total Stockholders’ Deficit	(110,832)	(140,363)	(167,425)
Total Liabilities, Convertible Preferred Stock and Stockholders’ Deficit	$53,374	$151,753	$156,745
The accompanying notes are an integral part of these consolidated financial statements.

USERTESTING, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Revenue
Subscription	$68,607	$93,374	$66,622	$96,883
Professional services	8,026	8,821	6,184	8,031
Total revenue	76,633	102,195	72,806	104,914
Cost of revenue
Subscription	15,193	21,441	15,744	21,230
Professional services	7,858	8,126	5,939	6,247
Total cost of revenue	23,051	29,567	21,683	27,477
Gross profit	53,582	72,628	51,123	77,437
Operating expenses:
Sales and marketing	37,256	59,737	42,593	62,512
Research and development	20,845	27,897	20,174	29,128
General and administrative	15,177	18,960	13,950	19,817
Total operating expenses	73,278	106,594	76,717	111,457
Loss from operations	(19,696)	(33,966)	(25,594)	(34,020)
Interest income, net	118	136	90	103
Other income, net	93	747	162	683
Loss before provision for income taxes	(19,485)	(33,083)	(25,342)	(33,234)
Provision for income taxes	82	900	794	569
Net loss	$(19,567)	$(33,983)	$(26,136)	$(33,803)
Net loss per share attributable to common stockholders, basic and diluted	$(1.31)	$(2.10)	$(1.63)	$(1.80)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	14,954	16,210	16,015	18,798
The accompanying notes are an integral part of these consolidated financial statements.

USERTESTING, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands)

	Convertible preferred stock		Common stock and capital in excess of par value		Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance as of January 1, 2019	71,193	$79,786	14,728	$3,778	$(103,901)	$(100,123)
Issuance of Series E convertible preferred stock net of issuance cost of $139	9,744	21,861	—	—	—	—
Cumulative effect upon adoption of Topic 606	—	—	—	—	5,507	5,507
Issuance of common stock upon exercise of stock options	—	—	1,513	1,123	—	1,123
Stock-based compensation expense	—	—	—	2,765	—	2,765
Repurchase of common stock	—	—	(525)	—	(537)	(537)
Net loss	—	—	—	—	(19,567)	(19,567)
Balance as of December 31, 2019	80,937	$101,647	15,716	$7,666	$(118,498)	$(110,832)
Issuance of Series F convertible preferred stock net of issuance cost of $117	29,914	99,884	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	2,232	1,905	—	1,905
Stock-based compensation expense	—	—	—	2,547	—	2,547
Net loss	—	—	—	—	(33,983)	(33,983)
Balance as of December 31, 2020	110,851	$201,531	17,948	$12,118	$(152,481)	$(140,363)

	Convertible preferred stock		Common stock and capital in excess of par value		Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	80,937	$101,647	15,716	$7,666	$(118,498)	$(110,832)
Issuance of Series F convertible preferred stock net of issuance cost of $117 (unaudited)	29,914	99,884	—	—	—	—
Issuance of common stock upon exercise of stock options (unaudited)	—	—	790	632	—	632
Stock-based compensation expense (unaudited)	—	—	—	1,842	—	1,842
Net loss (unaudited)	—	—	—	—	(26,136)	(26,136)
Balance as of September 30, 2020 (unaudited)	110,851	$201,531	16,506	$10,140	$(144,634)	$(134,494)

	Convertible preferred stock		Common stock and capital in excess of par value		Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	110,851	$201,531	17,948	$12,118	$(152,481)	$(140,363)
Issuance of common stock upon exercise of stock options and vesting of restricted stock awards (unaudited)	—	—	2,053	1,822	—	1,822
Stock-based compensation expense (unaudited)	—	—	—	4,919	—	4,919
Net loss (unaudited)	—	—	—	—	(33,803)	(33,803)
Balance as of September 30, 2021 (unaudited)	110,851	$201,531	20,001	$18,859	$(186,284)	$(167,425)
The accompanying notes are an integral part of these consolidated financial statements.

USERTESTING, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Cash flows from operating activities:
Net loss	$(19,567)	$(33,983)	$(26,136)	$(33,803)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	652	865	602	1,204
Stock-based compensation expense	2,765	2,547	1,842	4,919
Provision for allowance for doubtful accounts	47	89	72	154
Amortization of costs capitalized to obtain revenue contracts	2,140	4,062	2,821	4,757
Deferred income taxes	—	136	136	—
Changes in operating assets and liabilities:
Accounts receivable	(6,482)	(5,093)	2,067	(7,323)
Costs capitalized to obtain revenue contracts	(6,946)	(8,961)	(5,698)	(8,969)
Prepaid expenses and other assets	(388)	(2,113)	(2,969)	(2,877)
Accounts payable	670	(178)	(616)	366
Accrued liabilities	8,917	8,135	6,410	(821)
Deferred revenue	9,323	15,858	6,677	15,836
Other liabilities	197	4,331	2,130	552
Net cash used in operating activities	(8,672)	(14,305)	(12,662)	(26,005)
Cash flows from investing activities:
Purchase of property and equipment	(474)	(1,002)	(365)	(1,955)
Purchase of intangible assets	(963)	(150)	(150)	(150)
Acquisition of business, net of cash acquired	—	(8,617)	(8,617)	—
Net cash used in investing activities	(1,437)	(9,769)	(9,132)	(2,105)
Cash flows from financing activities:
Proceeds from the issuance of convertible preferred stock, net of issuance costs	21,861	99,884	99,884	—
Payment of deferred offering costs	—	—	—	(4,025)
Repayments of note payable	(1,500)	(2,500)	—	—
Proceeds from note payable	2,000	—	—	—
Payment of deferred purchase consideration	—	—	—	(1,766)
Repurchase of common stock	(537)	—	—	—
Proceeds from issuance of common stock upon exercise of stock options	1,123	1,905	632	1,822
Net cash provided by (used in) financing activities	22,947	99,289	100,516	(3,969)
Net increase (decrease) in cash and cash equivalents	12,838	75,215	78,722	(32,079)
Cash and cash equivalents, beginning of period	8,919	21,757	21,757	96,972
Cash and cash equivalents, end of period	$21,757	$96,972	$100,479	$64,893
Supplemental disclosures of cash flow information:
Cash paid for interest	$59	$116	$106	$—
Cash paid for income taxes	$13	$29	$—	$—
Non-cash investing and financing activities:
Deferred purchase consideration from acquisition	$—	$1,766	$1,766	$—
Purchases of property and equipment included in accounts payable	$—	$88	$106	$107
Deferred offering costs in accrued liabilities	$—	$—	$—	$1,151
The accompanying notes are an integral part of these consolidated financial statements.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
1. Summary of Business and Significant Accounting Policies
Description of Business
UserTesting, Inc. and its subsidiaries (together, UserTesting or the Company) provide developers, designers, and product managers access to a video-first, enterprise-grade software-as-a-service (SaaS) platform that enables organizations to see and hear the experiences of real people as they narrate their thoughts out loud while engaging with products, designs, apps, processes, concepts, and brands. The Company was incorporated in the state of California and commenced operations on May 30, 2007. In September 2021, the Company was reincorporated in the State of Delaware. Other than the change in corporate domicile, the reincorporation did not result in any change in the business, physical location, management, assets, liabilities, or total stockholders’ deficit of the Company, nor did it result in any change in location of the Company’s employees, including the Company's management. Additionally, the reincorporation did not alter any stockholders’ percentage ownership interest or number of shares owned in the Company. The Company is headquartered in San Francisco and has offices located in Atlanta, Sunnyvale, and Oslo, Norway.
Fiscal Year
The Company’s fiscal year ends on December 31. References to fiscal 2020, for example, refer to the fiscal year ended December 31, 2020.
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and include the accounts of UserTesting, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Unaudited Interim Consolidated Financial Statements
The accompanying interim consolidated balance sheet as of September 30, 2021, the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for the nine months ended September 30, 2020 and 2021 and amounts relating to the interim periods included in the accompanying notes to the interim consolidated financial statements are unaudited. The unaudited interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the SEC) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2021 and its results of operations and cash flows for the nine months ended September 30, 2020 and 2021. The results for the nine months ended September 30, 2021 are not necessarily indicative of the results expected for the year or any other periods.
Emerging Growth Company Status
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies.
The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the Company’s consolidated financial statements may not be comparable to financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards based on public company effective dates.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
The Company will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the Company’s total annual gross revenue is at least $1.07 billion, (ii) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which the Company issued more than $1.0 billion in non-convertible debt securities during the prior three-year period, or (iv) the date on which the Company becomes a large accelerated filer.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and the estimates and judgments are subject to adjustment. Significant items subject to such estimates and assumptions include, but are not limited to, the estimated expected period of benefit for deferred contract acquisition costs, the determination of standalone selling price (SSP) for its performance obligations, the allowance for doubtful accounts, the useful lives of long-lived intangible assets, the value of common stock and other assumptions used to measure stock-based compensation, the fair value of assets acquired and liabilities assumed for business combinations, lease term and incremental borrowing rate for lease liabilities, and the valuation of deferred income tax assets and uncertain tax positions. Actual results could differ from those estimates.
COVID-19
In December 2019, an outbreak of COVID-19 was first identified and by March 2020, the World Health Organization declared COVID-19 a global pandemic. Governments and municipalities across the United States and the world have instituted measures to slow infection rates, including orders to shelter-in-place, travel restrictions, and mandated business closure. The global economic impacts of COVID-19 are significant and continue to evolve, as exhibited by, among other things, a rise in unemployment, changes in consumer behavior, and market volatility.
In response to the COVID-19 pandemic, the Company has temporarily required its employees to work remotely, implemented travel restrictions for all non-essential business, reduced hiring, and shifted certain of its conferences to virtual-only, and it may similarly alter, postpone, or cancel events in the future. This has resulted in a reduction in certain operating expenses during the COVID-19 pandemic, such as travel and entertainment. However, these savings were offset by other investments across the business, such that operating expenses were not materially impacted, and the Company expects to reassess these temporary measures as the COVID-19 pandemic and vaccination programs continue to develop. In addition, its revenue generation has not been significantly affected by the COVID-19 pandemic, as the loss of certain existing customers and the inability of certain existing customers to make payments when due as a result of the adverse impact of COVID-19 on those customers’ businesses was generally offset by new customer acquisition. Driven by the acceleration of digital transformation initiatives in response to the COVID-19 pandemic, the Company believes some customers, including those customers with predominantly physical operations, turned to the Company’s platform to quickly build out or add sophistication to their digital customer experiences. Additionally, some new customers leveraged its platform to create a more seamless integration between their online and offline presence. Overall, there has not been a material impact to the Company’s business as a result of COVID-19.
Concentrations of Risks, Significant Customers and Investments
The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains its cash and cash equivalents with high-quality financial institutions with investment-grade ratings. A majority of the cash balances are with U.S. banks and are insured up to the Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on its cash and cash equivalents.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
No single customer accounted for more than 10% of accounts receivable as of December 31, 2019, December 31, 2020 and September 30, 2021. No single customer accounted for more than 10% of total revenue during the years ended December 31, 2019 or 2020 and during the nine months ended September 30, 2020 or 2021.
The Company relies on the technology, infrastructure, and software applications, including software-as-a-service offerings, of third parties in order to host or operate certain key products and functions of its business.
Comprehensive Loss
Comprehensive loss is comprised of net loss and other comprehensive income (loss). The Company has no components of other comprehensive income (loss). Therefore, net loss equals comprehensive loss for all periods presented and, accordingly, the Consolidated Statements of Comprehensive Loss is not presented in a separate statement.
Segment Information
The Company operates in one operating segment. An operating segment is defined as a component of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Chief Executive Officer. The Company’s chief operating decision maker is responsible for allocating resources and evaluating the Company’s financial performance.
Cash and Cash Equivalents
The Company considers highly liquid investments with original maturities of three months or less to be cash and cash equivalents. Cash equivalents consist of institutional money market funds denominated in U.S. dollars.
Fair Value Measurements
The Company categorizes assets and liabilities recorded at fair value on its consolidated balance sheets based on the accounting guidance framework for measuring fair value on either a recurring or nonrecurring basis, whereby inputs used in valuation techniques are assigned a hierarchical level.
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires it to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. U.S. GAAP describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, to measure the fair value:
Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Inputs are unobservable based on the Company’s own assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.
Fair value estimates are made at a specific point in time based on relevant market information and information about the financial or nonfinancial asset or liability.
Financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. The Company’s investment portfolio consists of money market funds, which are carried at fair value. The Company has determined the carrying value to be equal to the fair value and has classified these investments as Level 1 financial instruments.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
Accounts Receivable, Net
Accounts receivable, net, are recorded at the invoiced amount, net of allowance for doubtful accounts, and are not interest bearing nor secured by collateral. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts, considering a combination of factors including the Company’s customers’ financial condition and collection history, the age of open receivables and the current payment terms. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. To date, allowances for doubtful accounts have not been material.
Property and Equipment, Net
Property and equipment, net, are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of three to five years for computer equipment, furniture and fixtures, and software. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful life. Expenditures for maintenance and repairs, which do not significantly extend the useful lives of the assets, are expensed as incurred.
The following table presents the Company’s property and equipment, net of accumulated depreciation and amortization, by geographic region (in thousands):

	As of December 31,		As of September 30,
	2019	2020	2021
			(unaudited)
United States	$421	$1,019	$2,533
United Kingdom	100	272	293
Rest of the world	—	1	3
Total property and equipment, net	$521	$1,292	$2,829
Impairment of Long-Lived Assets (including Goodwill and Intangible Assets)
Long-lived assets with finite lives include property and equipment and acquired intangible assets. The Company evaluates long-lived assets, including acquired intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparing the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group.
Goodwill is not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill impairment is recognized when the carrying value of the reporting unit exceeds its fair value, in which case an impairment charge is recorded. The Company did not recognize any impairment charges during the years ended December 31, 2019 and 2020 and during the nine months ended September 30, 2020 and 2021.
Deferred Offering Costs
Deferred offering costs, which mainly consist of direct incremental legal, accounting, and consulting fees relating to the Company’s proposed initial public offering (IPO) of its common stock, are capitalized in “Other long-term assets” in the accompanying consolidated balance sheets. The deferred offering costs will be offset against IPO proceeds upon the consummation of an IPO. In the event the planned IPO is terminated, the deferred offering costs will be expensed. There were no material deferred offering costs recorded as of December 31, 2019 and 2020. As of September 30, 2021, there was $5.1 million of deferred offering costs capitalized.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
Revenue Recognition
The Company adopted the requirements of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) on January 1, 2019. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, Topic 606 and Subtopic 340-40 are referred as the “new standard.” The Company adopted the new standard utilizing the modified retrospective approach and applied the new standard to contracts that were not completed as of the adoption date, therefore all periods presented reflect the application of the new standard. The Company evaluated contracts that were not complete as of January 1, 2019 as if they had been accounted for under Topic 606 from the contract inception. The Company recognized the cumulative effect of initially applying Topic 606 as an adjustment to retained earnings in the balance sheet as of January 1, 2019. The primary impact from adoption relates to the capitalization and amortization of certain incremental costs of obtaining customer contracts under Subtopic 340-40 of the new standard. Previously, such costs were expensed in the period the related customer contracts were obtained.
The Company derives its revenues from two sources: (1) subscription fees from customers accessing the Company’s platform, and from customers paying for additional support; and (2) professional services and training. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services, net of any taxes collected from customers (e.g., sales and other indirect taxes), which are subsequently remitted to government authorities.
The Company determines revenue recognition through the following steps:
•Identification of the contract, or contracts, with a customer;
•Identification of the performance obligations in the contract;
•Determination of the transaction price;
•Allocation of the transaction price to the performance obligations in the contract; and
•Recognition of revenue when, or as, the Company satisfies a performance obligation.
Subscription Revenue
Subscription revenue primarily consists of subscription fees from customer agreements to access the Company’s platform, as well as additional support services. The Company’s customers do not have the ability to take possession of its software. The Company recognizes revenue for subscription fees and additional support services on a straight-line basis over the term of the contract beginning on the date access to the Company’s platform is granted, as the underlying service is a stand-ready performance obligation. Customers may also purchase incremental capacity to the Company’s platform, which is an additional stand-ready performance obligation satisfied and recognized as revenue over the remaining term of the applicable subscription. The Company views its performance obligation as a series of distinct services as the underlying subscription service is made available to the customer on a continuous basis over the contracted period of time, and that are substantially the same and have the same pattern of transfer to the customer, in accordance with ASC 606-10-25-14(b). The Company has concluded that each distinct service is satisfied over time in accordance with ASC 606-10-25-27(a), specifically, given that the nature of its promise is not the actual delivery of a specified quantity of service but is rather providing a single service over a period of time. Customers who consume above their committed capacity will be invoiced for overages on a quarterly basis. The Company recognizes the overage fees as variable consideration. Revenue recognized as variable consideration was not material during the years ended December 31, 2019 and 2020 and during the nine months ended September 30, 2020 and 2021.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
The Company typically invoices its customers annually. Payment terms generally require that customers pay within 30 days of invoice. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue. The Company applies the practical expedient in Topic 606 paragraph 10-32-18 and does not adjust the promised amount of consideration for the effects of a significant financing component for contracts that are one year or less, and none of the Company’s multi-year contracts contain a significant financing component.
Professional Services Revenue
Professional services revenue primarily consists of fees from delivering research studies, training services and strategy workshops. The Company recognizes revenue from service engagements that occur over a period of time on a proportional performance basis as labor hours are incurred.
Significant Judgments - Contracts with Multiple Performance Obligations
The Company regularly enters into contracts with customers that include promises to transfer multiple services. For arrangements with multiple services, the Company evaluates whether the individual services qualify as distinct performance obligations. In its assessment of whether a service is a distinct performance obligation, the Company determines whether the customer can benefit from the service on its own or with other readily available resources and whether the service is separately identifiable from other services in the contract. This evaluation requires the Company to assess the nature of each individual service offering and how the services are provided in the context of the contract, including whether the services are significantly integrated, highly interrelated, or significantly modify each other, which may require judgment based on the facts and circumstances of the contract.
Contracts that contain multiple performance obligations that are considered distinct require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price (SSP). The SSP is the price at which the Company would sell a promised good or service separately to a customer. In instances where the Company does not sell a product or service separately, establishing SSP requires significant judgment. The Company estimates the SSP by considering available information, prioritizing observable inputs such as historical sales, internally approved pricing guidelines and objectives, and the underlying cost of delivering the performance obligation.
Costs Capitalized to Obtain Revenue Contracts
Prior to the adoption of Topic 606, costs associated with obtaining customer contracts were recorded as sales and marketing expenses in the period the related customer contract was signed. Subsequent to the adoption of Topic 606, the Company capitalizes sales commissions and associated payroll taxes paid to internal sales personnel that are incremental costs resulting from obtaining a non-cancelable contract with a customer.
Sales commissions paid upon the initial acquisition of a customer contract are amortized on a straight-line basis over an estimated period of benefit of four years, which is typically longer than the contractual term of the customer contract but reflects the estimated period of benefit. The Company estimates the period of benefit by taking into consideration the estimated customer life, and the technological life of its platform and related significant features. The Company has elected the practical expedient to expense renewal commissions in the period of booking if the period of amortization is one year or less, and it recognizes renewal commissions over the contract term for renewal contracts greater than one year. Sales commissions on renewal contracts are not considered commensurate with sales commissions on new revenue contracts. Amortization of capitalized contract acquisition costs is included in sales and marketing expense in the consolidated statements of operations.
The Company periodically reviews these costs capitalized to obtain revenue contracts to determine whether events or changes in circumstances have occurred that could impact the recoverability of the asset. There were no impairment losses recorded during the years ended December 31, 2019 and 2020 and during the nine months ended September 30, 2020 and 2021.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
Costs capitalized to obtain revenue contracts earned and capitalized during the years ended December 31, 2019 and 2020 were $7.0 million and $9.0 million, respectively, and costs capitalized during the nine months ended September 30, 2020 and 2021 were $5.7 million and $9.0 million, respectively. Amortization expense for costs capitalized to obtain revenue contracts during the years ended December 31, 2019 and 2020 was $2.1 million and $4.1 million, respectively. Amortization expense for costs capitalized to obtain revenue contracts during the nine months ended September 30, 2020 and 2021 was $2.8 million and $4.8 million, respectively.
Cost of Revenue
Subscription Cost of Revenue
Subscription cost of revenue consists of three categories of expenses: UserTesting Contributor Network, platform, and support. UserTesting Contributor Network costs consist primarily of contributor payments for the tests completed as well as the cost to operate and support those contributors. Platform costs consist primarily of the cost to support the Company’s platform, including infrastructure-related, hosting, and personnel-related costs, such as salaries, bonus, stock-based compensation expense, and benefits. Support costs include the personnel-related costs, such as salaries, bonus, stock-based compensation expense, and benefits, of employees who directly support customers of the Company’s subscription services and amortization of acquired intangibles.
Professional Services Cost of Revenue
Professional services cost of revenue consists primarily of personnel-related costs, third-party consulting expenses, and allocated overhead.
Software Development Costs
Software development costs include costs to develop software to be used to meet internal needs and applications used to deliver the Company’s services. The Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Costs capitalized for developing such software applications were not material for the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2020 and 2021.
Research and Development
Research and development expenses primarily consist of personnel-related expenses, including stock-based compensation directly associated with the Company’s research and development employees, contractor costs related to third-party development, and allocated overhead. Research and development costs are expensed as incurred.
Advertising Costs
Advertising costs are expensed as incurred in sales and marketing expense in the consolidated statements of operations and amounted to $2.6 million and $4.6 million for the years ended December 31, 2019 and 2020, respectively, and $3.3 million and $7.2 million for the nine months ended September 30, 2020 and 2021, respectively.
Leases Prior to Adoption of Accounting Standards Update (ASU) No. 2016-02, Leases (ASU 2016-02)
Before the adoption of ASU 2016-02 on January 1, 2021, the Company categorizes leases at their inception as either operating or capital leases, with the Company’s current lease portfolio only consisting of operating leases for office spaces. In certain lease agreements, it may receive rent holidays and other incentives. For operating leases, the Company recognizes lease costs on a straight-line basis once control of the space is achieved, without regard to deferred payment terms such as rent holidays that defer the commencement date of required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
Stock-Based Compensation
The Company has a stock incentive plan under which equity awards are granted to employees, directors, and consultants. Stock-based compensation expense related to equity awards is recognized based on the fair value of the awards granted. The fair value of the Company’s common stock underlying the awards has historically been determined by the board of directors with input from management and third -party valuation specialists, as there was no public market for the Company’s common stock. The board of directors determines the fair value of the common stock by considering a number of objective and subjective factors including: the valuation of comparable companies, the Company’s operating and financial performance, the lack of liquidity of common stock, transactions in the Company’s common stock, and general and industry specific economic outlook, amongst other factors. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the fair value of the underlying common stock, risk-free interest rates, the expected term of the option, expected volatility, and expected dividend yield. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally four years. The Company accounts for forfeitures as they occur.
Subsequent to June 30, 2021 and up to October 2021, the Company determined the fair value of its common stock in relation to stock-based compensation awards by a linear interpolation between a June 2021 third-party valuation and the midpoint of the preliminary pricing range of the Company’s initial public offering estimated by its board of directors in October 2021. Subsequent to October 2021, the Company determines the fair value of its common stock in relation to stock-based compensation awards by a linear interpolation between the midpoint of the latest preliminary price range estimated by its board of directors in November 2021 and the final price of the Company’s initial public offering.
In September 2021, the Company granted RSUs which will vest based upon the satisfaction of both a service-based condition and a liquidity event-based condition. The service-based vesting condition for these awards is generally satisfied over four years. The liquidity event-based vesting condition is satisfied upon the occurrence of a qualifying event, which is generally defined as an underwritten initial public offering or a change in control transaction. The fair value of these RSUs is measured based on the fair value of the Company’s common stock on the grant date and will begin to be recognized as expense when both the required service-based vesting condition and the liquidity event-based vesting condition has been achieved using the accelerated attribution method. As of September 30, 2021, no qualifying event has occurred, so the Company did not recognize any stock-based compensation expense for these RSUs with liquidity event-based vesting condition.
Foreign Currency
The functional currency of the Company’s foreign subsidiaries is the U.S. Dollar (USD). Monetary assets and liabilities are remeasured using foreign currency exchange rates at the end of the period, and non-monetary assets and liabilities are remeasured based on historical exchange rates. Gains and losses due to foreign currency are the result of either the remeasurement of subsidiary balances or transactions denominated in currencies other than the foreign subsidiaries’ functional currency and are included in other income (expense), net in the Company’s statements of operations.
Income Taxes
The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company measures deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. The Company recognizes the effect on deferred tax assets and liabilities of a change in tax rates as income and expense in the period that includes the enactment date. A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. In determining the need for a valuation allowance, the Company considers future growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which the Company operates, historical earnings and losses carryforward periods, and prudent and feasible tax planning strategies, as applicable.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
The Company’s tax positions are subject to income tax audits by multiple tax jurisdictions. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not the position is sustainable upon examination by the taxing authority, based on the technical merits. The Company measures the tax benefit recognized as the largest amount of benefit which is more likely than not to be realized upon settlement with the taxing authority. Significant judgment is required to evaluate uncertain tax positions. The Company’s evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law or guidance, correspondence with tax authorities during the course of audits, and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in the Company’s income tax expense in the period in which the Company makes the change, which could have a material impact on the Company’s effective tax rate or operating results. The amount of income taxes paid is subject to examination by U.S. federal, state, and foreign tax authorities. To the extent the assessment of such tax position changes, the Company records the change in estimate in the period in which the determination is made.
Net Loss Per Share
Holders of the Company’s common stock are not entitled to dividends until declared dividends to convertible preferred stockholders have been paid. The Company is required to use the two-class method of calculating earnings per share. The two-class method requires that earnings per share be calculated separately for each class of security. As the Company incurred losses during the periods presented, the Company used the methods described below to calculate net loss per share.
The Company calculates basic net loss per share by dividing net loss attributable to common stockholders by the weighted-average number of the Company’s common stock shares outstanding during the respective period. Net loss attributable to common shareholders is net loss minus convertible preferred stock dividends declared, of which there were none during the periods presented.
The Company’s potentially dilutive securities, which include stock options and preferred stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.
Recently Adopted Accounting Standards
In May 2014, the Financial Accounting Standards Board (FASB) issued Topic 606. Topic 606 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605: Revenue Recognition (Topic 605) and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The impact of the adoption of Topic 606 is described above in Revenue Recognition.
In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of accounting for share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. Under this new guidance an entity recognizes all excess tax benefits and deficiencies as income tax expense or benefit in the income statement. The standard also provides an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, which the Company has elected to adopt. The Company adopted the standard on January 1, 2019. The adoption of this standard did not have an impact on the consolidated financial statements.
In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments. The standard provides new authoritative guidance addressing eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain transactions are presented and classified in the statement of cash flows. The Company adopted the standard retrospectively as of January 1, 2019. The adoption of this standard did not have an impact on the consolidated financial statements.
In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which amends the guidance in ASC Topic 350 by eliminating Step 2 from the

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
goodwill impairment test. Under the new guidance, entities will perform goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The Company adopted the standard as of January 1, 2019 using the prospective transition approach, and there was no impact on the consolidated financial statements upon adoption of ASU No. 2017-04.
In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260) Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The amendments in Part I of the ASU change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments in Part II recharacterize the indefinite deferral of certain provisions of Topic 480 with a scope exception and do not have an accounting effect. The Company adopted the standard retrospectively as of January 1, 2019. The adoption of this standard did not have an impact on the consolidated financial statements.
In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation Topic 718: Improvements to Nonemployee Share-Based Payment Accounting (Topic 718), which simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The Company adopted the standard as of January 1, 2019, utilizing the modified retrospective approach. The adoption of this standard did not have an impact on the consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company adopted the standard retrospectively as of January 1, 2019. The adoption of this standard did not have an impact on the consolidated financial statements.
The Company adopted ASU 2016-02 effective January 1, 2021. Upon adoption of ASU 2016-02, the Company categorizes lease agreements at their inception as either operating or finance leases. Operating lease right-of-use (ROU) assets and related liabilities are included in “Operating lease right-of-use assets,” “Operating lease liabilities, current,” and “Operating lease liabilities, non-current” in the Company’s consolidated balance sheet. The Company did not have any finance leases.
ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date, including credit premiums on its corporate borrowings, in determining the present value of lease payments. The operating lease ROU asset also includes any advance lease payments made and excludes lease incentives, where applicable. The Company’s lease terms may contain renewal and extension options of up to three years and early termination features. The Company does not include renewal, extension or early termination in its determination of the lease term to the extent they are not reasonably certain at lease commencement. Lease expense for lease payments to the extent they are fixed is recognized on a straight-line basis over the lease term. Variable lease payments are expensed as incurred and include certain non-lease components, such as maintenance and other services provided by the lessor to the extent the charges are variable.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
The Company has elected to combine non-lease components with lease components for the purposes of calculating the ROU asset and liabilities, to the extent they are fixed. Non-lease components that are not fixed are expensed as incurred as variable lease costs. In addition, the Company does not recognize right-of-use assets and lease liabilities for short-term leases, which have a lease term of 12 months or less.
In addition, the Company subleases its unoccupied facility to a third party. Such sublease has been classified as an operating lease. Any impairment to the associated right-of-use assets, leasehold improvements, or other assets as a result of a sublease is recognized in the period the sublease is executed and recorded in the consolidated statements of operations. The Company recognizes sublease income on a straight-line basis over the sublease term.
The Company adopted ASU 2016-02 effective January 1, 2021, using the optional transition relief method. Consequently, financial information is not updated and the disclosures required under the new leases standard are not provided for dates and periods before January 1, 2021. The Company has elected the practical expedient package, which includes retaining the current classification of leases and not reassessing the treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Company has elected not to use hindsight practical expedient and did not reassess the lease term at the date of adoption. As an accounting policy election, the Company also elected not to apply the balance sheet recognition requirements under ASU 2016-02 to leases with a term less than or equal to twelve months. The adoption had a material impact on the Company’s consolidated balance sheets, but, did not have an impact on the Company’s consolidated statements of operations, statements of cash flows and statements of convertible preferred stock and stockholders’ deficit. As a result of adoption on January 1, 2021, the Company recognized operating lease liabilities of $20.6 million and operating lease ROU assets of $19.2 million based on the present value of the remaining minimum rental payments for existing operating leases. The Company did not have any finance leases.
Recently Issued Accounting Standards Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments Topic 326: Credit Losses Measurement of Credit Losses on Financial Instruments (Topic 326), which requires an entity to utilize a new impairment model known as the current expected credit loss (CECL) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. This guidance also requires new disclosures for financial assets measured at amortized cost, loans, and available-for-sale debt securities. Entities will apply the standard’s provisions as a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. Topic 326 is effective for the Company beginning fiscal year 2023. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and has not yet determined whether the effect will be material.
In February 2016, the FASB issued ASU 2016-02, which supersedes the guidance in ASC 840: Leases. This standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similarly to existing guidance for operating leases today. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.
The Company will be required to recognize and measure leases existing at, or entered into after, the beginning of the period of adoption using a modified retrospective approach, with certain practical expedients available. For public companies, Topic 842 is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. For private companies, the new guidance is effective for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022 and is required to be applied using a modified retrospective approach. Early adoption is permitted. The Company will adopt the new standard as of January 1, 2021 and is currently evaluating the impact of the adoption. The Company

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
currently believes the most significant impact upon adoption will be the recognition of material right-of-use assets and lease liabilities on its consolidated balance sheets associated with operating leases. The Company does not expect the adoption will have a material impact on its consolidated statements of operations.
ASU 2016-02 Adoption Update—The Company adopted this standard effective January 1, 2021, as noted in “Recently Adopted Accounting Standards” above.
In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by this new guidance. This new guidance is effective for the Company for its fiscal year beginning January 1, 2022 and may be adopted either prospectively or retrospectively to all implementation costs incurred after the date of adoption. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and has not yet determined whether the effect will be material.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in ASC 740, Income Taxes in order to reduce cost and complexity of its application. This new guidance is effective for the Company for its fiscal year beginning January 1, 2022 and interim periods in the following years. Most amendments within this guidance are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and has not yet determined whether the effect will be material.
2. Revenue
Contract Balances
The Company receives payments from customers based on a billing schedule as established in its customer contracts. Accounts receivable are recorded when the Company contractually has the right to consideration.
Contract liabilities consist of deferred revenue and customer deposits. Deferred revenue represents billings under noncancellable contracts that have been invoiced in advance of revenue recognition, and the balance is recognized as revenue when transfer of control to customers has occurred or services have been provided. Customer deposits consist of billings for anticipated revenue generating activities in advance of the start of the contractual term or for the portion of a contract term that is subject to cancellation and refund. Revenue is deferred when the Company has the right to invoice in advance of performance under a customer contract. The current portion of deferred revenue and customer deposits are recognized during the following 12-month period, provided the customers with cancellable contracts do not invoke their termination rights. As of December 31, 2019, December 31, 2020 and September 30, 2021, the Company’s contract liabilities were $45.7 million, $62.8 million and $79.6 million, respectively. The amount of revenue recognized during the years ended December 31, 2019 and 2020 that was included in contract liabilities at the beginning of each period was $33.0 million and $45.7 million, respectively. The amount of revenue recognized during the nine months ended September 30, 2020 and 2021 that was included in contract liabilities at the beginning of each period was $42.4 million and $57.5 million, respectively.
Remaining Performance Obligations
The terms of the Company’s subscription agreements are primarily annual and, to a lesser extent, multi-year. The Company's subscription agreements are generally noncancellable. Revenue allocated to remaining performance obligation represents noncancellable contracted revenue that has not yet been recognized and includes deferred revenue and unbilled amounts that will be recognized as revenue in future periods. Unbilled portions of the remaining performance obligation denominated in foreign currencies are revalued each period based on the period end exchange rates. Cancellable contracted revenue, which includes customer deposits, is not considered a

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
remaining performance obligation. As of December 31, 2020 and September 30, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was $72.3 million and $97.0 million, respectively. As of December 31, 2020 and September 30, 2021, the Company expects to recognize the significant majority of its remaining performance obligations as revenue over the subsequent twelve months, and the remainder over twenty four months.
Disaggregation of Revenue
The following table sets forth revenue by geographic area for the periods presented:

	Year Ended December 31,				Nine Months Ended September 30,
	2019		2020		2020		2021
	(in thousands)	%	(in thousands)	%	(in thousands)	%	(in thousands)	%
					(unaudited)
United States	$69,445	91%	$86,718	85%	$62,107	85%	$86,082	82%
International	7,188	9	15,477	15	10,699	15	18,832	18
Total revenue	$76,633	100%	$102,195	100%	$72,806	100%	$104,914	100%
No single country other than the United States represented 10% or more of the Company’s revenue during the years ended December 31, 2019 and 2020 and during the nine months ended September 30, 2020 and 2021.
3. Business Combination
Teston AS
On March 17, 2020, the Company entered into a stock purchase agreement to acquire all the shares of Teston AS (Teston) for a total purchase price of $10.9 million consisting of $9.1 million in cash and $1.8 million of deferred consideration. Teston is a European provider of multilingual usability testing solutions for fast consumer feedback on digital products and services. Teston was acquired to expand into the European markets, providing multilingual services (English, Norwegian, Swedish, German, and French) to customers across the globe, and for its technology platform.
In accordance with ASC 805, Business Combinations, the acquisition of Teston was recorded as an acquisition of a business. Under the purchase method of accounting, the fair value of the consideration was allocated to assets and liabilities assumed at their fair values. The fair values of customer relationships and non-compete agreements were determined using the With and Without Method, the fair values of developed technology and trademarks were determined using the Royalty Savings Method, and the fair value of the tester base was determined using the Replacement Cost Method. These fair values are based on Level 3 inputs within the fair value hierarchy, and the most significant unobservable input is estimated future revenues. The excess of the fair value of consideration paid over the fair values of net assets and liabilities acquired and identifiable intangible assets resulted in recognition of goodwill of $8.8 million. The goodwill consists largely of expected synergies from combining the operations of Teston with that of the Company. The goodwill recognized is not deductible for income tax purposes.
Purchase Price Allocation
The total purchase price was allocated to Teston’s net tangible and identifiable intangible assets based on their estimated fair values as of March 17, 2020 as set forth below:

	In thousands	Estimated useful lives (in years)
Current assets	$765
Intangible assets
Customer relationships	500	7
Developed technology	580	4
Tester base	350	4

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)

Trademarks	100	3
Non-compete agreements	200	3
Goodwill	8,785
Net deferred tax asset	51
Other long-term assets	2
Other liabilities assumed	(388)
	$10,945
In accordance with accounting for business combinations, the Company expensed $0.1 million for investment bankers fees, legal, consulting, and other costs directly related to the acquisition. The results of operations for Teston have been included in the consolidated statements of operations since the acquisition date. Actual and pro forma revenue and earnings (loss) for the acquisition have not been presented because they do not have a material impact to the Company’s consolidated revenue and results of operations.
4. Fair Value Measurements
The Company follows guidance provided in ASC 820, Fair Value Measurement, for valuation of financial assets and financial liabilities and for nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This guidance also establishes a framework for measuring fair value and expands disclosures about fair value measurements.
The Company’s investment portfolio consists of money market funds amounting to $16.5 million, $83.2 million, and $50.1 million as of December 31, 2019, December 31, 2020, and September 30, 2021, respectively, which are carried at fair value. The Company has determined the carrying value to be equal to the fair value and has classified these investments as Level 1 financial instruments. There were no transfers in or out of Level 3 during the periods presented.
5. Consolidated Balance Sheet Components
Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	As of December 31,		As of September 30,
	2019	2020	2021
			(unaudited)
Computer, equipment, and software	$1,871	$2,117	$2,079
Furniture and fixtures	130	150	298
Leasehold improvements	304	942	1,712
Property and equipment, gross	2,305	3,209	4,089
Less: accumulated depreciation	(1,784)	(1,917)	(1,260)
Property and equipment, net	$521	$1,292	$2,829
Depreciation expense was $0.5 million and $0.3 million for the years ended December 31, 2019 and 2020, respectively, and $0.2 million and $0.4 million for the nine months ended September 30, 2020 and 2021, respectively.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of December 31,		As of September 30,
	2019	2020	2021
			(unaudited)
Sales tax payable	$7,250	$10,458	$8,477
Accrued compensation and benefits	3,586	5,646	5,268
Accrued tax liabilities	429	2,893	3,104
Deferred rent, current	58	85	—
Others	1,718	4,948	4,512
Accrued expenses and other current liabilities	$13,041	$24,030	$21,361
The Company is subject to indirect taxation in some, but not all, of the various U.S. states and foreign jurisdictions in which it conducts business. Therefore, the Company has an obligation to charge, collect, and remit Value Added Tax (VAT) or Goods and Services Tax (GST) in connection with certain of its foreign sales transactions and sales and use tax in connection with eligible sales to subscribers in certain U.S. states. In addition, on June 21, 2018, the U.S. Supreme Court overturned the physical presence nexus standard and held that states can require remote sellers to collect sales and use tax. As a result of this ruling and given the scope of the Company’s operations, taxing authorities continue to provide regulations that increase the complexity and risks to comply with such laws and could result in substantial liabilities, prospectively as well as retrospectively. The Company is at various stages of negotiations or pursuit of favorable rulings with the respective taxing authorities regarding these liabilities. Based on the information available, the Company continues to evaluate and assess the jurisdictions in which indirect tax nexus exists and believes that the indirect tax liabilities are adequate and reasonable. However, due to the complexity and uncertainty around the application of these rules by taxing authorities, results may vary materially from the Company’s expectations. The Company recorded its best estimate of the liability (including related penalties and interest) of $5.5 million, $8.5 million, and $7.9 million as of December 31, 2019, December 31, 2020, and September 30, 2021, respectively, which is included in sales tax payable above. During the third quarter of 2021, the Company was accepted into the voluntary disclosure agreement (VDA) process in certain jurisdictions. As a result, the estimated liability as of September 30, 2021 is net of $2.6 million reversal of sales and use tax accruals including related penalties and interest, pursuant to the respective arrangements. The Company may experience additional future reversals, depending upon the results of its currently on-going VDA process and pursuit of favorable rulings in certain jurisdictions.
Other Long-term Liabilities
Other long-term liabilities consisted of the following (in thousands):

	As of December 31,		As of September 30,
	2019	2020	2021
			(unaudited)
Deferred rent, non-current	$176	$1,324	$—
Deferred tax liabilities	—	104	96
Other	—	1,098	1,435
Other long-term liabilities	$176	$2,526	$1,531

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
6. Goodwill and Intangible Assets, Net
Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill amounts are not amortized but are rather tested for impairment at least annually during the fourth quarter. The following table reflects the changes in the carrying amount of goodwill (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Balance at beginning of year	$—	$—	$—	$8,785
Addition due to acquisitions	—	8,785	8,785	—
Balance at end of year	$—	$8,785	$8,785	$8,785
Intangible Assets, Net
Intangible assets consisted of the following (in thousands):

	As of December 31,		As of September 30,
	2019	2020	2021
			(unaudited)
Developed technology	$1,007	$1,789	$1,888
Customer relationships	—	500	500
Other intangible assets	—	650	650
Intangible assets, gross	1,007	2,939	3,038
Less: accumulated amortization
Developed technology	(204)	(524)	(1,067)
Customer relationships	—	(57)	(110)
Other intangible assets	—	(164)	(333)
Intangible assets, net	$803	$2,194	$1,528
Intangible assets have weighted-average amortization periods as follows:

Years
Developed technology	4
Customer relationships	7
Other intangible assets	3–4
Amortization expense of intangible assets was $0.1 million and $0.5 million for the years ended December 31, 2019 and 2020, respectively, and $0.4 million and $0.8 million for the nine months ended September 30, 2020 and 2021, respectively.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
As of December 31, 2020, future amortization expense for intangible assets was estimated as follows (in thousands):

2021	$1,027
2022	561
2023	270
2024	179
2025	71
Thereafter	86
Total	$2,194
7. Debt
Revolving Line of Credit
In January 2018, the Company entered into a loan and security agreement (LSA) with a lender. The agreement was subsequently amended on January 21, 2021. The LSA provides the Company with a $15.0 million revolving line of credit (LOC) that accrues interest on the daily outstanding balance at a per annum rate equal to the greater of 5.50% or prime rate, plus 0.25% (5.75% at December 31, 2019 and 2020). Aggregate advances under the LOC may not exceed the lesser of (i) $15.0 million or (ii) the borrowing base, with the requirement that the Company shall maintain at all times unrestricted cash with the lender in an amount equal to at least $15.0 million. The LSA is secured by a security interest on substantially all the Company’s assets and is subject to certain financial covenants. The Company may use the proceeds of future borrowings under the credit facility for general corporate purposes which may include, without limitation, financing the consideration for and fees, costs and expenses related to an acquisition. The LOC matured on April 12, 2021. As of December 31, 2019 and 2020, the LOC had an outstanding balance of $2.5 million and $0, respectively.
On June 18, 2021, the Company entered into a Fifth Loan and Security Modification Agreement which provides the Company with a revolving LOC of up to $5.5 million, maturing on June 18, 2024, and will accrue interest at a per annum rate equal to the greater of 3.25% and prime rate as reported in The Wall Street Journal or such other rate of interest publicly announced from time to time by the lender as its prime rate (3.25% at September 30, 2021). Pursuant to this agreement, the Company is required to maintain at all times unrestricted cash with the lender in an amount equal to at least $5.5 million.
As of September 30, 2021, the Company has no outstanding borrowings pursuant to the above LOC. The Company was in compliance with the LSA as of, and during the years ended December 31, 2019 and 2020, and as of and during the nine months ended September 30, 2021.

8. Commitments and Contingencies
Operating Leases
The Company leases its office facilities in the United States and the United Kingdom under non-cancellable agreements that expire at various dates through July 2025. Rent expense during the years ended December 31, 2019 and 2020 was $2.2 million and $5.2 million, respectively.
On September 17, 2019, the Company entered into a sublease lease agreement with a subtenant for the lease period of October 1, 2019 to August 31, 2022. The lease premise is located in Atlanta, Georgia and consists of approximately 9,746 square feet, with a total annual base rent of $0.3 million. The Company recognizes any sublease rental income on a straight-line basis as an offset to rent expense.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
Future minimum payments related to operating leases as of December 31, 2020 are as follows (in thousands):

2021	$5,401
2022	5,357
2023	4,976
2024	4,860
2025	3,302
Total future minimum payments	$23,896
Total operating lease costs were $4.3 million, excluding short-term lease costs, variable lease costs, and sublease income, each of which were immaterial for the nine months ended September 30, 2021.
Supplemental cash flow information related to leases were as follows (in thousands):

Nine Months Ended September 30, 2021
(unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$3,931
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	1,010
Weighted-average remaining lease term and discount rate for the Company’s operating leases were as follows:

September 30, 2021
(unaudited)
Weighted-average remaining lease term	3.6 years
Weighted-average discount rate	5.9%
The total remaining lease payments under non-cancelable operating leases as of September 30, 2021 were as follows (unaudited in thousands):

Remainder of 2021	$1,421
2022	5,642
2023	5,228
2024	5,014
2025	3,302
Total undiscounted lease payments	20,607
Less imputed interest	(2,058)
Present value of operating lease liabilities	$18,549
Warranties, Indemnification, and Contingencies
The Company enters into service level agreements with customers which warrant defined levels of uptime and support response times and permit those customers to receive credits for prepaid amounts in the event that those performance and response levels are not met. To date, the Company has not experienced any significant failures to meet defined levels of performance and response. In connection with the service level agreements, the Company has not incurred any significant costs and has not accrued any liabilities in the consolidated financial statements.
In the ordinary course of business, the Company enters into contractual arrangements under which the Company agrees to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, intellectual

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
property infringement claims made by third parties, and other liabilities relating to or arising from the Company’s platform or the Company’s acts or omissions. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, the Company’s obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments.
In addition, the Company has agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines, and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as the Company’s director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company maintains director and officer insurance coverage that may enable the Company to recover a portion of any future amounts paid.
On July 30, 2020, the Scottish Enterprise, an organization established by the Scottish Government, awarded to the Company’s subsidiary, UserTesting Ltd., a grant to be used to invest in research and development by creating additional technical roles at the Company’s European headquarters in Edinburgh. The Company plans to utilize the funding to strengthen its research and development department based in Edinburgh, enhance the capabilities of its platform, and support international growth.
To qualify for the grant, the Company has agreed to unconditionally and irrevocably guarantee as a continuing obligation to Scottish Enterprise that, if any monies become repayable by UserTesting Ltd. to Scottish Enterprise under the terms and conditions of the Agreement and UserTesting Ltd. does not repay such monies to Scottish Enterprise on the first demand, the Company must pay to Scottish Enterprise an amount equal to such monies, together with interest.
Legal Proceedings
In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims. The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These estimates are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel, and other information and events pertaining to a particular matter. In general, the resolution of a legal matter could be material to the Company’s financial condition or cash flows, or both, or could otherwise adversely affect the Company’s operating results. The outcomes of legal proceedings and other contingencies are, however, inherently unpredictable and subject to significant uncertainties. At this time, the Company does not have any such matters that, if resolved unfavorably, would have a material impact on its financial condition, results of operations or cash flows.
9. Convertible Preferred Stock, Stockholders’ Deficit and Equity Incentive Plan
Convertible Preferred Stock
In February 2019, the Company amended its Amended and Restated Articles of Incorporation to (i) increase the shares of common stock authorized for issuance to 120,000,000 shares; (ii) increase the shares of preferred stock authorized for issuance to 80,936,886 shares; and (iii) designate 9,743,564 shares of Series E preferred stock. In February 2019, the Company issued 9,743,564 shares of Series E preferred stock at a price of $2.2579 per share for gross proceeds of $22.0 million. In July 2019, the Company amended its Amended and Restated Articles of Incorporation to increase the shares of common stock authorized for issuance to 123,300,000 shares.
In February 2020, the Company amended its Amended and Restated Articles of Incorporation to (i) increase the shares of common stock authorized for issuance to 161,761,151 shares; (ii) increase the shares of preferred stock authorized for issuance to 105,615,324 shares; and (iii) designate 29,914,217 shares of Series F preferred stock. In February 2020, the Company issued 29,914,217 shares of Series F preferred stock at a price of $3.342892 per share for gross proceeds of $100.0 million.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
The Company has seven outstanding series of preferred stock as of December 31, 2019 and eight outstanding series of preferred stock as of December 31, 2020, which are convertible at the option of the holder. Preferred stock has been classified as temporary equity on the consolidated balance sheets. The preferred stock is not redeemable; however, upon the event of a voluntary or involuntary liquidation, dissolution, change in control, or winding up of the Company, holders of the preferred stock may have the right to receive their liquidation preference under the terms of the preferred stock. A summary of the preferred stock outstanding and other related information is as follows (in thousands, except share data):

	As of December 31, 2019
	Designated Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series Seed convertible preferred stock	5,235,779	5,235,779	$178
Series A convertible preferred stock	17,044,117	17,044,117	1,921
Series A-1 convertible preferred stock	3,761,486	3,761,486	3,176
Series B convertible preferred stock	7,378,199	7,378,199	1,899
Series C convertible preferred stock	25,608,699	25,608,699	45,500
Series D convertible preferred stock	12,165,042	12,165,042	27,337
Series E convertible preferred stock	9,743,564	9,743,564	22,000
Total convertible preferred stock	80,936,886	80,936,886	$102,011

	As of December 31, 2020
	Designated Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series Seed convertible preferred stock	5,235,779	5,235,779	$178
Series A convertible preferred stock	17,044,117	17,044,117	1,921
Series A-1 convertible preferred stock	3,761,486	3,761,486	3,176
Series B convertible preferred stock	7,378,199	7,378,199	1,899
Series C convertible preferred stock	25,608,699	25,608,699	45,500
Series D convertible preferred stock	12,165,042	12,165,042	27,337
Series E convertible preferred stock	9,743,564	9,743,564	22,000
Series F convertible preferred stock	29,914,217	29,914,217	100,000
Total convertible preferred stock	110,851,103	110,851,103	$202,011
The rights, preferences, privileges, restrictions, and other matters relating to the preferred stock are set forth in the Company’s Amended and Restated Certificate of Incorporation dated February 19, 2020, as amended, and are summarized as follows:
Dividend Rights – Holders of shares of Series Seed convertible preferred stock, Series A convertible preferred stock, Series A-1 convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, and Series F convertible preferred stock are entitled to receive dividends at the annual rate of 8% of the original series' issue price, payable out of funds legally available, prior and in preference to any declaration or payment of any dividend on common stock. No dividends shall be paid on the common stock at a greater rate than that paid on any series of preferred stock. Such dividends shall be payable when, as and if declared by the board of directors and shall be on noncumulative basis. As of December 2019, and 2020, no dividends have been declared or paid by the Company.
Liquidation preference – In the event of any liquidation, whether voluntary or involuntary, the holders of Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, and Series F convertible preferred stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets of this Company to the holders of Series Seed convertible preferred stock, Series A convertible preferred stock, Series A-1 convertible preferred stock, Series B convertible preferred stock or common

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
stock by reason of their ownership thereof, an amount per share of Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, and Series F convertible preferred stock equal to the greater of (i) the sum of (x) $1.77674 for each outstanding share of Series C convertible preferred stock, $2.24718 for each outstanding share of Series D convertible preferred stock, $2.2579 for each outstanding share of Series E convertible preferred stock, and $3.342892 for each outstanding share of Series F convertible preferred stock and (y) an amount equal all declared but unpaid dividends on such share or (ii) such amount per share as would have been payable had all shares of Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, and Series F convertible preferred stock, as applicable, been converted into common stock. If the assets and funds distributed among the holders of the Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, and Series F convertible preferred stock are insufficient to permit payment to such holders of the full preferential amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, and Series F convertible preferred stock on a pari passu basis in proportion to the preferential amount each such holder is otherwise entitled to receive.
After the payment of the full liquidation preference of the Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock and Series F convertible preferred stock, the holders of Series B convertible preferred stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets of this Company to the holders of Series Seed convertible preferred stock, Series A convertible preferred stock, Series A-1 convertible preferred stock or common stock by reason of their ownership thereof, an amount per share of Series B convertible preferred stock equal to the greater of (i) the sum of (x) $0.2574 per share for each outstanding share of Series B convertible preferred stock and (y) an amount equal all declared but unpaid dividends on such share or (ii) such amount per share as would have been payable had all shares of Series B convertible preferred stock been converted into common stock. If the remaining assets and funds distributed among the holders of the Series B convertible preferred stock are insufficient to permit payment to such holders of the full preferential amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series B convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.
The holders of Series A convertible preferred stock, Series A-1 convertible preferred stock, and Series Seed convertible preferred stock are entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership thereof, an amount per share of such series of convertible preferred stock equal to the greater of (i) the sum of (x) (A) $0.11268 for each outstanding share of Series A convertible preferred stock, (B) $0.8443345 for each outstanding share of Series A-1 convertible preferred stock, (C) $0.03396 for each outstanding share of Series Seed convertible preferred stock and (y) an amount equal all declared but unpaid dividends on such share of Series Seed convertible preferred stock, Series A convertible preferred stock or Series A-1 convertible preferred stock, respectively, or (ii) such amount per share as would have been payable had all shares of such series of convertible preferred stock been converted into common stock. If the remaining assets and funds distributed among the holders of the Series A convertible preferred stock, Series A-1 convertible preferred stock, and Series Seed convertible preferred stock are insufficient to permit payment to such holders of the full preferential amount, then the entire remaining assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A convertible preferred stock, Series A-1 convertible preferred stock, and Series Seed convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.
The Company’s convertible preferred stock is classified outside of stockholders’ deficit because, in the event of certain “liquidation events” that are not solely within the Company’s control, the shares would become redeemable at the option of the holders. The Company does not adjust the carrying values of the convertible preferred stock to its deemed liquidation values since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.
Conversion rights – Each share of Series Seed, Series A, Series A-1, Series B, Series C, Series D, Series E, and Series F convertible preferred stock shall be convertible into common stock as determined by dividing the applicable

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
original issue price for the given preferred shares by the applicable conversion price for such series. Series Seed, Series A, Series A-1, Series B, Series C, Series D, Series E, and Series F are convertible at the option of the holder at any time after the date of issuance of such shares, subject to adjustments for events of stock splits, stock dividend, and dilution.
Each share of preferred stock will automatically convert at the conversion rate upon the earlier of (i) the sale of Common Stock in a firm commitment underwritten public offering at a price of not less than $4.49436 per share and aggregate proceeds to the Company of not less than $50,000,000 in the aggregate or (ii) upon receipt of a written request for such conversion from the requisite holders of the then outstanding Series Preferred, or on such other date as is specified in such written request. Any automatic conversion of the preferred stock into common stock that is proposed in connection with a Liquidation Event requires the prior consent from the requisite holders of the outstanding Series Preferred.
Voting Rights – The holder of each share of convertible preferred stock shall have the right to one vote for each share of common stock into which such share of convertible preferred stock could then be converted. The holders of Series Preferred and Common Stock currently have the right to elect the board of directors as follows:
a)The holders of shares of Series A and Series A-1 convertible preferred stock, voting as a single class on an as-converted to common stock basis, are entitled to elect one director of the Company.
b)The holders of shares of Series C convertible preferred stock, voting as a separate class, are entitled to elect one director of the Company.
c)The holders of shares of common stock, voting as a separate class, are entitled to elect two directors of the Company.
d)The holders of shares of preferred stock and common stock, voting together as a single class and on an as-converted to common stock basis, are entitled to elect the remaining directors of the Company.
Protective provisions – So long as at least 25% of the originally issued shares of convertible preferred stock are outstanding, the Company shall not take any actions that would affect the rights, preferences, or privileges, change the authorized number of shares of convertible preferred stock or common stock, create or authorize the creation of or issue or obligate itself to issue any notes, debt or debt securities containing equity features, redeem or repurchase any of the Company’s equity securities other than repurchases of terminated employee or consultant shares pursuant to agreements providing for such repurchase, liquidate dissolve or wind-up the business and affairs of the Company, without first obtaining the approval by vote or written consent of a majority of the then outstanding shares of convertible preferred stock.
In the event that the Company issues additional shares of common stock without consideration, or for a consideration per share less than the preferred stock conversion price in effect on the date of and immediately prior to the issuance, the preferred stock conversion price for each series will be reduced to a price determined by multiplying the preferred stock conversion price by a fraction, which is derived by a numerator, which is the number of shares of common stock outstanding immediately prior to the issuance plus the number of shares of common stock that would have been issued if the additional shares were issued at the conversion price prior to issuance, and a denominator, which is the number of shares outstanding immediately prior to the issuance plus the additional shares issued in the transaction.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
Common Stock
The Company has the following shares of common stock reserved for future issuance (in thousands):

	As of December 31,		As of September 30,
	2019	2020	2021
			(unaudited)
Conversion of convertible preferred stock	80,937	110,851	110,851
Outstanding stock awards to purchase common stock	18,565	22,814	26,144
Stock awards available for future grants	2,290	2,446	878
	101,792	136,111	137,873
Repurchases
In February and April 2019, the Company allowed one former consultant and one former employee to sell shares of common stock to the Company. As part of the offer, an aggregate of 525,000 shares of outstanding common stock were purchased from the former consultant and former employee for a total consideration of $1.0 million. The amounts paid in excess of the fair value of common stock at the time of purchase were recorded as stock-based compensation expense. The Company recorded stock-based compensation expense of $0.5 million related to the excess of the selling price of common stock over the fair value of the repurchased shares.
Secondary Sales
In June and July 2019, certain investors acquired 855,102 of the Company’s shares of common stock, 236,873 of the Company’s shares of Series A-1 convertible preferred stock, and 617,990 of the Company’s shares of Series Seed convertible preferred stock from certain executives at purchase prices in excess of the estimated fair value at the time of the transactions (secondary sales). As a result, the Company recorded a total of $0.8 million in stock-based compensation expense for the difference between the price paid by the investor and the estimated fair value on the dates of the transactions for the year ended December 31, 2019. This expense was recorded as general and administrative expense in the consolidated statements of operations. In connection with these secondary sales of common stock, Series A-1 convertible preferred stock and Series Seed convertible preferred stock the Company either waived or assigned its rights of first refusal or other transfer restrictions applicable to such shares. There was a secondary sale for the year ended December 31, 2020 which did not result in additional stock-based compensation expense.
Equity Incentive Plan
In June 2007, the Company adopted the 2007 Equity Incentive Plan (the 2007 Plan). Under the 2007 Plan, the Company was originally authorized to issue 500,000 options. In March 2013, the board of directors adopted the 2013 Equity Incentive Plan (the 2013 Plan) and suspended the 2007 Plan. Upon the effective date of the suspension of the 2007 Plan, all remaining shares available for issuance under the 2007 Plan became available for issuance under the 2013 Plan and any options that expire or are forfeited automatically become available under the 2013 Plan.
As of December 31, 2019, December 31, 2020, and September 30, 2021, 2,290,374, 2,445,852, and 878,440 shares of common stock have been reserved for issuance under the 2013 Plan, respectively. The 2013 Plan provides for the grant of stock options, restricted stock, and other stock-related and performance awards that may be settled in cash, stock, or such other consideration as permitted by the board of directors.
Only employees shall be eligible for the grant of incentive stock options. The exercise price of an option cannot be less than the fair value of one share of common stock on the date of grant for incentive stock options or 100% of the fair value of one share of common stock for non-statutory stock options (not less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock). Options are exercisable over periods not to exceed ten years from the date of grant (five years for incentive stock options granted to stockholders owning greater than 10% of all classes). Vesting terms for options generally range from two to four years.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
The following summary of the equity incentive plan activity for the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2021 is shown collectively for the 2007 Plan and the 2013 Plan:

	Options Outstanding
	Outstanding Stock options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance as of January 1, 2019	15,853	$0.82	7.47	$2,307
Granted	5,518	1.04
Exercised	(1,513)	0.74		472
Forfeited	(1,070)	0.91
Expired	(223)	0.78
Balance as of December 31, 2019	18,565	0.89	7.96	3,135
Granted	7,381	1.28
Exercised	(2,231)	0.85		4,319
Forfeited	(738)	0.96
Expired	(163)	0.85
Balance as of December 31, 2020	22,814	1.02	7.77	54,082
Granted (unaudited)	4,128	4.11
Exercised (unaudited)	(2,044)	0.89		13,276
Forfeited (unaudited)	(747)	1.94
Expired (unaudited)	(163)	0.88
Balance as of September 30, 2021 (unaudited)	23,988	$1.53	7.56	$403,857
Vested and exercisable:
December 31, 2019	7,511	$0.80	6.54	$1,965
December 31, 2020	10,015	$0.86	6.45	$25,377
September 30, 2021 (unaudited)	11,939	$0.92	6.44	$208,336
The weighted-average grant date fair value of options granted during the years ended December 31, 2019 and 2020 was $0.48 and $0.89, respectively. As of December 31, 2019 and 2020, the unrecognized stock-based compensation expense related to outstanding unvested stock options was $3.9 million and $7.3 million, respectively, which are expected to be recognized over a weighted-average period of 2.8 years and 2.6 years, respectively. The total fair value of stock options vested during the years ended December 31, 2019 and 2020 was $1.9 million and $2.4 million, respectively.
The weighted-average grant date fair value of options granted during the during the nine months ended September 30, 2020 and 2021 was $0.67 and $4.05, respectively. As of September 30, 2021, the unrecognized stock-based compensation expense related to outstanding unvested stock options was $20.7 million, which is expected to be recognized over a weighted-average period of 2.5 years. The total fair value of stock options vested during the nine months ended September 30, 2021 was $2.5 million.
From time to time, the Company has granted restricted stock awards to certain third-party service providers in exchange for their services. There was no restricted stock award activity during the years ended December 31, 2019 and 2020. During the nine months ended September 30, 2021, the Company granted restricted stock awards of 9,434 shares with a weighted average grant date fair value of $4.36 per share, which were fully vested at the time of grant. The aggregate grant-date fair value of restricted stock awards vested is immaterial for the nine months ended September 30, 2021.
In September 2021, the Company granted RSUs settleable for 2,156,000 shares of its common stock with a weighted average grant date fair value of $17.19 per share, which will vest based upon the satisfaction of both a service-based condition and a liquidity event-based condition. The Company will begin to recognize compensation

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
expense for these RSUs when both the required service-based vesting condition and the liquidity event-based vesting condition has been achieved using the accelerated attribution method. As of September 30, 2021, no qualifying event has occurred, so the Company did not recognize any stock-based compensation expense for these RSUs. As of September 30, 2021, unrecognized stock-based compensation expense related to these RSUs was $37.1 million which is expected to be recognized over the remaining weighted-average vesting period of approximately 4.1 years.
Stock-Based Compensation
The Company estimated the fair values of each option awarded on the date of grant using the Black-Scholes-Merton option pricing model utilizing the assumptions noted below. The expected term of the options is based on the average period the stock options are expected to remain outstanding, calculated as the midpoint of the options vesting term and the contractual expiration period, as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The expected stock price volatility for the Company’s stock was determined by examining the historical volatilities of its industry peers as the Company did not have any trading history of its common stock.
The risk-free interest rate was calculated using the average of the published interest rates of U.S. Treasury zero-coupon issues with maturities that approximate the expected term. The dividend yield assumption is zero as the Company has no history of, nor plans of, dividend payments.
The assumptions used under the Black-Scholes-Merton option pricing model to calculate the estimated fair value of stock options granted to employees are as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
(unaudited)
Fair value of common stock	$ 1.03 — $ 1.06	$ 1.24 — $ 3.26	$ 1.24	$ 3.88 — $ 17.04
Risk-free interest rate	1.65% — 2.37%	0.41% — 0.52%	0.41% — 0.52%	0.94% — 1.05%
Expected term (years)	4.86 — 6.07	5.09 — 6.07	5.09 — 6.04	5.73 — 6.08
Expected volatility	43.51% — 47.19%	50.43% — 56.40%	50.43% — 52.56%	54.04% — 56.82%
Expected dividend yield	None	None	None	None
Assumptions used in valuing non-employee stock options are generally consistent with those used for employee stock options. The total non-employee stock-based compensation is immaterial.
Stock-based compensation expense was $2.9 million and $2.5 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, unrecognized compensation expense related to stock options was $7.1 million. These costs are expected to be recognized over the remaining weighted-average vesting period of approximately 2.6 years.
Stock-based compensation expense was $1.8 million and $4.9 million for the nine months ended September 30, 2020 and 2021, respectively. As of September 30, 2021, unrecognized compensation expense related to stock options was $20.7 million. These costs are expected to be recognized over the remaining weighted-average vesting period of approximately 2.5 years.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
The total stock-based compensation expense by line item in the accompanying consolidated statements of operations is summarized as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Cost of revenue:
Subscription	$49	$14	$10	$30
Professional services	83	35	27	160
Operating expenses:
Sales and marketing	810	868	629	1,079
Research and development	790	346	247	620
General and administrative	1,529	1,284	929	3,030
Total stock-based compensation expense	$3,261	$2,547	$1,842	$4,919
10. Income Taxes
The income (loss) before the provision for income taxes by U.S. and foreign jurisdictions consisted of the following:

	Year Ended December 31,
	2019	2020
	(in thousands)
United States	$(19,983)	$(34,491)
Foreign	498	1,408
Total	$(19,485)	$(33,083)
The provision for income taxes consisted of the following:

	Year Ended December 31,
	2019	2020
	(in thousands)
Current provision:
Federal	$—	$—
State	1	17
Foreign	81	728
Total current provision for income taxes	82	745
Deferred provision:
Federal	—	—
State	—	—
Foreign	—	155
Total deferred provision for income taxes	—	155
Provision for income taxes	$82	$900

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
The effective income tax rate differs from the federal statutory income tax rate applied to the income (loss) before income taxes due to the following:

	Year Ended December 31,
	2019	2020
	(in thousands)
Tax computed at U.S. federal statutory rate	$(4,111)	$(6,931)
State taxes, net of federal benefit	1	17
Tax rate differential for international subsidiaries	(11)	137
Stock-based compensation	514	365
Tax credits	(1,646)	(769)
Change in valuation allowance	5,347	7,878
Other	(12)	203
Provision for income taxes	$82	$900
Significant components of the Company’s deferred tax assets are shown below. A valuation allowance has been recognized to offset the Company’s deferred tax assets, as necessary, by the amount of any tax benefits that, based on evidence, are not expected to be realized.

	As of December 31,
	2019	2020
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$22,918	$30,463
Credit carryforwards	1,655	2,436
Accruals and others	2,120	3,295
Stock based compensation	169	98
Depreciation	81	699
Gross deferred tax assets	26,943	36,991
Less valuation allowance	(24,706)	(33,774)
Total deferred tax assets	$2,237	$3,217
Deferred tax liabilities:
Deferred commission	$(2,237)	$(3,217)
Intangibles	—	(104)
Gross deferred tax liabilities	(2,237)	(3,321)
Net deferred tax liabilities	$—	$(104)
The Company maintains a full valuation allowance against its U.S. deferred tax assets as of December 31, 2020. It regularly assesses the need for a valuation allowance against its net deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all of the deferred tax assets will not be realized. Due to cumulative losses over recent years and based on all available evidence, the Company has determined that it is more likely than not that its U.S. deferred tax assets will not be realized as of December 31, 2020. The change in valuation allowance for the year ended December 31, 2020 is primarily attributable to increases in current year net operating loss carryforwards of $7.5 million and tax credits of $0.8 million.
The Company has elected to record taxes associated with its Global Intangible Low-Taxed Income (GILTI) as period costs if and when incurred.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
At December 31, 2020, the Company has total net operating loss carryforwards (NOLs) of $125.0 million for federal income tax purposes, of which $70.5 million begin to expire in 2028 and $54.5 million that have no expiration date and federal research tax credits of approximately $3.5 million that begin to expire in 2032. The Company also has state NOLs of $67.0 million that begin to expire in 2029, and state research tax credits of approximately $1.4 million that have no expiration date. Utilization of the NOLs and tax credit carryforwards may be subject to an annual limitation due to the ownership change provisions of U.S. tax law, as defined in Section 382 and 383 of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of NOLs and credits before use. The Company determined that an ownership change, as defined under IRC Section 382, occurred in previous years. The analysis concluded that the Company has experienced ownership changes since inception and that its utilization of NOL and R&D credit carryforwards will be subject to annual limitations. These ownership changes resulted in the expiration of immaterial net operating loss and credit carryforwards prior to utilization. The limitation on the Company’s use of net operating loss and credit carryforwards could reduce the Company’s ability to use a portion of the tax attributes to offset future taxable income.
The Company has not recorded a provision for deferred U.S. tax expense that could result from the remittance of foreign undistributed earnings since we intend to reinvest the earnings of the foreign subsidiaries indefinitely. The Company’s share of the undistributed earnings of foreign corporations not included in its consolidated federal income tax returns that could be subject to additional U.S. income tax if remitted is immaterial. As of December 31, 2020, the amount of unrecognized U.S. federal deferred income tax liability for undistributed earnings is immaterial.
A reconciliation of the beginning and ending balance of total unrecognized tax benefits during 2019 and 2020 is as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Balance, beginning of period	$—	$2,106
Tax positions taken in prior periods:
Gross increases	1,978	—
Tax positions taken in current periods:
Gross increases	128	650
Balance, end of period	$2,106	$2,756
As of December 31, 2020, the Company had gross unrecognized tax benefits of $2.8 million, of which $0.4 million would impact the effective tax rate, if recognized. It recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. Accrued interest and penalties included in the Company’s liability related to unrecognized tax benefits were immaterial at December 31, 2020. The amount of unrecognized tax benefits could be reduced upon expiration of the applicable statutes of limitations. Interest and penalties accrued on these uncertain tax positions are recognized as income tax expense and will be released upon the expiration of the statutes of limitations. These amounts are also not material for any periods presented.
The Company is subject to taxation in the United States and foreign jurisdictions. As of December 31, 2020, the Company’s tax years starting from 2008 remain subject to future examination.
There are differing interpretations of tax laws and regulations, and as a result, disputes may arise with tax authorities involving issues of the timing and amount of deductions and allocations of income among various tax jurisdictions. The Company periodically evaluates its exposures associated with its tax filing positions. The Company believes that adequate amounts have been reserved for any adjustments that may ultimately result from these examinations, and the Company does not anticipate a significant impact to its gross unrecognized tax benefits within the next 12 months related to these years.
Governments in certain countries where the Company does business have enacted legislation in response to the COVID-19 pandemic, including the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) enacted

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
by the United States on March 27, 2020. the Company is continuing to analyze these legislative developments which are not material for the year ended December 31, 2020.
The Company’s provision for income taxes was $0.8 million and $0.6 million for the nine months ended September 30, 2020 and 2021, respectively, with an effective tax rate of (3.1)% and (1.7)% for the nine months ended September 30, 2020 and 2021, respectively. The effective tax rate differs from the U.S. statutory tax rate primarily due to the valuation allowance on the Company’s U.S. deferred tax assets.
There have been no material changes to the estimates or assumptions used in the calculation of the provision for income taxes for the nine months ended September 30, 2021. There were no material changes to uncertain tax positions during the nine months ended September 30, 2021. The Company maintained a full valuation allowance against its U.S. deferred tax assets as of September 30, 2021.
11. Net Loss Per Share
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented (in thousands, except share and per share data):

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Numerator:
Net loss attributable to common stockholders, basic and diluted	$(19,567)	$(33,983)	$(26,136)	$(33,803)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	14,954	16,210	16,015	18,798
Net loss per share attributable to common stockholders, basic and diluted	$(1.31)	$(2.10)	$(1.63)	$(1.80)
The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Convertible preferred shares	80,937	110,851	110,851	110,851
Options issued and outstanding	18,565	22,814	22,959	26,144
Total antidilutive securities	99,502	133,665	133,810	136,995
For each of the periods presented where the Company reported a net loss, the effect of all potentially dilutive securities would be antidilutive, and as a result diluted net loss per common share is the same as basic net loss per common share.
12. Employee Benefit Plans
The Company maintains a retirement savings plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code. Participants may contribute up to applicable annual Internal Revenue Code limits. The plan allows the Company to make matching contributions to eligible participants. The Company provided a matching contribution up to 4% of eligible participants’ compensation. The plan provides for automatic salary deferrals of 5% of compensation each year. Participants are permitted to change their salary deferral percentage and waive the automatic deferral provision. All participants’ deferrals, rollovers and matching contributions are 100% vested when contributed. The Company recognized $1.8 million and $2.3 million in expenses related to the 401(k) match for the

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
years ended December 31, 2019 and 2020, respectively, and $1.7 million and $2.2 million for the nine months ended September 30, 2020 and 2021, respectively.
13. Subsequent Events
The Company has evaluated subsequent events after the balance sheet date through June 11, 2021, the date the consolidated financial statements as of and for the year ended December 31, 2020 were issued.
In March 2021, the Company granted stock options to purchase an aggregate of 583,200 shares of common stock with an exercise price of $3.39 per share. These options have a total grant date fair value of $1.2 million and have a weighted-average requisite service period of approximately four years.
On April 21, 2021, the Company filed the second claim for the grant with Scottish Enterprise, and the Company expects to receive $0.6 million under the grant.
In May 2021, the Company granted stock options to purchase an aggregate of 2,575,032 shares of common stock, including 1,615,582 options granted to the Company’s Chief Financial Officer, with an exercise price of $4.03 per share. These options have a total grant date fair value of $6.0 million and have a weighted-average requisite service period of approximately four years. Additionally, the Company granted restricted stock awards of 9,434 shares with a total fair value of less than $0.1 million, which were fully vested at the time of grant.
Subsequent Events (Unaudited)
As it pertains to the interim consolidated financial statements as of and for the nine months ended September 30, 2021, the Company evaluated subsequent events through October 22, 2021, the date the interim consolidated financial statements were available for issuance and identified the following:
In October 2021, the Company’s board of directors and stockholders approved the adoption of the 2021 Equity Incentive Plan (2021 Plan) which will become effective on the date immediately prior to the date on which the Registration Statement filed in connection with the Company’s IPO is declared effective by the Securities and Exchange Commission (SEC). Under the 2021 Plan, 15,700,000 shares of the Company’s common stock are initially reserved for future issuance. Upon the effective date of the 2021 Plan, any remaining shares available for issuance under the Company’s 2013 Plan will be added to the shares of the Company’s common stock reserved for issuance under its 2021 Plan, and the Company will cease granting awards under the 2013 Plan. The number of shares reserved for issuance under the 2021 Plan will increase automatically on January 1 of each of the first ten calendar years during the term of the 2021 Plan by the number of shares equal to 5% of the aggregate number of shares of all classes of the Company’s common stock issued and outstanding as of the immediately preceding December 31, or a lesser number as may be determined by the Company’s board of directors.
The 2021 Plan authorizes the award of both incentive stock options and nonqualified stock options, as well for the award of restricted stock awards, restricted stock units, stock appreciation rights, and performance and stock bonus awards. Pursuant to the 2021 Plan, incentive stock options may be granted only to employees. The Company may grant all other types of awards to its employees, directors, and consultants.
In October 2021, the Company’s board of directors and stockholders approved the adoption of the 2021 Employee Stock Purchase Plan (2021 ESPP) which will become effective on the date on which the Registration Statement filed in connection with the Company’s IPO is declared effective by the SEC. Under the 2021 ESPP, 3,100,000 shares of the Company’s common stock are initially reserve for future issuance. The number of shares reserved for issuance and sale under the 2021 ESPP will increase automatically on January 1 of each of the first ten calendar years during the term of the 2021 ESPP by the number of shares equal to 1% of the aggregate number of shares of all classes of the Company’s common stock issued and outstanding as of the immediately preceding December 31, or a lesser number as may be determined by the Company’s board of directors. Subject to stock splits, recapitalizations, or similar events, no more than 31,000,000 shares of the Company’s common stock may be issued over the term of the 2021 ESPP.

USERTESTING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(information as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited)
Under the 2021 ESPP, eligible employees will be offered the option to purchase shares of the Company’s common stock at a discount over a series of offering periods through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months. The purchase price for shares purchased under the 2021 ESPP during any given purchase period will be 85% of the lesser of the fair market value of the Company’s common stock on (i) the first day of the applicable offering period or (ii) the last day of the purchase period.
The Company also evaluated subsequent events from October 22, 2021, when the interim consolidated financial statements were available for issuance, through November 8, 2021, the date Amendment No. 2 to the Registration Statement on Form S-1 in connection with the Company’s anticipated IPO was filed with the Securities and Exchange Commission, and identified the following:
In November 2021, the Company granted stock options to purchase an aggregate of 203,450 shares of common stock with an exercise price of $16.00 per share. These options have a weighted-average requisite service period of approximately four years.
In November 2021, the Company granted RSUs settleable for 48,127 shares of common stock. These RSUs have a weighted-average requisite service period of approximately four years.